As filed with the Securities and Exchange Commission on August 3, 2007
Registration No. 333-142869
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to

Form S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

CCS MEDICAL HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	2834	25-1926268
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

14255 49th Street North, Suite 301
Clearwater, FL 33762
(727) 507-2772
(Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)

Joseph H. Capper
Chief Executive Officer
CCS Medical Holdings, Inc.
14255 49th Street North, Suite 301
Clearwater, FL 33762
(727) 507-2772
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Cristopher Greer, Esq. Mark A. Cognetti, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Rod Miller, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum Aggregate	Amount of
Title of Each Class of Securities to be Registered	Offering Price(1)(2)(3)	Registration Fee
Common Stock, $0.01 par value	$184,000,000	$5,648.80

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”), the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(3)	Includes shares of common stock that may be issued and sold if the underwriters exercise their option to purchase additional shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated August 3, 2007
PROSPECTUS

10,000,000 Shares

CCS Medical Holdings, Inc.

Common Stock

We are offering 10,000,000 shares of our common stock in this initial public offering. No public market currently exists for our common stock.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “CCSM.” We currently expect that the initial public offering price will be between $14.00 and $16.00 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to CCS Medical Holdings, Inc. (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 1,500,000 shares of our common stock on the same terms and conditions as set forth above if the underwriters sell more than 10,000,000 shares of our common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about          , 2007.

Lehman Brothers	Goldman, Sachs & Co.

Wachovia Securities	Raymond James

          , 2007

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to sell these securities. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and notes to those consolidated financial statements, included elsewhere in this prospectus, before making an investment decision. We use “CCS Medical,” “our company,” “we,” “us” and “our” in this prospectus to refer to CCS Medical Holdings, Inc. and its subsidiaries and predecessors.

Our Business

We are a leading medical supply management company delivering products and value-added services to individuals living with select chronic medical conditions, including diabetes, urological and ostomy-related disorders, chronic wounds, incontinence, respiratory conditions and other illnesses. We employ a differentiated marketing approach using a nationwide field-based sales force that targets healthcare professionals who focus on chronic conditions to expand our extensive relationship-based network. In an effort to promote proper patient compliance with physician prescribed protocols, our medical supply programs educate and counsel patients on disease states and complex clinical regimens, assume responsibility for the patients’ billing and collecting from government programs and third-party payors, and deliver products to patients’ homes through the mail. Our primary product focus is on diabetes, a large and fast growing component of the chronic care market. Products we distribute in the diabetes market include blood glucose testing supplies, insulin pumps and related supplies, and prescription medications.

Our target markets are large, growing at epidemic levels and being serviced more frequently by mail. According to a Johns Hopkins University study, nearly one-half of Americans are living with at least one chronic condition and approximately one in four Americans lives with two or more of these conditions. Diabetes is among the most common chronic conditions in the United States and accounts for an estimated 10% of direct and indirect healthcare costs. The American Diabetes Association, or ADA, estimated the total direct and indirect costs of diabetes at approximately $132 billion in 2002. This includes approximately $17.5 billion of outpatient medication and supplies, including $10.5 billion for medication and oral agents, and $7.0 billion for insulin and delivery supplies costs. According to Frost & Sullivan, a healthcare industry research firm, the number of individuals diagnosed with diabetes in the United States is expected to grow 5.1% annually between 2005 to 2012. We believe that mail-order distribution is becoming more prevalent in servicing growing chronic care needs. For example, the share of diabetic test strips distributed through the mail is estimated to have increased from approximately 28% in 2001 to approximately 33% in 2006. The Department of Health and Human Services estimates that 60% of Medicare expenditures for diabetic supplies are for items furnished by mail-order suppliers. Our platform, value-added services, and direct mail capabilities combined with our relationships with healthcare professionals, managed care organizations, and manufacturers uniquely position us to capitalize on these market opportunities.

We believe our customized medical supply management programs add value for patients, healthcare professionals and payors. Patients benefit from the convenience and privacy of home delivery, our processing claims on their behalf, and their ability to defer out-of-pocket expenses. Healthcare professionals benefit from our assistance with improved patient compliance and our practice of filling prescriptions as written. Payors benefit from lower overall medical costs as patient complications and comorbidities decline due to increased compliance with treatment regimens. We estimate that the patients we serve are on average three times more compliant to the physician-recommended care protocol than patients serviced by retail networks. Improved patient compliance benefits the patients we serve and our business relationships as it can lead to improved medical outcomes and reduced medical costs.

We employ a highly targeted relationship-based marketing approach. Our nationwide field-based sales force regularly calls upon healthcare professionals, including endocrinologists, internists, general practitioners, certified diabetic educators and nurse specialists. Our approach has enabled us to develop a large network of relationships which results in the potential for ongoing referrals, a lower patient acquisition cost, increased patient retention, and a recurring revenue stream. We also market our services to managed care companies, emphasizing our ability to help reduce the overall cost of care. Lastly, we have developed relationships with many manufacturers in the industry, such as LifeScan, Inc., a Johnson & Johnson company, Medtronic MiniMed, Inc., Roche Diagnostics Corporation and Bayer Corporation. These relationships have led to coordinated marketing opportunities which have led to increased sales and an enhanced market position.

Our Competitive Strengths

We are a leading medical supply management company delivering products and value-added services to individuals living with select chronic medical conditions. We believe our customized medical supply management programs provide value to patients, healthcare professionals and payors. We believe our competitive strengths include:

Nationwide Sales Force Focused on Healthcare Professionals

We employ a differentiated sales and marketing approach relative to our competitors using a field-based sales force that primarily targets healthcare professionals who focus on chronic conditions. We believe this is a more effective and cost efficient means of patient procurement and that our cost per patient acquisition is considerably lower than that of a strictly direct-to-consumer approach. As of March 31, 2007, we employed approximately 200 sales professionals nationwide.

Comprehensive Medical Supply and Service Offerings

We offer the patients we serve a comprehensive, single-source solution for medical supplies, prescriptions and chronic care management services. We routinely interact with the patients we serve by proactively managing their supply needs, such as scheduling reminders to reorder products to ensure compliance with their prescription regimens, and by providing responsive patient service.

Proprietary Technology Platform and Operating Systems

We utilize proprietary information technologies and a custom designed operating system that differentiates us from our competitors and provides a scalable platform for future growth. We manage our operations through an internally developed Oracle-based Patient Information Management System, or PIMS, which increases our administrative efficiency and reduces our organizational costs by allowing us to capture more accurate patient information, facilitate easier enrollment of patients, process claims more effectively, manage compliance with regulatory requirements, and manage inventories and the distribution of supplies to the patients we serve.

Central Position in the Chronic Care Value Chain

We believe our sales force, product and service offerings, and technology platform allow us to occupy an influential position with patients, healthcare professionals and other industry participants. By developing these relationships, and leveraging our central position, we believe we can influence patient behavior.

Experienced Management Team

We are led by Joseph H. Capper, our Chief Executive Officer, who was previously the Director of Sales at Bayer Corporation’s Diabetic Diagnostics Division. As Chief Executive Officer, Mr. Capper led the integration of Chronic Care Solutions, Inc. and MPTC Holdings, Inc. Mr. Capper leads an experienced management team with substantial healthcare distribution, manufacturing and service experience. Our Chief Financial Officer, Stephen M. Saft, was previously the Chief Financial Officer at Priority Healthcare Corporation. Our executive management team has, on average, 14 years of experience in the industry.

Our Growth Strategy

Our objective is to become the leading medical supply management company serving patients that are living with one or more chronic conditions and increase our revenue and profitability at a rate faster than the market average. In furtherance of this objective, we have adopted a diversified growth plan, highlighted by the following strategic elements:

Strengthen our Professional Referral Network by Increasing the Size and Effectiveness of our Sales Force

We utilize our nationwide field-based sales force to target healthcare professionals who focus on chronic conditions in order to encourage them to recommend our service to their patients. In order to gain greater penetration and build relationships with our selected healthcare professional market segments, we plan to hire additional sales personnel on an ongoing basis. With expanded sales reach and call frequency, combined with a successful track record of service, we expect continued referral growth both from securing new healthcare professionals as referral sources and from receiving additional referrals from healthcare professionals who are already recommending our services.

Increase our Patient Base by Expanding our Managed Care Relationships

We currently have relationships with approximately 500 managed care organizations and employ a specialized sales team to compete for new contracts that could offer us access to a greater number of patients. While we can, in certain cases, offer savings on product costs, our primary proposition in the managed care market is one of long-term cost containment. For new managed care plans, our objective is to contract as an authorized, or preferred, provider and execute a series of marketing initiatives, such as call campaigns, mailings and educational seminars, designed to attract additional patients into our program.

Leverage and Expand our Position within the Chronic Care Value Chain

We believe that our relationships with customers, healthcare professionals, manufacturers and payors position us favorably in the chronic care value chain. We believe that we have built a sales, marketing and patient service infrastructure that differentiates us from our competitors. We have developed relationships with, and we believe we are often viewed as the supplier of choice for select coordinated marketing arrangements with, many of the leading medical product manufacturers, including LifeScan, Inc., Medtronic MiniMed, Inc., Roche Diagnostics Corporation and Bayer Corporation. We believe these relationships provide us with a competitive advantage on which we intend to capitalize by consistently aiming to be among the first suppliers to bring new and innovative products to the marketplace. By leveraging our relationships with physicians, patients, manufacturers and payors, we believe we can gain preferred access to opportunities which will allow us to expand our product base and compete more effectively for new patients.

Cross-Sell Additional Products and Services to Patients

We believe there is significant opportunity to provide additional products and services to patients we currently serve for their chronic care and other comorbid disease conditions. We intend to expand communication efforts to eligible patients as to the availability of the other products we offer and to cross-sell when clinically appropriate.

Expand Chronic Conditions Served and Pursue Strategic Acquisitions

We intend to pursue acquisitions that will enable us to accelerate the implementation of our strategic plan and to grow the number of patients we serve. We will evaluate acquisitions that diversify or complement our product offering, payor mix and referral sources. Based on our management team’s experience with merging diverse operations, systems and cultures, we believe we can efficiently integrate new operations, disease states, products and services into our current business platform.

Our Field Sales Team

We believe our sales and marketing approach differentiates us from our competitors. While most mail-order companies in the industry use direct-to-consumer marketing, such as direct mail and TV advertising, we market our products through a dedicated field-based sales force that targets healthcare professionals, primarily physicians and certified diabetic educators and managed care accounts, for new patient referrals.

We employ a detailed and focused approach that educates the healthcare professionals on the benefits and value that our customers may receive from our services, which encourages healthcare professionals to recommend us to their patients. By targeting healthcare professionals, we believe we build relationships with the key influencing agents for patient-related purchasing decisions while reducing the potential for patient attrition given the credibility of the referral source. We believe healthcare professionals are assured their patients will receive top quality products from trusted manufacturers and up-to-date education regarding their disease and therapy. Additionally, our emphasis on healthcare professionals allows members of our sales force to interact on a meaningful and consistent basis with this referral source. We believe this interaction drives greater affinity to the products we distribute and the services we provide.

Our Products

We offer a comprehensive line of products targeted at the chronic care patient population. We have contracts with most major manufacturers of medical supplies and pharmaceutical products used by individuals living with select chronic conditions we serve. Such supplies and products include test strips, insulin pumps and related supplies, ostomy supplies, wound care products and urological and incontinence products. We offer a wide range of products to patients in all 50 states, Washington, D.C. and Puerto Rico. We believe our patient support representatives are trained to offer products that most appropriately address the physicians’ orders and the patients’ needs. We believe that the breadth of our product offerings, which include products manufactured by LifeScan, Inc., Medtronic MiniMed, Inc., Roche Diagnostics Corporation and Bayer Corporation, is a significant competitive advantage in serving healthcare professionals and managed care accounts. Diabetes related products, including diabetic supplies, insulin pumps and pump related supplies and pharmacy, comprised approximately 67% of net revenue for the year ended December 31, 2006 and the three months ended March 31, 2007.

Recent Developments

As of the date of this prospectus, we preliminarily estimate that for the three months ended June 30, 2007, our net revenues will be between $136.3 million and $139.0 million. The midpoint of this range is $137.7 million, as compared to net revenues of $103.3 million for the three months ended June 30, 2006. We estimate that for the three months ended June 30, 2007, our net income will be between $2.2 million and $2.5 million. The midpoint of this range is $2.4 million, as compared to net loss of $10.6 million for the three months ended June 30, 2006. We estimate that for the three months ended June 30, 2007, our operating income will be between $16.0 million and $17.0 million. The midpoint of this range is $16.5 million, as compared to operating income of $3.2 million for the three months ended June 30, 2006. We estimated that for the three months ended June 30, 2007, our depreciation and amortization will be between $6.8 million and $7.5 million. The midpoint of this range is $7.2 million, as compared to depreciation and amortization of $6.1 million for the three months ended June 30, 2006.

During July 2007, we announced that we are reducing our workforce at one of our facilities as part of our ongoing integration efforts. This announcement is anticipated to result in a pre-tax charge of approximately $3.8 million during the third quarter of 2007. This charge will include facility lease and employee severance costs.

We have not finalized our financial statements for the three months ended June 30, 2007. As such, these are preliminary management estimates and are subject to further review. Accordingly, our actual net revenues, net income (loss), EBITDA, as defined, and cash provided by (used in) operating activities for the three months ended June 30, 2007 could differ from our estimates, and any such difference could be significant. We are currently performing our internal review procedures. You should consider this additional information in conjunction with the audited consolidated financial statements as well as “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary, including the following:

•	We have a limited operating history as a combined entity, which may not serve as an adequate basis to evaluate our business, results of operations and prospects and may increase the risk of your investment;

•	We are highly dependent on payments from third-party healthcare payors, and the uncertainty of third-party reimbursements may adversely affect our business;

•	Reductions in reimbursement rates for our products;

•	Recent changes in Medicare coverage and reimbursement policies for our products, including the advent of competitive bidding;

•	The success of our business depends heavily on our relationships with healthcare professionals who prescribe our products;

•	Our business and our industry are highly regulated and, if government regulations are interpreted or enforced in a manner adverse to us or our business, we may be subject to enforcement actions, penalties, exclusion, and other material limitations on our operations;

•	We operate in an industry that is subject to price competition; and

•	We have substantial indebtedness that may affect our ability to raise additional capital to fund our operations and react to changes in the our industry.

Financing Transaction

In connection with the completion of this offering, we expect to enter into a new $415 million senior secured credit facility with a group of lenders that will include affiliates of some of the underwriters. Our proposed initial public offering is not conditioned on the closing of the new credit facility. This facility is expected to consist of a six-year, $50 million revolving credit facility and a seven-year, $365 million term loan facility. The size of the credit facility is subject to change prior to its closing. The new term loan, together with the proceeds of this offering, will be used to repay the outstanding amounts under our existing credit facilities and pay fees and expenses related to this offering. The revolving credit facility will not be drawn upon at the closing of the new credit facility but will be available, subject to certain conditions, for general corporate purposes in the ordinary course of business and for other transactions permitted under the credit agreement. A portion of the revolving credit facility will be available for letters of credit. The obligations under the senior secured credit facility will be secured by a lien on substantially all of our assets.

Proceeds of the new credit facility will be used to repay a portion of our existing credit facilities. As of March 31, 2007, we had outstanding indebtedness of $329.0 million under our First Lien Credit Agreement, $110 million under our Second Lien Credit Agreement, and $61.3 million under our unsecured note payable, which we collectively refer to as our existing credit facilities.

Corporate Information

We were incorporated under the laws of the State of Delaware in September 2005 under the name CCS Acquisition Holding Corporation, and subsequently changed our name to Chronic Care Solutions Holding, Inc. In April 2007, we changed our name to CCS Medical Holdings, Inc. We were formed for the purpose of acquiring, through our wholly owned subsidiaries, CCS Acquisition Holding-Sub Corporation and CCS Medical, Inc. (f/k/a CCS Acquisition, Inc.), all of the ownership interests of MPTC Holdings, Inc. and Chronic Care Solutions, Inc. Our principal executive offices are located at 14255 49th Street North, Suite 301, Clearwater, FL 33762 and our telephone number is (727) 507-2772. Our website address is http://www.ccsmed.com. Any information that is included on or linked to our website is not a part of this prospectus.

The Offering

Common stock offered by us	10,000,000 shares

Common stock outstanding immediately after the offering	37,935,323 shares

Underwriters’ option	We have granted the underwriters an option to purchase up to 1,500,000 additional shares of common stock if the underwriters sell more than 10,000,000 shares in this offering.

Use of proceeds	We estimate the net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $137.8 million, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering to repay a portion of our outstanding borrowings under our existing credit facilities in the aggregate amount of approximately $137.8 million. In connection with the completion of this offering, we expect to enter into a new $415 million senior secured credit facility, of which $365 million will be used to repay the remaining portion of our outstanding borrowings under our existing credit facilities.

An affiliate of Wachovia Capital Markets, LLC is a lender under our existing credit facilities and will, accordingly, receive a portion of the proceeds used to repay those borrowings. We intend to use the remainder of the net proceeds for working capital and other general corporate purposes. See “Use of Proceeds.”

Listing	We have applied to list our common stock on the Nasdaq Global Market under the symbol “CCSM.” Because Warburg Pincus Private Equity IX, L.P., or Warburg Pincus, will own more than 50% of the voting power of our common stock after this offering, we are considered to be a “controlled company” for purposes of the Nasdaq listing requirements. As such, we are permitted, and have elected, to opt out of the Nasdaq listing requirements that would otherwise require our board of directors to be comprised of a majority of independent directors.

The number of shares of common stock that will be outstanding immediately after this offering is based on 27,935,323 shares outstanding as of July 31, 2007 after giving effect to the stock split discussed below. The total number of shares of common stock that will be outstanding immediately after this offering will be 37,935,323, which except as otherwise noted, excludes:

•	1,335,244 shares of unvested restricted common stock as of July 31, 2007;

•	223,365 shares of common stock issuable upon the exercise of stock options outstanding as of July 31, 2007 with a weighted average exercise price of $0.21 per share; and

•	280,854 shares of common stock reserved for future grants under our stock option and incentive plans as of July 31, 2007.

Except as otherwise noted, all information in this prospectus:

•	assumes an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase up to 1,500,000 additional shares of our common stock;

•	assumes an approximate 91.5 for 1 stock split based on the assumed public offering price of $15.00 per share;

•	gives effect to the automatic conversion of the outstanding shares of our series A preferred stock into 27,515,505 shares of our common stock based on the assumed public offering price of $15.00 per share; and

•	assumes the filing of our amended and restated certificate of incorporation, which will occur simultaneously with the completion of this offering.

Summary Historical Consolidated Financial and Other Operating Data

The following table sets forth the summary historical consolidated financial data and other operating data of CCS Medical Holdings, Inc. (Successor) for the six quarterly periods ended March 31, 2007, which are derived from our unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which CCS Medical Holdings, Inc. considers necessary for a fair presentation of the consolidated financial position and results of operations for these periods. The historical results presented below are not necessarily indicative of financial results to be expected in the future.

The data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes, and other financial information included herein.

CCS Medical Holdings, Inc.

	Quarters Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2005	2006	2006	2006	2006	2007
	(In thousands, except patient data)

Statement of operations data
Net revenues	$103,701	$96,703	$103,276	$112,873	$119,579	$137,227
Costs and expenses:
Cost of goods sold	55,034	53,886	58,826	65,234	66,823	73,055
Operating, selling, general and administrative expenses	29,948	28,883	28,354	26,048	27,581	31,560
Provision for uncollectible accounts	8,267	5,781	6,798	6,513	6,588	8,019
Depreciation expense	3,465	3,514	3,449	2,668	3,202	3,578
Amortization expense	2,627	2,627	2,671	2,600	2,819	3,243

	99,341	94,691	100,098	103,063	107,013	119,455

Income from operations	4,360	2,012	3,178	9,810	12,566	17,772
Interest income	(102)	(32)	(197)	(178)	(43)	(8)
Interest expense	11,891	12,117	12,983	13,151	12,908	12,734

Income (loss) before income tax expense	(7,429)	(10,073)	(9,608)	(3,163)	(299)	5,046
Income taxes	986	950	950	950	789	1,047

Net income (loss)	$(8,415)	$(11,023)	$(10,558)	$(4,113)	$(1,088)	$3,999

Other operating data
Total customers	355,596	367,567	379,580	390,446	397,051	399,081
Acquisition cost per diabetic patient(1)	$216	$125	$138	$132	$141	$159

The following tables set forth the summary historical consolidated financial data of: (i) CCS Medical Holdings, Inc. (Successor) for the three months ended March 31, 2007, which is derived from our unaudited financial statements included elsewhere in this prospectus; (ii) CCS Medical Holdings, Inc. (Successor) for the year ended December 31, 2006 and for the three months ended December 31, 2005, which are derived from our audited consolidated financial statements included elsewhere in this prospectus; (iii) Chronic Care Solutions, Inc. (Predecessor) for the years ended September 30, 2005 and 2004, which are derived from our audited consolidated financial statements included elsewhere in this prospectus; and (iv) MPTC Holdings, Inc. (Predecessor) for the nine months ended September 30, 2005 and for the year ended December 31, 2004, which are derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of financial results to be expected in future periods.

As of September 30, 2005, Chronic Care Solutions Holding, Inc. acquired all of the outstanding shares of capital stock of Chronic Care Solutions, Inc. and MPTC Holdings, Inc. and, as a result, Chronic Care Solutions, Inc. and MPTC Holdings, Inc. are predecessors to CCS Medical Holdings, Inc. Effective April 17, 2007, Chronic Care Solutions Holding, Inc. changed its name to CCS Medical Holdings, Inc. The consolidated financial data of Chronic Care Solutions, Inc. and MPTC Holdings, Inc. are included herein for historical evaluation purposes.

The information presented below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the above-reference consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	Predecessors				Successor
	Chronic Care Solutions, Inc.		MPTC Holdings, Inc.		CCS Medical Holdings, Inc.
	Year Ended	Year Ended	Year Ended	Nine Months	Three Months	Year Ended	Three Months
	Sept. 30,	Sept. 30,	Dec. 31,	Ended Sept. 30,	Ended Dec. 31,	Dec. 31,	Ended Mar. 31,
Statement of operations data	2004	2005	2004	2005	2005	2006	2007
	(In thousands, except share data)

Net revenues	$112,142	$191,594	$152,015	$140,841	$103,701	$432,430	$137,227
Costs and expenses:
Cost of goods sold	62,512	111,287	70,698	71,394	55,034	244,767	73,055
Operating, selling, general and administrative expense	32,045	52,108	51,159	45,559	29,948	110,865	31,560
Provision for uncollectible accounts	3,430	18,733	7,157	6,531	8,267	25,680	8,019
Depreciation expense	4,000	11,478	1,327	1,501	3,465	12,833	3,578
Amortization expense	1,134	3,600	7,080	3,145	2,627	10,717	3,243
Impairment loss	—	—	4,988	—	—	—	—
Other	—	—	736	350	—	—	—

	103,121	197,206	143,145	128,480	99,341	404,862	119,455

Income (loss) from operations	9,021	(5,612)	8,870	12,361	4,360	27,568	17,772
Interest expense	15,030	22,053	6,709	5,789	11,891	51,161	12,734
Interest income	—	—	(24)	(25)	(102)	(450)	(8)
Other expense (income), net	59	(2)	—	—	—	—	—

Income (loss) before income tax expense	(6,068)	(27,663)	2,185	6,597	(7,429)	(23,143)	5,046
Income tax expense (benefit)	(2,228)	587	950	2,578	986	3,639	1,047

	Predecessors				Successor
	Chronic Care Solutions, Inc.		MPTC Holdings, Inc.		CCS Medical Holdings, Inc.
	Year Ended	Year Ended	Year Ended	Nine Months	Three Months	Year Ended	Three Months
	Sept. 30,	Sept. 30,	Dec. 31,	Ended Sept. 30,	Ended Dec. 31,	Dec. 31,	Ended Mar. 31,
Statement of operations data	2004	2005	2004	2005	2005	2006	2007
	(In thousands, except share data)

Net income (loss)	(3,840)	(28,250)	1,235	4,019	(8,415)	(26,782)	3,999
Preferred stock dividends, accretion of preferred stock redemption value and undistributed earnings allocated to participating preferred stock	3,773	6,706	3,015	3,172	3,240	14,002	3,999

Net income (loss) attributable to common stock	$(7,613)	$(34,956)	$(1,780)	$847	$(11,655)	$(40,784)	$—

Cash dividends declared per common share	$61.78	$—	$—	$—	$—	$—	$—

Net income (loss) per common share:
Basic(2)	$(5.12)	$(11.13)	$(0.13)	$0.06	$—	$(54,817.20)	$0.08
Diluted(2)	$(5.12)	$(11.13)	$(0.13)	$0.06	$—	$(54,817.20)	$0.08
Weighted average shares outstanding:
Basic(2)	1,487,385	3,141,479	13,878,442	13,878,442	—	744	3,284
Diluted(2)	1,487,385	3,141,479	13,878,442	15,257,795	—	744	3,284
Pro forma net income (loss) per share attributable to common stockholders(3):
Basic						$(0.28)	$0.32
Diluted						$(0.28)	$0.31
Weighted average shares used to compute pro forma net income (loss) per share attributable to common stockholders(3):
Basic						26,304,624	27,812,859
Diluted						26,304,624	28,520,924

	Predecessors				Successor
	Chronic Care Solutions, Inc.		MPTC Holdings, Inc.		CCS Medical Holdings, Inc.
	Sept. 30,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Dec. 31,	Mar. 31,	March 31, 2007
	2004	2005	2004	2005	2005	2006	2007	As Adjusted(3)
	(In thousands)

Balance sheet data
Total assets	$230,355	$217,902	$184,767	$181,820	$678,153	$677,627	$681,237	$681,237
Long-term debt	190,008	194,826	93,815	87,800	483,755	499,579	500,280	374,090	(4)
Capital leases	255	—	1,262	706	535	291	245	245
Preferred stock	3	3	127	127	165,240	190,863	194,571	—
Total stockholders’ equity (deficit)	$18,389	$(16,567)	$74,410	$78,428	$(11,034)	$(50,159)	$(51,253)	$269,508

(1)	Acquisition cost per diabetic patient consists of the sales and marketing costs related to acquiring new diabetic patients as customers. These costs are allocated among new patients during the period.

(2)	Common shares outstanding as of December 31, 2005 were subject to a reverse stock split in June 2006 resulting in fractional shares of .01 common shares outstanding on a converted basis at December 31, 2005. We paid cash in lieu of issuing fractional shares. The per share information in the table does not reflect the assumed approximate 91.5 for 1 stock split that will occur immediately prior to the completion of this offering.

(3)	Pro forma and as adjusted, as applicable, to reflect the following events as if they occurred on March 31, 2007:

(i)	the automatic conversion of the our outstanding shares of our series A preferred stock into shares of our common stock;

(ii)	the issuance and sale of 10,000,000 shares of common stock in this offering at an assumed public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and our estimated offering expenses; and

(iii)	the entry into our new senior secured credit facility and the repayment of our existing credit facilities.

(4)	The as adjusted long-term debt includes approximately $9.0 million drawn on our revolving credit facility to cover prepayment premiums on our existing senior credit facilities and expenses associated with the entry into our new senior credit facility.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks Related to Our Business

We have incurred net losses in the past and have only recently achieved profitability. If we fail to increase our revenues or reduce expenses, including interest expense, we may not be able to maintain profitability.

We have incurred net losses of $26.8 million for the year ended December 31, 2006 and net income of $4.0 million for the quarter ended March 31, 2007. As of December 31, 2006 and March 31, 2007, we had a retained deficit of approximately $52.3 million and $52.2 million, respectively. Our net losses are largely due to interest expense on our outstanding indebtedness. For the year ended December 31, 2006 and the quarter ended March 31, 2007, our interest expense was $51.2 million and $12.7 million, respectively. We intend to repay a portion of our outstanding indebtedness upon the completion of this offering and the closing of our new credit facility.

We have a limited operating history as a combined entity, which may not serve as an adequate basis to evaluate our business, results of operations and prospects and may increase the risk of your investment.

We were formed in September 2005 in connection with the acquisition of Chronic Care Solutions, Inc. and MPTC Holdings, Inc. by Warburg Pincus, and as a result, we have a limited operating history as a combined entity for purposes of your evaluation of our business and prospects. Because of our limited operating history as a combined entity, our historical results of operations may not provide a meaningful basis for evaluating our business, results of operations and prospects. You should evaluate our business, results of operations and prospects in light of the risks and difficulties we may encounter as a company in a highly competitive industry, including our potential inability to:

•	achieve broad patient adoption and acceptance of the services we provide and the products we distribute;

•	successfully expand our sales force;

•	successfully scale our current operations;

•	implement and execute our business and marketing strategies;

•	successfully hire and retain key personnel; or

•	effectively manage our business.

We may not be able to successfully address these risks and difficulties, which could harm our business, results of operations and prospects.

We are highly dependent on payments from third-party healthcare payors, including Medicare, Medicaid and other government sponsored programs, and the uncertainty of third-party reimbursement may adversely affect our business.

A substantial portion of our revenue is derived from third-party private and governmental payors including Medicare, Medicaid and other government sponsored programs. These third-party payors exercise significant control over patient access and increasingly use their enhanced bargaining power to secure discounted rates and other requirements that may increase the cost of service. If third-party payors do not approve our products for reimbursement or fail to reimburse for them adequately, sales will suffer as some physicians or their patients will opt for a competing product that is covered for reimbursement or has a lower patient responsibility payment. Even if third-party payors make reimbursement available, such reimbursement may not be adequate or these payors’ reimbursement policies may adversely affect our ability to achieve profitability. Our sales will continue to depend, in part, upon the extent to which coverage of and reimbursement for our products will be available from government health administration authorities, private health insurers, health maintenance organizations and other third-party payors.

In addition, certain estimates are required to record our net revenues and accounts receivable at their net realizable values as a result of the nature of the industry and reimbursement environment in which we operate. Due to the continuing changes in this industry and reimbursement environment, our estimates could change by a material amount in the near term, which could have an impact on our operations and cash flows.

Reductions in reimbursement rates for our products could adversely affect our business and results of operations.

Sales of a significant portion of our diabetes products and medical supplies depend largely on whether levels of reimbursement from government healthcare programs, such as Medicare and Medicaid, and private payors will be adequate. We believe that healthcare professionals may not use or prescribe our products, and patients may not purchase our products, if these third-party payors do not provide reimbursement for the costs of our products. Consequently, we may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement. Third-party payors continually review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of our products or the patient responsibility is excessive. For example, Medicare frequently engages in efforts to contain costs, which may result in a reduction of coverage of, and reimbursement for, our products. Because many private payors model their coverage and reimbursement policies on Medicare policies, third-party payors’ coverage of, and reimbursement for, our products could be negatively impacted by legislative, regulatory or other measures that reduce Medicare coverage and reimbursement generally. Furthermore, the Centers for Medicare & Medicaid Services, or CMS, could invoke its inherent reasonableness authority to reduce reimbursement levels for Medicare covered products, which could have an adverse effect on our results of operations. A reduction in payments received from, or a loss of coverage under, Medicare could result in similar actions being taken by private payors, which could have an adverse effect on our results of operations.

Recent changes in Medicare coverage and reimbursement policies for our products, including the advent of competitive bidding, could adversely affect our business and results of operations.

Recent changes in coverage and reimbursement policies for our products by Medicare or reductions in reimbursement rates for our products could adversely affect our business and results of operations. The Medicare Modernization Act mandated a number of changes in the Medicare payment methodology and conditions for coverage of certain items of durable medical equipment. These changes include a temporary freeze in annual increases in payments for durable medical equipment from 2004 through 2008, competitive bidding requirements, and new clinical conditions for payment and quality standards which affect our products to varying degrees. The Medicare Modernization Act also revised the payment basis for prescription drugs provided under Medicare Part B and established expanded coverage of outpatient prescription drugs under a new Medicare Part D.

Under the new competitive bidding program, beginning in April 2008, suppliers must be successful bidders to furnish certain durable medical equipment and supplies to Medicare beneficiaries in 10 geographic areas. Payment will be based on winning bid amounts rather than the Medicare fee schedule for items subject to bidding. CMS included mail-order diabetes supplies, but not retail diabetes supplies or glucose monitors, in the first round of the competitive bidding program, along with nine other categories of equipment and supplies. Additional types of equipment may be included in subsequent rounds of competitive bidding when the program is expanded in 2009. Inclusion of any of our products in Medicare competitive bidding or other Medicare reimbursement reductions could have a material adverse effect on our results of operations. We are evaluating the competitive bidding criteria in order to formulate our strategy. As of this time we intend to participate in the bidding process. However, if we are not selected to participate in the competitive bidding program in a particular region in the future, or if payment amounts established under the bidding process are substantially below Medicare fee schedule amounts, it could have an adverse effect on our results of operations.

Compliance with Medicare quality standards could impact our business operations and the costs associated with participation in the Medicare program.

As mandated by the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the Medicare Modernization Act, in August 2006, CMS issued quality standards for suppliers, which are being applied by independent accreditation organizations approved by CMS. All Medicare suppliers must be accredited. We are currently accredited by Community Health Accreditation Program (CHAP), a CMS-approved accrediting agency. Compliance with the quality standards could impact our business operations and the costs associated with participation in the Medicare program. Moreover, as mandated by the Medicare Modernization Act, CMS issued a proposed rule to implement new clinical conditions for payment of durable medical equipment in August 2004. At this time, we cannot predict what clinical conditions will be adopted, the timing of such adoption or the impact on our business of the new standards or any new clinical conditions that are adopted.

The success of our business depends heavily on our relationships with healthcare professionals who prescribe our products, and our failure to maintain or develop these relationships could adversely affect our results of operations.

Our sales force has developed and maintains close relationships with a number of healthcare professionals. We believe that our sales of the products we offer depend significantly on their recommendations of the services we provide. Acceptance of our services depends on educating healthcare professionals as to the distinctive characteristics, perceived benefits, clinical efficacy and cost-effectiveness of our services compared to our competitors’ and on educating healthcare professionals on the clinical efficacy and patient compliance benefits of our services. Our failure to maintain these relationships and develop similar relationships with other leading healthcare professionals could result in a decrease in the recommendation of our services, which may adversely affect our results of operations.

Our business and our industry are highly regulated and, if government regulations are interpreted or enforced in a manner adverse to us or our business, we may be subject to enforcement actions, penalties, exclusion, and other material limitations on our operations.

We and our suppliers are extensively regulated by federal, state and local government agencies. We are required to register our business for permits and/or licenses with, and comply with certain operating and security standards of, the U.S. Drug Enforcement Administration, or DEA, the Food and Drug Administration, or FDA, state boards of pharmacy, state health departments and other state agencies. In addition, we are subject to federal and state laws and regulations that govern financial and other arrangements among healthcare providers, including federal and state anti-kickback statutes, federal and state false claims laws and regulations, beneficiary inducement laws and regulations, and other fraud and abuse laws and regulations. We are also subject to federal and state laws governing the confidentiality of patient information. In addition, federal legislation has resulted in new national standards for the protection of patient information in electronic health information transactions.

Federal regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules. We cannot assure you that such increased enforcement activities will not indirectly have an adverse effect on our business, financial condition or results of operations.

Because the healthcare industry will continue to be subject to substantial regulations, we cannot guarantee that our activities will not be reviewed or challenged by regulatory agencies in the future. Failure to have the necessary clearances, licenses, permits and licenses, or the loss of such clearances, approvals, permits and licenses, or the failure to comply with these laws, regulations, and administrative requirements could subject us to significant civil and criminal sanctions, and could result in suspension of our operations or exclusion of our business from participation in Medicare, Medicaid and other federal and state healthcare programs.

Our promotional materials and practices to promote the sale of medical supplies and products we distribute are subject to extensive government regulation.

Promotional materials and practices to promote the sale of medical products are subject to federal and state laws and regulations that require claims and statements not to be false or misleading and consistent with the any legal and regulatory conditions for clearance or approval to market such products. Promotional claims for medical products typically must be within the bounds of labeling that has been approved or cleared by regulatory authorities, while unapproved or off-label claims are prohibited. Although our marketing and sales force receives initial and periodic training to ensure that all marketing and sales practices are conducted within regulatory requirements, the interpretation of such requirements and the enforcement discretion policies of regulatory authorities may change, or regulatory authorities may conclude that our practices are not in compliance with such requirements. Failure to comply with laws and regulations as interpreted and enforced by regulatory authorities could have a material adverse effect on our business, financial condition or results of operations.

Our marketing and sales practices may contain risks that could have an adverse impact on us.

Our marketing and sales practices directed toward existing and potential referral sources have included certain modest provision of goods and services that we believe is standard in the industry. Under applicable federal and state healthcare fraud and abuse, anti-kickback, false claims and self-referral laws, it could be determined that our marketing and sales practices fall outside permitted compensation arrangements, thereby subjecting us to possible civil and/or criminal sanctions (including exclusion from the Medicare and Medicaid programs) which could have an adverse effect on our business. Although we believe we maintain a satisfactory compliance program, it may not be adequate in the detection or prevention of violations.

Certain federal and state laws and regulations regarding reimbursement and coverage of products and services by Medicare and Medicaid, as well as federal and state laws addressing healthcare fraud and abuse, are broad in scope and apply to our relationships with healthcare providers and entities that may prescribe or recommend our products, and who may assist us in the development and promotion of our products. These laws and regulations are also complex, and even minor, inadvertent irregularities in claim submissions can potentially give rise to a charge that the law has been violated. Any violations of these laws or regulations could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change one or more of our business practices to be in compliance with these laws. Required changes could be costly and time consuming. Any failure to make required changes could result in our losing business or our existing business practices being challenged as unlawful.

Audits or denials of our claims by government agencies could reduce our revenues and have an adverse affect on our results of operations.

As part of our business operations, we submit claims on behalf of patients directly to, and receive payments from, Medicare, Medicaid, and other third-party payors. We are subject to extensive government regulation, including requirements for submitting reimbursement claims under appropriate codes and maintaining certain documentation to support our claims. Medicare contractors and Medicaid agencies periodically conduct pre- and post-payment reviews and other audits of claims and are under increasing pressure to more closely scrutinize healthcare claims and supporting documentation. We have periodically been subject to pre- and post-payment reviews as well as audits of claims and may experience such reviews and audits of claims in the future. Such reviews and similar audits of our claims could result in material delays in payment, as well as material recoupments or denials, which would reduce our net sales and profitability, or result in our exclusion from participation in the Medicare or Medicaid programs. Private payors may from time to time conduct similar reviews and audits.

The development of new technologies that reduce the need for consumable testing supplies or the other products we distribute could adversely affect our business.

The majority of our diabetes supply products sales are of consumable testing supplies used to draw and test small quantities of blood for the purpose of measuring and monitoring glucose levels. Numerous research efforts are underway to develop more convenient and less intrusive glucose measurement techniques. In addition, other development efforts may be underway with respect to other products that we distribute. The commercialization and widespread acceptance of new technologies may eliminate or reduce the need for consumable testing supplies or other products that we distribute, reduce our sales, and adversely affect our results of operations.

We could lose patients and revenues to new or existing competitors who have greater financial or operating resources.

The profitability of our business depends on our ability to retain as customers the patients we serve and to receive recurring and sustained reorders from them. Reorder rates are inherently uncertain due to several factors, many of which are outside of our control, including changing patient preferences, changes in payor coverage and reimbursement requirements, patient transition to extended care facilities, patient mortality and general economic conditions. Reorder rates are also affected by our ability to compete with retail pharmacies, direct-to-consumer distributors of medical supplies, healthcare product distributors, pharmacy benefit management companies and prescription drug plans with in-house pharmacies. Many of our competitors and potential competitors are large companies with well-known names and substantial resources. These companies may develop products and services that are more effective or less expensive than any that we are developing or selling. They may also promote and market these products more successfully than we promote and market our products. The loss of patients and revenues would negatively affect our operating results and financial condition.

If we are unable to effectively adapt to changes in the healthcare industry, our continued success could be adversely affected.

In recent years, the healthcare industry has experienced significant change driven by efforts to reduce costs and improve standards of care. In addition to reduction in Medicare, Medicaid, and third-party reimbursement, these efforts include potential national healthcare reform, increased and restrictive pharmacy benefit management, and horizontal and vertical consolidation within the healthcare industry. The result of these efforts will likely put downward pressure on product pricing, which may adversely affect our sales and profitability. Our inability to react effectively to these and other changes in the healthcare industry could adversely affect our operating results. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, we cannot predict which, if any, of such reforms will be adopted, when they may be adopted or what impact they may have on our product sales.

We operate in an industry that is subject to price competition.

In all of our product and service lines, we face strong competition from companies both large and small, located in the United States and abroad, on factors including quality of care and service, reputation within the healthcare community, scope of products and services, geographical scope and price. We operate in an industry that is subject to price competition, which has created downward pressure on pricing that may adversely affect our business or our ability to meet our financial obligations. If price competition continues, we may have to change our practices or modify our services in order to reduce costs. In addition, in the event we change our practices or modify our services, our relationships with healthcare professionals and the patients we serve may suffer or our results of operations may suffer.

If our costs of providing products or services increase, we may not be able to pass these cost increases on to our customers.

In many of our markets, due to competitive pressures or the fact that reimbursement rates are set by law, we have very little control over the price at which we sell our products and services. If our costs increase, we may not be able to increase our prices, which would adversely affect our results of operations. Accordingly, any increase in the cost of such products and services could adversely affect our results of operations and impair our financial condition.

Our business is dependent on shipping. Price increases or service interruptions by shipping carriers could adversely affect our results of operations and our ability to deliver products on a timely basis.

Shipping is a significant expense and is essential to our operations. We typically ship our products via U.S. Postal Service and United Parcel Service, and we typically pay the cost of shipment. As a result, any significant increase in shipping rates could have an adverse effect on our results of operations. Similarly, strikes, severe weather or other service interruptions by delivery services we use would adversely affect our ability to deliver products on a timely basis. For example, in the wake of Hurricane Katrina in 2005, we were prevented from shipping our products to patients in affected areas for more than a week.

Our inventory management is complex and excess inventory may harm our results of operations.

Our management makes estimates regarding our inventory requirements based on assumptions about future demand. If future demand changes or actual market conditions are less favorable than as projected by management, we may become subject to inventory obsolescence and may have to sell excess inventory at reduced prices. Any excess inventory held by us may therefore adversely affect our results of operations or our ability to meet our financial obligations.

We are dependent upon third parties for the manufacture and supply of substantially all of our products.

We obtain substantially all of our products from third-party suppliers. For the year ended December  31, 2006 and the three months ended March 31, 2007, approximately 57% and 59%, respectively, of our purchases were made from five major suppliers. Generally, we do not have long-term contracts with our suppliers committing them to supply products to us. Therefore, suppliers may not provide the products we need in the quantities we request. Because we do not control the actual production of the products we sell, we may be subject to delays caused by interruption in production based on conditions outside of our control. In the event that any of our third-party suppliers were to become unable or unwilling to continue to provide the products in required volumes, we would need to identify and obtain acceptable replacement sources on a timely basis. We may not be able to obtain such alternative sources of supply on a timely basis, if at all. An extended interruption in the supply of our products would have an adverse effect on our results of operations and our ability to satisfy our financial obligations. If we encounter a cessation, interruption or delay in the supply of products from one source, we may be unable to obtain such products through other sources on acceptable terms, within a reasonable amount of time or at all. In addition, if our agreements with the manufacturing companies were terminated, we may not be able to find suitable replacement products within a reasonable amount of time or at all. Any such cessation, interruption or delay may impair our ability to meet scheduled deliveries of our products and may cause patients to cancel orders. In that event, our reputation and results of operations may be adversely affected.

Our operating results could vary, which may cause the market price of our securities to decline.

We have experienced fluctuations in our operating results and anticipate that such fluctuations could continue. Results may vary significantly depending on a number of factors, including:

•	changes in coverage and/or reimbursement guidelines and amounts;

•	seasonal variations in deductible and co-insurance amounts;

•	changes in regulations affecting the healthcare industry;

•	changes in the mix or cost of our products;

•	the timing of patient orders;

•	the timing and cost of our advertising campaigns;

•	increased investigative and enforcement initiative by Medicare and other third-party payors; and

•	the timing of the introduction or acceptance of new products and services offered by us or our competitors.

Any shortfalls in our operating results or expected growth rates could result in decreases in our stock price or our ability to meet our financial obligations.

We may face costly litigation that could force us to pay damages and harm our reputation.

Like other participants in the healthcare market, we are subject to lawsuits alleging negligence, product liability or other similar legal claims, many of which involve large claims and significant defense costs. Any of these claims, whether with or without merit, could result in costly litigation and divert the time, attention and resources of our management. Although we currently maintain liability insurance intended to cover such claims, the coverage limits of such insurance policies may not be adequate or all such claims may not be covered by the insurance. In addition, these insurance policies must be renewed annually. Although we have been able to obtain liability insurance, such insurance may not be available in the future on acceptable terms, if at all.

The loss of our senior management could disrupt our business.

Our senior management is important to the success of our business. There is significant competition for these kinds of personnel in the healthcare industry. We may not be able to retain our existing senior management, fill new positions or vacancies created by expansion or turnover or attract additional senior management personnel. The loss of any member of our senior management, including Joseph H. Capper, our Chief Executive Officer, without the retention of a replacement (either from inside or outside our existing management team) could disrupt our business. We do not maintain key-man life insurance on any of our senior management or employees.

The competition for staff may cause us to restrict growth in certain areas or to realize increased labor costs in existing areas.

Our operations are dependent on the services provided by qualified management and staff, including certified diabetic educators, pharmacists and other healthcare professionals, for which we compete with other healthcare providers. In addition, our opportunities for growth are limited by our ability to attract and retain such personnel. In certain markets, there is a shortage of qualified staff, including certified diabetic educators, pharmacists and other healthcare professionals, thereby increasing competition and requiring us to improve working conditions, including wages and benefits, for such personnel. Our potential inability to maintain and grow an appropriate workforce may inhibit our expansion and have a material adverse effect on our financial results.

We must hire and retain qualified sales representatives to grow our sales.

Our ability to retain existing patients and referral sources and attract new patients and referral sources is dependent upon hiring new sales representatives and retaining existing sales representatives. The inability to adequately hire or retain sales representatives could limit our ability to expand our business and increase sales.

If a sales representative ceases employment, we risk the loss of customer goodwill based on the impairment of relationships developed between the sales representative and our customers for whom the sales representative was responsible. This is particularly a risk where the representative goes to work for a competitor. We require sales representatives to sign non-compete agreements containing restrictive covenants which protect our legitimate business interests. However, these agreements have not been obtained from all sales representatives. In addition, the terms of these agreements in a limited number of states may not be enforceable. We are actively attempting to execute non-compete agreements with sales representatives that currently do not have agreements in place but we may not be able to obtain an agreement from each such sales representative.

Our results of operations may be adversely affected if we do not manage our growth efficiently.

We have recently expanded our operations and plan to continue to expand. This expansion has created significant demands on our administrative, operational and financial personnel and other resources. Additional expansion in existing or new markets could strain these resources and increase our need for capital. Our personnel, systems, procedures, controls and existing space may not be adequate to support further expansion.

Future acquisitions may cause integration problems, disrupt our business and strain our resources.

In the past we have made significant business acquisitions and may continue with such acquisitions in the future. Our success will depend, to a certain extent, on the future performance of these acquired business entities. These acquisitions, either individually or as a whole, could divert management attention from other business concerns and expose us to unforeseen liabilities or risks associated with entering new markets and integrating those new entities. Further, the integration of these entities may cause us to lose key employees, key referral sources or key suppliers. Integrating newly acquired organizations and technologies could be expensive and time consuming and may strain our resources. Consequently, we may not be successful in integrating these acquired businesses or technologies and may not achieve anticipated revenue and cost benefits.

Further, we may expand into new markets through the development of new product applications based on our existing specialized technology and design capabilities. These efforts could require us to make substantial investments, including significant research, development, engineering and capital expenditures for new, expanded or improved manufacturing facilities which would divert resources from other aspects of our business. Expansion into new markets may be costly and may not result in any benefit to us. Specific risks in connection with expanding into new markets include the inability to transfer our quality standards into new products, the failure of customers in new markets to accept our products, and price competition in new markets. Such expansion efforts into new markets could be unsuccessful.

Our business is dependent on sophisticated information systems that may impact business operations if they fail to operate properly or not as anticipated.

The success of our business depends on the ability to obtain, process, analyze, maintain and manage data. We have become more reliant on our information systems due to the consolidation and centralization of administrative functions. Management relies on our information systems because:

•	third-party ancillary billing services require proper tracking and reporting;

•	customer orders must be received and shipped on a timely basis;

•	billings and collections for all customers must be managed efficiently and accurately;

•	product cost information, net of rebates, is needed by the sales force in a timely manner to conduct business;

•	product reporting, such as product sales by vendor and vendor incentives earned, is a requirement;

•	centralized procurement and inventory management systems are required for effective inventory management;

•	regulatory compliance on certain products requires proper tracking and reporting;

•	rebates are received from manufacturers when certain products are sold and sophisticated systems are required to track, apply and collect such rebates;

•	data and information systems must be converted after acquisitions are consummated and during operating system conversions; and

•	proper employee compensation and recordkeeping is required.

Our business, financial condition and results of operations may be materially adversely affected if, among other things:

•	our information systems are interrupted or fail for any extended length of time;

•	services relating to our information systems are not kept current;

•	our information systems become unable to support expanded business;

•	information is lost or unable to be restored or processed; or

•	information security is breached.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

We are a highly leveraged company. As of March 31, 2007, we had approximately $500.3 million of outstanding indebtedness. We expect to refinance our existing indebtedness with proceeds from this offering and approximately $365 million in new indebtedness. Our ability to generate sufficient cash flow from operations to make scheduled payments on our indebtedness will depend on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations. If we are unable to meet our expenses and debt service and other obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We may not be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

Our outstanding indebtedness will have several important effects on our future operations, including, among others:

•	our debt covenants may require us to meet financial tests, and impose other limitations that may limit our flexibility in planning for and reacting to changes in our business and the industries in which we operate, including possible acquisition opportunities;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

•	failure to meet our debt covenants could result in acceleration of the indebtedness or an increase in the interest rate or administrative fees associated with our indebtedness;

•	we may be at a competitive disadvantage to similar companies that have less debt; and

•	we may be more vulnerable to adverse economic and industry conditions.

Our existing credit facilities contain, and we expect our new credit facility will contain, financial and other restrictive covenants. In the past, we have satisfied certain covenants pursuant to provisions in our senior credit facility that permit us to cure what would otherwise be noncompliance by issuing certain equity securities. For example, on August 23, 2006 and November 23, 2006, we issued 10,106 and 1,244, respectively, shares of our series A preferred stock. We may not be able to satisfy these covenants or be able to pursue new business strategies within the constraints of the covenants in the future if we cannot comply with our covenants and such noncompliance is not waived or cured in the applicable cure period or we cannot obtain a satisfactory amendment to the covenants, we will be in default. As a result, we will be unable to access our credit facility and our lenders may declare all amounts borrowed under the facility to be due and payable, together with accrued interest.

We could be adversely affected by an impairment of the significant amount of goodwill and other intangibles on our financial statements.

Our acquisitions have resulted in the recording of a significant amount of goodwill on our financial statements. The goodwill was recorded because the fair value of the tangible and identifiable intangible net assets acquired was less than the purchase price. We may not realize the full value of this goodwill. We evaluate on an ongoing basis whether events and circumstances indicate that all or some of the carrying value of goodwill is no longer recoverable, in which case we would write-off the unrecoverable goodwill as a charge to our earnings. As of March 31, 2007, we had goodwill of approximately $520.7 million, or 76% of total assets.

Because our growth strategy may involve the acquisition of other companies, we may record additional goodwill in the future. The possible write-off of this goodwill could negatively impact our future earnings. We will also be required to allocate a portion of the purchase price of any acquisition to the value of noncompetition agreements, patient base and contracts that are acquired. The amount allocated to these items could be amortized over a fairly short period. As a result, our earnings and the market price of our common stock could be negatively impacted.

If we fail to maintain effective internal controls over financial reporting, our business, operating results and stock price could be adversely affected.

Beginning with our annual report for our fiscal year ending 2008, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include a report by our management on our internal controls over financial reporting. This report must contain an assessment by management of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and a statement as to whether or not our internal controls are effective. Our annual report for the fiscal year ending 2008 must also contain a statement that our independent registered public accounting firm has issued attestation reports on management’s assessment of such internal controls and on the effectiveness of internal controls.

In order to achieve timely compliance with Section 404, we have begun a process to document and evaluate our internal controls over financial reporting. Our efforts to comply with Section 404 have resulted in, and are likely to continue to result in, significant costs, the commitment of time and operational resources and the diversion of management’s attention. If our management identifies one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to attest that our management’s report is fairly stated or they are unable to express an opinion on our management’s evaluation or on the effectiveness of our internal controls, market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer.

Risks Related to Our Common Stock and this Offering

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

There is currently no public market for our common stock. An active trading market for our common stock may not develop. You may be unable to resell the common stock you buy at or above the initial public offering price. We will establish the initial public offering price through negotiations with the representatives of the underwriters. You should not view the price they and we establish as any indication of prices that will prevail in the trading market.

Our stock price could be volatile, which could result in losses for investors purchasing shares in this offering.

The stock market in general, and the market for healthcare-related companies in particular, has experienced volatility. This volatility has often been unrelated to the operating performance of particular companies. Investors may not be able to sell their common stock at or above our public offering price. Prices for the common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors’ perceptions of us and general economic, industry and market conditions.

You will experience immediate and significant dilution in book value per share.

The initial public offering price of our common stock is substantially higher than what the net tangible book value per share of our outstanding common stock will be immediately after this offering. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares outstanding. Based upon an assumed initial public offering price of $15.00 (the midpoint of the price range set forth on the cover page of this prospectus), if you purchase our common stock in this offering, you will incur an immediate dilution of approximately $22.18 in the net tangible book value per share of common stock. See “Dilution.”

We will also have outstanding options to purchase our common stock with exercise prices significantly below the initial public offering price of the common stock. To the extent these options are exercised, you will experience further dilution.

If we are not the subject of securities analyst reports or if any securities analyst downgrades our common stock or our sector, the price of our common stock could be negatively affected.

Securities analysts may publish reports about us or our industry containing information about us that may affect the trading price of our common stock. There are many publicly traded companies active in the healthcare industry, which may mean it will be less likely that we receive analysts’ coverage, which in turn could affect the price of our common stock. In addition, if a securities or industry analyst downgrades the outlook for our stock or one of our competitors’ stocks, the trading price of our common stock may also be negatively affected.

Future sales of our common stock by our existing stockholders may negatively impact the trading price of our common stock.

If a substantial number of our existing stockholders decide to sell shares of their common stock in the public market following the completion of this offering, the price at which our common stock trades could decline. Additionally, the public market’s perception that such sales might occur may also depress the price of our common stock. Our directors, executive officers, and certain of our other existing stockholders have agreed to enter into lock-up agreements pursuant to which they have agreed not to sell shares of our common stock in the public market for a period of 180 days following the completion of this offering. Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, will authorize us to issue up to 100,000,000 shares of common stock, of which 37,935,323 shares will be outstanding and 223,365 shares will be issuable upon the exercise of outstanding vested stock options, assuming the approximate 91.5 for 1 stock split based on the assumed $15.00 per share initial public offering price. Our directors, executive officers and certain of our stockholders have executed lock-up agreements with respect to 28,735,783 shares of our common stock. On the day that is 181 days after the date of this prospectus, these lock-up agreements will expire, subject to possible extension in certain circumstances. Such directors, executive officers and stockholders will be able to sell these shares under Rule 144 of the Securities Act, subject to significant restrictions in the case of shares held by persons deemed to be our affiliates. Following the completion of this offering, we also anticipate filing a registration statement to register those authorized but unissued shares of common stock reserved for issuance under our equity incentive plan and our stock purchase plan. In addition, some of our stockholders have the right to require us to register common stock for resale in certain circumstances. See “Certain Relationships and Related Person Transactions — Registration Rights Agreement.”

Provisions in our charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us.

Provisions of our corporate charter and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

These and other provisions contained in our charter and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that our stockholders may deem to be in their best interest and, therefore, could adversely affect the price of our common stock.

We may need to raise additional capital in the future, which may not be available on favorable terms or at all, and which may cause dilution to existing stockholders.

We may need to seek additional funding in the future. We do not know if we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our product and service offerings, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, and we may be required to reduce operating costs, which could seriously harm our business. In addition, if we issue equity securities, our stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of our common stock.

We do not intend to pay dividends on shares of our common stock for the foreseeable future.

Since our acquisition in September 2005, we have not declared or paid any cash dividends on shares of our common stock. We intend to use earnings in the future to fund and develop our business and do not anticipate paying any cash dividends on our common stock. Your potential gain from your investment in our common stock, therefore, will be solely the capital appreciation, if any, of our common stock.

Our principal stockholder will be able to influence matters requiring stockholder approval and could discourage the purchase of our outstanding shares at a premium.

After this offering, our principal stockholder, Warburg Pincus, will control approximately 71.3% of our outstanding common stock (68.6% if the underwriters’ option is exercised). See “Principal Stockholders.” This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and may negatively affect the market price of our common stock. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

Upon the completion of this offering, Warburg Pincus will continue to have the right under our stockholders’ agreement to designate two members of our board of directors. See “Management — Board Composition” and “Certain Relationships and Related Person Transactions — Stockholders’ Agreement.” As a result of this share ownership and minority representation on our board of directors, our current stockholders, in particular Warburg Pincus, will be able to influence all affairs and actions of our company, including matters requiring stockholder approval such as the election of directors and approval of significant corporate transactions. The interests of our executive officers, directors and principal stockholders may differ from the interests of the other stockholders. For example, Warburg Pincus could oppose a third-party offer to acquire us that you might consider attractive and the third party may be unwilling to proceed unless Warburg Pincus supports the offer. In addition, if the board of directors supports a transaction requiring an amendment to our certificate of incorporation, Warburg Pincus is currently in a position to defeat any required stockholder approval of the proposed amendment. If the board of directors supports an acquisition of us by means of a merger or a similar transaction, the vote of Warburg Pincus alone is currently sufficient to approve the transaction under Delaware law. In each of these cases and in similar situations, you may disagree with Warburg Pincus as to whether the action opposed or supported by Warburg Pincus is in the best interest of our stockholders.

We will be considered a “controlled company” within the meaning of the Nasdaq listing requirements and, as a result, qualify for exemptions from certain corporate governance requirements.

Because Warburg Pincus will own more than 50% of the voting power of our common stock after this offering, we will be considered to be a “controlled company” for the purposes of the Nasdaq listing requirements. Under Nasdaq listing requirements, a “controlled company” is permitted to, and we have elected to, opt out of the provisions that would otherwise require (i) our board of directors to be comprised of a majority of independent directors, (ii) compensation of our officers to be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors and (iii) director nominees to be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained primarily in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	changes, delays or denials in reimbursement policies of Medicare;

•	the effect of competitive bidding under Medicare reimbursement in the future;

•	payments from third-party healthcare payors, and the uncertainty of third-party reimbursements;

•	the impact of compliance with Medicare quality standards;

•	the ability of our medical supply business to retain patients and receive recurring orders from them;

•	the interpretation and enforcement of government regulations;

•	our ability to effectively adapt to changes in the healthcare industry;

•	the development of new technologies that may reduce the need for consumable testing supplies;

•	the effect of increased price competition;

•	increased costs of providing products or services to our customers;

•	price increases or service interruptions by shipping carriers on which we depend;

•	our ability to manage our inventory;

•	our dependence upon third parties for the manufacture and supply of substantially all of our products;

•	the effects of any litigation we may face that could force us to pay damages and harm our reputation;

•	the loss of members of our senior management;

•	competition for staff may cause us to restrict growth in certain areas or to realize increased labor costs in existing areas;

•	our ability to hire and retain qualified sales representatives;

•	our ability to manage our growth efficiently;

•	our ability to efficiently integrate any future acquisitions; and

•	the proper operation of our information systems.

We discuss many of the foregoing and other risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions as of the date of this prospectus. You should read this prospectus, and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 10,000,000 shares of common stock that we are offering will be approximately $137,818,000, after deducting the underwriting discount and estimated offering expenses of $12,182,000 and assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $158,855,500. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $9.35 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We anticipate using the net proceeds of this offering to repay a portion of our outstanding borrowings under our existing credit facilities. In addition, in connection with the completion of this offering, to repay the remaining portion of our outstanding borrowings under our existing credit facilities, we will enter into a new senior secured credit facility with a group of lenders that will include affiliates of some of the underwriters.

As discussed above, we will use the net proceeds of this offering for the repayment of a portion of our outstanding borrowings under our existing credit facilities. As of March 31, 2007, we had $329.0 million outstanding under our First Lien Credit Agreement, entered into with Wachovia Bank, National Association, Bank of America, N.A., and JPMorgan Chase Bank, N.A., which matures in September 2012. The first lien term loan bears interest at LIBOR plus 3.25%, or 8.60%, as of March 31, 2007. The prime-based revolving credit loan bears interest at prime plus 1.5%, or 9.75%, as of March 31, 2007. The LIBOR-based revolving credit loan bears interest at LIBOR plus 2.5%, or 7.82% as of March 31, 2007. As of March 31, 2007, we had $110 million outstanding under our Second Lien Credit Agreement, entered into with Wachovia Bank, National Association, Bank of America, N.A., and JPMorgan Chase Bank, N.A., which matures in March 2013. The second lien term loan bears interest at LIBOR plus 8.0%, or 13.35% as of March 31, 2007. As of March 31, 2007, we had $61.3 million outstanding under our unsecured note payable, with Bank of America, N.A., which matures in September 2013. The unsecured revolving loan bears interest at 14.0%. Prior to September 30, 2010, interest on the outstanding principal amount may, at our option, be paid in cash or in kind in the form of an increase in the outstanding principal amount. Thereafter, interest is payable semiannually in arrears commencing March 31, 2011. An affiliate of Wachovia Capital Markets, LLC is a lender under our existing credit facilities and will, accordingly, receive a portion of the proceeds to repay those borrowings.

DIVIDEND POLICY

Since our acquisition in 2005, we have not declared or paid cash dividends on our common stock. We currently intend to retain all future earnings, if any, for the operation and expansion of our business and therefore do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. In addition, our existing credit facilities restrict the amount available to us to pay cash dividends. The amounts available to us to pay cash dividends will be restricted under our new credit facility. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2007:

•	on an actual basis;

•	as adjusted to reflect the following events as if they occurred on March 31, 2007:

(i)	the automatic conversion of the our outstanding shares of our series A preferred stock into shares of our common stock assuming an initial public offering of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus;

(ii)	the issuance and sale of 10,000,000 shares of common stock in this offering at an assumed public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and our estimated offering expenses;

(iii)	the assumed approximate 91.5 for 1 stock split (based on an assumed public offering price of $15.00 per share) that will occur immediately prior to the completion of this offering; and

(iv)	the entry into our new senior secured credit facility and the repayment of our existing credit facilities.

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of March 31, 2007
	Actual	As Adjusted
	(In thousands except number of shares and per share information)

Cash and cash equivalents:	$—	$—

Long-term debt (including current maturities):	$500,280	$374,090	(1)

Series A convertible preferred stock, at redemption value, par value $0.01 per share, 200,000 authorized, 173,548 shares issued and outstanding, actual;	$194,571	$—

Stockholders’ deficit:
Common stock, par value $0.01 per share, 500,000 authorized, 3,694 shares issued and outstanding, actual; 100,000,000 authorized, 37,935,323 shares issued and outstanding as adjusted	0	379
Additional paid-in capital	—	320,382
Retained deficit	(52,156)	(52,156)
Accumulated other comprehensive income	903	903

Total stockholders’ equity (deficit)	$(51,253)	$269,508

Total capitalization	$643,598	$643,598

(1)	The as adjusted long-term debt includes approximately $9.0 million drawn on our revolving credit facility to cover prepayment premiums on our existing senior credit facilities and expenses associated with the entry into our new senior credit facilities.

The above table does not include:

•	1,335,244 shares of unvested restricted common stock;

•	231,604 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2007 with a weighted average exercise price of $0.21 per share;

•	272,615 shares of common stock reserved for future grants under our stock option and incentive plans as of March 31, 2007; and

•	1,500,000 shares of common stock that may be issued and sold if the underwriters exercise their option to purchase additional shares.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of our common stock sold in this offering will exceed the net tangible book value per share of our common stock immediately after this offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of March 31, 2007, divided by the number of shares of our common stock that would have been held by our common stockholders of record immediately prior to this offering had we effected the approximate 91.5 for 1 stock split that will occur immediately prior to the completion of this offering, the automatic conversion of our outstanding series A preferred stock into 27,515,505 shares of common stock (assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) and the entry into the new senior secured credit facilities. Our net tangible book value as of March 31, 2007 was approximately $(410,068,000), or $(14.68) per share.

On an as adjusted basis, our net tangible book value as of March 31, 2007 would have been approximately $(272,250,000), or $(7.18) per share (assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus). This represents, on an as adjusted basis, an immediate dilution in net tangible book value of $22.18 per share.

The following tables illustrate this dilution:

Assumed initial public offering price per share		$15.00
As adjusted net tangible book value per share as of March 31, 2007	$(14.68)
Increase per share attributable to new investors	$7.50
As adjusted net tangible book value per share after this offering		$(7.18)
Dilution in net tangible book value per share to new investors		$22.18

If the underwriters exercise their option to purchase additional shares of our common stock in full, the as adjusted net tangible book value per share after this offering would be $251,213,000 per share, the increase per share to existing stockholders would be $8.31 per share and the dilution to new investors would be $21.37 per share.

The following table shows, as of March 31, 2007, on an as adjusted basis giving effect to the conversion of all outstanding shares of series A preferred stock, the approximate 91.5 for 1 stock split that will occur immediately prior to the completion of this offering and the entry into the new senior secured credit facilities, the number of shares purchased from us and the total consideration and average price per share paid to us by existing stockholders and by new investors before deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	27,812,859	73.6%	$173,967,000	53.7%	$6.25
New investors	10,000,000	26.4%	$150,000,000	46.3%	$15.00
Total	37,812,859		$323,967,000

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by $10 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

As of March 31, 2007, there were options outstanding to purchase 231,604 shares of our common stock, with a weighted average exercise price of $0.21 per share. The tables and calculations above assume that those options have not been exercised. To the extent outstanding options are exercised, you would experience further dilution if the exercise price is less than our net tangible book value per share.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current and future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, it could result in further dilution to existing stockholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents selected historical consolidated financial data of (i) CCS Medical Holdings, Inc. (Successor) for the three months ended March 31, 2007, which is derived from our unaudited financial statements included elsewhere in this prospectus, (ii) CCS Medical Holdings, Inc. (Successor) for the year ended December 31, 2006 and for the three months ended December 31, 2005, which are derived from our audited consolidated financial statements included elsewhere in this prospectus; (iii) Chronic Care Solutions, Inc. (Predecessor) for the years ended September 30, 2005 and 2004, which are derived from our audited consolidated financial statements included elsewhere in this prospectus; and (iv) MPTC Holdings, Inc. (Predecessor) for the nine months ended September 30, 2005 and for the year ended December 31, 2004, which are derived from our audited consolidated financial statements included elsewhere in this prospectus.

As of September 30, 2005, Chronic Care Solutions Holding, Inc. acquired all of the outstanding shares of capital stock of Chronic Care Solutions, Inc. and MPTC Holdings, Inc. and, as a result, Chronic Care Solutions, Inc. and MPTC Holdings, Inc. are predecessors to CCS Medical Holdings, Inc. In March 2002, DEGC Enterprises (U.S.), Inc. consummated a stock purchase agreement with Chronic Care Solutions, Inc. pursuant to which Chronic Care Solutions, Inc. purchased all of the outstanding shares of capital stock of DEGC Enterprises (U.S.), Inc. DEGC Enterprises (U.S.), Inc. is a predecessor to Chronic Care Solutions, Inc. Effective April 17, 2007, Chronic Care Solutions Holding, Inc. changed its name to CCS Medical Holdings, Inc. The consolidated financial data of Chronic Care Solutions, Inc., MPTC Holdings, Inc. and DEGC Enterprises (U.S.), Inc. are included herein for historical evaluation purposes.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. The information presented below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the above-referenced consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	DEGC Enterprises
	(U.S.), Inc.	Chronic Care Solutions, Inc.				MPTC Holdings, Inc.				CCS Medical Holdings, Inc.
	Predecessor	Predecessor				Predecessor				Successor
	Five Months	Seven Months	Year	Year	Year	Year	Year	Year	Nine Months	Three Months	Year	Three Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
Statement of operations data	Feb 28, 2002	Sept 30, 2002	Sept 30, 2003	Sept 30, 2004	Sept 30, 2005	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004	Sept 30, 2005	Dec 31, 2005	Dec 31, 2006	Mar 31, 2007
	(In thousands, except share data)

Net revenues	$17,065	$29,852	$67,458	$112,142	$191,594	$67,192	$111,538	$152,015	$140,841	$103,701	$432,430	$137,227
Costs and expenses:
Cost of goods sold	8,655	15,686	36,534	62,512	111,287	22,581	45,972	70,698	71,394	55,034	244,767	73,055
Operating, selling, general and administrative expense	3,944	7,637	16,177	32,045	52,108	26,446	39,820	51,159	45,559	29,948	110,865	31,560
Provision for uncollectible accounts	1,200	909	3,070	3,430	18,733	4,036	6,384	7,157	6,531	8,267	25,680	8,019
Depreciation	217	429	828	4,000	11,478	735	1,129	1,327	1,501	3,465	12,833	3,578
Amortization	—	—	—	1,134	3,600	7,265	8,760	7,080	3,145	2,627	10,717	3,243
Impairment loss	—	—	—	—	—	—	—	4,988	—	—	—	—
Other	—	—	—	—	—	3,605	883	736	350	—	—	—

	14,016	24,661	56,609	103,121	197,206	64,668	102,948	143,145	128,480	99,341	404,862	119,455
Income (loss) from operations	3,049	5,191	10,849	9,021	(5,612)	2,524	8,590	8,870	12,361	4,360	27,568	17,772
Interest expense	—	513	623	15,030	22,053	1,520	2,363	6,709	5,789	11,891	51,161	12,734
Interest income	—	—	—	—	—	(102)	(23)	(24)	(25)	(102)	(450)	(8)
Other expense (income), net	1,769	60	(47)	59	(2)	—	—	—	—	—	—	—

Income (loss) before income tax expense	1,280	4,618	10,273	(6,068)	(27,663)	1,106	6,250	2,185	6,597	(7,429)	(23,143)	5,046
Income tax expense (benefit)	—	1,748	3,800	(2,228)	587	473	2,511	950	2,578	986	3,639	1,047

Net income (loss)	1,280	2,870	6,473	(3,840)	(28,250)	633	3,739	1,235	4,019	(8,415)	(26,782)	3,999
Preferred stock dividends, accretion of preferred stock redemption value and undistributed earnings allocated to participating preferred stock	—	1,418	1,702	3,773	6,706	—	—	3,015	3,172	3,240	14,002	3,999

Net income (loss) attributable to common stock	$1,280	$1,452	$4,771	$(7,613)	$(34,956)	$633	$3,739	$(1,780)	$847	$(11,655)	$(40,784)	$—

Cash dividends declared per common share	$—	$—	$—	$61.78	$—	$—	$—	$—	$—	$—	$—	$—

Net income (loss) per common share:
Basic(1)	$3,459.46	$1.61	$5.30	$(5.12)	$(11.13)	$0.05	$0.27	$(0.13)	$0.06	$—	$(54,817.20)	$0.08
Diluted(1)	$3,459.46	$0.81	$2.65	$(5.12)	$(11.13)	$0.04	$0.18	$(0.13)	$0.06	$—	$(54,817.20)	$0.08
Weighted average shares outstanding:
Basic(1)	370	900,000	900,000	1,487,385	3,141,479	13,699,174	13,836,204	13,878,442	13,878,442	—	744	3,284
Diluted(1)	370	1,800,000	1,800,967	1,487,385	3,141,479	17,343,425	20,984,645	13,878,442	15,257,795	—	744	3,284
Pro forma net income (loss) per share attributable to common stockholders(2):
Basic											$(0.28)	$0.32
Diluted											$(0.28)	$0.31
Weighted average shares used to compute pro forma net income (loss) per share attributable to common stockholders(2):
Basic											26,304,624	27,812,859
Diluted											26,304,624	28,520,924

									Successor
	Predecessors								CCS Medical Holdings, Inc.
	Chronic Care Solutions, Inc.				MPTC Holdings, Inc.							March 31,
	September 30,	September 30,	September 30,	September 30,	December 31,	December 31,	December 31,	September 30,	December 31,	December 31,	March 31,	2007 as
Balance sheet data	2002	2003	2004	2005	2002	2003	2004	2005	2005	2006	2007	adjusted (2)
	(In thousands)

Total assets	$49,585	$56,583	$230,355	$217,902	$80,024	$135,846	$184,767	$181,820	$678,153	$677,627	$681,237	$681,237
Long-term debt	10,503	7,221	190,008	194,826	27,445	75,923	93,815	87,800	483,755	499,579	500,280	374,090	(3)
Capital leases	—	354	255	—	813	1,587	1,262	706	535	291	245	245
Preferred stock	1	1	3	3	62	68	127	127	165,240	190,863	194,571	—
Total stockholders’ equity (deficit)	32,066	36,842	18,389	(16,567)	41,700	48,174	74,410	78,428	(11,034)	(50,159)	(51,253)	$269,508

(1)	Common shares outstanding as of December 31, 2005 were subject to a reverse stock split in June 2006 resulting in fractional shares of .01 common shares outstanding on a converted basis at December 31, 2005. We paid cash in lieu of issuing fractional shares. The information in the table does not reflect the assumed approximate 91.5 for 1 stock split that will occur immediately prior to the completion of this offering.

(2)	As adjusted to reflect the following events as if they occurred on March 31, 2007:

(i)	the automatic conversion of the our outstanding shares of our series A preferred stock into 27,515,505 shares of our common stock;

(ii)	the issuance and sale of 10,000,000 shares of common stock in this offering at an assumed public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and our estimated offering expenses; and

(iii)	the entry into our new senior secured credit facility and the repayment of our existing credit facilities.

(3)	The as adjusted long-term debt includes approximately $9.0 million drawn on our revolving credit facility to cover prepayment premiums on our existing senior credit facilities and expenses associated with the entry into our new senior credit facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements of CCS Medical Holdings, Inc. (f/k/a Chronic Care Solutions Holding, Inc.), or CCSM, Chronic Care Solutions, Inc. (Predecessor), or CCS, and MPTC Holdings, Inc. (Predecessor), or MPTC, included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or included elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Please see “Special Note Regarding Forward-Looking Statements” for more information. You should review the “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements. All amounts herein are in thousands except as noted.

Overview

We are a leading medical supply management company delivering products and value-added services to individuals living with select chronic medical conditions. We drive referrals and sales in patient populations being treated for diabetes, urological and ostomy-related disorders, chronic wounds, incontinence, respiratory conditions and other chronic conditions. Our primary product focus is on diabetes, a large and fast growing component of the chronic care market. Products we distribute in the diabetes market include blood glucose testing supplies, insulin pumps and related supplies, and prescription medications.

We market our products and services to patients via contact with their physician, chronic disease educator, managed care representative, our sales professionals and/or other forms of communication. To service our patient base, we operate six distribution centers that currently ship a total of over 150,000 packages each month. Generally, we ship our products via U.S. Postal Priority Mail and UPS, which allow us to track and verify patient shipment status automatically. We receive payment from several payor types, ranging from cash purchases by private patients to commercial, Medicaid and Medicare billing. We submit direct electronic claims whenever possible and do not use any third parties to process our electronic claims.

We operate our business in two segments: direct-to-consumer and business-to-business. The direct-to-consumer segment provides for direct mail of our products to patients suffering from chronic diseases. Our business-to-business segment provides diabetes testing supplies and related products on a wholesale basis to providers and distributors.

CCS Medical Holdings, Inc. began operations in September 2005 and acquired Chronic Care Solutions, Inc. and MPTC Holdings, Inc. Our history dates back to 1994, when the direct-to-consumer operations of DEGC Enterprises (U.S.), Inc., one of our predecessor entities, began. We and our predecessor entities have completed acquisitions and integrations of several entities, including Chronic Care Solutions, Inc., MPTC Holdings, Inc. and the entities listed below:

Chronic Care Solutions, Inc.		MPTC Holdings, Inc.

November 2004	Acquired KeyMed, Inc.	July 2004	Acquired Gericare Providers, Inc.

June 2004	Acquired the Pharmacy and Supplies Division of Matria Healthcare, Inc.	October 2003	Acquired Medical Holdings, Inc.

March 2004	Acquired Medical Express Depot, Inc.	June 2002	Acquired Express-Med, Inc.

February 2004	Acquired Secure Care Medical, Inc.	April 2001	Acquired assets of Health Script Pharmacy Services, Inc.

March 2002	Acquired DEGC Enterprises (U.S.), Inc.	October 1999	Acquired MedShip Direct, Inc.

As a part of our ongoing business development activities, we created a subsidiary to expand our product line offerings and customer base. This subsidiary operates under the name of Sanvita. In the quarter ended December 31, 2006, we acquired certain assets and assumed certain liabilities from the blood glucose monitoring division of Becton, Dickinson and Company which accelerated this business development initiative. We also secured the rights to be the exclusive distributor of a new blood glucose monitoring system in the United States and Puerto Rico.

Fiscal Year

We have adopted a year end of December 31. Chronic Care Solutions, Inc. had a year end of September 30 and MPTC Holdings, Inc. had a year end of December 31.

Sources of Revenue

We receive payments for products sold from the Medicare and Medicaid programs, commercial insurers, managed care organizations and our customers. The following table sets forth the percentage of our net revenues we earned by category of payor since we began operations on October 1, 2005.

	Quarter Ended	Year Ended	Quarter Ended
	March 31,	December 31,	December 31,
	2007	2006	2005

Medicare	43.3%	51.5%	54.8%
Medicaid	5.7%	7.1%	7.3%
Commercial	27.8%	32.0%	28.2%
Other	23.2%	9.4%	9.7%

Total	100.0%	100.0%	100.0%

Costs and Expenses

Our primary expenditures consist of cost of goods sold, shipping costs, operating, selling, general and administrative expenses, and interest expense. The largest cost we incur is the cost to purchase the products we distribute. These products are purchased directly from various manufacturers and wholesalers and delivered to our warehouses and distribution centers. We also incur administrative costs and salaries and benefits relating to our sales and marketing plan, call center operations, shipping, warehouse and distribution centers, and administrative and executive staff. During 2006, we implemented a plan to integrate operational functions of the two predecessor companies, restructured the respiratory product line, and leveraged the combined infrastructure to support our growth in sales.

Quarterly Results of Operations

A summary of the quarterly data for CCS Medical Holdings, Inc. from October 1, 2005 (inception of operations) through March 31, 2007 follows:

	Quarters Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2005	2006	2006	2006	2006	2007
	(In thousands except patient data)

Statement of operations data
Net revenues	$103,701	$96,703	$103,276	$112,873	$119,579	$137,227
Costs and expenses:
Cost of goods sold	55,034	53,886	58,826	65,234	66,823	73,055
Operating, selling, general and administrative expenses	29,948	28,883	28,354	26,048	27,581	31,560
Provision for uncollectible accounts	8,267	5,781	6,798	6,513	6,588	8,019
Depreciation expense	3,465	3,514	3,449	2,668	3,202	3,578
Amortization expense	2,627	2,627	2,671	2,600	2,819	3,243

	99,341	94,691	100,098	103,063	107,013	119,455

Income from operations	4,360	2,012	3,178	9,810	12,566	17,772
Interest income	(102)	(32)	(197)	(178)	(43)	(8)
Interest expense	11,891	12,117	12,983	13,151	12,908	12,734

Income (loss) before income tax expense	(7,429)	(10,073)	(9,608)	(3,163)	(299)	5,046
Income taxes	986	950	950	950	789	1,047

Net income (loss)	$(8,415)	$(11,023)	$(10,558)	$(4,113)	$(1,088)	$3,999

Other operating data
Total customers	355,596	367,567	379,580	390,446	397,051	399,081
Acquisition cost per diabetic patient(1)	$216	$125	$138	$132	$141	$159

(1)	Acquisition cost per diabetic patient consists of the marketing costs related to acquiring new diabetic patients as customers. These costs are allocated among new patients during the period.

Upon consummation of the acquisitions of CCS and MPTC, we began the integration of the headcount, systems, processes, contracts and cultures. This process resulted in the reduction of our headcount from 1,567 employees as of October 1, 2005 to 1,430 as of December 31, 2006 while we continued to grow our business. We also renegotiated most of our significant product acquisition agreements whereby we leveraged the combined purchasing volumes of our predecessors to improve unit pricing. In addition, we initiated several improvements in our revenue cycle systems and processes to enable us to improve collections and lower the provision for uncollectible accounts.

Critical Accounting Policies

The preparation of our financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results could differ materially from those estimates. For a summary of all of our accounting policies, including the accounting policies discussed below, see Note 2 of the Consolidated Financial Statements of CCSM included elsewhere in this prospectus. The items in our financial statements that we believe are the most dependent on the application of significant estimates and judgments are as follows:

Revenue Recognition

Our revenue recognition policy is consistent with the criteria set forth in Staff Accounting Bulletin 104 — Revenue Recognition (“SAB 104”) for determining when revenue is realized or realizable and earned. Revenues are reported on the accrual basis in the period in which products, services, or insulin pump rental equipment are provided. Revenues are recorded at established or negotiated charges, reduced by contractual adjustments to the net amounts expected to be collected. We estimate contractual adjustments based on historical cash collections related to gross charges developed by product line and payor group in order to calculate average collection percentages by product line and payor group. These collection percentages are applied to gross charges in determining an estimate of contractual adjustments over a reporting period. Differences between expected realizable amounts and final payments are reported as contractual adjustments when final payments are made. Adjustments to revenue related to changes in prior period estimates of contractual adjustments decreased net revenue by approximately $1.4 million for the year ended December 31, 2006. For the year ended December 31, 2006, a hypothetical change of 1% in the contractual adjustments as a percentage of net revenues would have favorably or unfavorably impacted net revenues and loss before income taxes by approximately $4.3 million. Allowances for returns are estimated based on historical return trends. We perform periodic analyses to evaluate whether recorded accounts receivable balances reflect estimated net realizable value. Specifically, we consider historical realization data, accounts receivable aging trends, other operating trends, and relevant business conditions. Also, focused reviews of certain large and/or problematic payors are performed.

Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required to record revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial, or account review. Due to the continuing changes in the healthcare industry and third-party reimbursement, it is possible that our estimates could change by a material amount in the near term, which could have an impact on operations and cash flows.

Accounts Receivable

Accounts receivable are comprised of amounts due from customers and third-party payors. Credit is extended to our customers and collateral is not required. We value our receivables at the amount we expect to receive from our customers and third-party payors, net of estimates for contractual adjustments and uncollectible amounts. The realization cycle for certain governmental and managed care payors can be protracted, involving denial, appeal and adjudication processes, and are subject to periodic adjustments which may be significant. Additions to the allowance for uncollectible accounts are made by means of the provision for uncollectible accounts using reasonable estimates based on available information, but may involve regulatory or contractual complexities, multiple reimbursement mechanisms, and assumptions subject to interpretation.

The collection process is time consuming, complex and typically involves the submission of claims to multiple payors whose payment of claims may be contingent upon the payment or response of another payor. As a result, our collection efforts may be active for several months from the initial date of service. After three consecutive months of unsuccessful collection efforts, the account is reviewed by collection management to determine if the account should be referred to legal or collection agencies. Accounts are written off at the time they are referred to legal or collection agencies. Balances that are determined to be uncollectible are manually written off as soon as administratively possible after we have made such determination. Accounts written off as uncollectible are deducted from the allowance and subsequent recoveries are added. We make reasonable and appropriate efforts to collect our accounts receivable in a consistent manner for all payor groups in accordance with applicable regulatory requirements.

The provision for uncollectible accounts is based upon our assessment of historical and expected net collections, business and economic conditions within the markets in which we operate, and other collection indicators. Based on collections subsequent to December 31, 2005, cash collections exceeded expected realizable amounts as of December 31, 2005 by $1.3 million.

It is our policy to collect co-payments from the customer. Co-payments are either collected at the time a product is ordered or billed on a customer statement.

We have a relatively short operating history and therefore limited historical collection data from which to determine reasonably likely changes in the provision for uncollectible accounts. We have reviewed publicly available filings of other similar companies in our industry and noted that they disclose a hypothetical change of 1% in the provision for doubtful accounts as a percentage of net revenues. Based on our short operating history, we believe that a hypothetical change of 1% or less is reasonably likely. Therefore, for the year ended December 31,

2006, a hypothetical change of 1% in the provision for uncollectible accounts as a percentage of net revenues would have impacted net loss before income taxes by approximately $4.3 million.

The following tables detail our accounts receivable balances by aging category and by payor source at December 31, 2006 and 2005.

	December 31,	December 31,
Aging Category	2006	2005
	(in thousands)

< 31 days	$28,743	$21,641
31—60 days	16,458	7,056
61—90 days	10,373	4,804
> 90 days	40,281	25,901

Total accounts receivable, gross	95,855	59,402
Allowance for uncollectible accounts	(30,963)	(8,267)

Total accounts receivable, net	$64,892	$51,135

	December 31,	December 31,
Payor Source	2006	2005
	(in thousands)

Medicare	$21,323	$21,530
Medicaid	13,855	9,771
Commercial	52,933	21,007
Other	7,744	7,094

Total accounts receivable, gross	95,855	59,402
Allowance for uncollectible accounts	(30,963)	(8,267)

Total accounts receivable, net	$64,892	$51,135

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of acquisitions over the fair value of net assets acquired. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires the identification of the reporting units, and comparison of the fair value of each of these reporting units to the respective carrying value. The fair value of the reporting units is determined based on valuation techniques using the best information that is available, such as a multiple of earnings before interest, taxes, depreciation and amortization or discounted cash flow projections. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step must be performed to compute the amount of the impairment. In the second step, the impairment is computed by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. SFAS No. 142 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. The annual impairment tests are performed in the fourth quarter of each year. There were no impairment losses recognized for the year ended December 31, 2006 or the three-month period ended December 31, 2005.

Other intangible assets primarily include customer relationships, trade names, proprietary software, a patent and non-competition agreement. Other intangible assets are recorded at their fair value at the date of acquisition, less accumulated amortization and are amortized over the period of expected benefit. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from estimated future cash flows. There were no impairment losses recognized for the year ended December 31, 2006 or the three-month period ended December 31, 2005.

Income Taxes

We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We estimate the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction.

At December 31, 2006, we had substantial federal and state net operating loss carryforwards, or NOLs, which will expire in 2024 through 2026. Although approximately $16 million of our NOLs are subject to the loss limitation rules under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, we believe that our ability to utilize our NOLs is not currently affected by such limitations and that our ability to utilize our NOLs will not be significantly affected as a result of the stock offering which is the subject of this registration statement. Our ability to utilize our NOLs is dependent upon future taxable income.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board revised its Statement of Financial Accounting Standards, No. 123, with SFAS No. 123R, “Share-Based Payment.” The revised statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. We have accounted for our employee stock-based compensation awards in accordance with SFAS No. 123R.

Effective September 30, 2005, we adopted our Stock Incentive Plan, pursuant to which 24,680 shares of our common stock and 3,167 shares of our series A preferred stock were reserved for issuance under the plan.

On March 16, 2006, we granted a director 1,898 shares of restricted common stock. On August 1, 2006, we granted to certain employees options to purchase 2,210 shares of common stock at an exercise price of $15.00 per share. In addition, on October 7, 2006, we granted a director options to purchase 100 shares of common stock at an exercise price of $15.00 per share and on October 16, 2006, we granted to certain employees 17,274 shares of restricted common stock.

In order to assist the board of directors in its determination of the value of our common stock, we engaged an independent valuation specialist, Marshall & Stevens Incorporated, or Marshall & Stevens, to perform a valuation of our common stock at November 1, 2005. The following significant factors were considered by Marshall & Stevens in determining the appropriateness of the value assigned to our common stock:

•	the book value of our stock;

•	our financial condition;

•	our earning capacity;

•	our dividend paying capacity; and

•	the market price of the stock of corporations that are engaged in the same or similar lines of business as we are and whose stock is actively traded in a free and open market, whether on an exchange or over the counter.

Because a return on investment would be a typical buyer’s primary concern, the income approach to the valuation was considered the most appropriate valuation approach. The income approach involves converting a typical investor’s anticipated future economic benefits to a present indication of value. The discounted cash flow method was utilized in the valuation and involves the estimation of expected future benefits for multiple time periods, which are converted to an indication of value using discount rate and present value techniques. The discount rate applicable to cash flows available to debt and equity investors is based on the weighted average cost of capital which represents the required rate of return that debt and equity investors require to induce an investment in the business. The weighted average cost of capital is based on an estimated financial structure that would be typical for a business like ours in the long-term. The weighted average cost of capital utilized in the valuation is 10%. This discount rate was applied to a five-year cash flow projection that anticipated substantial synergies through elimination of redundant administrative costs and leveraging excess capacity resulting from the acquisitions of predecessor companies.

In determining the fair value of our common stock at the time of the grant of equity instruments and in connection with this offering, we considered various factors relating to our performance and our prospects. We began operations on September 30, 2005 when Warburg Pincus acquired Chronic Care Solutions, Inc. and MPTC Holdings, Inc. The value paid by Warburg Pincus was primarily driven by the anticipated earnings of both companies for the 2006 fiscal year. Shortly after the merger was consummated, we incurred several challenges that caused us to materially adjust our outlook for 2006 and beyond.

•	Reduction in respiratory reimbursement. Effective January 1, 2006, there were changes in Medicare reimbursement which caused us to discontinue one product line and replace it with another product line that had a significantly higher product cost as a percentage of net revenues. This change materially reduced the future profitability of this product line.

•	Increase in provision for uncollectible accounts. Subsequent to the acquisition of Chronic Care Solutions, Inc. and the preparation of our 2006 outlook, and prior to the issuance of the Chronic Care Solutions, Inc. 2005 audited financial statements, we materially increased the provision for uncollectible accounts for Chronic Care Solutions, Inc. for the year ended September 30, 2005. Additionally, subsequent to the preparation of our outlook and prior to the issuance of the December 31, 2005 audited financial statements, we materially increased the provision for uncollectible accounts for Chronic Care Solutions Holding, Inc. for the quarter ended December 31, 2005. These increases in provision for uncollectible accounts materially reduced our expected profitability going forward.

At the time Warburg Pincus acquired Chronic Care Solutions, Inc. and MPTC Holdings, Inc., expectations of sales and EBITDA, as defined, for the year ended December 31, 2006 were substantially higher than actual sales and EBITDA, as defined. Actual sales and EBITDA, as defined, for the year ended December 31, 2006 were $432.4 million and $57.3 million, respectively. These challenges and results had a significant impact on the Company.

•	Reduction in Enterprise Value. We did not achieve our financial targets during the quarter ended December 31, 2005 or the year ended December 31, 2006. These results materially reduced the value of the Company.

•	Reduced Company ratings. We received reductions in our ratings on our senior credit facilities from Moody’s and Standard & Poor’s based on the lowered outlook and performance.

•	Loan covenant violations. We did not meet our financial covenants for the quarters ended June 30, 2006 and September 30, 2006 and were required to request an equity contribution from Warburg Pincus, our primary stockholder, to fund the cure mechanism outlined in our senior credit facilities. Throughout 2006 and until March 2007, it was expected that we would not meet our loan covenants for 2007 and we would be in default under our senior credit facilities.

Under the our stock incentive plan, restricted common stock and common stock options were granted at the following dates and fair market values:

			Number	Fair Value
	Number	Fair Value	of Shares	Per Share
Date of Grant	of Shares	Per Share(1)	(split adjusted)	(split adjusted)

Restricted Common Stock
March 16, 2006	1,898	$15.00	173,782	$0.16
October 16, 2006	17,274	$15.00	1,581,613	$0.16
Common Stock Options
August 1, 2006	2,210	$15.00	202,348	$0.16
October 7, 2006	100	$15.00	9,156	$0.16
January 8, 2007	125	$15.00	11,445	$0.16
March 7, 2007	165	$78.69	15,107	$0.86

(1)	Each grant was made with an exercise price equal to the fair value of the shares at the time of such grant.

A valuation for all equity instruments was prepared by Marshall & Stevens, as of November 1, 2005, based on the projections as of that date. As discussed above, subsequent to this valuation, there were significant negative adjustments to the outlook of the Company for 2006 and beyond. Contemporaneous with the stock grants in the third quarter of 2006, we consulted with Marshall & Stevens regarding updating the valuation of the equity instruments based on the lowered outlook. Based on those consultations, the value of the equity instruments would have decreased by an insignificant amount. Thus, a formal contemporaneous valuation by an unrelated valuation specialist was not prepared and we utilized the November 1, 2005 valuation for all equity awards in 2006 and January 2007. However, we contemporaneously reviewed the valuation to confirm that such valuation was the current fair value. The projections used for the November 1, 2005 valuation prepared by Marshall & Stevens included EBITDA, as defined, which was higher than our projected EBITDA, as defined, at each grant date through January 2007. For example, the projections for the November 1, 2005 valuation included EBITDA, as defined, of $97.3 million for 2007 whereas as of January 2007, our projected EBITDA, as defined, for 2007 was significantly lower. Thus, we continued to use the November 1, 2005 valuation for all grants through January 2007. The valuation for our common equity would not improve until later in 2007 as discussed below as a result of our improved financial performance and our prospects as a public company with an improved capital structure.

Our outlook improved in January 2007 as a result of the consummation of the acquisition of certain assets and assumption of certain liabilities from the blood glucose monitoring division of Becton, Dickinson and Company, or the BGM Business, by our subsidiary, Sanvita, Inc., as well as other ongoing business development activities. We engaged Marshall & Stevens to prepare an updated valuation of our equity instruments as of January 31, 2007. This updated valuation was used for grants subsequent to January 31, 2007. The projections used for the January 31, 2007 valuation included a significant improvement in EBITDA, as defined, over the budget approved by the our board of directors on December 20, 2006. These same projections were utilized in assessing our potential public company values for the Company through May of 2007.

Beginning in late January 2007 and continuing through the first quarter of 2007, our performance significantly improved. This was driven by improvements in the direct-to-consumer segment as well as the significantly better than expected performance of the business-to-business segment. The business-to-business segment was created in December 2006 with the acquisition of the BGM Business. At the time we purchased the BGM Business, the former owner was in the process of ceasing the operations of the BGM Business. The valuation we used to support the purchase of the BGM Business was driven by a rapid deterioration of sales. Ultimately, the sales performance of this segment was significantly higher than our expectation at the time the assets were purchased. The current sales expectations for this segment are now significantly higher than they were in January 2007 based on our ability to stabilize the trends in this business during our first quarter of ownership. During June 2007, our projections for EBITDA, as defined, further increased based on the strength of the business.

It is also significant to note that 98% of the awards set forth in the table above were granted during or before October 2006, prior to these significant improvements in our performance.

These improvements not only increased our financial performance, but have also significantly impacted our prospects for future growth. We also expect to reduce our leverage and have greater liquidity for stockholders as a public company. A discussion of some of the most important changes that have occurred since the last valuation date is as follows:

•	Improved financial performance. The underlying trailing financial performance of the business has improved significantly. Specifically, last twelve months EBITDA, as defined, has increased to $72.1 million for the period ended March 31, 2007 compared to $57.3 million for the period ended December 31, 2006 and $49.5 million for the period ended September 30, 2006.

•	Reduction in leverage. Pro forma for the initial public offering, our debt is expected to decrease from $500 million to $362.5 million, assuming an initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover of this prospectus. This reduction in leverage reduces risk for common equity holders.

•	Conversion of preferred stock. Simultaneous with the consummation of the initial public offering, all shares of preferred stock will convert into shares of common stock. Subsequent to this conversion, there will be no further accumulation of preferred dividends and all further increases in value of the equity of the Company will be shared only among the holders of our common stock.

•	Lower cost of capital. We expect to have a lower cost of capital than we did as a private company as a result of access to more liquid and efficient capital markets and the reduction in leverage. The savings in interest costs can be utilized to invest in the growth of the business or further reduce leverage.

•	Public company premium. Private companies are typically valued at a discount to public companies as a result of the limited marketability of private company securities. As a public company, our common equity holders will have the benefit of a more liquid market in which to trade securities. Public companies are often valued based on a multiple of forward earnings, as opposed to historical earnings for private companies. The expected increase in enterprise valuation is based in part on this premium.

•	Improved capital structure. As a result of our historically highly levered capital structure and our equity structure, which includes both preferred stock and common stock, small changes in our enterprise value have a material effect on the fair value of our common equity. Our enterprise value is reduced by the debt outstanding, preferred stock and accumulated preferred dividends. As of September 30, 2006 and December 31, 2006, total debt, preferred stock, and accumulated preferred dividends were $664.2 million and $690.4 million, respectively. Our enterprise value would have to exceed these amounts for any value to remain for the common equity. We are projecting increased 2008 EBITDA, as defined, and, in addition, upon the initial public offering, our outstanding debt will be reduced from approximately $500 million to $362.5 million at a reduced interest rate. Finally, the preferred equity and the accrued dividends on the preferred equity will be converted into common equity upon the initial public offering and will no longer reduce the value of the common equity. All of the foregoing factors, and particularly our improved performance and prospects, were considered in connection with our estimates.

As disclosed in the notes to our financial statements included elsewhere in this prospectus, we estimated the fair value of options issued at the date of grant using a Black-Scholes option-pricing model, which includes assumptions related to volatility, expected life, dividend yield and risk-free interest rate. Management and the board of directors believe that the valuation approaches employed are appropriate for an enterprise such as ours.

If the fair value of our restricted common stock exceeded the option exercise price by $10.00, we would have had to record additional compensation expense of $10,409 in the aggregate over the service period relating to option awards. If the fair value of the restricted common stock exceeded the fair value determined by our board of directors at the date of grant by $10.00, we would have had to record additional compensation expense of $100,610 in the aggregate over the service period relating to restricted common stock awards.

CCS Medical Holdings, Inc. (Successor) Results of Operations

For The Three Months Ended March 31, 2007 Compared To The Three Months Ended March 31, 2006

  Net Revenues

The following table presents net revenues by segment for the three months ended March 31, 2007 and 2006 (in thousands).

	Three Months Ended		Three Months Ended
	March 31, 2007		March 31, 2006
	Amount	Percentage	Amount	Percentage

Net revenues
Direct-to-consumer	$115,497	84.2%	$96,703	100.0%
Business-to-business	$21,730	15.8%	$—	—%

Net revenues	$137,227	100.0%	$96,703	100.0%

Net revenues increased by approximately $40.5 million, or 41.9%, from the quarter ended March 31, 2006 to the quarter ended March 31, 2007. Approximately 53.6% of this increase was attributable to the addition of the business-to-business segment.

In the direct-to-consumer segment, revenues increased by approximately $18.8 million, or 19.4%, from the quarter ended March 31, 2006 to the quarter ended March 31, 2007. Approximately $17.2 million or 91.5% of this increase was attributable to diabetes supplies sold while the remaining portion of the increase related to all other supplies sold. For the quarter ended March 31, 2007, 68.8% of direct-to-consumer net revenues related to diabetes supplies sold and 31.2% related to all other supplies sold. For the quarter ended March 31, 2006, 64.4% of direct-to-consumer net revenues related to diabetes supplies sold and 35.6% related to all other supplies sold. This shift in revenue composition was driven by the addition of 31,744 gross new diabetes customers during the three months ended March 31, 2007 for an ending customer count of 351,305 as of March 31, 2007.

Business-to-business net revenues were $21.7 million for the quarter ended March 31, 2007. These revenues resulted from sales of inventory associated with the purchase of certain assets and assumption of certain liabilities from the blood glucose monitoring division of Becton, Dickinson and Company during the fourth quarter of 2006.

  Cost of Goods Sold

The following table presents cost of goods sold by segment expressed as a percentage of segment net revenues for the three months ended March 31, 2007 and 2006 (in thousands).

	Three Months Ended		Three Months Ended
	March 31, 2007		March 31, 2006
	Amount	Percentage	Amount	Percentage

Cost of goods sold (exclusive of direct-to-consumer rental equipment depreciation of $2,788 and $2,375 for 2007 and 2006, respectively):
Direct-to-consumer	$65,086	56.4%	$53,886	55.7%
Business-to-business	$7,969	36.7%	$—	—%

Cost of goods sold	$73,055	53.2%	$53,886	55.7%

Cost of goods sold includes the cost of equipment (excluding depreciation for rental equipment, which is included in depreciation expense), pharmaceuticals and supplies sold to customers.

Cost of goods sold increased by approximately $19.2 million, or 35.6%, from the quarter ended March 31, 2006 to the quarter ended March 31, 2007. Approximately 41.6% of this increase was attributable to the addition of the business-to-business segment.

Direct-to-consumer cost of goods sold expressed as a percentage of net revenues was 56.4% for the quarter ended March 31, 2007 and 55.7% for the quarter ended March 31, 2006. This nominal 0.7% increase is primarily attributable to insignificant shifts in product line mix.

Business-to-business cost of goods sold as a percentage of net revenues was 36.7% for the quarter ended March 31, 2007. This cost of goods sold resulted from sales of inventory associated with the purchase of certain assets and assumption of certain liabilities from the blood glucose monitoring division of Becton, Dickinson and Company during the fourth quarter of 2006.

  Operating, Selling, General and Administrative Expenses

The following table presents operating, selling, general and administrative expenses expressed as a percentage of net revenues for the three months ended March 31, 2007 and 2006 (in thousands).

	Three Months Ended		Three Months Ended
	March 31, 2007		March 31, 2006
	Amount	Percentage	Amount	Percentage

Operating, selling, general and administrative expenses	$31,560	23.0%	$28,882	29.9%

Operating, selling, general and administrative expenses increased by approximately $2.7 million, or 9.3%, from the quarter ended March 31, 2006 to the quarter ended March 31, 2007. Operating, selling, general and administrative expenses expressed as a percentage of net revenues were 23.0% for the quarter ended March 31, 2007 and 29.9% for the quarter ended March 31, 2006. This 6.9% decrease is primarily attributable to cost savings from integrating the two predecessor entities’ operations and a restructuring of the respiratory product line. The decrease was partially offset by certain costs associated with the integration of the two predecessor entities.

  Provision for Uncollectible Accounts

The following table presents provision for uncollectible accounts expressed as a percentage of net revenues for the three months ended March 31, 2007 and 2006 (in thousands).

	Three Months Ended		Three Months Ended
	March 31, 2007		March 31, 2006
	Amount	Percentage	Amount	Percentage

Provision for uncollectible accounts	$8,019	5.8%	$5,781	6.0%

The provision for uncollectible accounts increased by approximately $2.2 million, or 38.7%, from the quarter ended March 31, 2006 to the quarter ended March 31, 2007. The provision for uncollectible accounts expressed as a percentage of net revenues decreased from 6.0% to 5.8% for the quarter ended March 31, 2006 and quarter ended March 31, 2007, respectively. This 0.2% decrease in the provision for uncollectible accounts as a percentage of net revenues is attributable to improved cash collections, primarily in diabetes direct-to-consumer, as a result of initiatives to improve accounts receivable collections during the last half of 2006. These initiatives included changing revenue cycle processes and controls, adding new management and staff and modifying our systems.

  Depreciation and Amortization

The following table presents depreciation and amortization expressed as a percentage of net revenues for the three months ended March 31, 2007 and 2006 (in thousands).

	Three Months Ended		Three Months Ended
	March 31, 2007		March 31, 2006
	Amount	Percentage	Amount	Percentage
Depreciation and amortization	$6,821	5.0%	$6,142	6.4%

Depreciation and amortization increased by approximately $0.7 million from the quarter ended March 31, 2006 to the quarter ended March 31, 2007. Expressed as a percentage of net revenues, depreciation and amortization declined from 6.4% to 5.0% for the quarter ended March 31, 2006 and the quarter ended March 31, 2007, respectively. This 1.4% decrease was primarily a result of the benefits of integration.

  Interest Income and Expense

The following table presents interest income earned on our cash and cash equivalent balances as well as interest expense incurred in connection with debt borrowings for the three months ended March 31, 2007 and 2006 (in thousands).

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2006
Interest income	$8	$32
Interest expense	$12,734	$12,117

Interest income decreased by approximately $0.02 million, or 74.2%, from the quarter ended March 31, 2006 to the quarter ended March 31, 2007. This decrease was primarily due to changes in cash balances on hand.

Interest expense increased $0.6 million, or 5.1%, from the quarter ended March 31, 2006 to the quarter ended March 31, 2007. This increase was primarily a result of the increase in the outstanding balance of our unsecured note payable. As permitted under the applicable loan agreements, we have elected to have accrued interest added to the balance of the outstanding principal on our unsecured note in lieu of paying cash for interest. See “Liquidity and Capital Resources” for additional information regarding our debt.

  Income Taxes

The following table presents income taxes and effective tax rates for the three months ended March 31, 2007 and 2006 (in thousands).

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2006
Income taxes	$1,047	$950
Effective tax rate	20.8%	9.4%

The effective tax rates in the quarters ended March 31, 2007 and 2006 were lower than the federal statutory rate primarily due to valuation allowances applicable to deferred tax assets. Our effective tax rate increased from 9.4% for the quarter ended March 31, 2006 to 20.8% for the quarter ended March 31, 2007 due to changes in our net income period over period.

CCS Medical Holdings, Inc. (Successor) Results of Operations

For The Year Ended December 31, 2006 Compared To The Quarter Ended December 31, 2005

CCSM began operations on September 30, 2005 with the acquisition of the outstanding common and preferred stock of CCS and MPTC. A discussion of the results of operations of CCS and MPTC for the two years prior to the acquisition follows this section and is included for historical evaluation purposes. The following results of operations of CCSM represent the period since inception.

The results of operations shown below are a comparison of the year ended December 31, 2006 to the quarter ended December 31, 2005. Because of the differing time periods being compared, comparisons are of limited value and we omitted the percentage change from period to period.

Net Revenues

The following table presents net revenues by segment for the year ended December 31, 2006 and the quarter ended December 31, 2005 for CCSM (in thousands).

	Year Ended		Quarter Ended
	December 31, 2006		December 31, 2005
	Amount	Percentage	Amount	Percentage

Net revenues
Direct-to-consumer	$426,908	98.7%	$103,701	100.0%
Business-to-business	$5,522	1.3%	$—	—

Net revenues	$432,430	100.0%	$103,701	100.0%

In the direct-to-consumer segment, for the quarter ended December 31, 2005, 61.4% of net revenues related to diabetes supplies sold and 38.6% related to all other supplies sold. For the year ended December 31, 2006, 64.9% of net revenues related to diabetes supplies sold and 35.1% related to all other supplies sold. This shift in revenue composition was driven by the addition of 140,124 gross new diabetes customers during the year ended December 31, 2006 for an ending customer count of 347,355 as of December 31, 2006.

Business-to-business net revenues were approximately $5.5 million for the year ended December 31, 2006. These revenues resulted from sales of inventory associated with the purchase of certain assets and assumption of certain liabilities from the blood glucose monitoring division of Becton, Dickinson and Company during the fourth quarter of 2006.

Cost of Goods Sold

The following table presents cost of goods sold by segment expressed as a percentage of segment net revenues for the year ended December 31, 2006 and the quarter ended December 31, 2005 for CCSM (in thousands).

	Year Ended		Quarter Ended
	December 31, 2006		December 31, 2005
	Amount	Percentage	Amount	Percentage

Cost of goods sold (exclusive of direct-to-consumer rental equipment depreciation of $9,748 and $2,324 for the year ended December 31, 2006 and the three months ended December 31, 2005, respectively):
Direct-to-consumer	$243,042	56.9%	$55,034	53.1%
Business-to-business	$1,725	31.2%	$—	—%

Cost of goods sold	$244,767	56.6%	$55,034	53.1%

Cost of goods sold includes the cost of equipment (excluding depreciation for rental equipment, which is included in depreciation expense), pharmaceuticals and supplies sold customers.

Direct-to-consumer cost of goods sold expressed as a percentage of segment net revenues was 56.9% for the year ended December 31, 2006 and 53.1% for the quarter ended December 31, 2005. This 3.8% increase is primarily attributable to higher product costs as a percentage of net revenues in the respiratory product line due to changes in the reimbursement structure, and the restructuring of a contract with one of our customers for pharmacy management services. This increase was partially offset by improvements in vendor pricing and shifts in product mix.

Business-to-business cost of goods sold increased approximately $1.7 million for the year ended December 31, 2006. This cost of goods sold resulted from sales of inventory associated with the purchase of certain assets and assumption of certain liabilities from the blood glucose monitoring division of Becton, Dickinson and Company during the fourth quarter of 2006.

Operating, Selling, General and Administrative Expenses

The following table presents operating, selling, general and administrative expenses expressed as a percentage of net revenues for the year ended December 31, 2006 and the quarter ended December 31, 2005 for CCSM (in thousands).

	Year Ended		Quarter Ended
	December 31, 2006		December 31, 2005
	Amount	Percentage	Amount	Percentage

Operating, selling, general and administrative expenses	$110,865	25.6%	$29,948	28.9%

Operating, selling, general and administrative expenses expressed as a percentage of net revenues was 25.6% for the year ended December 31, 2006 and 28.9% for the quarter ended December 31, 2005. This 3.3% decrease is primarily attributable to cost savings from integrating the two predecessor entities’ operations and a restructuring of the respiratory product line. This decrease was partially offset by certain costs associated with the integration. The remainder is attributable to our ability to leverage the combined infrastructure to support our growth in sales.

Provision for Uncollectible Accounts

The following table presents provision for uncollectible accounts expressed as a percentage of net revenues for the year ended December 31, 2006 and the quarter ended December 31, 2005 for CCSM (in thousands).

	Year Ended		Quarter Ended
	December 31, 2006		December 31, 2005
	Amount	Percentage	Amount	Percentage

Provision for uncollectible accounts	$25,680	5.9%	$8,267	8.0%

The provision for uncollectible accounts expressed as a percentage of net revenues decreased from 8.0% to 5.9% for the quarter ended December 31, 2005 and year ended December 31, 2006, respectively. The decrease in the provision for uncollectible accounts as a percentage of net revenues was driven by improved cash collections, primarily in diabetes direct-to-consumer, as a result of initiatives to improve accounts receivables collections during 2006. These initiatives included changing revenue cycle processes and controls, adding new management and staff and modifying our systems.

Depreciation and Amortization

The following table presents depreciation and amortization expressed as a percentage of net revenues for the year ended December 31, 2006 and the quarter ended December 31, 2005 for CCSM (in thousands).

	Year Ended		Quarter Ended
	December 31, 2006		December 31, 2005
	Amount	Percentage	Amount	Percentage

Depreciation and amortization	$23,550	5.4%	$6,092	5.9%

Expressed as a percentage of net revenues, depreciation and amortization declined from 5.9% to 5.4% for the quarter ended December 31, 2005 and the year ended December 31, 2006, respectively. This 0.5% decrease was primarily a result of the benefits of integration and reduced capital expense on a larger revenue base.

Interest Income and Expense

The following table presents interest income earned on our cash and cash equivalent balances as well as interest expense incurred in connection with debt borrowings for the year ended December 31, 2006 and the quarter ended December 31, 2005 for CCSM (in thousands).

	Year Ended	Quarter Ended
	December 31, 2006	December 31, 2005

Interest income	$(450)	$(102)
Interest expense	$51,161	$11,891

Interest income increased from approximately $0.1 million for the quarter ended December 31, 2005 to approximately $0.5 million for the year ended December 31, 2006.

Interest expense increased from approximately $11.9 million for the quarter ended December 31, 2005 to approximately $51.2 million for the year ended December 31, 2006 primarily as a result of the increase in the outstanding balance of our unsecured note payable. As permitted under the applicable loan agreements, we have elected to have accrued interest added to the balance of the outstanding principal on our unsecured note in lieu of paying cash for interest. See “Liquidity and Capital Resources” for additional information regarding our debt.

Income Taxes

The following table presents income taxes and effective tax rates for the year ended December 31, 2006 and the quarter ended December 31, 2005 for CCSM (in thousands).

	Year Ended	Quarter Ended
	December 31, 2006	December 31, 2005

Income taxes	$3,639	$986
Effective tax rate	(15.7%)	(13.3%)

The effective tax rates in the year ended December 31, 2006 and the quarter ended December 31, 2005 were lower than the federal statutory rate primarily due to valuation allowances applicable to deferred tax assets. Our effective tax rate decreased from (13.3%) for the quarter ended December 31, 2005 to (15.7%) for the year ended December 31, 2006 due to changes in our net loss period over period compared to the increase in our net deferred tax liability over the same period.

Chronic Care Solutions, Inc. (Predecessor) Results of Operations

For The Fiscal Year Ended September 30, 2005 Compared To The Fiscal Year Ended September 30, 2004

CCS was acquired as of September 30, 2005 by CCSM. CCS was a national direct-to-consumer, mail-order medical and pharmacy supply company. CCS’ primary product focus was diabetes supplies and medications. The following results of operations relate to the period prior to the sale and is included for historical evaluation purposes.

Net Revenues

The following table presents net revenues expressed as a percentage of net revenues for the fiscal years ended September 30, 2005 and 2004 for CCS (in thousands).

	Year Ended		Year Ended
	September 30, 2005		September 30, 2004
	Amount	Percentage	Amount	Percentage

Net revenues	$191,594	100.0%	$112,142	100.0%

Net revenues increased by approximately $79.5 million, or 70.8%, from fiscal 2004 to fiscal 2005. Approximately 74% of this increase is attributable to the acquisition of four companies in fiscal 2004 and the remainder to internal growth of the diabetes line of business from customer growth and cross selling of ancillary product lines. Offsetting the growth was the 2.6% cut in Medicare reimbursement for diabetes test strips and lancets effective January 1, 2005, which reduced net revenues for fiscal 2005 by approximately $1.8 million. Also reducing the growth was the reduction in Medicare reimbursement for respiratory inhalation drugs effective January 1, 2005, which reduced net revenues for fiscal 2005 by approximately $2.1 million.

Cost of Goods Sold

The following table presents cost of goods sold expressed as a percentage of net revenues for the fiscal years ended September 30, 2005 and 2004 for CCS (in thousands).

	Year Ended		Year Ended
	September 30, 2005		September 30, 2004
	Amount	Percentage	Amount	Percentage

Cost of goods sold (exclusive of rental equipment depreciation of $8,888 and $2,657 for 2005 and 2004, respectively)	$111,287	58.1%	$62,512	55.7%

Cost of goods sold increased by approximately $48.8 million, or 78.0%, from fiscal 2004 to fiscal 2005. Cost of goods sold expressed as a percentage of net revenues was 55.7% for fiscal 2004 and 58.1% for fiscal 2005. This 2.4% increase is primarily attributable to the Medicare cuts described above, and to a lesser extent, a shift in business and product mix as a result of operating the four companies acquired during fiscal 2004 for the entire year in fiscal 2005.

Operating, Selling, General and Administrative Expenses

The following table presents operating, selling, general and administrative expenses expressed as a percentage of net revenues for the fiscal years ended September 30, 2005 and 2004 for CCS (in thousands).

	Year Ended		Year Ended
	September 30, 2005		September 30, 2004
	Amount	Percentage	Amount	Percentage

Operating, selling, general and administrative expenses	$52,108	27.2%	$32,045	28.6%

Operating, selling, general and administrative expenses increased by approximately $20.1 million, or 62.6%, from fiscal 2004 to fiscal 2005. This increase was due to the impact of operating the four companies acquired during fiscal 2004 for the entire year in fiscal 2005. Operating, selling, general and administrative expenses expressed as a percentage of net revenues was 27.2% for fiscal 2005 and 28.6% for fiscal 2004. This 1.4% decrease is attributable to cost savings from the integration of the four companies acquired during fiscal 2004 and our ability to leverage the combined infrastructure to support our growth in sales.

Operating, selling, general and administrative expenses includes approximately $2.6 million and approximately $3.1 million in direct response advertising amortization in fiscal 2005 and 2004, respectively.

Provision for Uncollectible Accounts

The following table presents the provision for uncollectible accounts expressed as a percentage of net revenues for the fiscal years ended September 30, 2005 and 2004 for CCS (in thousands).

	Year Ended		Year Ended
	September 30, 2005		September 30, 2004
	Amount	Percentage	Amount	Percentage

Provision for uncollectible accounts	$18,733	9.8%	$3,430	3.1%

The provision for uncollectible accounts increased by approximately $15.3 million, or 446.2%, from fiscal 2004 to fiscal 2005. Approximately $10.9 million of the change was for additional allowances recorded due to changes in collection trends, primarily driven by the integration challenges of our four business acquisitions in fiscal 2004. Approximately $2.2 million of the change was for allowances recorded on accounts receivable related to acquisition growth and approximately $2.2 million was allowances recorded on accounts receivable generated by the internal growth of the business.

Depreciation and Amortization

The following table presents depreciation and amortization expressed as a percentage of net revenues for the fiscal years ended September 30, 2005 and 2004 for CCS (in thousands).

	Year Ended		Year Ended
	September 30, 2005		September 30, 2004
	Amount	Percentage	Amount	Percentage

Depreciation and amortization	$15,078	7.9%	$5,134	4.6%

Depreciation and amortization increased by approximately $9.9 million from fiscal 2004 to fiscal 2005. Approximately $6.2 million is related to the increase in depreciation recorded on insulin pumps rentals. Approximately $1.3 million relates to the increased depreciation and amortization on assets acquired with the four acquisitions in fiscal 2004. The remainder, or approximately $2.4 million, relates to assets acquired during fiscal 2005 as a result of growth in the business.

Interest Expense

The following table presents interest expense incurred on outstanding borrowings for the years ended September 30, 2005 and 2004 for CCS (in thousands).

	Year Ended	Year Ended
	September 30, 2005	September 30, 2004

Interest expense	$22,053	$15,030

Interest expense increased by approximately $7.0 million, or 46.7%, from fiscal 2004 to fiscal 2005. Interest expense for fiscal 2004 includes the write-off of $4.0 million of deferred financing costs relative to the extinguishment or modification of certain debt. The increase was due to a full year of interest expense in fiscal 2005 on debt borrowings during fiscal 2004 for the acquisition of four companies.

Income Tax Expense (Benefit)

The following table presents the income tax expense (benefit) and effective tax rates for the years ended September 30, 2005 and 2004 for CCS (in thousands).

	Year Ended	Year Ended
	September 30, 2005	September 30, 2004

Income tax expense (benefit)	$587	$(2,228)
Effective tax rate	(2.1)%	36.7%

The income tax benefit for fiscal 2004 of approximately $2.2 million reflected our ability to benefit from the current year losses generated due to the ability to recover income taxes paid in prior years by carrying back our net operating losses. The income tax expense for fiscal 2005 of approximately $0.6 million primarily reflects the effect of a valuation allowance which first became applicable during fiscal 2005 due to our inability to carry back additional net operating losses to prior years or rely on forecasted future taxable income as evidence to support the recovery of these assets. The effective tax rate in fiscal 2005 was lower than the federal statutory rate primarily due to valuation allowances applicable to deferred tax assets.

MPTC Holdings, Inc. (Predecessor) Results of Operations

For The Nine Months Ended September 30, 2005 Compared To The Year Ended December 31, 2004

MPTC was acquired as of September 30, 2005 by CCSM. MPTC was a national direct-to-consumer, mail-order medical and pharmacy supply company. MPTC’s primary product focus was prescription respiratory medication and supplies, as well as diabetes, ostomy, urological and wound care supplies. The following results of operations relate to the period prior to the sale and is included for historical evaluation purposes.

The results of operations presented below are a comparison of the nine months ended September 30, 2005 to the year ended December 31, 2004. Because of the differing time periods being compared, comparisons are of limited value and we omitted the percentage change from period to period.

Net Revenues

The following table presents net revenues for the nine months ended September 30, 2005 and year ended December 31, 2004 for MPTC (in thousands).

	Nine Months Ended		Year Ended
	September 30, 2005		December 31, 2004
	Amount	Percentage	Amount	Percentage
Net revenues	$140,841	100.0%	$152,015	100.0%

This decrease in net revenues was primarily due to the unfavorable impact of changes in the Medicare reimbursement policy for respiratory medications, offset by favorable changes made to our respiratory drug formulary. The change in formulary resulted in higher Medicare reimbursement rates. The remaining change in net revenues is primarily related to an additional quarter of operations for the July 2004 acquisition of Gericare and growth in pharmacy management services.

Cost of Goods Sold

The following table presents cost of goods sold expressed as a percentage of net revenues for the nine months ended September 30, 2005 and year ended December 31, 2004 for MPTC (in thousands).

	Nine Months Ended		Year Ended
	September 30, 2005		December 31, 2004
	Amount	Percentage	Amount	Percentage

Cost of goods sold	$71,394	50.7%	$70,698	46.5%

This increase in cost of goods sold was due to changes in respiratory formulary subsequent to changes in the Medicare reimbursement policy discussed above, partially offset by growth associated with the inclusion of an additional quarter of operations for the July 2004 acquisition of Gericare.

Cost of goods sold expressed as a percentage of net revenues was 50.7% for the nine months ended September 30, 2005 and 46.5% for the year ended December 31, 2004. This 4.2% increase is primarily attributable to the net impact of reductions in respiratory reimbursement and our shift in respiratory drug formulary to higher cost products. The remaining increase in cost of goods sold as a percentage of net revenues was attributable to the restructuring of certain contracts related to our pharmacy management services. This increase was partially offset by improvements in margin and mix as a result of the inclusion of an additional quarter of operations for the July 2004 acquisition of Gericare.

Operating, Selling, General and Administrative Expenses

The following table presents operating, selling, general and administrative expenses expressed as a percentage of net revenues for the nine months ended September 30, 2005 and year ended December 31, 2004 for MPTC (in thousands).

	Nine Months Ended		Year Ended
	September 30, 2005		December 31, 2004
	Amount	Percentage	Amount	Percentage

Operating, selling, general and administrative expenses	$45,559	32.3%	$51,159	33.7%

This decrease in operating, selling, general and administrative expenses was offset by an additional quarter of operations for the July 2004 acquisition of Gericare.

Operating, selling, general and administrative expenses expressed as a percentage of net revenues was 32.3% for the nine months ended September 30, 2005 and 33.7% for the year ended September 30, 2004. This 1.4% decrease in operating, selling, general and administrative expenses is primarily associated with restructuring related to the Medicare reductions in respiratory reimbursements. This decrease was partially offset by increases in sales and marketing costs associated with diabetes supplies and other corporate expenses.

Provision for Uncollectible Accounts

The following table presents provision for uncollectible accounts expressed as a percentage of net revenues for the nine months ended September 30, 2005 and the year ended December 31, 2004 for MPTC (in thousands).

	Nine Months Ended		Year Ended
	September 30, 2005		December 31, 2004
	Amount	Percentage	Amount	Percentage

Provision for uncollectible accounts	$6,531	4.6%	$7,157	4.7%

The provision for uncollectible accounts expressed as a percentage of net revenues decreased from 4.7% to 4.6% for the year ended December 31, 2004 and nine months ended September 30, 2005, respectively. The nominal decrease in the provision for uncollectible accounts as a percentage of net revenues was driven by improved cash collections.

Depreciation and Amortization

The following table presents depreciation and amortization expressed as a percentage of net revenues for the nine months ended September 30, 2005 and year ended December 31, 2004 for MPTC (in thousands).

	Nine Months Ended		Year Ended
	September 30, 2005		December 31, 2004
	Amount	Percentage	Amount	Percentage

Depreciation and amortization	$4,646	3.3%	$8,407	5.5%

This decrease in depreciation and amortization was partly the result of the decrease in amortization expense as certain intangibles associated with previous years’ acquisitions became fully amortized.

Impairment Loss

The following table presents the impairment loss for the nine months ended September 30, 2005 and year ended December 31, 2004 for MPTC (in thousands).

	Nine Months Ended	Year Ended
	September 30, 2005	December 31, 2004

Impairment loss — proprietary software system	$—	$4,988

The impairment loss on proprietary software system of approximately $5.0 million relates to amounts previously capitalized for a proprietary operating system that were expensed when we abandoned development in December 2004.

Other Expenses

The following table presents other expenses for the nine months ended September 30, 2005 and year ended December 31, 2004 for MPTC (in thousands).

	Nine Months Ended	Year Ended
	September 30, 2005	December 31, 2004

Other expenses	$350	$736

Other expenses for the nine months ended September 30, 2005 consisted of restructuring charges related to the respiratory division. Other expenses for the year ended December 31, 2004 consisted of approximately $0.2 million in restructuring charges for the respiratory division, approximately $0.4 million in loss on disposal of assets partially relates to the write-off of assets from the restructuring of the respiratory division and other equipment deemed obsolete, and approximately $0.1 million in other expenses.

Interest Income and Expense

The following table presents interest income and interest expense for the nine months ended September 30, 2005 and year ended December 31, 2004 for MPTC (in thousands).

	Nine Months Ended	Year Ended
	September 30, 2005	December 31, 2004

Interest income	$25	$24
Interest expense	$5,789	$6,709

Interest expense is related to interest incurred on outstanding borrowings. During 2005, interest rates on our variable rate loans were higher than the prior year due to increases in the prime rate. During July 2004, unamortized loan costs of approximately $1.0 million on our prior debt structure were expensed when the debt was refinanced.

Income Taxes

The following table presents the income tax provision and effective tax rates for the nine months ended September 30, 2005 and year ended December 31, 2004 for MPTC (in thousands).

	Nine Months Ended	Year Ended
	September 30, 2005	December 31, 2004

Income tax expense	$2,578	$950
Effective tax rate	39.1%	43.5%

Income tax expense increased from approximately $1.0 million for the year ended December 31, 2004 to approximately $2.6 million for the nine months ended September 30, 2005 due to an increase in our pretax income. The effective tax rates in the nine months ended September 30, 2005 and the year ended December 31, 2004 were higher than the federal statutory rate due primarily to state income taxes and nondeductible expenses.

Liquidity and Capital Resources

Our principal capital requirements have been to fund working capital needs to support internal growth, acquisitions, capital expenditures and principal and interest payments on our debt. Our principal working capital needs are for inventory and accounts receivable. Management controls inventory levels in order to minimize carrying costs. Historically, our sources of liquidity have consisted of cash from operations, our senior credit facilities and proceeds from equity issuances.

The following table summarizes our sources and uses of cash during the quarter ended March 31, 2007, the year ended December 31, 2006 and the quarter ended December 31, 2005 for CCSM.

	Three Months
	Ended	Year Ended	Quarter Ended
	March 31, 2007	December 31, 2006	December 31, 2005
	(In thousands)

Net cash provided by (used in) operating activities	$7,533	$8,311	$(13,470)
Net cash used in investing activities	(6,063)	(31,968)	(615,558)
Net cash provided by (used in) financing activities	(1,470)	19,155	633,530

Net change in cash and cash equivalents	$—	$(4,502)	$4,502

As of March 31, 2007, our current assets of $98.0 million exceeded our current liabilities of $34.5 million, resulting in net working capital of $63.5 million. In comparison, as of December 31, 2006, our working capital was $56.4 million. Our working capital improved, primarily due to an increase in accounts receivable and prepaids and other current assets of $8.3 million and $1.3 million, respectively, and a decrease of $1.2 million in accounts payable and accrued expenses partially offset by a decrease of $3.3 million in inventories. Accounts receivable increased due to increases in sales and customers. Prepaids and other current assets increased due to increases in amounts due from vendors. Inventories decreased due to managing stock levels in the business-to-business segment. Accounts payable and accrued expenses decreased due to the reduction in accrued expenses associated with the acquisition of the business-to-business segment.

Net cash provided by operating activities for the three months ended March 31, 2007 was $7.5 million compared to net cash used in operating activities for the three months ended March 31, 2006 of $4.9 million, an increase of $12.4 million. This increase was primarily due to an increase in net income (loss) partially offset by increases in accounts receivable and prepaids and other current assets and smaller decreases in accounts payable and accrued expenses. Net cash used in investing and financing activities was $7.5 million for the three months ended March 31, 2007. Activity during this period primarily consisted of our net investment in property and equipment of $6.1 million and payments on revolving and term debt of $9.3 million offset by proceeds on revolving debt of $8.0 million.

As of December 31, 2006, our current assets of $92.1 million exceeded our current liabilities of $35.7 million, resulting in net working capital of $56.4 million. In comparison, as of December 31, 2005, our working capital was $49.7 million. Our working capital improved, primarily due to an increase in accounts receivable of $13.8 million and inventory of $6.9 million and a decrease in accounts payable and accrued expenses of $6.2 million, partially offset by decreases in prepaids and other current assets of $11.1 million, income taxes receivable of $4.7 million and cash of $4.5 million from the prior year. Accounts receivable increased due to increases in sales and customers, as well as a decrease in the provision for uncollectible accounts during 2006. Inventory increased due to the fourth quarter acquisition of the business-to-business segment, as well as additional inventory requirements for increased sales volumes and customer counts. Accounts payable and accrued expenses decreased due to shorter payment terms with vendors during 2006 and a reduction of accrued expenses relating to integration costs paid in 2006 for the business acquisitions in 2005. Prepaids and other current assets decreased due to the working capital settlement from the 2005 business acquisitions. Income taxes receivable decreased due to the collection of a tax refund in 2006. We may encounter operating pressures from business acquisitions, operating costs and debt payments.

Our year-end cash position decreased by $4.5 million, from $4.5 million as of December 31, 2005 to $0 as of December 31, 2006. This decrease in cash was primarily related to cash used in investing activities of $32.0 million, partially offset by cash provided by financing activities of $19.2 million and cash provided by operating activities of $8.3 million. Cash used in investing activities of $32.0 million represented purchases of business assets net of liabilities assumed of $19.6 million and property and equipment of $12.4 million. Cash provided by financing activities of $19.2 million reflected net borrowings on revolving debt of $11.5 million, proceeds from the issuance of preferred stock of $11.4 million partially offset by payments on term debt of $3.2 million, the repurchase of preferred stock of $0.3 million and payments on capital lease obligations of $0.2 million. Net cash provided by operating activities was $8.3 million compared to net cash used in operating activities of $13.5 million for the quarter ended December 31, 2005, an improvement of $21.8 million reflecting increases in non-cash items of $44.8 million for depreciation, amortization, in-kind interest, provision for uncollectible accounts, stock-based compensation and deferred taxes primarily related to operations for twelve months in 2006 compared to three months in 2005, partially offset by an increase in net loss of $18.4 million and a change in operating assets and liabilities of $4.6 million. The change in operating assets and liabilities is discussed along with working capital in the preceding paragraph.

Senior Credit Facilities and Other Long Term Debt

Our first lien credit facility with several financial institutions provides for $320 million in first lien term loan and a $50 million revolving loan commitment. Borrowings under the revolving loan are subject to certain requirements specified in the agreement and are collateralized by substantially all of our assets.

Our second lien credit facility with several financial institutions provides for $110 million in second lien term loans. Borrowings under this facility are collateralized by substantially all of our assets. All unpaid principal and interest is payable at maturity on March 30, 2013.

We have an unsecured note payable with a financial institution bearing interest at 14.0%. All unpaid principal is payable at maturity on September 30, 2013. Prior to September 30, 2010, interest on the outstanding principal amount may, at our option, be paid in cash or in kind in the form of an increase in the outstanding principal amount. Thereafter, interest is payable semiannually in arrears commencing March 31, 2011.

Our credit agreements contain various restrictive covenants, including the maintenance of certain financial ratios, and restrictions regarding certain activities such as incurring additional indebtedness, sales of assets, investments, mergers and consolidations, and the payment of dividends. As of March 31, 2007, we are in compliance with the covenants of our credit agreements.

In the past we have satisfied certain financial covenants, as permitted by the provisions in our senior credit facilities, by issuing certain equity securities. On August 23, 2006 and November 23, 2006, we issued 10,106 and 1,244 shares of our series A preferred stock, respectively.

In connection with the completion of this offering, we expect to enter into a new $415 million senior secured credit facility with a group of lenders that will include affiliates of some of the underwriters. Our proposed initial public offering is not conditioned on the closing of the new credit facility and if we do not close the new credit facility, our existing facility will remain in place. The new facility is expected to consist of a six-year, $50 million revolving credit facility and a seven-year, $365 million term loan facility. The size of the credit facility is subject to change prior to its closing. The term loan is expected to be due on the seventh anniversary of funding and will be used, together with the proceeds of this offering, to repay the outstanding amounts under our existing credit facilities and pay fees and expenses related to this offering and the refinancing. The revolving credit facility will not be drawn upon at the closing of the new credit facility, but will be available, subject to certain conditions, for general corporate purposes in the ordinary course of business and for other transactions permitted under the credit agreement. A portion of the revolving credit facility will be available for letters of credit. The obligations under the senior secured credit facility will be secured by a lien on substantially all of our assets.

Proceeds of the new credit facility will be used to repay a portion of our existing credit facilities. As of March 31, 2007, we had outstanding indebtedness of $329.0 million under our First Lien Credit Agreement, $110 million under our Second Lien Credit Agreement, and $61.3 million under our unsecured note payable, collectively our existing credit facilities.

EBITDA, as defined

Our existing credit facilities contain, and we expect our new credit facility will contain, restrictive covenants that are derived from EBITDA, as defined. Borrowings under our senior credit facilities are a key source of our liquidity. Our ability to borrow under these senior credit facilities depends upon, among other things, the compliance with the financial ratio covenants based on EBITDA, as defined set forth in the credit agreement for our senior credit facilities. Our senior credit facilities require us to maintain a specified consolidated leverage ratio and consolidated interest expense coverage ratio based on EBITDA, as defined.

The following tables set forth ratios with which we must comply:

Consolidated Leverage Ratio

Period	Ratio

March 31, 2006 — September 30, 2006	7.50—1.00
December 31, 2006 — September 30, 2007	7.00—1.00
December 31, 2007 — September 30, 2008	6.50—1.00
December 31, 2008 — September 30, 2009	6.00—1.00
December 31, 2009 — September 30, 2010	5.50—1.00
December 31, 2010 — September 30, 2011	5.00—1.00
December 31, 2011 — Term facility maturity date	4.50—1.00

Interest Expense Coverage Ratio

Period	Ratio

March 31, 2006 — September 30, 2007	1.75—1.00
December 31, 2007 — September 30, 2009	2.00—1.00
December 31, 2009 — September 30, 2011	2.25—1.00
December 31, 2011 — Term facility maturity date	2.50—1.00

Failure to comply with these financial ratio covenants would result in a default under our senior credit facilities and, absent a waiver or an amendment from the lenders, permit the acceleration of all outstanding borrowings under the senior credit facilities. As of March 31, 2007, we had aggregate principal amounts outstanding of $500.3 million pursuant to our senior credit facilities. As of March 31, 2007, we performed the calculations associated with the above noted financial covenants and determined that we were in compliance with such financial covenants. For a discussion of the risks associated with our significant leverage, see “Risk Factors—Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.”

We present EBITDA, as defined in this prospectus to provide investors with supplemental measures of our liquidity and information utilized in the calculation of the financial covenants under our senior credit facilities. EBITDA, as defined differs from the term “EBITDA” as it is commonly used. EBITDA, as defined, as used in this prospectus, means “EBITDA” as that term is defined under our senior credit facilities, which is generally consolidated net income before interest expense, provision for income taxes, depreciation and amortization, restructuring changes, non-cash charges and any management or advisory fees.

CCS Medical Holdings, Inc.

	Quarters Ended					Year Ended	Quarter Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	December 31,	March 31,
	2005	2006	2006	2006	2006	2006	2007
	(In thousands)

EBITDA, as defined	$11,454	$10,039	$11,767	$16,236	$19,239	$57,283	$24,836

As of the date of this prospectus, we preliminarily estimate that for the three months ended June 30, 2007, our EBITDA, as defined, will be between $22.8 million and $25.1 million. The midpoint of this range is $23.9 million as compared to EBITDA, as defined, of $11.8 million for the three months ended June 30, 2006. We have not finalized our financial statements for the three months ended June 30, 2007. As such, these are preliminary management estimates and are subject to further review. Accordingly, our actual EBITDA, as defined, for the three months ended June 30, 2007 could differ from our estimates, and any such difference could be significant. We are currently performing our internal review procedures. You should consider this additional information in conjunction with the audited consolidated financial statements as well as “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

Management uses EBITDA and EBITDA, as defined, as cash flow metrics for internal monitoring and planning purposes, including the preparation of our annual operating budget and monthly operating reviews, as well as to facilitate analysis of investment decisions. Further, we believe EBITDA and EBITDA, as defined, are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and EBITDA, as defined, are not recognized measurements under GAAP. When evaluating our liquidity, investors should not consider EBITDA and EBITDA, as defined, in isolation of, or as a substitute for, measures of our liquidity as determined in accordance with GAAP, such as net income, operating income or net cash provided by operating activities. EBITDA and EBITDA, as defined, may have material limitations because they exclude items that are necessary elements of our costs and operations. Management compensates for these limitations by not viewing EBITDA or EBITDA, as defined, in isolation, and specifically by using other GAAP measures, such as net income (loss), net sales and income from operations, to measure our operating performance. Neither EBITDA nor EBITDA, as defined, is a measurement of financial performance under GAAP and neither should be considered as an alternative to net income or cash flow from operations determined in accordance with GAAP. Because other companies may calculate EBITDA and EBITDA, as defined, differently than we do, EBITDA may not be, and EBITDA, as defined, as presented in this prospectus is not, comparable to similarly titled measures reported by other companies.

The following is a reconciliation of EBITDA and EBITDA, as defined, to net cash provided by (used in) operating activities on a quarterly and annual basis:

CCS Medical Holdings, Inc.

	Quarters Ended					Year Ended	Quarter Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	December 31,	March 31,
	2005	2006	2006	2006	2006	2006	2007
	(In thousands)

Net cash provided by (used in) operating activities	$(13,470)	$(4,905)	$(296)	$3,683	$9,829	$8,311	$7,533
Add:
Changes in operating assets and liabilities	13,287	2,158	(1,884)	(61)	(2,356)	(2,142)	5,661
Income taxes	986	950	950	950	789	3,639	1,047
Gain on fixed asset disposals	—	—	—	(5)	—	(5)	—
Other non-cash charges	—	—	—	(203)	(166)	(369)	(25)
Cash interest, net	9,649	9,950	10,528	10,714	10,491	41,684	10,377

EBITDA	10,452	8,153	9,298	15,078	18,587	51,118	24,593
Add:
Integration and restructuring charges	1,002	1,886	2,469	955	486	5,796	218
Other non-cash charges	—	—	—	203	166	369	25

EBITDA, as defined	$11,454	$10,039	$11,767	$16,236	$19,239	$57,283	$24,836

We believe we have sufficient liquidity to meet our cash requirements over both the short (next twelve months) and long term (in relation to our debt service requirements). In evaluating the sufficiency of our liquidity for both the shorter and longer term, we considered the expected cash flow to be generated by our operations and the available borrowings under the new senior secured credit facility compared to our anticipated cash requirements for debt service, working capital, cash taxes and capital expenditures as well as funding requirements for long-term liabilities. We anticipate that our operating cash flow, together with borrowings under the new senior secured credit facility, will be sufficient to meet our anticipated future operating expenses, capital expenditures and debt service obligations as they become due for at least the next 12 months. However, our ability to make scheduled payments of principal, to pay interest on or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. See “Risk Factors.”

Off-Balance Sheet Arrangements

As of March 31, 2007, we did not have any off-balance sheet arrangements.

Contractual Obligations

We have various contractual obligations that affect our liquidity. The following represents future payments for our contractual obligations including our capital and operating leases as of December 31, 2006 for CCSM.

	Payments Due by Period
		Less than			More than
	Total	1 year	2-3 years	4-5 years	5 years
	(In thousands)

Capital lease obligations, including interest	$340	$208	$72	$29	$31
Operating lease obligations	13,456	4,842	6,413	2,201	—
Long-term debt, including current maturities:
First lien term loan	316,800	3,200	6,400	6,400	300,800
Second lien term loan	110,000	—	—	—	110,000
Unsecured loan payable	98,370	—	—	—	98,370
First lien revolving credit loan	13,500	—	—	—	13,500
Interest on long-term debt(1)	291,988	$42,972	85,115	101,227	62,674

Total contractual obligations	$844,454	$51,222	$98,000	$109,857	$585,375

(1)	Includes projected future interest calculated as follows:

a. 8.62% (three-month LIBOR at December 31, 2006 plus 3.25%) for the first lien term loan;

b. 13.37% (three-month LIBOR at December 31, 2006 plus 8.00%) for the second lien term loan;

c. 14.00% (stated rate) for the unsecured loan payable; and

d. 7.85% (one-month LIBOR at December 31, 2006 plus 2.50%) for the first lien revolving credit loan.

New Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115,” which permits an entity to choose to measure certain financial instruments and other items at fair value at specified election dates. A company will report unrealized gains and losses in earnings on items for which the fair value option has been elected after adoption. The provisions of SFAS No. 159 are effective as of the beginning of the 2008 calendar year. We are currently evaluating the potential future impact of this standard on our financial condition, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that SFAS No. 157 will have on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates and changes in commodity prices. Our exposure to interest rate risk relates to $440.3 million in outstanding debt at December 31, 2006 owed to banks based on variable rates. Under the terms of the notes governing these borrowings, interest is payable at our option at 2.5% to 8.0% over LIBOR, or 1.5% to 7.0% over the base rate (prime). The weighted average effective interest rate during 2006 for these borrowings was 9.8%. Should interest rates increase by one percentage point on our variable rate loans outstanding at December 31, 2006, our estimated annual interest expense would increase by approximately $1.9 million over amounts reported for the year ended December 31, 2006.

We also own certain money market funds that are sensitive to market risks. The money market fund balance is used to preserve our capital until it is required to fund operating, investing or financing activities. None of the money market fund balance is held for trading purposes.

There were no material changes from the above as of March 31, 2007 regarding our market risk.

Interest Rate Swap Agreements

We enter into interest rate swap agreements to limit our exposure to interest rate fluctuations on our variable rate long-term debt. The interest rate swap agreements are contracts to exchange variable rate interest payments for fixed interest payments over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The differential paid or received on interest rate swap agreements is recognized in interest expense in the consolidated statements of operations. The related accrued receivable is included in other assets.

We entered into interest rate swap agreements for our First and Second Lien Term Notes, or the Term Notes, with Wachovia Bank, National Association on September 28, 2005 and JPMorgan Chase Bank, N.A. on October 6, 2005. We have designated these derivative financial instruments as cash flow hedges (i.e., the interest rate swap agreements hedge the exposure to variability in expected future cash flows that is attributable to a particular risk). The total notional amount of the hedging instruments is $250 million or 58.1% of the $430 million Term Notes outstanding at October 1, 2005; $200 million and $50 million of the notional amount was syndicated to Wachovia and JPMorgan Chase, respectively. The effect of these agreements related to all of the notional amount is to pay fixed, scheduled rates increasing quarterly from 4.14% to 4.8405% through September 30, 2010. The fair value of the interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the counter parties. At March 31, 2007, the fair value of our interest rate swap agreements was assets of $0.9 million which is included in other noncurrent assets in the condensed consolidated balance sheets of CCSM included elsewhere in this prospectus. At December 31, 2006 and 2005, the fair value of our interest rate swap agreements was assets of $2.2 million and $0.6 million, respectively, which is included in other noncurrent assets in the consolidated balance sheets of CCSM included elsewhere in the this prospectus.

INDUSTRY

Chronic Care Market

According to a Johns Hopkins University Study, nearly one-half of Americans are estimated to be living with at least one chronic condition such as diabetes, urological and ostomy-related disorders, chronic wounds, incontinence, respiratory conditions and other illnesses, and approximately one in four Americans lives with two or more of these conditions. These diseases disproportionately affect those individuals aged 65 and over, or seniors, with an estimated 87% of seniors suffering from at least one chronic condition. The U.S. Census projects the number of seniors in the United States to increase from approximately 36.7 million in 2005 to 40.2 million in 2010 and to double between 2000 and 2030. According to a Johns Hopkins University study, approximately 83% of the U.S. healthcare costs are expended on people with at least one chronic condition.

Diabetes is among the most common chronic conditions in the United States and accounts for an estimated 10% of direct and indirect healthcare costs. The American Diabetes Association, or ADA, estimated the total direct and indirect costs of diabetes to be approximately $132 billion in 2002. This includes approximately $17.5 billion of outpatient medication and supplies costs, including $10.5 billion for medication and oral agents, and $7.0 billion for insulin and delivery supplies.

Diabetes Market

Diabetes is the fifth leading cause of death by disease in the United States. Diabetes is a disease that prevents the body from properly producing or using insulin, the hormone that regulates sugar in the bloodstream. The Centers for Disease Control and Prevention, or CDC, estimates 20.8 million people in the United States had diabetes as of 2005, representing approximately 7% of the U.S. population. Of this population, based on CDC estimates, only 14.6 million people had been diagnosed, implying that almost 30% of this population remains undiagnosed.

There are two main types of diabetes. Type I diabetes, which typically occurs earlier in life, develops when the body’s immune system destroys pancreatic beta cells, the only cells in the body capable of producing insulin. Type I diabetics are unable to regulate their blood glucose naturally and require daily insulin injections or continuous insulin infusion pump therapy. According to the CDC, approximately 5% to 10% of the diagnosed diabetic population in the United States have Type I diabetes, resulting in approximately 730,000 to 1.5 million individuals in the United States with Type I diabetes. Type II diabetes typically occurs later in life and is more common, accounting for over 90% to 95% of all cases of diabetes diagnosed in the United States, or approximately 13.1 million to 13.9 million people in the United States. All individuals with Type I diabetes and 40% to 45% of individuals with Type II diabetes are insulin dependent. The remainder can control their blood glucose levels through regulatory monitoring, following a careful diet and exercise program, losing excess weight and taking oral medication.

According to Frost & Sullivan, a healthcare industry research firm, the number of individuals diagnosed with diabetes in the United States is expected to grow 5.1% annually between 2005 to 2012. The primary historical and projected drivers of this growth in the diabetic population include: (i) an aging population base; (ii) an increasing incidence of obesity, poor dietary habits and sedentary lifestyles; (iii) earlier onset of the disease; and (iv) a higher percentage of ethnic minorities in the population who are considered higher-risk candidates for developing the disease.

Patients with diabetes have an increased risk of developing additional serious and high cost comorbid health conditions. The following table identifies these comorbid conditions and their prevalence among diabetics.

Comorbidity	Diabetes Impact

Heart Disease and Stroke	Leading cause of diabetes-related deaths (approximately 65%)
High Blood Pressure	Approximately 73% of adults have blood pressure above normal parameters
Glaucoma / Blindness	Leading cause of new cases of blindness among adults between 20 and 74 years of age
Kidney Disease	Leading cause of end-stage renal disease, accounting for 44% of all new cases in 2002
Nervous System Disease	Approximately 60% to 70% of people with diabetes have mild-to-severe forms of nervous system damage

The treatment cost of comorbid health conditions related to diabetes was approximately $24.6 billion in the United States in 2002, according to the ADA. Studies have shown that regular blood glucose testing and insulin injections are critical to diabetic care regimen and significantly reduce the risk of comorbidity complications. Consequently, many disease management programs focus on identifying undiagnosed diabetic patients and intensive management of diabetic supply programs.

As the population of diabetic patients in the United States has steadily grown in recent years, political awareness and societal attention to the disease has also grown. In July 1998, legislation was enacted requiring Medicare to begin covering blood glucose monitors and test strips for beneficiaries with Type II diabetes. These guidelines nearly tripled the number of Medicare patients eligible to receive reimbursement for diabetic supplies. In 2001, Medicare extended reimbursement to cover insulin pump therapy for Type I diabetics. Beginning in January 2006, Medicare further extended coverage of insulin and other diabetic products under Medicare Part D.

Treatment of Diabetes

Regular monitoring of blood glucose levels is the cornerstone of the care regimen in treating diabetes. The U.S. Diabetes Control and Complications Trial, published in 1993, and the United Kingdom Diabetes Prospective Study, published in 1998, are two landmark studies that showed more intensive therapy, in which increased glucose testing was a key part, led to fewer diabetic comorbidities. Traditional blood glucose monitoring involves the use of a portable handheld meter that measures the amount of glucose present in a patient’s blood sample. The patient’s blood sample is typically obtained from a lancet device, which makes a tiny incision, or prick, typically in a patient’s finger. A glucose test strip is then swabbed over the blood droplet that forms and is inserted into the blood glucose meter for analysis. Recent advances in technology have led to the development of less-invasive blood glucose monitoring systems capable of delivering accurate readings more quickly, from much smaller blood sample sizes. As a result of the reduced discomfort from these newer technologies, we believe patients will likely test more often. Nonetheless, the CDC estimates that approximately 40% of diabetic patients are non-compliant in monitoring their blood glucose levels, which can have an adverse effect on the health of this population due to improper blood glucose levels and the associated physiological impact.

Prescribed for certain Type I diabetic patients, an insulin infusion pump allows for better control of a patient’s blood glucose levels by delivering insulin through a small catheter usually inserted into a patient’s abdominal wall. Pumps are programmed to continuously deliver different quantities of insulin throughout the day based on a patient’s individual needs, including larger doses at meal-time. Over the last few years, pump therapy has become an attractive treatment option that should continue to gain acceptance as more patients and physicians become aware of its benefits. The number of diabetics in the United States using insulin pumps grew from fewer than approximately 50,000 in 1998 to approximately 270,000 in 2006, and we estimate there are over one million diabetics in the United States who would benefit from a switch to insulin pump-based therapy. These patients require insulin pumps and associated supplies in addition to utilizing customary blood glucose meters and test strips. While a typical Type II patient might test their blood glucose level three times per day, we estimate pump patients test an average of five times per day. Industry analysts estimate the market for insulin pumps and related disposable products was approximately $610 million in 2006 in the United States and is expected to grow to approximately $725 million in 2008. We believe insulin pump patients are more compliant with medical supply management programs, due to the severity of their condition and the immediate impact of noncompliance.

Mail-Order Distribution Channel for Chronic Care Supplies

Historically, individuals diagnosed with chronic conditions have had to purchase the supplies required to manage their illness predominantly from retail pharmacies. These patients have had to visit the pharmacy, pay a retail price for their supplies, and complete the forms required to obtain reimbursement from a government, employer or third-party sponsored managed care plan, a process which is lengthy, complex and imposes a financial burden on individuals. Personal privacy, logistical and transportation concerns often impact compliance rates among diabetics that purchase supplies from retail pharmacies. The mail-order channel is designed specifically to address these issues.

As a result, the growth of chronic care supplies being distributed via mail-order has significantly outpaced the growth of retail pharmacies. For example, in 2004, the number of prescriptions filled by mail-order increased over 13% from the previous year, compared to only a 1% increase in the number of prescriptions filled by traditional retail pharmacies. For example, the share of diabetic test strips distributed through the mail is estimated to have increased from approximately 28% in 2001 to approximately 33% in 2006. The Department of Health and Human Services estimates that 60% of Medicare expenditures for diabetic supplies are for items furnished by mail-order suppliers.

The mail-order chronic care supply management sector is highly fragmented with several hundred participants. We believe that the majority of mail-order market participants are locally or regionally focused, service less than 10,000 active patients and use manual, paper-based or off-the-shelf information systems. Beyond this patient volume level, larger infrastructure is required to effectively service patients, deal with reimbursement and regulatory issues, continue to cost-effectively acquire patients and profitably grow such a business.

Chronic Care Value Chain

Chronic care requires patients to manage their condition over prolonged periods of time, and often, over their lifetime. Most treatment regimens require the patient to continually monitor the status of their condition by regularly visiting their doctors and/or medical professionals. Patients are often dependent upon a continuous stream of medical supplies and pharmaceutical products. While these medical supplies and pharmaceutical products are typically prescribed by a physician, the patient is left with making the actual purchasing decision.

The prescribed supplies and products can be costly and may require significant patient effort to obtain. Patients generally rely on public and private reimbursement through Medicare, Medicaid, managed care payors and other insurance companies to assist them in the payment for these treatments. The medical supplies and pharmaceutical products that patients require may be manufactured by one or multiple manufacturers (such as pharmaceutical or medical device companies) and sourced through one or multiple vendors (such as retail pharmacies, direct-to-consumer distributors, healthcare product distributors, pharmacy benefit managers, and prescription drug plans with in-house pharmacies). Not all vendors carry products from all manufacturers or all of the products offered by particular manufacturers, and not all manufacturers, products or vendors are eligible for reimbursement by a patient’s payor. As a result, patients may spend significant effort in trying to obtain the prescribed supplies and products from multiple sources, or decide to substitute specific supplies or products with items they believe to be similar.

Because the patient is typically making the decision regarding the purchase, the chronic care industry focuses on influencing patients’ behavior directly and indirectly influencing managed care payors, medical supplies and pharmaceutical manufacturers, retail and distribution outlets and healthcare professionals, such as physicians, nurses and disease educators.

These different participants across the chronic care value chain depend upon one another for their continued success in managing the patient’s chronic condition and influencing patients’ behavior. For instance, managed care payors can influence patient decision-making based on the treatments the payors choose to reimburse. Manufacturers will look to influence what the payors choose to reimburse and at what levels through direct interaction with the payor and through marketing their products directly to the patient, to vendors, or physicians. Vendors consistently work to influence physicians so that these physicians will prescribe products that the vendor carries and recommend certain vendors to patients. In addition, vendors will try to influence manufacturers and payors in order to receive favorable business terms. Taken together, this interdependency among complementary chronic care participants drives the forging of critical relationships across the industry. These relationships help to bring ideas, supplies and products to the market and influence physician and patient behavior. Each participant looks to add value by introducing their particular strength or products or services to their respective customers. The more a participant can position itself with strong relationships across the full value chain, the more likely the participant is to be in a position to influence patient decisions and product purchases.

BUSINESS

General

We are a leading medical supply management company delivering products and value-added services to individuals living with select chronic medical conditions. We employ a differentiated marketing approach using a national field-based sales force that targets healthcare professionals who focus on chronic conditions to expand our extensive relationship-based network. Through this network, we drive referrals and sales in patient populations being treated for diabetes, urological and ostomy-related disorders, chronic wounds, incontinence, respiratory conditions and other chronic conditions. In an effort to promote improved patient compliance with physician prescribed protocols, our medical supply programs educate and counsel patients on disease states and complex clinical regimens, assume responsibility for the patients’ billing and collecting from government programs and third-party payors, and deliver products to patients’ homes through the mail. We leverage our proprietary operating and information systems to manage regulatory compliance, maximize operational efficiencies, and deliver high levels of patient service. Our primary product focus is on diabetes, a large and fast growing component of the chronic care market. Products we distribute in the diabetes market include blood glucose testing supplies, insulin pumps and related supplies, and prescription medications.

We believe our customized medical supply management programs add value to patients, healthcare professionals and payors. Patients benefit from the convenience and privacy of home delivery, our processing claims on their behalf, and their ability to defer out-of-pocket expenses. Healthcare professionals benefit from our assistance with improved patient compliance and our practice of filling prescriptions as written. We believe payors benefit from lower overall medical costs as patient complications and comorbidities decline due to increased compliance with treatment regimens. We estimate the patients we serve are on average three times more compliant to the physician-recommended care protocol than patients serviced by retail networks. Improved patient compliance benefits the patients we serve and business relationships as it can lead to improved medical outcomes and reduced medical costs.

We employ a highly targeted relationship-based marketing approach. Our dedicated field-based sales force regularly calls upon healthcare professionals, including endocrinologists, internists, general practitioners, certified diabetic educators and nurse specialists. Our approach has enabled us to develop a large network of relationships which result in the potential for ongoing referrals, a lower patient acquisition cost, increased patient retention, and a recurring revenue stream. We also market our services to managed care companies to emphasize our ability to help reduce the overall cost of care.

We believe our strategy to target healthcare professionals is aligned with the goals of many of the leading manufacturers in the industry. As such, we have developed relationships with companies such as LifeScan, Inc., a Johnson & Johnson company, Medtronic MiniMed, Inc., Roche Diagnostics Corporation and Bayer Corporation. These relationships have led to coordinated marketing opportunities which have led to increased sales and an enhanced market position.

We believe that our platform, value-added services, and direct mail capabilities combined with our relationships with healthcare professionals, managed care organizations, and manufacturers positions us well to broadly capitalize on the opportunities across the large and growing chronic care market.

History

CCS Medical Holdings, Inc. began operations in September 2005 and acquired Chronic Care Solutions, Inc. and MPTC Holdings, Inc. Our history dates back to 1994, when the direct-to-consumer operations of DEGC Enterprises (U.S.), Inc., one of our predecessor entities, began. We and our predecessor entities have completed acquisitions and integrations of several entities, including Chronic Care Solutions, Inc., MPTC Holdings, Inc. and the entities listed below:

Chronic Care Solutions, Inc.		MPTC Holdings, Inc.

November 2004	Acquired KeyMed, Inc.	July 2004	Acquired Gericare Providers, Inc.

June 2004	Acquired the Pharmacy and Supplies Division of Matria Healthcare, Inc.	October 2003	Acquired Medical Holdings, Inc.

March 2004	Acquired Medical Express Depot, Inc.	June 2002	Acquired Express-Med, Inc.

February 2004	Acquired Secure Care Medical, Inc.	April 2001	Acquired assets of Health Script Pharmacy Services, Inc.

March 2002	Acquired DEGC Enterprises (U.S.), Inc.	October 1999	Acquired MedShip Direct, Inc.

As a part of our ongoing business development activities, we created a subsidiary to expand our product line offerings and patient base. This subsidiary operates under the name of Sanvita. In the quarter ended December 31, 2006, we acquired certain assets and assumed certain liabilities from the blood glucose monitoring division of Becton, Dickinson and Company which accelerated this business development initiative. We also secured the rights to be the exclusive distributor of a new blood glucose monitoring system in the United States and Puerto Rico.

Market Opportunity

Large and Growing Chronic Care Market

According to a Johns Hopkins University study, nearly one-half of Americans are living with at least one chronic condition such as diabetes, urological and ostomy-related disorders, chronic wounds, incontinence, respiratory conditions and other illnesses. Approximately one in four Americans lives with two or more of these conditions. These diseases disproportionately affect seniors, with approximately 87% suffering from at least one chronic condition. The U.S. Census projects the number of seniors in the United States to increase from approximately 36.7 million in 2005 to 40.2 million in 2010 and to double between 2000 and 2030. According to a Johns Hopkins University study, approximately 83% of U.S. healthcare costs are expended on people with at least one chronic condition. With the population of seniors expected to double between 2000 and 2030 and the expected increase in healthcare expenditures as a result of rising costs, longer life expectancies, and new technologies, we believe the need for chronic care medical supply management will continue to grow.

Diabetes Market Growing at Epidemic Levels

Diabetes is among the most common chronic conditions in the United States and accounts for an estimated 10% of direct and indirect healthcare costs. The ADA estimated the total direct and indirect costs of diabetes in 2002 at approximately $132 billion. This includes approximately $17.5 billion of outpatient medication and supplies, including $10.5 billion for medication and oral agents, and $7.0 billion for insulin and delivery supplies. According to Frost & Sullivan, the number of individuals diagnosed with diabetes in the United States is expected to grow 5.1% annually between 2005 to 2012, making it one of the most rapidly growing chronic conditions. From 2002 to 2006, the average incidence of diabetes in the United States was estimated to be 1.4 million individuals.

Growth in Mail-Order Fulfillment

The growth in mail-order distribution of pharmaceutical products has significantly outpaced the growth of retail pharmacies. The mail-order model lends itself particularly well to the distribution of healthcare products used by patients on a recurring basis over an extended period of time who may require special training, education or compliance monitoring. Mail-order pharmacies differentiate themselves from traditional retail pharmacies through management of the entire documentation and claims filing process on behalf of their patients. In addition, mail-order home delivery is attractive to many chronic patients given that it typically affords them greater privacy than the retail pharmacy setting. For example, the share of diabetic test strips distributed through the mail is estimated to have increased from approximately 28% in 2001 to approximately 33% in 2006. The Department of Health and Human Services estimates that 60% of Medicare expenditures for diabetic supplies are for items furnished by mail-order suppliers.

Competitive Strengths

Nationwide Sales Force Focused on Healthcare Professionals

We employ a differentiated sales and marketing approach relative to our competitors using a field-based sales force that is primarily targets healthcare professionals who focus on chronic conditions. As of March 31, 2007, we employed approximately 200 sales professionals nationwide. These sales professionals call on primary care physicians, hospitals, internal medicine clinics and specialists, endocrinologists and certified diabetes educators, as well as chronic care product manufacturing representatives. Our sales professionals periodically meet in person with these healthcare professionals and explain in depth our products, distribution capabilities and medical supply management process, highlighting what we believe to be the benefits of our services and products for the patient and physician. In these discussions, our sales professionals educate the healthcare professionals on our ability to manage patient compliance, which can lead to improved medical outcomes and reduced medical costs, and our “fill as prescribed” policy. In addition, our sales professionals highlight the benefits of our integrated information systems in reducing paperwork for the patients we serve and their physicians and provide written educational materials for physicians to distribute to their patients regarding the management of chronic medical conditions. We believe that this detailed and focused approach educates the healthcare professionals on the benefits and value that our customers may receive from our services, and encourages healthcare professionals to recommend us to their patients, thereby leading to increased patient confidence in our services, recurring patient referrals, improved patient retention and reduced patient acquisition costs.

Comprehensive Medical Supply and Service Offerings

We offer the patients we serve a comprehensive, single-source solution for medical supplies, prescriptions and chronic care management services. We routinely interact with the patients we serve by proactively managing their supply needs, such as scheduling reminders to reorder products to ensure compliance with their prescription regimens, and by providing responsive patient service. Through our customized medical supply programs, we provide education on disease states and counseling services on complex clinical regimens, and assume responsibility for the patients’ billing and collecting from government programs and third-party payors, all in an effort to promote improved patient compliance. By delivering medical supplies and pharmaceuticals directly to patients’ homes through the mail and by accepting responsibility for the billing of their medical claims, we significantly reduce the logistical, financial and clinical challenges associated with managing a chronic condition.

Proprietary Technology Platform and Operating Systems

We utilize proprietary information technologies and a custom designed operating system that we believe differentiates us from our competitors and provides a scalable platform for future growth. We manage our operations through an internally developed Oracle-based Patient Information Management System, or PIMS. PIMS increases our administrative efficiency and reduces our organizational costs by allowing us to capture more accurate patient information, facilitate easier enrollment of patients, process claims more effectively, manage compliance with regulatory requirements, and manage inventories and the distribution of supplies to the patients we serve. Our paperless system is designed to be Health Insurance Portability and Accountability Act, or HIPAA, compliant and integrates our clinical and financial operations, including patient information, regulatory compliance, assignment of medical benefits, billing, pharmacy, shipping, perpetual inventory management, accounts receivable and cash collections, marketing and quality control. We believe PIMS has the flexibility and capacity to support enrollment of a substantial number of additional new patients with minimal capital expenditures. We believe that PIMS provides us with a competitive advantage and enables us to deliver higher levels of patient satisfaction relative to our competitors.

Central Position in the Chronic Care Value Chain

We believe our sales force, product and service offerings, and technology platform, allow us to occupy an influential position with patients, healthcare professionals and other industry participants. By developing these relationships, and leveraging our central position, we believe we can influence patient behavior. We believe healthcare professionals are more likely to refer us patients because we consistently provide the healthcare professional with information regarding manufacturer developments and payor reimbursement practices as well as educational materials for their patients. In addition, we believe manufacturers and payors seek to develop relationships with us because we have the ability to influence prescribing trends with the healthcare professionals.

We have a large dedicated sales force consisting, as of March 31, 2007, of approximately 200 sales professionals focused on healthcare professionals and chronic care medical supply management services. We believe our central position in delivering products and services, our reputation, size, scale and direct relationships with healthcare professionals provide us with a competitive advantage. As such, we believe we are an attractive partner for leading product vendors, as we provide rapid and cost-effective access to a significant portion of the healthcare professionals in the highly fragmented and geographically diverse portions of the chronic care market that we serve. We believe that our services add value in the chronic care value chain, which has led to our achieving a critical position in that chain, thereby creating barriers to entry for our competitors.

Experienced Management Team

We are led by Joseph H. Capper, our Chief Executive Officer, who was previously the Director of Sales at Bayer Corporation’s Diagnostics Division. As our Chief Executive Officer, Mr. Capper has led the integration of Chronic Care Solutions, Inc. and MPTC Holdings, Inc. Mr. Capper leads an experienced management team with substantial healthcare distribution, manufacturing and service experience. Our Chief Financial Officer, Stephen M. Saft, was previously the Chief Financial Officer at Priority Healthcare, a Nasdaq listed company, which experienced growth in sales from approximately $800 million to over $2 billion while Mr. Saft was there. Mr. Saft also eventually led the management team responsible for the sale of Priority Healthcare to Express Scripts, creating one of the largest specialty pharmaceutical dispensing and distribution companies in the United States. Our executive management team has, on average, 14 years of experience in the industry. Throughout our company history, management has led us through successful acquisitions and successfully integrated these entities into our product and service platforms, thus driving growth within the markets we serve.

Our Growth Strategy

Our objective is to become the leading medical supply management company serving patients that are living with one or more chronic conditions and increase our revenue and profitability at a rate faster than the market average. In furtherance of this objective, we have adopted a diversified growth plan, highlighted by the following strategic elements:

Strengthen our Professional Referral Network by Increasing the Size and Effectiveness of our Sales Force

We utilize our nationwide field-based sales force to target healthcare professionals who focus on chronic conditions in order to encourage them to recommend our service to their patients. As of March 31, 2007, our field-based sales force consisted of approximately 200 representatives providing coverage to 48 states. In order to gain greater penetration and build relationships within our selected healthcare professional market segments, we plan to hire additional sales personnel on an ongoing basis. With expanded sales reach and call frequency, combined with our successful track record of service, we expect continued referral growth both from securing new healthcare professionals as referral sources and from receiving additional referrals from healthcare professionals already recommending our services. We also expect to implement several initiatives aimed at improving the effectiveness of our sales force, specifically in the areas of recruiting/selection, patient targeting, territory mapping and routing, contact and sales cycle management, training and certification, key messaging and marketing support. We believe the marginal costs for adding and supporting more sales personnel are out weighed by the incremental referral business this may produce. We believe our field-based sales model would require significant investment of capital and management time by our competitors to replicate, results in lower patient acquisition costs and provides us with a competitive advantage.

Increase our Patient Base by Expanding our Managed Care Relationships

We currently have relationships with approximately 500 managed care organizations and employ a specialized sales team to compete for new contracts which could offer us access to a greater number of patients. Managed care organizations often institute product and service buying restrictions for their plan members in an effort to manage costs. While we can, in certain cases, offer savings on product costs, our primary proposition in the managed care market is one of long-term cost containment. We proactively manage each patient’s medical supply needs, provide product and disease-specific education, and other value-added services such as privacy, convenience and patient compliance management, therefore we believe the patients we serve are more likely to comply with the physician-recommended care protocol. Greater patient compliance may delay the onset of common comorbid health conditions (retinopathy, neuropathy, nephropathy, and cardiovascular disease in the case of diabetes), which are expensive to manage. For new managed care plans, our objective is to contract as an authorized, or preferred, provider and execute a series of marketing initiatives, such as call campaigns, mailings and educational seminars, designed to attract additional patients as customers. Given our patient compliance management, operating scale, patient service and support infrastructure, information technology systems and direct sales capabilities, we believe we are well positioned to expand and strengthen our managed care relationships and gain access to additional patient populations as a result.

Leverage and Expand our Position within the Chronic Care Value Chain

We believe that our relationships with customers, healthcare professionals, manufacturers and payors position us favorably in the chronic care value chain. We believe that we have built a sales, marketing and patient service infrastructure that differentiates us from our competitors. We have developed relationships with, and we believe we are often viewed as the supplier of choice for select coordinated marketing arrangements with, many of the leading medical product manufacturers, including Roche Diagnostics, LifeScan, Bayer and Medtronic MiniMed. We believe these relationships provide us with a competitive advantage on which we intend to capitalize by consistently aiming to be among the first suppliers to bring new and innovative products to the marketplace. By leveraging our relationships with physicians, patients, manufacturers and payors, we believe we can gain preferred access to opportunities which will allow us to expand our product base and compete more effectively for new patients. Where appropriate, we intend to leverage our sales and marketing position to commercialize (which includes providing most, if not all, business functions except research and development and manufacturing) new products. Our Sanvita division, in which we have recently contracted for exclusive U.S. rights to commercialize a branded blood glucose monitoring system, is an example of how we have implemented this strategy.

Cross-Sell Additional Products and Services to Patients

We believe there is significant opportunity to provide additional products and services to patients we currently serve for their chronic care and other comorbid disease conditions. We intend to expand communication efforts to eligible patients as to the availability of the other products we offer and to cross-sell when clinically appropriate in the view of the patients’ prescribing physician. The Medicare Part D prescription drug program for seniors is an example of such an opportunity. We are expanding the capabilities and resources within our mail-order pharmacy in order to accommodate this growth initiative. Additionally, we have recently commenced an initiative to offer medically necessary wound care supplies to our diabetes patient base.

Expand Chronic Disease States Served and Pursue Strategic Acquisitions

We intend to pursue acquisitions that will enable us to accelerate the implementation of our strategic plan and to grow the number of patients we serve. If successful, attractive acquisitions would expand the products and services we currently offer and provide a vehicle to enter new aspects of the chronic care market. We evaluate acquisitions that diversify or complement our product offering, payor mix and referral sources. Based on our management team’s experience with merging diverse operations, systems and cultures, we believe we can efficiently integrate new operations, disease states, products and services into our current business platform. In addition, we will seek to leverage our operating and financial capabilities to provide clinically appropriate supplies, services and prescription pharmaceuticals to patients in chronic care therapeutic areas we do not currently target.

Operations

Information Systems

We manage our business through PIMS, our customized, highly scalable, Oracle-based and proprietary information systems. We believe PIMS is one of the most advanced technology platforms in the industry and a critical driver of our ability to successfully leverage our business through scale.

This paperless system is designed to be HIPAA compliant and integrates all aspects of our clinical and financial operations, including patient information, regulatory compliance, assignment of medical benefits, billing, pharmacy, shipping, perpetual inventory, accounts receivables and cash collections, marketing, and quality control.

PIMS helps drive regulatory compliance by allowing patient workflow progress only after all necessary compliance steps have been completed. PIMS has been designed to be user-friendly with an intuitive interface that enables employees to quickly gain proficiency in their areas of responsibility. The system captures thousands of data points throughout our business, which we query to generate reports and analyze and manage all aspects of the business, including compliance with regulatory documentation requirements. We believe that PIMS provides us with a competitive advantage and enables us to deliver higher levels of efficiency relative to our competitors.

Medical Supply Management Process

The patient enrollment and support process involves four distinct processes that deliver a patient-focused service to customers. The key areas include enrollment, patient support, shipping, and billing.

New Patient Enrollment

A majority of the patients we serve enroll in our program by completing forms obtained from their physician or after being contacted by us at the request of their physician or their managed care organization. Typically, new patients are enrolled by one of our patient enrollment representatives, who begin the process by qualifying the patient for the program. The patient enrollment representative explains in detail how our program works and provides information on the other services we provide. Based on patient needs, insurance coverage and any instructions from the healthcare professional, the patient enrollment representative will guide the patient to the most appropriate choice of products. This education phase of the enrollment process is crucial to furthering patients’ understanding of their condition, as well as the importance of their compliance to the prescribed testing and monitoring regimen.

A critical step in the set-up process is to establish the patient’s regular order and shipping schedule. Patients are set up with customized shipping schedules based on their medical needs and the specifications of their insurance plan. Once configured, PIMS will automatically generate reorder cards and/or cue patient service representatives to contact the patient by phone for authorization prior to each regularly scheduled order. Every new patient configuration is reviewed by our billing approval team.

Patient Support

After enrollment, ongoing management of the patient is typically handled by specialized representatives. These specialized representatives are organized into various teams in order to: handle inbound calls from patients; conduct outbound call campaigns for patient reorders; collect required documentation from physicians (certificate of medical necessity for Medicare patients); process reorder cards when applicable; and provide product and disease education. Many of these representatives’ tasks are documentation intensive. All documents are bar-coded and scanned into PIMS. This allows all new patient enrollment and patient support representatives to have electronic access to all information needed to quickly and efficiently service patients.

Shipping

To service our patient base, we operate six distribution centers that currently ship a total of over 150,000 packages each month. Shipping volume can be allocated between centers to maximize throughput, meet deadlines, or take advantage of geographic variances in shipping rates. These centers use a real-time, perpetual inventory module in PIMS to manage inventory levels, based on anticipated shipping schedules. Every patient is preconfigured with a customized shipping schedule, and our shipping department utilizes this information to anticipate inventory needs in advance. This allows us to rapidly turn our inventory and minimize excess supply levels. With our current infrastructure, we believe we can significantly increase our shipping throughput without significant capital expenditures to accommodate future growth.

We believe each of our distribution centers, four of which contain full service pharmacies, is adequately staffed to meet our current needs. Using a complex set of rule-based decision trees, PIMS automatically determines which products are required to be dispensed by a pharmacy. We maintain an extensive system to monitor pharmacy dispensing requirements in all 50 states. We generally ship our products via U.S. Postal Priority Mail and United Parcel Service, which allow us to track and verify patient shipment status automatically.

Billing and Collection

Our billing and collection systems have the flexibility to address the needs of several payor types, from cash purchases by private patients to commercial and Medicare billing. Additionally, the systems and processes are designed to adhere to Medicare and commercial insurance documentation and approval standards in order to manage compliance and maximize efficiency.

We believe that a key part of our value-added service proposition is the handling of the medical claims process for the patient. To this end, we have a dedicated staff of collection representatives that obtains necessary information from healthcare professionals and efficiently processes medical claims on behalf of patients. We assume responsibility for the patients’ billing and collecting from government programs and third-party payors which substantially simplifies the claims submission process. Except for required co-pay or annual deductible amounts, patients are not required to make any upfront payments. We have developed the necessary infrastructure to efficiently process medical claims with over 4,500 payors, including Medicare, state Medicaid programs and private insurance plans. We believe patients benefit from timely home delivery of their prescribed medical products, from not having to navigate a complex reimbursement process, and limited, if any, out-of-pocket expenses.

We have automated our claims generation process through PIMS, which reviews every shipment and determines how to submit the appropriate claim. PIMS applies a complex set of business and payor rules that are unique to each insurance plan in order to create a claim. The same process also verifies that the proper documentation has been received and accepted. Proper completion of initial administrative activities can reduce the likelihood of problems associated with submitting or receiving reimbursement for future claims.

We submit direct electronic claims whenever possible and do not use any third parties to process our electronic claims. In addition, our in-house claims professionals work with any payor capable of receiving electronic claims. By maintaining this ability in-house, we believe we can create any customization needed by a particular insurance plan. The pharmacy system is integrated into PIMS so claims that must be adjudicated at the time of shipment (similar to credit card transactions) are processed at the point a prescription is filled. PIMS connects directly to all of the online processors and easily handles numerous transactions from our pharmacies each day.

Sales and Marketing

Field Sales Team

We believe our sales and marketing approach differentiates us from our competitors. While most mail-order companies in the industry use direct-to-consumer marketing, such as direct mail and TV advertising, we market our products through a nationwide field-based sales force focused on healthcare professionals, primarily physicians and certified diabetic educators and managed care accounts for new patient referrals. In marketing to healthcare professionals, members of our sales force emphasize the benefits of home delivery and utilizing one supplier for a variety of chronic conditions, our “fill as prescribed” policy, and the services we provide. We believe healthcare professionals are assured their patients will receive top quality products from trusted manufacturers and up-to-date education regarding their disease and therapy when their patients are enrolled as our customers.

By targeting healthcare professionals, we believe we build relationships with the key influencing agents for patient-related purchasing decisions while reducing the potential for patient attrition given the credibility of the referral source. Additionally, our emphasis on healthcare professionals allows members of our sales force to interact on a meaningful and consistent basis with this referral source. We believe this interaction drives greater affinity to the products we distribute and the services we provide.

Our field-based sales model focuses on healthcare professionals who focus on chronic conditions, and other healthcare professionals. For example, our sales professionals in the diabetes market focus on approximately 20,000 physicians and 8,000 certified diabetic educators. We believe this is a more effective and cost efficient means of patient procurement than a costly media-based direct-to-consumer sales and marketing approach. We believe that our patient acquisition cost is considerably lower than that of a direct-to-consumer approach.

We launched our field-based sales force in 2003 with a mandate to develop and maintain referral relationships with physicians, educators, and other healthcare professionals. As of March 31, 2007, our national field sales force included approximately 200 professionals providing coverage to 48 states, making it the largest sales force among mail-order companies serving diabetic patients.

The states we cover are divided into a number of territories covered by our account executives which have been targeted based upon data relevant to the segment of the chronic care market they serve. For example, account executive territories in the diabetes market have been established using diabetes incidence data and information on leading physician prescribers of blood glucose monitors and test strips. Each such territory has at least 225,000 people with diabetes. Additionally, doctors with active patients in PIMS (over 85,000) and certified diabetic educators registered with the American Association of Diabetic Educators (over 8,000) are loaded into each account executive’s database to allow for territory management and call planning.

Managed Care Sales Team

We have a managed care sales team that targets a variety of managed care organizations. We believe these organizations are placing increased emphasis on disease management and compliance in order to improve patient outcomes and reduce costs. We enter into contracts to provide mail-order fulfillment of products and select disease management services to covered patient populations at set reimbursement rates. Once contracted, we are proactive in working with managed care organizations to develop effective marketing approaches to encourage patients to take advantage of our programs.

We believe that managed care organizations and their customers benefit in several ways from our services. These benefits include a lower cost of supplies, convenience of home delivery, and access to compliance monitoring systems that ensure consistency of treatment and patient testing. The benefits serve to improve patient outcomes as the disease management discipline is enabled by our technology-driven processes.

Customers

As of March 31, 2007, we served approximately 399,000 active customers through 17,000 referring healthcare professionals. We track customers by the primary referral source, by payor source and by primary diagnosis.

No single healthcare professional, national payor account, benefit manager or other referral source accounted for more than 5% of our patient referrals for the year ended December 31, 2006 or the three months ended March 31, 2007. Our patient base includes diabetics, respiratory patients, pump and pump supply patients, urology and ostomy patients, incontinence patients, and wound care patients. We have experienced a low patient turnover rate of approximately 2% per month since October 2005.

Payors and Reimbursement

Our payor mix consists primarily of government-sponsored health plans. As a percentage of our revenue for 2006, Medicare comprised 51.5%; Medicaid comprised 7.1%; and commercial payors (self-insured corporations, pharmacy benefit management companies, managed care organizations and other health plans) comprised 32.0%.

Medicare is a federal program, administered by CMS, that provides health insurance benefits to U.S. citizens age 65 and over who are eligible for Social Security benefits. In 2006, Medicare enrollment included an estimated 43 million active beneficiaries. Of the 38 million active beneficiaries enrolled in 2001 whose sole coverage was

Medicare, 87% suffered from one or more chronic conditions. In July 1998, federal legislation was enacted requiring Medicare to begin covering blood glucose monitors and test strips for beneficiaries with Type II diabetes. These guidelines nearly tripled the number of Medicare patients eligible to receive reimbursement for diabetes supplies. Diabetic supplies are covered under Medicare Part B, which pays 80% of Medicare-approved amounts after proper paperwork has been obtained. The beneficiary is responsible for the remaining 20%, which is typically paid out-of-pocket or covered by supplemental insurance.

Under the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act, there are several new key features including the Medicare Advantage HMO program and a new prescription drug benefit for Medicare enrollees. With Medicare’s coverage available for tests to screen for the presence of diabetes, diabetics who were previously undiagnosed would be able to seek treatment and begin regular testing of their blood glucose.

Medicaid provides health insurance for low income families and people with disabilities. Eligibility for Medicaid is primarily means based, with beneficiaries having to fall below specific income thresholds and resource standards. Medicaid is the third largest source of health insurance in the United States behind employer sponsored health insurance and Medicare and provides coverage for more than 12% of the population. Medicaid is a state administered health insurance program that is jointly funded by each individual state and the federal government, with the government contributing 50% to 83% of the program cost based on the average per capita income of each state.

Commercial insurance includes managed care, health maintenance organizations, or HMOs, preferred provider organizations, or PPOs, private pay and indemnity plans. Payment rates may vary among various commercial insurance sources. We currently have relationships with approximately 500 managed care organizations. We believe our diverse payor base provides us with the ability to better absorb potential negative reimbursement changes in individual payor segments.

Products

We offer a comprehensive line of products targeted at the chronic care patient population. We have contracts with most major manufacturers of medical supplies and pharmaceutical products used by individuals living with the select chronic medical conditions we serve. Such supplies and products include test strips, insulin pumps and related supplies, ostomy supplies, wound care products and urological and incontinence products. We offer a wide range of products to patients in all 50 states, Washington, D.C. and Puerto Rico. We believe our patient support representatives are trained to offer products that most appropriately address the physicians’ orders and the patients’ needs. We offer diabetic patients a wide variety of products, including products manufactured by industry leaders such as LifeScan, Inc., Medtronic MiniMed, Inc., Roche Diagnostics Corporation and Bayer Corporation. We believe that the breadth of our product offering is a significant competitive advantage in serving healthcare professionals and managed care accounts. Diabetes related products, including diabetic supplies, insulin pumps and pump related supplies and pharmacy, comprise approximately 67% of net revenue for the year ended December 31, 2006 and for the three months ended March 31, 2007.

Product Sourcing

We currently distribute approximately 7,500 active products to the patients we serve. These products include medical supplies and pharmacy products. We typically enter short-term contracts with our suppliers which are generally structured such that the costs of products to us decreases at certain purchase volume thresholds. For the year ended December 31, 2006 and the three months ended March 31, 2007, approximately 57% and 59%, respectively, of our purchases were made from five major suppliers.

Direct-to-Consumer Products

Diabetic Supplies

Test Strips

We provide a comprehensive line of diabetic supplies that patients use to test and monitor their glucose levels. These disposable products include branded glucose monitoring devices, glucose test strips, lancets, lancing devices and many other ancillary products that diabetic patients use. These branded products are generally purchased from leading manufacturers, including LifeScan, Roche Diagnostics, Bayer Diagnostics and Abbott/TheraSense.

Insulin Pump and Pump Supplies

We provide substantially all of the products required by insulin pump patients to treat diabetes, including insulin pumps, disposable pump infusion sets, reservoirs and other accessories. These products are generally acquired from the leading insulin pump manufacturers including Medtronic MiniMed, Inc., Animas, Roche (Disetronic) and Smith Medical (Deltec).

Pharmacy Products

We operate a full service pharmacy. We provide pharmaceutical products that support diabetic patients’ clinical needs. Commonly prescribed drugs include diabetic medicines such as metformin, rosiglitazone and sulfonylurea.

Other Chronic Care Products and Supplies

Ostomy Supplies

Ostomy products include pouch systems that connect to the end of the bowel or ureter through a patient’s abdominal wall. Individual ostomy products include pouches, catheters, belts and other accessories including skin adhesive, adhesive remover, skin barrier wipes, tape and stoma.

Wound Care

We provide wound care supplies to individuals suffering from chronic wounds. In addition to supplying medicated bandages, dressings, and other wound care products, we provide off-loading devices, compression therapy products and other supplies.

Respiratory Products

We supply prescription respiratory products to patients suffering from chronic obstructive pulmonary disease, or COPD, and, to a lesser extent, patients with asthma, allergies, and other pulmonary disorders. Products include brochodilator nebulizer solutions, including albuterol and ipratropium, and supplies such as nebulizers, compressors, masks, and tubing.

Urological and Incontinence Products

These products include waste disposal bags, catheters, diapers, absorbent pads, and other supplies.

Sanvita

As a part of our ongoing business development activities, we created a subsidiary to expand our product line offerings and patient base. This subsidiary operates under the name of Sanvita. In the quarter ended December 31, 2006, we acquired certain assets and assumed certain liabilities from the blood glucose monitoring division of Becton, Dickinson and Company which accelerated this business development initiative. We also secured the rights to be the exclusive distributor of a new blood glucose monitoring system in the United States and Puerto Rico.

Distribution

To service our patient base, we utilize six distribution centers that currently ship a total of over 150,000 packages each month. Because we have multiple distribution centers, we believe we can easily allocate shipping volume for diabetic and pharmacy supplies between centers to maximize throughput, meet deadlines, or take advantage of geographic variances in shipping rates. These centers use a real-time, perpetual inventory module contained in PIMS to manage inventory levels based on anticipated shipping schedules. Because every patient is preconfigured with a customized shipping schedule, the shipping department utilizes this information to anticipate its inventory needs in advance. This allows us to rapidly turn our inventory and minimize excess supply levels. We believe we can significantly increase our shipping throughput without significant capital expenditures.

We believe each of our distribution centers, four of which contain full service pharmacies, is adequately staffed to meet our current needs. Using a complex set of rule-based decision trees, PIMS automatically determines which products are required to be dispensed by each pharmacy. Through PIMS we maintain an extensive system to monitor pharmacy dispensing requirements in all 50 states, Washington, D.C. and Puerto Rico. We typically ship our products via U.S. Postal Priority Mail and United Parcel Service, which allows us to track and verify patient shipment status automatically.

Competition

The markets in which we operate are highly competitive. A number of our competitors and potential competitors have substantially greater capital resources, purchasing power and marketing budgets, as well as more experience in distributing products.

Our competitors include retail pharmacies such as CVS Corporation, Rite Aid Corporation, and Walgreen Co.; direct-to-consumer distributors of medical supplies such as Polymedica Corp., Edgepark Surgical, and Byram Healthcare; healthcare product distributors such as Henry Schein Inc., PSS World Medical Inc., and Patterson Companies, Inc.; pharmacy benefit management companies such as Caremark Inc., Medco Health Solutions Inc., and Express Scripts, Inc. and prescription drug plans with in-house pharmacies.

We believe that we can continue to effectively compete in this industry based on the advantages of the mail-order channel in addressing the needs of chronic patients as well as our differentiated marketing approach of targeting the healthcare professional and forging relationships with the key influencing agents for patients in their choice of medical suppliers. We believe this marketing approach also lowers our patient acquisition costs relative to our competitors and increases patient retention.

Government Regulation

As a healthcare supplier, we are subject to extensive government regulation, including numerous laws, regulations, and administrative requirements governing coverage, reimbursement, drug distribution, sales and marketing practices, and fraud and abuse. The marketing, billing, documenting and other practices of healthcare companies are all subject to extensive government scrutiny. To ensure compliance with Medicare and other regulations, health insurance carriers and government agencies routinely conduct audits by requesting patient records and other documents to support claims for products shipped to patients. Promotional materials are routinely scrutinized by government regulators to determine whether claims are in compliance with laws and regulations, are on-label, and are not false or misleading. Violations of federal and state requirements can result in significant expenses to implement corrective actions, as well as regulatory, civil and severe criminal penalties and sanctions, including exclusion from Medicare and other government reimbursement programs.

Healthcare is an area of rapid regulatory change. Changes in the laws and regulations and new interpretations of existing laws and regulations may affect permissible activities, the relative costs associated with doing business, and reimbursement amounts paid by federal, state and other third-party payors. We cannot predict changes in federal, state and local regulations or legislation, including Medicare and Medicaid statutes and regulations, which could have a material adverse impact on us.

Third-Party Reimbursement

Our products are generally prescribed by physicians and are eligible for third-party reimbursement by private payors as well as government payors, including Medicare and Medicaid. We believe that third-party payors will continue to focus on measures to contain or reduce their costs through managed care and other methods. Medicare policies impact all third-party reimbursement because private payors often model their policies after the Medicare program’s coverage and reimbursement policies.

The majority of the products that we provide are reimbursable by Medicare, and are therefore subject to extensive regulation. Medicare is a federally funded program that provides health insurance coverage for qualified persons age 65 or older and for some disabled persons. The Medicare program currently consists of four parts: Medicare Part A, which covers, among other things, inpatient hospital, skilled nursing facility, home healthcare and certain other types of healthcare services; Medicare Part B, which covers physicians’ services, outpatient services, items and services provided by medical suppliers, and a limited number of specifically designated prescription drugs; Medicare Part C, which generally allows beneficiaries to enroll in managed care programs beyond the traditional Medicare fee for service program (known as Medicare Advantage plans); and Medicare Part D, established by the Medicare Modernization Act, which provides a new prescription drug benefit effective January 2006.

Medicare payments are sometimes lower than the payments of other third-party payors, such as traditional indemnity insurance companies. Medicare requires separate documentation of certain supplies which must be renewed or reobtained on a regular basis. For example, Medicare requires patient verification before shipment of diabetes supplies. Medicare also requires that a physician who orders Medicare covered items keep certain documentation in his/her files. If Medicare conducts an audit, it will disallow payment to us for items ordered by a physician who fails to properly document medical necessity in the physician records. We assume responsibility for the patients’ billing and collection from government programs and other third-party payors on behalf of our patients. We process claims, accept payments and assume the risks of delay or nonpayment. We also employ the administrative personnel necessary to transmit claims for product reimbursement directly to Medicare and private health insurance carriers. Medicare reimburses a majority of the government determined fee schedule amount for reimbursable supplies, and we bill the remaining balance either to third-party payors or directly to patients.

Healthcare reform legislation in the Medicare area has focused on containing healthcare spending. In December 2003, the Medicare Modernization Act was passed. This legislation provides for revisions to payment methodologies and other standards for durable medical equipment under the Medicare program, including a temporary freeze on reimbursable amounts for durable medical equipment from 2004 to 2008. Furthermore, in April 2007, CMS issued a final rule implementing a new competitive bidding program. Under the final rule, beginning in April 2008, suppliers must be successful bidders to furnish certain durable medical equipment and supplies to Medicare beneficiaries in 10 geographic areas. Payment will be based on winning bid amounts rather than the Medicare fee schedule for items subject to bidding. CMS included mail-order diabetes supplies, but not retail diabetes supplies or glucose monitors, in the first round of the competitive bidding program, along with nine other categories of equipment and supplies. Additional types of equipment may be included in subsequent rounds of competitive bidding when the program is set to be expanded in 2009. The competitive bidding process may reduce the number of suppliers providing certain products and services to Medicare beneficiaries and the amounts paid for such products and services within a given geographic area. In addition, CMS may use payment information from regions subject to competitive bidding to reduce Medicare reimbursement in regions not subject to competitive bidding in the future.

Inclusion of any of our products in Medicare competitive bidding or other Medicare reimbursement reductions could have a material adverse effect on our results of operations. We are evaluating the competitive bidding criteria in order to formulate our strategy. As of this time we intend to participate in the bidding process.

As mandated by the Medicare Modernization Act, in August 2006, CMS issued quality standards for suppliers, which are being applied by independent accredited organizations approved by CMS. All Medicare suppliers must be accredited. We are accredited by the Community Health Accreditation Program and have been since 2005. Compliance with these quality standards could impact our business operations and the costs associated with participation in the Medicare program. Moreover, as mandated by the Medicare Modernization Act, CMS issued a proposed rule to implement new clinical conditions for payment of durable medical equipment in August 2004. At this time, we cannot predict what clinical conditions will be adopted, the timing of such adoption or the impact on our business of the new standards or any new clinical conditions that are adopted.

In addition, in 2005, CMS published a final rule implementing its “inherent reasonableness” authority, which allows CMS, or a Medicare contractor, to make adjustments to payment amounts by up to 15% per year for certain products and services covered by Medicare when the existing payment amount is determined by CMS to be grossly excessive or grossly deficient. CMS could invoke its inherent reasonableness authority to reduce reimbursement levels for certain of our products, which could have a material adverse effect on our results of operations. A reduction in payments received from, or a loss of coverage under, Medicare could result in similar actions being taken by private payors, which could have a material adverse effect on our results of operations.

With regard to prescription drugs, the Medicare Modernization Act instituted an “average sales price,” or ASP, methodology for Medicare Part B drugs, under which the reimbursement rate is set at average sales price plus 6%, instead of being based on average wholesale price. Physicians also have the option of participating in a Part B drug competitive acquisition program, CAP, under which physicians bill the Medicare program only for drug administration and a CAP vendor bills Medicare for the actual drug and collects applicable beneficiary copayments. The Medicare Modernization Act also established a voluntary Medicare Part D outpatient prescription drug coverage program, under which Medicare beneficiaries could enroll in their choice of drug plans offered by private health insurers. The health plans participating in Part D must make available certain drugs on their formularies, and they privately negotiate reimbursement for Part D drugs with drug manufacturers. There can be no assurances that future changes to Medicare drug coverage or reimbursement policies will not adversely affect our results of operations.

The Office of Inspector General, or OIG, of the Department of Health and Human Services is authorized to exclude from the Medicare and Medicaid programs any entity that submits, or causes to be submitted, claims for items or services “substantially in excess” of that entity’s “usual” charges, unless good cause exists for such charges. Neither the statute nor the current regulations define the terms “substantially in excess” or “usual” charges. On June 18, 2007, the OIG published a notice withdrawing its 2003 proposed rule that would have defined those terms and would have clarified the “good cause” exception. The OIG concluded that it has insufficient information to establish a single, fixed numerical benchmark for “substantially in excess” that could be applied equitably across healthcare sectors and across items and services. The OIG stated that it would continue to evaluate billing patterns on a case-by-case basis and use all tools available to it, to address instances where Medicare or Medicaid are charged substantially more than other payors, without good cause. Even in the absence of regulations, the “substantially in excess” statutory provision could have the effect of limiting the circumstances in which suppliers can negotiate rates significantly below the Medicare fee schedules without the corresponding reduction in the supplier’s Medicare charges.

Fraud and Abuse

We are subject to various federal and state laws and regulations pertaining to healthcare fraud and abuse. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid, Veterans Administration health programs and TRICARE (the healthcare program for active duty military, retirees and their families managed by the Department of Defense). Because these laws and regulations are broad in scope and may change, we may be required to alter one or more of our practices to be in compliance with these laws. In addition, the occurrence of one or more violations of these laws or regulations, the challenge of our operations by a governmental authority under these laws or regulations or a change in the laws or regulations may have a material adverse effect on our financial condition and results of operations.

Anti-Kickback and Fraud Laws

Our operations are subject to federal and state anti-kickback laws. Certain provisions of the Social Security Act, commonly referred to as the Anti-Kickback Statute, prohibit persons from knowingly and willfully soliciting, receiving, offering or providing remuneration directly or indirectly to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, discounts, waiver of payments, and providing anything at less than its fair market value. The U.S. Department of Health and Human Services, HHS, has issued safe harbors that set forth certain provisions which, if fully met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. Although full compliance with these provisions ensures against prosecution under the Anti-Kickback Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. The penalties for violating the Anti-Kickback Statute include imprisonment for up to five years, fines of up to $25,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not only by the Medicare and Medicaid programs.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes effective as of August 1996: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing or attempting to execute a scheme or artifice to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. HIPAA applies to any healthcare benefit plan, not just to entities submitting claims to Medicare and Medicaid. Additionally, HIPAA granted expanded enforcement authority to HHS and the U.S. Department of Justice, or DOJ, and provided enhanced resources to support the activities and responsibilities of the HHS Office of Inspector General and DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to healthcare delivery and payment. In addition, HIPAA mandates the adoption of standards for the electronic exchange of health information, as described below in greater detail under “— Federal Privacy and Transaction Law and Regulations.”

False Claims Laws

Under separate statutes, submissions of claims for payment that are “not provided as claimed” may lead to civil monetary penalties, criminal fines and/or imprisonment, and/or exclusion from participation in Medicare, Medicaid and other federally funded state health programs. These false claims statutes include the federal False Claims Act, which prohibits knowingly filing a false claim or knowingly using false statements to obtain payment from the federal government. When an entity is determined to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals may share in any amounts paid by the entity to the government in fines or settlement. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action.

Compliance Department

Our Compliance Department works to ensure that we are compliant with applicable fraud and abuse laws and regulations and if violations occur, to promote early and accurate detection and prompt resolution. These objectives are achieved through education, monitoring, disciplinary action and other remedial measures we believe to be appropriate. Each employee receives a compliance manual that has been developed to communicate our code of conduct, standards of conduct and compliance policies and procedures, as well as policies for monitoring, reporting and responding to compliance issues. We provide all of our employees and our patients with a toll-free number in order to report any compliance or privacy concerns. The Compliance Department, along with the Legal Department, also works to ensure compliance with all federal, state and local laws and regulations applicable to our businesses, including licensing and certification requirements and requirements applicable to our businesses as federal healthcare program providers.

Governmental Audits

Because we participate in governmental programs as a supplier of medical devices, our operations are subject to periodic surveys and audits by governmental entities or contractors for compliance with Medicare and Medicaid standards and requirements. To maintain our billing privileges, we are required to comply with certain supplier standards, including licensure and documentation requirements for our claims submissions. From time to time in the ordinary course of business, we, like other healthcare companies, are audited by, or receive claims documentation requests from, governmental entities, which may identify certain deficiencies based on our alleged failure to comply with applicable supplier standards or other requirements. Medicare contractors and Medicaid agencies periodically conduct pre- and post-payment reviews and other audits of claims and are under increasing pressure to more closely scrutinize healthcare claims and supporting documentation. We have historically been subject to pre-payment and post-payment reviews as well as audits of claims and may experience such reviews and audits of claims in the future. We review and assess such audits or reports and attempt to take appropriate corrective action. We are also subject to surveys of our facilities for compliance with the supplier standards. The failure to effect corrective action to address identified deficiencies or to obtain, renew or maintain any of the required regulatory approvals, certifications or licenses could adversely affect our business, results of operations or financial condition and could result in our inability to offer our products and services to patients insured by the programs.

Federal Privacy and Transaction Law and Regulations

Other recent federal legislation has required major changes in the transmission and retention of health information. HIPAA mandates, among other things, the adoption of standards for the electronic exchange of health information that may require significant and costly changes to current practices. Sanctions for failure to comply with HIPAA include civil and criminal penalties. HHS has released three rules to date mandating the use of new standards with respect to certain healthcare transactions and health information. The first rule requires the use of uniform standards for common healthcare transactions, including healthcare claims information, plan eligibility, referral certification and authorization, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments, and coordination of benefits. The second rule released by HHS imposes standards relating to the privacy of individually identifiable health information. These standards require certain of our divisions to comply with rules governing the use and disclosure of protected health information and also to obtain satisfactory assurances through written business associate agreements that any business associate to whom such information is disclosed will safeguard the information. The third rule released by HHS establishes minimum standards for the security of electronic health information.

The Food, Drug and Cosmetic Act, Prescription Drug Marketing Act of 1987, Safe Medical Devices Act of 1990, Controlled Substances Act and Various State Regulations

Our business is subject to regulation under the Federal Food, Drug and Cosmetic Act, the Prescription Drug Marketing Act of 1987, the Safe Medical Devices Act of 1990, and state laws applicable to the manufacture, importation and distribution of medical devices and over-the-counter pharmaceutical products, as well as the distribution of prescription pharmaceutical products. In addition, we are subject to regulations issued by the U.S. Food and Drug Administration, or FDA, the Drug Enforcement Administration, or DEA, and comparable state agencies.

The Federal Food, Drug, and Cosmetic Act generally regulates the manufacture and importation of drugs and medical devices shipped via interstate commerce, including such matters as labeling, packaging, storage, and handling of such products. The Prescription Drug Marketing Act of 1987, which amended the Federal Food, Drug and Cosmetic Act, establishes certain requirements applicable to the wholesale distribution of prescription drugs, including the requirement that wholesale drug distributors be registered with the Secretary of Health and Human Services or be licensed in each state in which business is conducted in accordance with federally established guidelines on storage, handling, and records maintenance. The Safe Medical Devices Act of 1990 imposes certain reporting requirements on distributors in the event of an incident involving serious illness, injury, or death caused by a medical device. We are also required to maintain licenses and permits for the distribution of pharmaceutical products and certain medical devices under the laws of the states in which we operate.

State Pharmacy Regulation

Many of the states into which we deliver prescription drugs have laws and regulations that require out-of-state pharmacies to register with that state’s board of pharmacy or similar regulatory body. To the extent some of these states have specific requirements for out-of-state pharmacies that apply to us, we believe that we are in material compliance with them. Also, some states have proposed laws to regulate on-line pharmacies, and we may be subject to such legislation in the future. We currently do not process on-line orders.

Other Regulation

Numerous federal, state and local laws relating to controlled drug substances, safe working conditions, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances apply to portions of our operations. For example, the DEA regulates controlled drug substances, such as narcotics, under the Controlled Substances Act and the Controlled Substances Import and Export Act. Manufacturers, distributors and dispensers of controlled substances must be registered and inspected by the DEA, and are subject to inspection, labeling and packaging, export, import, security, production quota, record keeping and reporting requirements. To the extent we engage in new activities or expand current activities into new states, the cost of compliance with applicable regulations and licensing requirements could be significant.

Impact of Changes in Healthcare Legislation

Federal, state and foreign laws and regulations regarding the sale and distribution of medical devices, medical supplies, over-the-counter and prescription pharmaceutical products are subject to change. We cannot predict what impact, if any, such changes might have on our business. Any new legislation or regulations, or new interpretations of existing statutes and regulations, governing the manner in which we conduct our business could have a material adverse impact and could adversely affect our profitability.

The extensive federal and state laws and regulations described above apply not only to us, but also to the manufacturers which supply the products we distribute. For instance, medical product and device manufacturers are subject to design, manufacturing, labeling, promotion and advertising standards and requirements. Likewise, pharmaceutical manufacturers are subject to development, manufacturing and distribution regulation by the FDA, the DEA, and other federal, state and local authorities. Failure of a manufacturer to comply with these requirements, or changes in such requirements, could result in recalls, seizures, manufacturing suspensions or other interruptions in the production, supply, and sale of its products. Such interruptions may result in a material adverse impact on our business. Similarly, changes in the extensive regulations or in their interpretation or enforcement, applicable to the patients we serve could adversely impact our business in ways which are difficult to predict.

Medicare Prescription Drug, Improvement, and Modernization Act of 2003

The Medicare Modernization Act became effective on January 1, 2006. The Medicare Modernization Act also created new guidelines for Medicare HMOs, termed Medicare Advantage Plans, which offer both an outpatient prescription drug benefit and health care coverage.

Medicare beneficiaries who elect Part D coverage pay a monthly premium for the covered outpatient drug benefit. Assistance with premiums and cost sharing are provided to eligible low-income beneficiaries. The voluntary outpatient prescription drug benefit requires coverage of essentially the same pharmaceuticals that are approved for the Medicaid program, although selection may be restricted through a formulary. The new outpatient prescription drug benefit is offered on an insured basis by prescription drug plans, or PDPs, in 34 regions across the United States and by Medicare Advantage Plans, along with health care coverage, in 26 regions across the United States.

We are neither a PDP nor a Medicare Advantage Plan; however, we contract with PDPs and Medicare Advantage Plans, collectively Part D Plans, to provide various products to patients including pharmaceutical products covered by Medicare Part D. In our capacity as a subcontractor with certain Part D Plan clients, we are indirectly subject to certain federal rules, regulations, and sub-regulatory guidance pertaining to the operation of Medicare Part D. If CMS determines that we have not performed satisfactorily as a subcontractor, CMS may request our PDP or Medicare Advantage Plan client to revoke our Part D activities or responsibilities under the subcontract. While we believe that we provide satisfactory level of service, under our respective subcontracts, we can give no assurances that CMS or a Part D Plan will not terminate our business relationships insofar as they pertain to Medicare Part D.

Among other things, PDPs and Medicare Advantage Plans are subject to provisions of the Medicare Modernization Act intended to deter “fraud, waste and abuse” and are strictly monitored by CMS and its contracted Medicare Drug Integrity Contractors, or MEDICs, to ensure that Part D program funds are not spent inappropriately.

In April 2006, CMS issued a final chapter to the Medicare Prescription Drug Benefit Manual interpreting the fraud, waste and abuse provisions of Part D, referred to as the FWA Guidance. The FWA Guidance cites the following examples of potential fraud, waste and abuse risks in connection with Part D: prescription drug switching, unlawful remuneration, inappropriate formulary decisions, prescription drug splitting or shorting, and failure to offer negotiated prices. CMS has offered additional sub-regulatory guidance regarding some of these risk areas, particularly with respect to the Part D formulary decision making process which is highly regulated by CMS.

Telemarketing Laws and Do-Not-Call Registry

The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, The Telephone Consumer Protection Act of 1991, Federal Trade Commission, or FTC, and Federal Communications Commission, or FCC, regulations and related state laws and regulations prohibit deceptive, unfair or abusive practices in telemarketing sales. The FTC, the FCC and states’ attorneys general have authority to prevent certain telemarketing activities deemed by them to violate the laws and related regulations they are charged with enforcing.

In 2003, the FTC established the national Do-Not-Call Registry. Both the FTC and the FCC have adopted rules to enforce restrictions on companies marketing their goods and services to consumers by telephone. Subject to certain limited exemptions, telemarketers may not initiate telephone solicitations to individuals who have registered their numbers on the national Do-Not-Call Registry. Those who disregard the national Do-Not-Call Registry can be fined up to $11,000 per call. Companies are also required to maintain their own lists of consumers who have stated that they do not wish to receive future marketing calls, and must not solicit such consumers by telephone, even if the call falls within the scope of one of the exemptions to the national do-not-call rules.

The Do-Not-Call Registry has not had a material adverse effect on the sale of our supplemental benefit programs. We have continued to meet our enrollment targets.

There can be no assurance that federal or state laws regulating telemarketing will not materially impact our business in the future. In addition, some states have enacted laws, and others are considering enacting laws, even more stringent than federal laws targeted directly at regulating telemarketing practices. There can be no assurance that any such laws or possible amendments to federal law will not adversely affect or limit our current or future operations. Compliance with these laws and regulations is ultimately the responsibility of the companies on behalf of whom telemarketing sales calls are being made and companies can be liable for any breach of relevant laws by their marketers and subcontractors.

Network Access Legislation

A majority of states now have some form of legislation affecting a company’s ability to limit access to a pharmacy provider network or remove network providers. Such legislation may require plans or others to admit any retail pharmacy willing to meet the plan’s price and other terms for network participation, or may prohibit the removal of a provider from a network except in compliance with certain procedures or may prohibit days’ supply limitations or co-payment differentials between mail and retail pharmacy providers. Many states have exceptions to the applicability of these statutes for managed care arrangements or other government benefit programs. As a dispensing pharmacy, however, such legislation benefits our operations by ensuring our access to all networks in those states.

Employees

We believe that our success depends on our ability to identify, attract and retain capable employees. As of March 31, 2007, we had 1,434 employees.

Legal Proceedings

We are currently a party to various claims and legal actions that arise in the ordinary course of business. We believe such claims and legal actions, individually and in the aggregate, will not have a material adverse effect on our business, financial condition or results of operations.

Properties

Our principal executive offices are located in Clearwater, Florida and consist of approximately 127,463 square feet of office space, a call center and distribution facilities under leases where 67,463 sq ft. expire June 30, 2008 and 60,000 sq. ft. expire December 31, 2011. We also own approximately 32,000 square feet of space in Tampa, Florida, which consists of office space, a call center and distribution facilities. We lease our other distribution facilities, call centers and office space, which are located in Roanoke, Virginia (31,436 sq. ft.), Santa Ana, California (8,649 sq. ft.), Denver, Colorado (13,585 sq. ft.) and Lawrenceville, Georgia (29,370 sq. ft.) and office space and a call center located in New Albany, Ohio (103,606 sq. ft.). We lease an additional 37 properties in 17 states, which consist of offices and sales facilities.

We believe that our leased and owned properties are in good operating condition, are sufficient to meet our present needs and we do not anticipate any difficulty in renewing existing leases as they expire or in securing additional space, as needed, on acceptable terms.

MANAGEMENT

The following table sets forth certain information concerning our executive officers and our directors as of July 31, 2007:

Name	Age	Position

Joseph H. Capper	44	President, Chief Executive Officer and Director
Stephen M. Saft	36	Chief Financial Officer
Michael Geldart	45	Executive Vice President, Corporate Development
David Quick	42	Executive Vice President, Sales & Marketing
Michael O’Connor	47	Executive Vice President, Operations
Daniel Wisniewski	43	Chief Information Officer
Joel Ackerman	41	Director
Steven Cosler	52	Director
David Wenstrup	43	Director

Joseph H. Capper joined us in March 2003 as President and was subsequently named Chief Executive Officer in September 2003. Mr. Capper has over 17 years of executive management experience. Since joining CCS Medical, Mr. Capper has led the organization through substantial organic growth, five acquisitions, a sale of the company and a merger with a direct competitor. Prior to joining us, Mr. Capper served as the Director of Sales of Bayer Corporation’s Diagnostics Division (focused on diabetes devices and ancillary products) from September 1994 to March 2003. Previously, Mr. Capper served nine years as a U.S. Naval Officer, where he was a combat-decorated Naval Flight Officer, served as a staff officer assigned to Joint Chiefs of Staff and a Congressional Liaison Officer supporting congressional committees. Mr. Capper holds a Bachelor of Science in Accounting from West Chester University and a Masters in Business Administration from George Washington University.

Stephen M. Saft joined us in May 2006 as Chief Financial Officer and Treasurer. Before joining us, Mr. Saft served as the Chief Financial Officer and Treasurer of Priority Healthcare Corporation from January 2002 to October 2005. From August 2001 to January 2002, he was Vice President of Finance of Priority Healthcare Corporation. From February 2001 to August 2001, he was employed by Deloitte & Touche LLP, an international accounting firm. During such time, Mr. Saft was a senior manager in the National Health Care and Life Science Practice. From September 1994 to February 2001, Mr. Saft was employed by PricewaterhouseCoopers LLP, an international accounting firm. Mr. Saft holds a Bachelor of Science degree and a Master of Accounting from the University of Florida.

Michael Geldart joined us in July 2002 and currently serves as Executive Vice President, Corporate Development. From October of 2004 to December 2006, Mr. Geldart served as our Chief Operating Officer and from July 2002 to October 2004 he served as our General Counsel. Mr. Geldart has over 14 years of executive management experience, most recently as a Partner and Co-Chair of the National Health Law Practice Group of Holland & Knight LLP, a global law firm with over 1,000 lawyers. Mr. Geldart has been responsible for coordinating and managing all aspects of a large-scale company integration, beginning in July 2004. Mr. Geldart holds a Bachelor of Arts degree in chemistry from the University of South Florida and a Juris Doctor degree from Stetson University College of Law.

David Quick joined us in April 2004 and currently serves as Executive Vice President of Sales and Marketing. Mr. Quick is responsible for the strategic direction of marketing, the direct sales force and for business development. Before joining us, Mr. Quick spent worked at Roche Diagnostics Corporation from December 1996 to April 2004 in various sales, marketing and business development roles, most recently responsible for a start-up venture involving continuous body monitoring. Mr. Quick has over 11 years of sales and marketing experience in the medical diagnostic marketplace, working for companies including Bayer Corporation, Johnson & Johnson, Boehringer-Mannheim and Roche Diagnostics Corporation. He is a graduate of the U.S. Naval Academy and served eight years active duty as a Surface Warfare Officer, including deployment during Desert Storm. He holds a Masters degree in education and attended the London Business School Executive Program.

Michael O’Connor joined us in 1996 and currently serves as Executive Vice President, Operations. From January 2006 through December 2006, Mr. O’Connor served as Chief Operating Officer of Specialty Products, where he was in charge of overseeing our daily operations in Tampa, Atlanta and Denver. From October 2002 to December 2006, Mr. O’Connor served as the Executive Vice President of MP TotalCare, Inc. and from March 1996 to September 2002, Mr. O’Connor served as the Vice President of Sales and Marketing of MP TotalCare, Inc. Mr. O’Connor holds a Bachelor of Science degree from the University of Wyoming.

Daniel Wisniewski joined us in 2000 as our Chief Information Officer. From 1995 to 2000, he provided all of our IT support as a consultant until joining us full time in 2000 as our Chief Information Officer. Mr. Wisniewski experience includes both software development and network support. Mr. Wisniewski spent seven years developing systems for the nuclear power industry while employed by many firms. From 1997 to 2000, Mr. Wisniewski served as Vice President of Information Systems for Financial Information Technologies where he was responsible for all computer systems, phone systems, disaster planning and sales support. Mr. Wisniewski holds a Bachelor of Science degree in Electrical Engineering from the Virginia Military Institute and received continued education at the Naval Officer Nuclear Power School and Naval Nuclear Prototype Training Unit, S8G.

Joel Ackerman joined us in September 2005 as a director. Mr. Ackerman is a general partner of Warburg Pincus & Co. and a managing director of Warburg Pincus LLC, where he has been employed since 1993. Mr. Ackerman is a director of Coventry Health Care, Inc., Medical Staffing Network and Spheris, Inc. He is also a director of several privately held companies. Mr. Ackerman received a Bachelor of Arts degree in physics from Columbia University and a Masters degree in physics from Harvard University.

Steven Cosler joined us in 2006 as a director. Prior to joining us, Mr. Cosler served as the Chief Executive Officer of Priority Healthcare Corporation. From 1996 to 2005, Mr. Cosler served in various high level capacities at Priority Healthcare, including Executive Vice President, President, Chief Operating Officer and Chief Executive Officer. Mr. Cosler is currently an Operating Partner of Water Street Healthcare Partners, a private equity firm focused exclusively on middle-market healthcare service companies. Mr. Cosler has over 20 years of management experience with specialization in the healthcare services industry. Mr. Cosler is currently a director of Access Mediquip, Inc. and Cydex, Inc. as well as a member of the Board of Trustees for Claymore Securities. Mr. Cosler has previously served as a director of Priority Healthcare Corporation and Cima Labs, Inc. Mr. Cosler holds a Bachelor of Science degree in industrial management from Purdue University.

David Wenstrup joined us in September 2005 as a director. Mr. Wenstrup is a general partner of Warburg Pincus & Co. and a managing director of Warburg Pincus LLC, where he has been employed since 1997. He is a director of Medical Staffing Network Holdings, Inc. and Spheris, Inc. He is also a director of various privately held companies. Mr. Wenstrup received a Bachelor of Science degree in electrical engineering from Northwestern University, a Masters degree in electrical engineering and an Masters in Business Administration, both from Massachusetts Institute of Technology.

Board Composition

Our board of directors will be divided into three staggered classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the Annual Meeting of Stockholders to be held during 2008 for the Class I directors, 2009 for the Class II directors and 2010 for the Class III directors.

•	Our Class I directors will be Joseph Capper and Steven Cosler;

•	Our Class II director will be David Wenstrup; and

•	Our Class III director will be Joel Ackerman.

Our amended and restated certificate of incorporation and bylaws, which will be in effect upon the completion of this offering, will provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. We currently have four members of our board of directors and plan to add two additional independent directors shortly after the completion of this offering. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

In addition, under the terms of our stockholders’ agreement, for so long as Warburg Pincus and its affiliates beneficially own at least 10% of our outstanding shares of common stock, we are required to nominate and use our best efforts to have elected to our board of directors two individuals designated by Warburg Pincus. In addition, under the terms of our stockholders’ agreement, for so long as Warburg Pincus and its affiliates beneficially own at least 5% but less than 10% of our outstanding shares of common stock, we are required to nominate and use our best efforts to have elected to our board of directors one individual designated by Warburg Pincus.

Because Warburg Pincus will own more than 50% of the voting power of our common stock after this offering, we are considered to be a “controlled company” for the purposes of the Nasdaq listing requirements. As such, we are permitted, and have elected, to opt out of the Nasdaq listing requirements that would otherwise require our board of directors to be comprised of a majority of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Term of Executive Officers

Each executive officer serves at the discretion of the board of directors and holds office until his or her successor is appointed or until his or her earlier resignation or removal.

Committees of the Board of Directors

As of the completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has or will have the composition and responsibilities described below.

Audit Committee

Our audit committee oversees a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements. Our audit committee will (i) assist our board of directors in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm’s qualifications and independence, and the performance of our internal audit function and independent registered public accounting firm, (ii) assume direct responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attest services and for dealing directly with any such accounting firm, (iii) provide a medium for consideration of matters relating to any audit issues and (iv) prepare the audit committee report that the SEC rules require be included in our annual proxy statement or annual report on Form 10-K. We believe the composition of our audit committee will comply with all applicable Nasdaq rules, including the requirement that at least one member of the audit committee have accounting or related financial management expertise. We intend to add to our board of directors one additional independent director within 90 days of the date of this offering and one additional independent director within one year of the date of this offering, each of whom will serve on our audit committee.

Our board of directors will adopt a written charter for the audit committee, which will be available on our website upon completion of this offering.

Compensation Committee

Our compensation committee will review and recommend policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. Our compensation committee will have sole discretion concerning administration of our stock option plans, including selection of individuals to receive awards, types of awards, the terms and conditions of the awards and the time at which awards will be granted. Because Warburg Pincus will own more than 50% of the voting power of our common stock after this offering, we will be considered to be a “controlled company” for the purposes of the Nasdaq listing requirements. As such, we are permitted, and have elected, to opt out of the Nasdaq listing requirements that would otherwise require our compensation committee to be comprised entirely of independent directors.

Our board of directors will adopt a written charter for the compensation committee, which will be available on our website upon completion of this offering.

Nominating and Corporate Governance Committee

Upon the completion of this offering, we will establish a nominating and corporate governance committee. The nominating and corporate governance committee will oversee and assist our board of directors in identifying, reviewing and recommending nominees for election as directors; evaluate our board of directors and our management; develop, review and recommend corporate governance guidelines and a corporate code of business conduct and ethics; and generally advise our board of directors on corporate governance and related matters. Because Warburg Pincus will own more than 50% of the voting power of our common stock after this offering, we are considered to be a “controlled company” for the purposes of the Nasdaq listing requirements. As such, we are permitted, and have elected, to opt out of the Nasdaq listing requirements that would otherwise require our nominating and corporate governance committee to be comprised entirely of independent directors.

Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our website upon completion of this offering.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Policies and Objectives

Compensation decisions with respect to our named executive officers have generally been based on the goal of achieving performance at levels necessary to provide meaningful returns to our stockholders. To that end, in addition to the typical need to attract, motivate and retain talented executives, our compensation programs were specifically designed to incentivize our named executive officers to achieve short- and long-term performance goals with the objective of substantially increasing our equity value. Our compensation programs are weighted toward performance-based compensation, with particular emphasis in equity-based compensation, such that our named executive officers will see returns primarily based upon the returns achieved by our stockholders, and with respect to certain equity awards described below, specifically the returns achieved by principal stockholder upon an exit event.

Determination of Compensation

Our compensation committee is responsible for establishing and making decisions with respect to our compensation and benefit plans applicable to our named executive officers, other than welfare and retirement benefit plans. Our compensation committee meets at least annually to determine adjustments, if any, to all elements of compensation, including base salary, annual bonus compensation, and long-term equity awards. For 2006, the compensation committee did not operate under a charter, but will adopt a charter in connection with this offering. In determining the levels and mix of compensation, the compensation committee does not generally rely on formulaic guidelines but rather maintains a flexible compensation program that allows it to adapt components and levels of compensation to motivate and reward individual executives within the context of our desire to attain certain strategic and financial goals. This necessarily requires that we make reasoned subjective determinations about compensation levels. Subjective factors considered in compensation determinations include an executive’s skills and capabilities, contributions as a member of the executive management team, contributions to our overall performance, and whether the total compensation potential and structure is sufficient to ensure the retention of an executive when considering the compensation potential that may be available elsewhere. In addition, with respect to our named executive officers other than our Chief Executive Officer, the compensation committee seeks the input and recommendation of the Chief Executive Officer. In making its determination, our compensation committee does not undertake any formal benchmarking or review any formal surveys of compensation for our competitors.

Components of Compensation for 2006

For 2006, the compensation provided to our named executive officers consisted of the same elements generally available to our non-executive employees, including base salary, annual bonus, equity-based compensation and other perquisites and benefits, each of which is described in more detail below. We believe that the mix of cash- and equity-based compensation, as well as the relationship of fixed to performance-based compensation, is well balanced and provides us with an effective means to attract, motivate, and retain our named executives.

Base Salary

The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salary is set by our compensation committee in advance of each year, with our Chief Executive Officer providing recommendations to the compensation committee for each named executive officer other than himself. In determining base salary for any particular year, the compensation committee considers individual performance for the prior year, the mix of fixed compensation to overall compensation, and subjective determination relating to cost of living adjustments and value to us.

Annual Bonuses

The annual bonuses are intended to compensate executives for achieving our annual financial goals, with target bonus amounts established for the term of employment under each named executive officer’s employment agreement described below.

For 2006, the annual bonuses were determined in the discretion of the compensation committee. In making such determination, the compensation committee considered overall company performance and an executive’s individual performance during the year. Actual 2006 bonus amounts paid to our named executive officers are set forth in the Summary Compensation Table.

Long-Term Equity Compensation

To date, all of the long-term equity incentives granted to our named executive officers have been in the form of restricted stock, which we believe effectively links the executives’ interests to our performance, provides an effective retention mechanism as a result of the applicable vesting mechanics of the awards, and, subject to the named executives making certain tax elections, provides a tax-efficient equity-based awards for our named executives, as a result of a named executive’s ability to achieve capital gain treatment on appreciation.

In 2006, we granted shares of restricted stock to each of our named executive officers, with the exception of Mr. Ronald Drabik, our former Chief Financial Officer. The number of shares of restricted stock granted to each executive was determined by our compensation committee and was based primarily upon the executive’s relative position within the company, contribution to our operating results, and expected future contribution. One-half of the restricted stock granted to each executive (or 43% in the case of Mr. Capper) is subject to “time-based” vesting, 25% of which vested on September 30, 2006 and the remaining 75% vests pro rata on each monthly anniversary thereafter over the subsequent 3-year period. We believe that this restricted stock subject to time-based vesting provides a valuable incentive for our executives to remain with us and profit from any appreciation in share price during the applicable vesting period. The remaining one-half of the restricted stock granted to each executive (or 57% in the case of Mr. Capper) is subject to “exit-based” vesting, such that upon the achievement of predetermined internal rates of return to our primary stockholder on certain exit events (such as certain sales or distributions of our equity by our principal stockholder or a change in control transaction), all or a portion of the exit-based restricted stock will vest. The number of shares of restricted stock that are eligible to vest upon any exit event is based upon the amount of our equity sold by our principal stockholder in such exit event, with all restricted stock eligible to vest upon a change in control transaction. This offering will not result in a change in control for purposes of the restricted stock granted to each of our named executive officers. In order for shares of exit-based restricted stock to vest, our principal stockholder must achieve an internal rate of return in excess of 20%, with all eligible shares of restricted stock vesting upon achievement of an internal rate of return of 30%. We believe that the exit-based restricted stock is an effective compensation element by tying the compensation payable to our named executive officers directly to the return achieved by our principal stockholder.

Other Benefits

Our named executive officers are eligible to receive the same benefits, including life and health benefits, which are available to all employees.

Severance Benefits

Certain of our named executive officers are entitled to receive severance benefits upon certain qualifying terminations of employment, pursuant to the provision of such executive’s employment agreement. These severance arrangements are primarily intended to retain our named executives, as the named executives will forego the right to receive a significant payment if they voluntarily terminate their employment without good reason.

2007 Compensation Decisions

Prior to the consummation of this offering and in connection with our transition to a publicly-traded company, we plan to adopt a stock incentive plan, our 2007 Stock Incentive Plan, to afford more flexibility to our compensation committee by allowing grants of a wide variety of equity awards to our key employees, directors and consultants, including nonqualified stock options, shares of restricted stock and other awards that are valued by reference to, or otherwise based on, the fair market value of our common stock. In addition, this plan will provide greater flexibility to our compensation committee in setting vesting schedules of awards compared to our current plan. The 2007 Stock Incentive Plan is designed to assist us in attracting, retaining, motivating and rewarding key employees, directors and consultants, and promoting the creation of long-term value for our stockholders by closely aligning the interests of these individuals with those of such stockholders.

Summary Compensation Table

The following table shows information regarding the compensation earned during the fiscal year ended December 31, 2006, by our Chief Executive Officer, each executive that served as our Chief Financial Officer during 2006 and our three other most highly compensated executive officers who were employed by us as of December 31, 2006, and whose total compensation exceeded $100,000 during that fiscal year.

						All Other
		Salary	Bonus		Stock Awards	Compensation		Total
Name and Principal Position	Year	($)	($)		($)(1)	($)		($)

Joseph H. Capper	2006	$375,000	$125,000		$27,235	$0		$527,235
Chief Executive Officer
Stephen M. Saft	2006	$169,230	$150,000	(3)	$10,055	$707		$329,992
Chief Financial Officer(2)
Daniel Wisniewski	2006	$250,000	$50,000		$8,378	$6,010		$314,388
Chief Information Officer
Michael Geldart	2006	$250,000	$50,000		$9,640	$3,894		$313,534
Executive Vice President, Corporate Development
Michael O’Connor	2006	$247,307	$50,000		$32,290	$55,637	(4)	$385,234
Executive Vice President, Operations
Ronald Drabik	2006	$124,808	—		—	$148,077	(6)	$272,885
Former Chief Financial Officer(5)

(1)	Represents the compensation cost we recognized for financial statement reporting purposes with respect to the applicable fiscal year in accordance with FAS 123(R). For additional information on the calculation of the compensation expense including the valuation assumptions used within the option-pricing model, please refer to note 9 of the Chronic Care Solutions Holding, Inc. consolidated financial statements.

(2)	Mr. Saft commenced employment as our Chief Financial Officer on May 8, 2006. No compensation was paid to Mr. Saft prior to such date.

(3)	Includes a $25,000 signing bonus.

(4)	Consists of a $47,587 payment for grossed up relocation expenses.

(5)	Mr. Drabik served as our Chief Financial Officer through May 8, 2006, and remained an employee through May 31, 2006, after which his employment was terminated.

(6)	Consists of $148,077 in severance payments made to Mr. Drabik during 2006.

Grants of Plan-Based Awards Table

		All Other Stock
		Awards: Number of	Grant Date Fair
		Shares of Stock or	Value of Stock
Name	Grant Date	Units (#)(1)	Awards(1)(2)

Joseph H. Capper	10/16/2006	7,119	$106,785
Stephen M. Saft	10/16/2006	2,278	$34,170
Daniel Wisniewski	10/16/2006	1,898	$28,470
Michael Geldart	10/16/2006	2,183	$32,745
Michael O’Connor	10/16/2006	1,898	$28,470
Ronald Drabik	—	—	—

(1)	Does not reflect the stock split that will occur immediately prior to the completion of this offering.

(2)	Represents the grant date fair value of the restricted stock granted, determined pursuant to FAS 123(R). The amounts listed represent the total share-based compensation to be recognized by us over the vesting periods of the restricted stock.

Narrative Disclosure Relating to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

We are a party to employment agreements with each of our named executive officers, other than Mr. Drabik, which agreements are substantially the same other than differences in base salary, target annual bonus percentages and severance. The agreements do not have specified terms and may be terminated by us or the executive at any time or for any reason, subject to certain notice and payment obligations depending on the reason for termination.

Under the agreements, each executive is entitled to an enumerated base salary, subject to increase but not decrease, is eligible to receive an annual bonus with a target bonus equal to an enumerated percentage of base salary (100% for Mr. Capper, 75% for Mr. Saft, and 60% for Messrs. Wisniewski, Geldart, and O’Connor), and is entitled to participate in the employee benefit plans and arrangements that we generally maintain for our senior executives.

If an executive’s employment is terminated by us without “cause” or by the executive for “good reason” (as such terms are defined in the employment agreements), in addition to any accrued but unpaid salary and benefits through the date of termination, the executive will be entitled to, subject to executing a general release in our favor, (i) any unpaid bonus for any completed fiscal year, (ii) for each executive other than Mr. Capper, a pro rata annual bonus for the year in which the termination occurs, (iii) an amount equal to the executive’s annual base salary, (iv) for Mr. Capper only, an amount equal to the annual bonus paid or payable with respect to the immediately prior fiscal year, (v) continuation of health benefits at the same cost applicable to active employees for 12 months following such termination, or until the date on which the executive is eligible to receive such benefits from a new employer, if earlier, and (vi) if such termination occurs within one year following a change in control, vesting of all shares of time-based restricted stock.

The agreements also contain covenants intended to protect against the disclosure of confidential information during and following an executive’s employment with us, as well as restrictions on engaging in competition with us, soliciting our employees or otherwise interfering with our business relationships, which extend through the first anniversary of the date of an executive’s termination of employment for any reason. If any executive breaches any of the covenants contained in the employment agreement, all of the severance payments and benefits described above will immediately cease, and we will have no further obligations to make any severance payments or benefits.

We were a party to an employment agreement with Mr. Drabik, which was substantially similar to the employment agreements with our other named executive officers described above. Mr. Drabik tendered his resignation for good reason, effective as of May 31, 2006. Pursuant to the terms of his employment agreement, Mr. Drabik was entitled to receive, in addition to any accrued but unpaid salary and benefits through the date of termination, (i) any unpaid bonus for any completed fiscal year, (ii) an amount equal to his annual base salary, and (iii) continuation of health benefits at the same cost applicable to active employees for 12 months following such termination, or until the date on which he is eligible to receive such benefits from a new employer, if earlier. For a more detailed description of the payments made to Mr. Drabik upon his termination of employment, please see the section titled “— Potential Payments Upon Termination or Change in Control” below. Mr. Drabik is restricted from engaging in competition with us, soliciting our employees or otherwise interfering with our business until the first anniversary of his termination. If Mr. Drabik breaches these covenants, all severance payments and benefits will cease and we will have no further obligation to Mr. Drabik.

Stock Incentive Plan/Award Agreements

Effective as of September 30, 2005, we adopted our Stock Incentive Plan, pursuant to which 24,680 shares of our common stock, and 3,167 shares of our series A preferred stock were reserved for issuance under the plan, in each case, subject to adjustment in the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar corporate transaction or event. For purposes of determining the remaining shares of common stock available for grant under the plan, to the extent that an award expires or is canceled, forfeited, settled in cash or otherwise terminated without a delivery to the participant of the full number of shares of common stock to which the award related, the undelivered shares of common stock will again be available for grant. Similarly, shares of common stock withheld in payment of the exercise price or taxes relating to an award and shares equal to the number surrendered in payment of any exercise price or taxes relating to an award shall be deemed to constitute shares not delivered to the participant and shall be deemed to again be available for awards under the plan. In order to qualify certain awards under the plan as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, as of the first date required by Section 162(m) of the Code, no employee shall be eligible to be granted options or stock appreciation rights covering more than 8,000 shares of our common stock during any calendar year.

The plan permits the compensation committee to grant awards to participants, including nonqualified stock options, restricted stock, restricted preferred stock and other awards that are valued by reference to, or otherwise based on, the fair market value of our common stock, although restricted preferred stock awards were limited to awards granted in connection with our acquisition of MPTC Holdings, Inc. as substitute awards for options to purchase MPTC Holdings, Inc. that were cancelled in the merger. The compensation committee establishes vesting and performance requirements that must be met at the time of the grant of an award, as well as other terms and conditions relating to such award, although the plan specifically contemplates the grant of time-based and exit-based awards as discussed above. See “— Long-Term Equity Compensation.” Options granted under the plan will expire no later than the 10th anniversary of the applicable date of grant of the options, and will have an exercise price of not less than the fair market value of our common stock on the date of grant.

Pursuant to the terms of the applicable award agreements with our named executive officers, time-based restricted stock granted to our named executive officers in 2006 is subject to vesting, such that 25% of the shares vested on September 30, 2006, and an additional 2 1/12% vested/will vest on each monthly anniversary thereafter. A portion of the exit-based restricted stock granted to our named executives in 2006 will be eligible to vest upon the occurrence of an exit event, which generally consists of either a change in control or a partial sale of our securities by our principal stockholder. The number of shares that will actually vest upon any exit event depends on both the number of shares sold by our principal stockholder and the internal rate of return achieved by our principal stockholder in such transaction. The number of shares eligible to vest on any exit event will equal the number of shares originally granted to our named executive multiplied by the percentage of our principal stockholder’s original equity ownership position sold in such exit event, with one hundred percent of the named executive’s stock becoming eligible to vest if such exit event is deemed to be a change in control. The actual number of shares that will vest depends on the internal rate of return achieved by our principal stockholder in such exit event. If our principal stockholder achieves an internal rate of return upon such exit event of 21%, 10% of the eligible exit-based restricted stock shall vest upon such exit event, and an additional 10% of the eligible exit-based restricted stock will vest for each whole percentage that our principal stockholder’s internal rate of return exceeds 21%, with all shares eligible to vest upon such exit event vesting upon achievement of a 30% internal rate of return by our principal stockholder.

Generally, the compensation committee may, in its sole discretion, provide for the termination of an award upon the consummation of the change in control and the payment of a cash amount in exchange for the cancellation of an award, and/or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected award. The compensation committee is not permitted to provide for payment or substitution of any exit-based award upon a change in control to the extent that such award was not vested, or does not vest, upon the change in control. All exit-based awards that are not vested immediately following a change in control will automatically be forfeited.

Our board of directors has the ability to amend or terminate the plan at any time, provided that no amendment or termination will be made that impairs the rights of the holder of any award outstanding on the date of such amendment or termination.

Stock acquired in connection with awards under the plan are generally subject to prohibitions on transfer, voting restrictions, drag-along rights, and repurchase upon a termination of employment, each of which will generally expire upon or within 180 days following completion of this offering.

Outstanding Equity Awards at Fiscal Year-End

	Stock Awards
	Number of Shares of	Market Value of Shares
	Common Stock That Have	of Common Stock That
	Not Vested	Have Not Vested
Name	(#)(1)(2)	($)(2)(3)

Joseph H. Capper	6,155	$92,325
Stephen M. Saft	1,922	$28,830
Daniel Wisniewski	1,602	$24,030
Michael Geldart	1,842	$27,630
Michael O’Connor	1,602	$24,030
Ronald Drabik	—	—

(1)	See Narrative Disclosure Relating to Summary Compensation Table and Grants of Plan-Based Awards Table for a description of the applicable vesting conditions.

(2)	Does not reflect the stock split that will occur immediately prior to this offering.

(3)	The market value of the shares assumes a price of $15.00 per share, which is equal to our share price as of December 31, 2006.

Stock Vested During Fiscal Year

	Number of Shares of
	Common Stock
	Acquired on Vesting
Name	(#)(1)	Value Realized on Vesting ($)(1)(2)

Joseph H. Capper	964	$14,460
Stephen M. Saft	356	$5,340
Daniel Wisniewski	296	$4,440
Michael Geldart	341	$5,115
Michael O’Connor	296	$4,440
Ronald Drabik	—	—

(1)	Does not reflect the stock split that will occur immediately prior to this offering.

(2)	The market value of the shares acquired upon vesting is based on a share price of $15.00 per share for each of September 30, 2006, October 30, 2006, November 30, 2006 and December 30, 2006.

2007 Stock Incentive Plan

As discussed above, prior to the consummation of this offering and in connection with our transition to a publicly-traded company, we plan to adopt the 2007 Stock Incentive Plan. Our compensation committee will administer the stock incentive plan and will be authorized to determine who will receive awards under the plan, as well as the form of the awards, the number of shares subject to the awards, the vesting and performance requirements related to awards, and other terms and conditions relating to such awards, each as consistent with the terms of the plan. The committee will also be authorized to interpret the plan, to establish any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The compensation committee may also delegate to our officers or employees, or other committees, subject to applicable law, the authority, subject to such terms as the compensation committee determines, to perform such functions, including but not limited to administrative functions, as the compensation committee may determine appropriate, including the appointment of agents to assist it in administering the plan. Any action of the compensation committee will be final, conclusive and binding on all persons, including participants in the plan and their beneficiaries.

The total number of shares of our common stock that we plan to make available for issuance or delivery under the plan will be approximately 500,000, subject to adjustment in the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar corporate transaction or event. For the purpose of determining the remaining shares of common stock available for grant under the plan, to the extent that an award expires or is canceled, forfeited, settled in cash or otherwise terminated without a delivery to the participant of the full number of shares to which the award related, the undelivered shares will again be available for grant. Similarly, shares withheld in payment of the exercise price or taxes relating to an award and shares equal to the number surrendered in payment of any exercise price or taxes relating to an award shall be deemed to constitute shares not delivered to the participant and shall be deemed to be available again for future grants of awards under the plan. In order to qualify certain awards under the plan as “performance-based compensation” within the meaning of Section 162(m) of the Code, as of the first date required by Section 162(m) of the Code, no employee shall be eligible to be granted during any calendar year options or stock appreciation rights covering more than the maximum number of shares of stock then-available for issue under the plan.

Options granted under the plan will expire no later than the tenth (10th) anniversary of the applicable date of grant. The options will have an exercise price determined by the compensation committee at the time of grant, although options intended to not be considered “nonqualified deferred compensation” within the meaning of Section 409A of the Code, “incentive stock options” within the meaning of Section 422 of the Code or to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, will have an exercise price that is not less than the fair market value of our stock on the grant date. The term “fair market value” is defined as the closing price of our stock as of any particular date on the principal national securities exchange on which our stock is listed and traded on such date, or if our stock is not listed on an exchange, the amount determined by our Board in good faith to be the fair market value.

The stock incentive plan also expressly permits the compensation committee to grant shares of restricted stock, which generally refers to shares of our common stock that are subject to vesting conditions or other repurchase rights that expire upon a termination of a recipient’s employment, which conditions or rights are determined by the compensation committee at the time of award. Recipients of restricted stock awards generally have the rights and privileges of a stockholder as to such restricted stock, including the right to vote. Dividends paid on restricted stock shall be withheld by us for the holder’s account, which account is subject to forfeiture to the same degree as the shares of restricted stock to which such dividends relate.

The compensation committee may, in the event of a change in control, provide that any outstanding awards that are unexercisable or otherwise unvested may become immediately exercisable and otherwise fully vested. In addition, the compensation committee may, in its sole discretion, provide for the termination of an award upon the consummation of the change in control and the payment of a cash amount in exchange for the cancellation of an award, and/or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected award.

Our board of directors will have the ability to amend or terminate the stock incentive plan at any time, provided that, without stockholder approval, no amendment will be made that would violate the stockholder approval requirements of the national securities exchange on which the stock is principally listed.

Potential Payments Upon Termination or Change in Control

Pursuant to the employment agreements with our named executive officers, upon certain terminations of employment, our named executive officers are entitled to payments of compensation and benefits. The table below reflects the amount of compensation and benefits payable to each named executive officer, other than Mr. Drabik, in the event of (i) termination for cause or without good reason, or voluntary termination, (ii) termination other than for cause or with good reason, or involuntary termination, (iii) an involuntary termination within one year of a change in control, (iv) termination by reason of an executive’s death, (v) a termination by reason of an executive’s disability, and (vi) a change in control. The amounts shown assume that the applicable triggering event occurred on December 31, 2006, and therefore, are estimates of the amounts that would be paid to the named executive officers upon the occurrence of such triggering event.

					Involuntary
					Termination
					within One
					Year
					Following a
	Type of	Voluntary	Involuntary		Change in			Change in
Name	Payment(1)(2)(3)	Termination	Termination		Control	Death	Disability	Control(4)

Joseph H. Capper	Cash Severance	$—	$500,000		$500,000	$125,000	$125,000	$—
	Continued Benefits	$—	$16,692		$16,692	$—	$—	$—
	Equity Acceleration	$—	$—		$31,830	$—	$—	$60,510
	Total	$—	$516,692		$548,522	$25,000	$125,000	$60,510
Stephen M. Saft	Cash Severance	$—	$444,230	(5)	$444,230	$125,000	$125,000	$—
	Continued Benefits	$—	$16,692		$16,692	$—	$—	$—
	Equity Acceleration	$—	$—		$11,790	$—	$—	$17,085
	Total	$—	$460,922		$472,712	$125,000	$125,000	$17,085
Daniel Wisniewski	Cash Severance	$—	$300,000		$300,000	$50,000	$50,000	$—
	Continued Benefits	$—	$16,692		$16,692	$—	$—	$—
	Equity Acceleration	$—	$—		$9,825	$—	$—	$14,235
	Total	$—	$316,692		$326,517	$50,000	$50,000	$14,235
Michael Geldart	Cash Severance	$—	$300,000		$300,000	$50,000	$50,000	$—
	Continued Benefits	$—	$16,692		$16,692	$—	$—	$—
	Equity Acceleration	$—	$—		$11,295	$—	$—	$16,365
	Total	$—	$316,692		$326,517	$50,000	$50,000	$16,365
Michael O’Connor	Cash Severance	$—	$300,000	(6)	$300,000	$50,000	$50,000	$—
	Continued Benefits	$—	$16,692		$16,692	$—	$—	$—
	Equity Acceleration	$—	$—		$9,825	$—	$—	$14,235
	Total	$—	$316,692		$326,517	$50,000	$50,000	$14,235

(1)	The calculation of cash severance assumes the bonus component of the cash severance payment is equal to the bonus reported on the Summary Compensation Table for 2006 for each named executive officer, except with respect to Mr. Saft, where $125,000 was used to calculate the bonus component of his cash severance.

(2)	The calculation of continued benefits assumes a monthly cost of coverage to equal $1,391, which represents the monthly premiums to obtain coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act.

(3)	The value of the equity acceleration is determined by calculating the number of shares of restricted stock that would vest in connection with the applicable event and multiplying it by $15.00 per share, the value of our common stock on December 31, 2006, as determined by the board of directors in a manner consistent with the requirements of Section 409A of the Code.

(4)	This calculation assumes the change in control results in the achievement of an internal rate of return for our primary stockholder in excess of 30% and assumes that no liquidity events occurred prior to the date of the change in control.

(5)	This calculation assumes that Mr. Saft’s annual base salary is $275,000, which is the amount pursuant to his employment agreement.

(6)	This calculation assumes that Mr. O’Connor’s annual base salary is $250,000 which is the amount pursuant to his employment agreement.

Pursuant to the terms of his employment agreement, we will continue to pay Mr. Drabik his base salary through May 31, 2007. The total amount of the cash severance that will be paid to Mr. Drabik is $272,885, of which

$148,077 was paid during 2006. Additionally, Mr. Drabik is eligible to participate in our health benefit plans through May 31, 2007, a benefit which is valued at $16,692. The total value of the payments made, or to be made, to Mr. Drabik as a result of his termination of employment equals $289,577.

Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2006:

	Fees Earned or
	Paid in Cash	Stock Awards	Total
Name	($)	($)(1)	($)

Howard Deutsch(2)	$37,500	$13,774	$51,274
Joel Ackerman	—	—	—
Steven Cosler	$24,602	$122	$24,724
David Wenstrup	—	—	—

(1)	Represents the compensation cost we recognized for financial statement reporting purposes with respect to the applicable fiscal year in accordance with FAS 123(R). For additional information on the calculation of the compensation expense, including the valuation assumptions used within the option-pricing model, please refer to note 9 of the Chronic Care Solutions Holding, Inc. consolidated financial statements. The aggregate grant date fair market value of the stock awards granted to Mr. Deutsch in 2006 was $28,470, which represents a value of $15.00 per share on the grant date.

(2)	Prior to March 3, 2006, Mr. Deutsch did not receive any compensation for services provided as a member of our board of directors. Instead, during the period between January 1, 2006 and March 3, 2006, Mr. Deutsch was paid $72,115 in cash compensation for services as Executive Chairman pursuant to the terms of an employment agreement with us.

Messrs. Ackerman and Wenstrup did not receive any compensation for service as a member of our board of directors or board committees in 2006.

Upon completion of this offering, directors who are also our employees will receive no compensation for service as members of either the board of directors or board committees. However, we expect directors who are not our employees will receive compensation, however, we have not yet determined the amount.

Director Agreement

We are a party to a director agreement with Howard Deutsch, pursuant to which he served as a member of our board of directors. The director agreement does not have a specified term and may be terminated by us or Mr. Deutsch at any time or for any reason.

Prior to entering into the director agreement, Mr. Deutsch served as the executive chairman of our board of directors pursuant to the terms of an employment agreement. During his service as the executive chairman, Mr. Deutsch did not receive any additional compensation for his services as a member of our board of directors and was compensated exclusively for his role as an executive. Effective as of March 3, 2006, Mr. Deutsch resigned from his position as our executive chairman and his employment agreement was terminated. In connection with his resignation, we paid Mr. Deutsch $117,000, which represented the portion of his annual bonus attributable to the fourth quarter of our 2005 fiscal year, and agreed to continue Mr. Deutsch’s health benefits for up to 18 months.

Under the director agreement, Mr. Deutsch is entitled to an annual fee of $50,000 and was granted 1,898 shares of our restricted stock, which vests in substantially equal monthly installments over a three-year period that commenced on April 3, 2006, subject to acceleration upon a change in control. In the event that Mr. Deutsch’s engagement is terminated for any reason other than by us for “cause” (as defined in the director agreement), subject to Mr. Deutsch’s compliance with the restrictive covenants discussed below, his restricted stock will continue to vest as if his engagement had not terminated.

The director agreement also contains covenants intended to protect against the disclosure of confidential information during and following Mr. Deutsch’s engagement with us, as well as restrictions on engaging in competition with us, soliciting our employees or otherwise interfering with our business relationships, which extend until the later of (i) September 3, 2007, or (ii) the date that is six months following the date on which Mr. Deutsch’s engagement with us terminates for any reason. If Mr. Deutsch breaches any of the covenants contained in the director agreement, all vesting with respect to his restricted stock will cease.

In the event that any payments or benefits to Mr. Deutsch constitute an excess parachute payment and subject Mr. Deutsch to an excise tax under Section 4999 of the Code, Mr. Deutsch will be entitled to a gross-up payment so that he receives an amount equal to the amount that he would have received but for the excise tax.

Effective as of April 19, 2007, Mr. Deutsch ceased serving as the Chairman of our board of directors. Mr. Deutsch will continue to receive payments and benefits in accordance with the terms of the director agreement described above.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The Mergers

We were formed in September 2005 at the direction of Warburg Pincus, whereby through a series of mergers we acquired Chronic Care Solutions, Inc. and MPTC Holdings, Inc. and certain related entities.

CCS Medical, Inc. (f/k/a CCS Acquisition, Inc.) and CCS Merger Sub, Inc., each our wholly owned subsidiaries, entered into a merger agreement with Chronic Care Solutions, Inc., pursuant to which CCS Merger Sub, Inc. was merged with and into Chronic Care Solutions, Inc. Upon consummation of the merger on September 30, 2005, the separate existence of CCS Merger Sub, Inc. ceased, and Chronic Care Solutions, Inc. became our indirect wholly owned subsidiary.

CCS Medical, Inc. and MPTC Merger Sub, Inc., each our wholly owned subsidiaries, entered into a merger agreement with MPTC Holdings, Inc., pursuant to which MPTC Merger Sub, Inc. was merged with and into MPTC Holdings, Inc. Upon consummation of the merger on September 30, 2005, the separate existence of MPTC Merger Sub, Inc. ceased, and MPTC Holdings, Inc. became our indirect wholly owned subsidiary. The mergers are sometimes referred to in this prospectus as the “Mergers.”

In addition, in connection with the Mergers, certain employees rolled over then-existing options with an aggregate intrinsic value of $1,298,191 to purchase shares of our restricted preferred stock. Furthermore, in connection with the transaction, certain individuals, including Howard Deutsch, and certain of our executive officers, used a portion of their proceeds from the transactions to purchase shares of series A preferred stock.

Series A Preferred Stock

On August 23, 2006 and November 23, 2006, we issued 10,106 and 1,244, respectively, shares of our series A preferred stock to Warburg Pincus, each pursuant to the terms of a securities purchase agreement. Upon the completion of this offering, all of the outstanding shares of series A preferred stock will automatically convert to shares of our common stock.

Stockholders’ Agreement

In connection with the Mergers, we entered into a stockholders’ agreement with Warburg Pincus and certain of our other holders of our capital stock, including certain of our executive officers, directors and employees. Effective upon the completion of this offering, substantially all of the operative provisions of the stockholders’ agreement will terminate. However, under the terms of the stockholders’ agreement, our obligation to nominate and use our best efforts to have elected to our board of directors certain individuals designated by Warburg Pincus will remain in effect following the completion of this offering. Specifically, so long as Warburg Pincus and its affiliates beneficially own at least 10% of the outstanding shares of our common stock, we are required to nominate and use our best efforts to have elected to our board of directors two individuals designated by Warburg Pincus. In addition, under the terms of our stockholders’ agreement, for so long as Warburg Pincus and its affiliates beneficially own at least five percent but less than 10% of the outstanding shares of our common stock, we are required to nominate and use our best efforts to have elected to our board of directors one individual designated by Warburg Pincus.

Registration Rights Agreement

In connection with the Mergers, we entered into a registration rights agreement with Warburg Pincus and certain of our executive officers, directors and employees under the terms of which we have, among other things:

•	agreed to use our best efforts to effect up to two registered offerings upon request from Warburg Pincus;

•	agreed to use our best efforts to qualify for registration on Form S-3, following which Warburg Pincus will have the right to request an unlimited number of registrations on Form S-3; and

•	granted incidental or “piggyback” registration rights with respect to any registrable securities held by any party to the registration rights agreement.

Our obligation to effect any demand for registration by Warburg Pincus is subject to certain conditions, including that the registrable securities to be included in any such registration have an anticipated aggregate offering price in excess of $25 million (in the case of any demand for registration other than a demand for registration on Form S-3) and $10 million (in the case of any demand for registration on Form S-3). In connection with any registration effected pursuant to the terms of the registration rights agreement, we will be required to pay for all of the fees and expenses incurred in connection with such registration, including registration fees, filing fees and printing fees. However, the underwriting discounts and selling commissions payable in respect of registrable securities included in any registration will be paid by the persons including such registrable securities in any such registration. We have also agreed to indemnify the holders of registrable securities against all claims, losses, damages and liabilities with respect to each registration effected pursuant to the registration rights agreement.

Employment and Director Agreements

We have entered into employment agreements with our executive officers, as described more fully in “Compensation Discussion and Analysis — Employment Agreements.” In addition, our directors and officers are provided indemnification protections in our Amended and Restated Certificate of Incorporation. See “Description of Capital Stock — Limitation on Liability of Directors and Indemnification.”

We are a party to a director agreement with Howard Deutsch, pursuant to which he served as the a member of our board of directors. See “Compensation Discussion and Analysis — Director Agreement.”

Participation in Directed Share Program

We expect that our directors, officers, employees and other individuals associated with us, and members of their respective families and friends, will purchase at the offering price an aggregate of up to 500,000 shares in the directed share program. Please see “Underwriting — Directed Share Program” for more information regarding the directed share program.

PRINCIPAL STOCKHOLDERS

The table below sets forth information regarding beneficial ownership of our common stock as of July 31, 2007, as adjusted to reflect the sale of shares of common stock in this offering, for:

•	each stockholder that we know beneficially owns more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The number of shares owned and percentage of ownership in the following table is based on 27,935,323 shares of common stock outstanding as of July 31, 2007 including, (1) the automatic conversion of the 173,918 outstanding shares of our preferred stock into 27,515,505 shares of common stock, (2) the assumed approximate 91.5 for 1 stock split that will occur immediately prior to the completion of this offering based on a public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, (3) an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (4) the issuance of 10,000,000 shares by us in this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The number of shares outstanding used in calculating the percentage of beneficial ownership for each person listed below includes the shares underlying options held by such person that are exercisable within 60 days of July 31, 2007, but excludes shares underlying options held by any other person. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. As of July 31, 2007, there were seven holders of our common stock. Unless otherwise indicated, the principal address for each of the stockholders below is c/o CCS Medical Holdings, Inc., 14255 49th Street North, Suite 301, Clearwater, FL 33762.

	Shares Beneficially Owned		Shares Beneficially Owned
	Prior to this Offering		After this Offering(9)
			Assuming the Underwriters’		Assuming the Underwriters’
	Number of		Option is		Option is
	Shares of		Not Exercised		Exercised in Full
Name of Beneficial Owner	Common Stock	Percentage	Number	Percentage	Number	Percentage

Warburg Pincus Private Equity IX, L.P.(1)	27,061,761	96.9%	27,061,761	71.3%	27,061,761	68.6%
Joseph H. Capper(2)	699,158	2.5%	699,158	1.8%	699,158	1.7%
Stephen M. Saft(3)	208,534	0.7%	208,534	0.5%	208,534	0.5%
Michael O’Connor(4)	173,748	0.6%	173,748	0.5%	173,748	0.4%
Michael Geldart(5)	207,749	0.7%	207,749	0.5%	207,749	0.5%
Daniel Wisniewski(6)	178,494	0.6%	178,494	0.5%	178,494	0.5%
David Quick(7)	176,912	0.6%	176,912	0.5%	176,912	0.4%
Joel Ackerman(8)	27,061,761	96.9%	27,061,761	71.3%	27,061,761	68.6%
Steven Cosler	0	0.0%	0	0.0%	0	0.0%
David Wenstrup(8)	27,061,761	96.9%	27,061,761	71.3%	27,061,761	68.6%
All officers and directors as a group (9 persons)	28,706,356	100%	28,706,356	79.2%	28,706,356	76.2%

(1)	The stockholder is Warburg Pincus Private Equity IX, L.P., or Warburg Pincus. Warburg Pincus IX, LLC, or WP IX LLC, an indirect subsidiary of Warburg Pincus & Co., or WP, is the sole general partner of Warburg Pincus. Warburg Pincus Partners LLC, or WP Partners, a direct subsidiary of WP, is the sole member of WP IX LLC. Warburg Pincus is managed by Warburg Pincus LLC, or WP LLC. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017.

(2)	Reflects shares of restricted stock, of which 176,905 shares have vested as of July 31, 2007.

(3)	Reflects shares of restricted stock, of which 47,785 shares have vested as of July 31, 2007.

(4)	Reflects shares of restricted stock, of which 39,821 shares have vested as of July 31, 2007.

(5)	Reflects shares of restricted stock, of which 53,773 shares have vested as of July 31, 2007.

(6)	Reflects shares of restricted stock, of which 44,567 shares have vested as of July 31, 2007.

(7)	Reflects shares of restricted stock, of which 42,985 shares have vested as of July 31, 2007.

(8)	Joel Ackerman and David Wenstrup, are partners of WP and managing directors and members of WP LLC. All shares indicated as owned by Messrs. Ackerman and Wenstrup are included because of their affiliation with the Warburg Pincus entities. Messrs. Ackerman and Wenstrup disclaim beneficial ownership of all shares owned by the Warburg Pincus entities. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities.

(9)	Both the stock split and the number of shares of common stock that the preferred stockholders receive upon the automatic conversion of their shares will be affected by the initial public offering price. In addition to a one for one conversion of 173,918 shares of preferred stock into an aggregate of 15,920,973 shares of common stock adjusted for the stock split discussed below, the preferred stockholders are entitled to the stated value of their shares. At a public offering price of $15.00, the midpoint of the range set forth on the cover of this prospectus, the preferred stockholders would receive approximately 11,594,554 shares of common stock for the stated value of their shares and the stock split would be approximately 91.5 for 1 shares of common stock. At a public offering price of $14.00, the preferred stockholders would receive approximately 12,422,736 shares of common stock for the stated value of their shares and the stock split would be approximately 87.0 for 1 shares of common stock. At a public offering price of $16.00, the preferred stockholders would receive approximately 10,869,894 shares of common stock for the stated value of their shares and the stock split would be approximately 95.6 for 1 shares of common stock.

DESCRIPTION OF CAPITAL STOCK

General

The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our amended and restated certificate of incorporation referenced below and applicable law. We intend to amend and restate our certificate of incorporation and bylaws in connection with this offering. A copy of our amended and restated certificate of incorporation and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part. The following descriptions refer to the terms of our amended and restated certificate of incorporation and bylaws to be in effect after this offering and gives effect to the changes to our capital structure that will occur upon the completion of this offering. Our amended and restated certificate of incorporation will provide that our authorized capital stock will consist of 100,000,000 shares of common stock, $0.01 par value, and 15,000,000 shares of preferred stock, $0.01 par value, that are undesignated as to series.

Common Stock

The holders of common stock will be entitled to one vote per share in all matters to be voted on by our stockholders will not be entitled to cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to the rights of the holders of any preferred stock that may from time to time be outstanding, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding-up, holders of common stock will be entitled to share ratably in all assets remaining after payment of our liabilities and the liquidation preference, if any, of any outstanding preferred stock. Holders of shares of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock. All of the outstanding shares of common stock will be fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors will have the authority, without action by our stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control without further action by our stockholders.

Options

Upon completion of this offering, and after giving effect to the assumed approximate 91.5 for 1 stock split that we intend to effect immediately prior to the completion of this offering (based on a public offering price of $15.00 per share, the midpoint of the range set forth on the cover of this prospectus), we will have outstanding under our stock option plan options to purchase an aggregate of 223,365 shares of common stock, with exercise prices ranging from $0.16 to $0.86 per share, and a weighted average exercise price of $0.21 per share. All outstanding options provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure.

Registration Rights

Pursuant to a Registration Rights Agreement, certain of our stockholders have the right to require us to register shares of our common stock held by them, or that can be acquired by them, among other things, upon conversion of shares of our series A preferred stock. See “Certain Relationships and Related Person Transactions — Registration Rights Agreement.”

Anti-takeover Provisions of Delaware law

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by our board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock. For these purposes, Warburg Pincus and its affiliates will not constitute “interested stockholders.”

Charter and Bylaws Anti-takeover Provisions

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the number of directors in each class to be as nearly equal as possible. Our classified board will stagger the terms of the three classes and will be implemented through one-, two- and three-year terms for the initial three classes, followed in each case by full three-year terms. With a classified board, only one-third of the members of our board of directors will be elected each year. This classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and bylaws will provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors. This provision will prevent stockholders from circumventing the provisions of our classified board. In addition, under the terms of our stockholders’ agreement, and subject to certain minimum share ownership requirements, we are required to nominate and use our best efforts to have elected to our board of directors certain individuals designated by Warburg Pincus. See “Management — Board Composition.”

Our amended and restated bylaws that will provide for an advance notice procedure for stockholders wishing to bring matters before special stockholder meetings, including proposed nominations of persons for election to our board of directors and bringing business matters or stockholder proposals. These procedures will specify the information stockholders must include in their notice and the timeframe in which they must give us notice. At a special stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting. A special stockholder meeting for any purpose may only be called by our board of directors, our Chairman or our Chief Executive Officer, and will be called by our Chief Executive Officer at the request of the holders of a majority of our outstanding shares of capital stock.

Our amended and restated bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a meeting. However, our amended and restated bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

The foregoing provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control.

Limitation on Liability of Directors and Indemnification

Our amended and restated certificate of incorporation will limit our directors’ and officers’ liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors and officers will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director or officer, except for liability:

•	for any breach of the director’s or officer’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which a director or officer derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of our company will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The provision regarding indemnification of our directors and officers in our amended and restated certificate of incorporation will generally not limit liability under state or federal securities laws.

Delaware law and our amended and restated certificate of incorporation that will be in effect upon the completion of this offering provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses, including reasonable attorneys’ fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. In addition, the employment agreements to which we are a party provide for the indemnification of our employees who are parties thereto.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Nasdaq Global Market

We have applied to have our common stock included for quotation on the Nasdaq Global Market under the symbol “CCSM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the completion of this offering, we will have 37,935,323 outstanding shares of our common stock. Of the outstanding shares, the shares sold in this offering, including any shares sold in this offering in connection with the exercise by the underwriters of their option to purchase additional shares, will be freely tradable without restriction or further registration under the Securities Act, of 1933, as amended, or the Securities Act, except that any shares purchased in this offering by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock that are not sold in this offering will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under the Securities Act, such as under Rule 144 or 144(k) under the Securities Act, which are summarized below.

Certain holders of our common stock and certain persons holding options to purchase shares of our common stock are entitled to certain registration rights for the shares of common stock held by them (or that can be acquired by them upon exercise of such options) pursuant to the registration rights agreement. See “Certain Relationships and Related Person Transactions — Registration Rights Agreement.” We do not have any other contractual obligations to register our common stock.

Our executive officers, directors and certain stockholders have agreed to a 180-day lock-up with respect to all of the shares of our outstanding common stock that they own. In addition, the lock-up will apply with respect to all shares of our common stock acquired by such persons during this 180-day period upon exercise of presently outstanding options and warrants to acquire our capital stock. This generally means that they cannot sell these shares during the 180 days following the date of this prospectus. After the 180-day lock-up period, these shares may be sold only in accordance with an available exemption from registration, such as Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock, which will equal approximately 379,353 shares upon completion of this offering; and

•	the average weekly reported volume of trading in the common stock on the Nasdaq Global Market during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

In addition, after the completion of this offering, certain of the persons party to the stockholders’ agreement will be subject to additional restrictions on their ability to transfer shares of our common stock owned by them. See “Certain Relationships and Related Person Transactions — Stockholders’ Agreement.”

Rule 144(k)

In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to

Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Lock-up Agreements

We, all of our directors and executive officers and certain of our stockholders have agreed, subject to certain exceptions that, without the prior written consent of Lehman Brothers Inc. and Goldman, Sachs & Co., we and they will not directly or indirectly (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release, or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc. and Goldman, Sachs & Co.

Lehman Brothers Inc. and Goldman, Sachs & Co., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. and Goldman, Sachs & Co. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Stock Options

We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the common stock that is issuable upon exercise of stock options outstanding or issuable under our stock option plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144.

Registration Rights

Pursuant to a Registration Rights Agreement, certain of our stockholders have the right to require us to register shares of our common stock held by them, or that can be acquired by them, among other things, upon conversion of shares of our series A preferred stock. See “Certain Relationships and Related Person Transactions — Registration Rights Agreement.”

CERTAIN U.S. TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and, to a limited extent, certain U.S. federal estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder,” other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of our common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address alternative minimum taxes or any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% on the gross amount of such dividends. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN (or any successor form) to us or our paying agent. Also, special rules apply to dividends received in connection with a trade or business carried on by a non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder provides certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), to the payor of the dividend. A non-U.S. holder generally will be subject to U.S. federal income tax on a net income basis (in the same manner as if the non-U.S. holder were a resident of the United States) with respect to any such effectively connected dividends. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case such non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States (the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation); or

•	we are or have been a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. Generally, a corporation is a USRPHC if the fair market value of its “United States real property interest” equals 50% or more of the sum of the fair market values of (a) its worldwide real property interests and (b) its other assets used or held for use in a trade or business.

We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC, however, no assurance can be given that we will not become a USRPHC. If we have been in the past or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market.” Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market and certain minimum trading volume requirements are met.

Federal Estate Taxes

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. You may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

The foregoing discussion of certain U.S. federal income and estate tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of our common stock should consult his, her or its own tax advisor with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of common stock.

UNDERWRITING

Lehman Brothers Inc. and Goldman, Sachs & Co. are acting as representatives of the underwriters and joint book-running managers of this offering and Wachovia Capital Markets, LLC and Raymond James & Associates, Inc. are acting as co-managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.
Goldman, Sachs & Co.
Wachovia Capital Markets, LLC
Raymond James & Associates, Inc.

Total	10,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise

Per share
Total

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of this offering that are payable by us are estimated to be $2,432,000 (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,500,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 10,000,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on such underwriter’s underwriting commitment in this offering as indicated in the table at the beginning of this underwriting section.

Lock-Up Agreements

We, all of our directors and executive officers and certain of our stockholders have agreed, subject to certain exceptions, that, without the prior written consent of Lehman Brothers Inc. and Goldman, Sachs & Co., we and they will not directly or indirectly (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release, or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc. and Goldman, Sachs & Co.

Lehman Brothers Inc. and Goldman, Sachs & Co., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. and Goldman, Sachs & Co. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

As described below under “— Directed Share Program,” any participants in the Directed Share Program shall be subject to a 180-day lock-up period with respect to any shares sold to them pursuant to that program. Any shares sold in the Directed Share Program to our directors or officers shall be subject to the lock-up agreement described above.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and CCS Medical, Inc. have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the Directed Share Program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 500,000 shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of 180 days after the date of this prospectus. This 180-day lock-up period shall be extended with respect to our issuance of an earnings release or if material news or a material event relating to us occurs, in the same manner as described above under “— Lock-Up Agreements.”

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the underwriters’ option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than this prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Nasdaq Global Market

We have applied to list our shares of common stock for quotation on the Nasdaq Global Market under the symbol “CCSM.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

Certain of the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us and certain of our affiliates, including Warburg Pincus, for which they have received customary fees and expenses. An affiliate of Wachovia Capital Markets, LLC is a lender and agent under and has received fees in connection with our existing senior secured credit facilities and will receive a portion of the net proceeds from this offering. Raymond James & Associates, Inc. advised us in connection with the acquisition of our company in 2005, for which it received customary fees and expenses. In connection with the completion of this offering, we will enter into a new senior secured credit facility with a group of lenders that will include affiliates of some of the underwriters. The underwriters may in the future perform investment banking, commercial banking and advisory services for us and certain of our affiliates, including Warburg Pincus, from time to time for which they may in the future receive customary fees and expenses.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of shares described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member

State or, where appropriate, has been approved in another Relevant Member State and notified the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of shares to the public may be made in that Relevant Member State at any time:

•	to legal entities that are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression, “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriter, is authorized to make any further offer of the shares on behalf of the sellers or the underwriter.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (as amended), or FMSA) as received in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document constituting a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale of, or invitation for subscription for, or purchase of, the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed for or purchased under Section 275 by a relevant person that is (a) a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock being offered in this offering will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Weil, Gotshal & Manges LLP, New York, New York, advised the underwriters in connection with the offering of the common stock.

EXPERTS

The consolidated financial statements of Chronic Care Solutions Holding, Inc. at December 31, 2006 and 2005 and for the year ended December 31, 2006 and the three months ended December 31, 2005, and the consolidated financial statements of Chronic Care Solutions, Inc. at September 30, 2005 and 2004 and for each of the two years in the period ended September 30, 2005 included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of MPTC Holdings, Inc. and subsidiaries at September 30, 2005 and December 31, 2004 and for the nine months ended September 30, 2005 and for the year ended December 31, 2004 included in this Prospectus and Registration Statement have been so included in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of the Pharmacy and Supplies Division of Matria Healthcare, Inc. at June 30, 2004 and for the six-month period ended June 30, 2004 included in this Prospectus and Registration Statement have been audited by KPMG LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, under the Securities Act, a registration statement on Form S-1 relating to the common stock to be sold in the offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement, including the exhibits and schedules filed with the registration statements. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference. You may inspect a copy of the registration statement and the exhibits and schedules filed with the registration statement without charge at the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from such offices at prescribed rates. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including CCS Medical Holdings, Inc., that file electronically with the SEC.

Prior to this offering, we were not required to file reports with the SEC. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, accordingly, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to

Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to this web address does not constitute incorporation by reference of the information contained in this site.

Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to this web address does not constitute incorporation by reference of the information contained in this site.

Index to the Financial Statements

CCS Medical Holdings, Inc.
Condensed Consolidated Statements of Operations for the three months ended March 31, 2007 and March 31, 2006 (unaudited)	F-2
Condensed Consolidated Balance Sheets at March 31, 2007 and December 31, 2006 (unaudited)	F-3
Condensed Consolidated Statement of Changes in Series A Convertible Preferred Stock and Stockholders’ Deficit for the three months ended March 31, 2007 (unaudited)	F-4
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and March 31, 2006 (unaudited)	F-5
Notes to Condensed Consolidated Financial Statements (unaudited)	F-6
Chronic Care Solutions Holding, Inc.
Report of Independent Registered Public Accounting Firm	F-12
Consolidated Statements of Operations for the Year Ended December 31, 2006 and for the Three-Month Period Ended December 31, 2005	F-13
Consolidated Balance Sheets at December 31, 2006 and 2005	F-14
Consolidated Statements of Changes in Series A Convertible Preferred Stock and Stockholders’ Deficit for the Year Ended December 31, 2006 and for the Three-Month Period Ended December 31, 2005	F-15
Consolidated Statements of Cash Flows for the Year Ended December 31, 2006 and for the Three-Month Period Ended December 31, 2005	F-16
Notes to Consolidated Financial Statements	F-18
Chronic Care Solutions, Inc.
Report of Independent Registered Public Accounting Firm	F-37
Consolidated Statements of Operations for the Years Ended September 30, 2005 and 2004	F-38
Consolidated Balance Sheets at September 30, 2005 and 2004	F-39
Consolidated Statements of Changes in Stockholders’ (Deficit) Equity for the Years Ended September 30, 2005 and 2004	F-40
Consolidated Statements of Cash Flows for the Years Ended September 30, 2005 and 2004	F-41
Notes to Consolidated Financial Statements	F-43
MPTC Holdings, Inc.
Report of Independent Registered Certified Public Accounting Firm	F-60
Consolidated Statements of Income for the Nine-Month Period Ended September 30, 2005 and for the Year Ended December 31, 2004	F-61
Consolidated Balance Sheets at September 30, 2005 and December 31, 2004	F-62
Consolidated Statements of Changes in Stockholders’ Equity for the Nine-Month Period Ended September 30, 2005 and for the Year Ended December 31, 2004	F-63
Consolidated Statements of Cash Flows for the Nine-Month Period Ended September 30, 2005 and for the Year Ended December 31, 2004	F-64
Notes to Consolidated Financial Statements	F-65
Pharmacy and Supplies Division of Matria Healthcare, Inc.
Independent Auditors’ Report	F-78
Statement of Operations for the Six Months Ended June 30, 2004	F-79
Balance Sheet at June 30, 2004	F-80
Statement of Divisional Equity for the Six Months Ended June 30, 2004	F-81
Statement of Cash Flows for the Six Months Ended June 30, 2004	F-82
Notes to Financial Statements	F-83
Financial Statement Schedule
Valuation and qualifying accounts for the year ended December 31, 2006 and the three months ended December 31, 2005 (Successor)	Schedule I
Valuation and qualifying accounts for the years ended September 30, 2004 and September 30, 2005 (Predecessor)	Schedule II
Valuation and qualifying accounts for the year ended December 31, 2004 and the nine months ended September 30, 2005 (Predecessor)	Schedule III

CSS Medical Holdings, Inc.

Condensed Consolidated Statements of Operations
(Unaudited)

	For the three months ended
	March 31,	March 31,
	2007	2006

Net revenues	$137,226,984	$96,702,867
Costs and expenses:
Cost of goods sold (exclusive of rental equipment depreciation included below, see Note 2)	73,055,487	53,885,783
Operating, selling, general and administrative expenses	31,560,089	28,882,317
Provision for uncollectible accounts	8,018,842	5,780,872
Depreciation expense	3,577,769	3,514,449
Amortization expense	3,242,943	2,627,330

	119,455,130	94,690,751

Income from operations	17,771,854	2,012,116
Interest income	(8,144)	(31,604)
Interest expense	12,733,536	12,116,991

Income (loss) before income taxes	5,046,462	(10,073,271)
Income taxes	1,047,460	949,760

Net income (loss)	3,999,002	(11,023,031)
Accretion of preferred stock redemption value and undistributed earnings allocated to participating preferred stock	3,998,749	3,240,000

Net income (loss) attributable to common stock	$253	$(14,263,031)

Weighted average number of common shares outstanding:
Basic and diluted	3,284	—

Net income (loss) per common share:
Basic and diluted	$0.08	$—

See accompanying notes.

CCS Medical Holdings, Inc.

Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2007	2006
	(unaudited)
Assets
Current assets:
Accounts receivable, net of allowance for uncollectible accounts of $31,658,619 and $30,963,060 at March 31, 2007 and December 31, 2006, respectively	$73,184,961	$64,892,456
Inventories	18,659,683	22,008,464
Income tax receivable	369,061	588,911
Prepaids and other current assets	5,868,832	4,571,848

Total current assets	98,082,537	92,061,679
Property and equipment, net	20,657,667	18,172,152
Goodwill	520,678,279	520,678,279
Intangible assets, net	32,708,144	35,951,087
Deferred financing costs, net	8,065,621	8,413,018
Other assets	1,044,959	2,350,819

Total assets	$681,237,207	$677,627,034

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$31,186,155	$32,368,827
Current maturities of long-term debt	3,200,000	3,200,000
Current maturities of capital lease obligations	148,437	180,655

Total current liabilities	34,534,592	35,749,482
Long-term debt, less current maturities	497,080,281	496,379,234
Capital lease obligations, less current maturities	96,807	110,590
Deferred taxes	5,636,855	4,624,855
Other liabilities	570,513	59,300

Series A Convertible preferred stock, at redemption value, $0.01 par, 200,000 shares authorized, 173,548 and 173,276 shares issued and outstanding at March 31, 2007 and December 31, 2006, respectively	194,570,775	190,862,523
Stockholders’ deficit:
Common stock, $0.01 par, 500,000 shares authorized, 3,694 and 3,025 shares issued and outstanding at March 31, 2007 and December 31, 2006, respectively	37	30
Retained deficit	(52,155,704)	(52,347,182)
Accumulated other comprehensive income	903,051	2,188,202

Total stockholders’ deficit	(51,252,616)	(50,158,950)

Total liabilities and stockholders’ deficit	$681,237,207	$677,627,034

See accompanying notes.

CCS Medical Holdings, Inc.

Condensed Consolidated Statement of Changes in Series A Convertible Preferred Stock and Stockholders’ Deficit
(Unaudited)

	Series A					Accumulated
	Convertible Preferred Stock					Other	Total	Comprehensive
		Redemption	Common Stock		Retained	Comprehensive	Stockholders’	Income
	Shares	Value	Shares	Amount	Deficit	Income	Deficit	(Loss)
Balance at December 31, 2006	173,276	$190,862,523	3,025	$30	$(52,347,182)	$2,188,202	$(50,158,950)
Repurchase of Series A convertible preferred stock	(124)	(124,165)	—	—	—	—	—	—
Accretion of Series A convertible preferred stock redemption value	—	3,807,524	—	—	(3,807,524)	—	(3,807,524)	—
Vesting of stock compensation awards	396	24,893	669	7	—	—	7
Net income	—	—	—	—	3,999,002	—	3,999,002	$3,999,002
Unrealized gain on interest rate swap agreements	—	—	—	—	—	(1,285,151)	(1,285,151)	(1,285,151)

Comprehensive loss								$2,713,851

Balance at March 31, 2007	173,548	$194,570,775	3,694	$37	$(52,155,704)	$903,051	$(51,252,616)

See accompanying notes.

CCS Medical Holdings, Inc.

Condensed Consolidated Statements of Cash Flows
(Unaudited)

	For the three months ended
	March 31,	March 31,
	2007	2006
Operating activities
Net income (loss)	$3,999,002	$(11,023,031)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	3,577,769	3,514,449
Amortization of deferred financing costs	347,397	384,897
Intangibles amortization	3,242,943	2,627,330
In-kind interest	2,001,047	1,750,000
Deferred taxes	1,012,000	(36,240)
Stock-based compensation	24,900	—
Provision for uncollectible accounts	8,018,842	5,780,872
Changes in operating assets and liabilities:
Accounts receivable	(16,311,347)	(9,394,364)
Inventories	3,348,781	2,149,688
Income tax receivable	219,850	935,341
Prepaids and other current assets	(1,276,275)	9,697,881
Accounts payable and accrued expenses	(671,459)	(11,291,601)

Net cash provided by (used in) operating activities	7,533,450	(4,904,778)

Investing activity
Purchases of property and equipment	(6,063,284)	(3,160,297)

Net cash used in investing activity	(6,063,284)	(3,160,297)

Financing activities
Repurchase of Series A convertible preferred stock	(124,165)	—
Proceeds from revolving debt	8,000,000	26,000,000
Payments of revolving debt	(8,500,000)	(10,000,000)
Payments of term debt	(800,000)	(800,000)
Payments on capital lease obligations	(46,001)	(82,948)

Net cash (used in) provided by financing activities	(1,470,166)	15,117,052

Net increase in cash	—	7,051,977
Cash and cash equivalents at beginning of period	—	4,501,963

Cash and cash equivalents at end of period	$—	$11,553,940

See accompanying notes.

CCS Medical Holdings, Inc.

Notes to Condensed Consolidated Financial Statements
March 31, 2007
(Unaudited)

1.  Description of Business and Basis of Presentation

  Description of Business

CCS Medical Holdings, Inc. (the Company) is a national business-to-business and direct-to-consumer mail-order medical and pharmacy supply company based in Clearwater, Florida, that serves patients with chronic diseases throughout the United States and Puerto Rico. The Company’s primary focus is diabetes. Other products provided include urology, ostomy, incontinence, wound care, and respiratory.

On October 1, 2005, the Company simultaneously acquired two separate companies, Chronic Care Solutions, Inc. and MPTC Holdings, Inc.

  Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Security and Exchange Commission (SEC) for interim financial information. Accordingly, they do not include all of the information and footnotes required by United States generally accepted accounting principles (GAAP) for complete financial statements. In the opinion of management, these condensed consolidated financial statements include all adjustments, consisting of normal recurring items, considered necessary for a fair presentation of the financial position and results of operations of the Company. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. All significant intercompany accounts and transactions have been eliminated.

2.  Cost of Goods Sold

Cost of goods sold includes the cost of equipment (excluding depreciation for rental equipment, which is included in depreciation expense, of $2,788,000 and $2,375,000 for the three months ended March 31, 2007 and 2006, respectively), pharmaceuticals, and supplies sold to customers.

3.  Stock-Based Employee Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123R, Share-Based Payment. There were no stock-based awards granted prior to January 1, 2006. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. Compensation cost is measured based on a value calculated using the historical volatility of similar entities whose share prices are publicly available. Compensation cost relating to share-based payments is included in operating, selling, general, and administrative expenses in the accompanying condensed consolidated statements of operations.

For the three months ended March 31, 2007 and 2006, the Company recognized total stock-based compensation costs of $24,900 and $-0-, respectively.

  Restricted Preferred Stock

During the year ended December 31, 2006, rollover restricted preferred stock was granted to certain employees, formerly of MPTC Holdings, Inc. (MP Holdings), who previously held unvested options in MP Holdings. As a condition of the grant, holders of the rollover restricted preferred stock grant to the Company’s majority equity investor, their irrevocable proxy. The value of these shares is charged to compensation expense over vesting periods of one to five years. During the three months ended March 31, 2007 and 2006, 124 and -0- shares of preferred stock at a fair value of $840 per share were used to satisfy applicable tax withholding requirements, respectively. As of March 31, 2007, total remaining unrecognized compensation cost related to nonvested rollover

CCS Medical Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

restricted preferred stock was $284,000 and is expected to be recognized over a weighted-average period of 2.2 years.

A summary of unvested rollover restricted preferred stock transactions is as follows:

		Weighted-Average
		Grant Date Fair
	Number of Shares	Value Per Share

Unvested at December 31, 2006	852	$840.00
Granted	—	—
Vested	(396)	$840.00
Forfeited	(41)	$840.00

Unvested at March 31, 2007	415	$840.00

  Restricted Common Stock

A summary of unvested restricted common stock transactions is as follows:

		Weighted-Average
		Grant Date Fair
	Number of Shares	Value Per Share

Unvested at December 31, 2006	16,147	$15.00
Granted	—	—
Vested	(669)	$15.00
Forfeited	—	—

Unvested at March 31, 2007	15,478	$15.00

  Common Stock Options

The following table summarizes information about stock options outstanding:

			Outstanding
		Weighted-Average	Weighted-Average
		Exercise Price	Remaining
	Number of Shares	Per Share	Contractual Life
Options outstanding at December 31, 2006	2,310	$15.00
Forfeited during 2007	(70)	$15.00
Granted on January 8, 2007	125	$15.00
Granted on March 7, 2007	165	$78.69
Exercised during 2007	—	—

Options outstanding at March 31, 2007	2,530	$19.15	8.7 years

Options exercisable at March 31, 2007	424	$15.00	8.5 years

Available for grant at March 31, 2007	2,978

CCS Medical Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

A summary of unvested stock option transactions is as follows:

		Weighted-Average
		Grant Date Fair
	Number of Options	Value Per Option
Unvested at December 31, 2006	2,033	$5.88
Granted	290	$20.54
Vested	(147)	$5.88
Forfeited	(70)	$5.88

Unvested at March 31, 2007	2,106	$7.90

4.  Segment Information

The Company has two reportable segments: direct-to-consumer and business-to-business. These segments have separate financial information that is evaluated by senior management. The direct-to-consumer segment primarily provides direct mail of diabetes testing supplies and related products as well as prescription medications to patients suffering from diabetes and related chronic diseases. This segment also includes direct mail of product supplies for urology, ostomy, incontinence, wound and respiratory care. The business-to-business segment provides diabetes testing supplies and related products on a wholesale basis to providers and distributors.

The operating, selling, general and administrative resources of the direct-to-consumer and business-to-business segments are combined to achieve economies across our businesses. Management evaluates the segments based on net revenues and cost of goods sold, separately and evaluates the selling, general and administrative expenses and depreciation and amortization in total.

Information concerning the operations in these reportable segments is as follows:

	For the three months ended
	March 31, 2007	March 31, 2006

Net Revenues:
Direct-to-consumer	$115,496,671	$96,702,867
Business-to-business	21,730,313	—

Total consolidated	$137,226,984	$96,702,867

Cost of goods sold (exclusive of rental equipment depreciation, see Note 2):
Direct-to-consumer	$65,085,761	$53,885,783
Business-to-business	7,969,726	—

Total consolidated	$73,055,487	$53,885,783

Capital expenditures:
Direct-to-consumer	$5,728,321	$3,160,297
Business-to-business	334,963	—

Total consolidated	$6,063,284	$3,160,297

CCS Medical Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

	March 31,	December 31,
	2007	2006

Total Assets:
Direct-to-consumer	$628,709,761	$626,139,866
Business-to-business	21,383,744	18,653,611
Corporate	31,143,702	32,833,557

Total consolidated	$681,237,207	$677,627,034

Intercompany receivables of $5.5 million and $13.8 million at March 31, 2007 and December 31, 2006, respectively, due from the business-to-business segment to the direct-to-consumer segment, are eliminated during consolidation. These intercompany receivables are primarily due to the acquisition cost associated with the business-to-business segment and have been excluded from total assets of the direct-to-consumer segment in the above table. Intersegment sales of $1,279,000 have been eliminated for the three months ended March 31, 2007. Segments are not organized geographically since the Company sells products throughout the United States.

5.  Net Income (Loss) Per Common Share

The following table represents the computation of basic and diluted income (loss) per common share as required by SFAS No. 128, Earnings Per Share:

	For the three months ended
	March 31
	2007	2006

Net income (loss) attributable to common stock	$253	$(14,263,031)
Weighted common shares outstanding (1)	3,284	—

Basic net income (loss) per common share	$0.08	$—

Effect of dilutive securities:
Preferred stock	—	—
Stock options	—	—

Diluted weighted common shares outstanding	3,284	—

Diluted net income (loss) per share of common stock	$0.08	$—

(1)	Common shares outstanding as of March 31, 2006 were subject to a reverse stock split in June 2006, resulting in fractional shares of .01 common shares outstanding on a converted basis. The Company paid cash in lieu of issuing fractional shares, which reduced the common shares outstanding on March 31, 2006 to zero.

The Company has Series A convertible preferred stock that is entitled to participate in any dividend on common stock as if the preferred stock had been converted into common stock immediately prior to the record date for such dividend. Because the Series A convertible preferred stock is participating, basic net income per share for common stock must be calculated using the “two-class” method.

Diluted income per share is calculated by dividing net income (loss) by the sum of the weighted average number of common shares outstanding plus the potential dilution of securities that could share in the Company’s earnings, including securities that may be issued upon conversion of preferred stock and exercise of outstanding stock options. When the conversion of preferred stock or the exercise of options would be anti-dilutive, they are excluded from the diluted income (loss) per common share calculation. Diluted income (loss) per common share for the three months ended March 31, 2007 and 2006 excludes the anti-dilutive effect of the conversion of preferred stock to common stock, unvested restricted preferred and common stock awards and stock options of approximately 2,487,000 and 11,236,000, respectively. For the three months ended March 31, 2007 and 2006 all potential common

CCS Medical Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

shares were anti-dilutive resulting in diluted net income (loss) per common share equaling basic net income (loss) per share.

6.  Income Taxes

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (“FIN 48”). This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements. FIN 48 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements.

Effective January 1, 2007, the Company adopted the provisions of FIN 48. Management determined that the Company has no material unrecognized tax benefits and accordingly, no liability was recorded. However, as the Company accrues for such liabilities when they arise, it will recognize interest and penalties associated with uncertain tax positions as part of the provision for income taxes. During the three months ended March 31, 2007, there were no material changes in the Company’s unrecognized tax benefits.

The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for years ending September 30, 2002 through December 31, 2006. The Company’s state income tax returns are generally open to audit under the various statutes of limitations for the years ending September 30, 2002 through December 31, 2006.

The effective tax expense (benefit) rate differs from the statutory U.S. federal income tax rate as a result of the following:

	For the three months ended
	March 31, 2007	March 31, 2006

Statutory federal rate	34.00%	(34.00)%
State rate, net of federal benefit	3.55	(3.55)
Nondeductible high yield interest	4.18	1.90
Other nondeductible expense	1.48	0.20
Valuation allowance	(22.45)	44.88

Effective rate	20.76%	9.43%

7.  Series A Convertible Preferred Stock

The Company’s amended and restated certificate of incorporation provides that up to 200,000 shares of Series A convertible preferred stock (the Preferred Stock) may be issued. The holders of the Preferred Stock are entitled to receive dividends per share equal to 8% per year, compounded quarterly, of the Stated Value (as defined in the Restated Certificate of Incorporation of the Company). The liquidation preference of the Preferred Stock is equal to the Stated Value per share plus all accrued and unpaid dividends in respect of the Preferred Stock. The holders of the Preferred Stock may elect, in lieu of payment of accrued and unpaid dividends, to receive distributions of the remaining assets and funds of the Company available for distribution to its stockholders after the payment of all other preferential amounts required to be paid to the holders of the Preferred Stock upon a liquidation, dissolution, or winding up of the Company, or in the event of the merger or consolidation of the Company into or with another corporation, the merger or consolidation of any other corporation into or with the Company, or the sale, conveyance, or lease of all or substantially all the assets of the Company. In the event of a qualified public offering (as defined by the amended and restated certificate of Incorporation of the Company) or an affirmative vote of the holders of at least a majority of the outstanding shares of Preferred Stock, each share of Preferred Stock automatically converts into the greater of (1) the Stated Value, plus accrued and unpaid dividends or

CCS Medical Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

(2) the sum of the numbers of shares of Common Stock that the Preferred Stock is convertible into based on the then-effective Conversion Rate (the value of which shall be based upon the market price) and the Stated Value. Conversion shall be payable at the election of the holders of a majority of the Preferred Stock either in cash, in shares of common stock valued at the Market Price, or any combination of the foregoing. Because the holders of the majority of the outstanding shares of Preferred Stock by affirmative vote can convert their shares into cash, the Company has classified the Preferred Stock outside of equity. The redemption price of the Preferred Stock is Stated Value per share plus all accrued but unpaid dividends in respect to the Preferred Stock. The Preferred Stock is recorded at its redemption value. The redemption rights terminate and the Preferred Stock automatically converts upon an initial public offering or other event, as defined in the Restated Certificate of Incorporation of the Company. In connection with this filing of a registration statement on Form S-1, the Company restated its balance sheets at March 31, 2007 and December 31, 2006 and its statements of changes in Series A convertible preferred stock and stockholders’ deficit for the three-month period ended March 31, 2007 by reclassifying previously reported accrued preferred dividends of $21,049,829 and $17,242,305 at March 31, 2007 and December 31, 2006, respectively, to Series A convertible preferred stock. In addition, the par value of previously reported Series A convertible preferred stock of $1,736 and $1,733 and additional paid-in capital of $152,561,577 and $156,468,376 at March 31, 2007 and December 31, 2006, respectively, were reclassified to Series A convertible preferred stock. These reclassifications were recorded in order to record the Series A Convertible Preferred Stock at redemption value. These reclassifications decreased stockholders’ equity as previously reported by $173,520,946 and $173,620,218 at March 31, 2007 and December 31, 2006, respectively. These reclassifications had no effect on net loss, net loss attributable to common stock, earnings per share or cash flows as previously reported.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Chronic Care Solutions Holding, Inc.

We have audited the accompanying consolidated balance sheets of Chronic Care Solutions Holding, Inc. (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in Series A convertible preferred stock and stockholders’ deficit, and cash flows for the year ended December 31, 2006 and the three-month period ended December 31, 2005. Our audits also included the financial statement schedule included in the Registration Statement as Schedule I. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chronic Care Solutions Holding, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for the year ended December 31, 2006 and the three-month period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, effective January 1, 2006.

/s/  Ernst & Young LLP
Certified Public Accountants

Tampa, Florida

March 28, 2007,
except for Notes 13, 14, 15, and 16, as to which the date is
April 19, 2007, the first paragraph of Note 9 as to
which the date is July 16, 2007
and Schedule I as to which the date is August 2, 2007

Chronic Care Solutions Holding, Inc.

Consolidated Statements of Operations

		For the Three-Month
	For the Year Ended	Period Ended
	December 31,	December 31,
	2006	2005

Net revenues	$432,429,991	$103,700,527
Costs and expenses:
Cost of goods sold (exclusive of rental equipment depreciation included below, see Note 2)	244,767,411	55,034,013
Operating, selling, general and administrative expenses	110,864,333	29,947,302
Provision for uncollectible accounts	25,680,280	8,267,223
Depreciation expense	12,833,367	3,465,174
Amortization expense	10,717,342	2,627,330

	404,862,733	99,341,042

Income from operations	27,567,258	4,359,485
Interest income	(449,831)	(101,841)
Interest expense	51,159,642	11,890,991

Loss before income taxes	(23,142,553)	(7,429,665)
Income taxes	3,639,172	985,683

Net loss	(26,781,725)	(8,415,348)
Accretion of preferred stock redemption value	(14,002,305)	(3,240,000)

Net loss attributable to common stock	$(40,784,030)	$(11,655,348)

Weighted-average number of common shares outstanding:
Basic and diluted	744	—

Net loss per common share:
Basic and diluted	$(54,817)	$

See accompanying notes.

Chronic Care Solutions Holding, Inc.

Consolidated Balance Sheets

	December 31,
	2006	2005

Assets
Current assets:
Cash and cash equivalents	$—	$4,501,963
Accounts receivable, net of allowance for uncollectible accounts of $30,963,060 and $39,673,195 at December 31, 2006 and 2005, respectively	64,892,456	51,134,591
Inventories	22,008,464	15,133,166
Income tax receivable	588,911	5,277,399
Prepaids and other current assets	4,571,848	15,690,716

Total current assets	92,061,679	91,737,835
Property and equipment, net	18,172,152	20,914,806
Goodwill	520,678,279	512,155,885
Intangible assets, net	35,951,087	42,572,126
Deferred financing costs, net	8,413,018	9,915,104
Other assets	2,350,819	856,818

Total assets	$677,627,034	$678,152,574

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$32,368,827	$38,531,718
Current maturities of long-term debt	3,200,000	3,200,000
Current maturities of capital lease obligations	180,655	285,316

Total current liabilities	35,749,482	42,017,034
Long-term debt, less current maturities	496,379,234	480,555,139
Capital lease obligations, less current maturities	110,590	250,143
Deferred taxes	4,624,855	985,683
Other liabilities	59,300	138,508
Series A convertible preferred stock, at redemption value, $0.01 par, 200,000 shares authorized, 173,276 and 162,000 shares issued and outstanding at December 31, 2006 and 2005, respectively	190,862,523	165,240,000
Stockholders’ deficit:
Common stock, $0.01 par, 500,000 shares authorized, 3,025 and -0- shares issued and outstanding at December 31, 2006 and 2005, respectively	30	—
Retained deficit	(52,347,182)	(11,655,348)
Accumulated other comprehensive income	2,188,202	621,415

Total stockholders’ deficit	(50,158,950)	(11,033,933)

Total liabilities and stockholders’ deficit	$677,627,034	$678,152,574

See accompanying notes.

Chronic Care Solutions Holding, Inc.

Consolidated Statements of Changes in Series A Convertible Preferred Stock and Stockholders’ Deficit

	Series A
	Convertible						Accumulated
	Preferred Stock				Additional		Other	Total
		Redemption	Common Stock		Paid-In	Retained	Comprehensive	Stockholders’	Comprehensive
	Shares	Value	Shares	Amount	Capital	Deficit	Income	Deficit	Income (Loss)
Balance at October 1, 2005	—	$—	—	$—	$—	$—	$—	$—
Issuance of Series A convertible preferred stock	162,000	162,000,000	—	—	—	—	—	—	—
Accretion of Series A convertible preferred stock redemption value	—	3,240,000	—	—	—	(3,240,000)	—	(3,240,000)	—
Net loss	—	—	—	—	—	(8,415,348)	—	(8,415,348)	$(8,415,348)
Unrealized gain on interest rate swap agreements	—	—	—	—	—	—	621,415	621,415	621,415

Comprehensive loss									$(7,793,933)

Balance at December 31, 2005	162,000	165,240,000	—	—	—	(11,655,348)	621,415	(11,033,933)

Issuance of Series A convertible preferred stock	11,350	11,350,000	—	—	—	—	—	—	—
Repurchase of Series A convertible preferred stock	(251)	(251,154)	—	—	—	—	—	—	—
Accretion of Series A convertible preferred stock redemption value	—	14,002,305	—	—	(92,196)	(13,910,109)	—	(14,002,305)	—
Vesting of stock compensation awards	177	521,372	3,025	30	92,196	—	—	92,226
Net loss	—	—	—	—	—	(26,781,725)	—	(26,781,725)	$(26,781,725)
Unrealized gain on interest rate swap agreements	—	—	—	—	—	—	1,566,787	1,566,787	1,566,787

Comprehensive loss									$(25,214,938)

Balance at December 31, 2006	173,276	$190,862,523	3,025	$30	$—	$(52,347,182)	$2,188,202	$(50,158,950)

See accompanying notes.

Chronic Care Solutions Holding, Inc.

Consolidated Statements of Cash Flows

		For the
	For the	Three-Month
	Year Ended	Period Ended
	December 31,	December 31,
	2006	2005

Operating activities
Net loss	$(26,781,725)	$(8,415,348)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	12,833,367	3,465,174
Amortization of deferred financing costs	1,502,086	384,896
Amortization of intangibles	10,717,342	2,627,330
In-kind interest	7,524,095	1,755,139
Deferred taxes	3,639,172	985,683
Gain on disposal of fixed assets	4,880	—
Stock-based compensation	369,593	—
Provision for uncollectible accounts	25,680,280	8,267,223
Change in operating assets and liabilities:
Accounts receivable	(39,438,145)	(9,834,527)
Inventories	2,915,193	100,868
Income tax receivable/payable	5,482,767	(608,124)
Prepaids and other current assets	11,191,654	(10,680,080)
Accounts payable and accrued expenses	(7,329,228)	(1,518,124)

Net cash provided by (used in) operating activities	8,311,331	(13,469,890)
Investing activities
Purchase of MPTC Holdings, Inc., net of $8,541,467 cash acquired	—	(266,576,742)
Purchase of Chronic Care Solutions, Inc., net of $5,684,659 cash acquired	—	(345,751,824)
Purchase of business assets, net of liabilities assumed	(19,555,929)	—
Purchase of customer lists	(16,300)	—
Purchases of property and equipment	(12,395,697)	(3,229,313)

Net cash used in investing activities	(31,967,926)	(615,557,879)
Financing activities
Issuance of Series A convertible preferred stock	11,350,000	162,000,000
Repurchase of Series A convertible preferred stock	(251,154)	—
Proceeds from term debt	—	485,000,000
Proceeds from revolving debt	60,500,000	2,000,000
Payments of revolving debt	(49,000,000)	—
Payments of term debt	(3,200,000)	(5,000,000)
Payment of deferred financing costs	—	(10,300,000)
Payments on capital lease obligations	(244,214)	(170,268)

Net cash provided by financing activities	19,154,632	633,529,732

Net (decrease) increase in cash	(4,501,963)	4,501,963
Cash and cash equivalents at beginning of period	4,501,963	—

Cash and cash equivalents at end of period	$—	$4,501,963

Continued on next page.

Chronic Care Solutions Holding, Inc.

Consolidated Statements of Cash Flows — (Continued)

		For the
	For the	Three-Month
	Year Ended	Period Ended
	December 31,	December 31,
	2006	2005

Supplemental disclosures of cash flow information
Cash paid for interest	$43,209,882	$9,353,725

Cash paid for income taxes	$340,433	$318,100

Supplemental schedule of noncash investing and financing activities
Purchase of MPTC Holdings, Inc.:
Total consideration	$—	$275,118,209
Fair value of tangible assets acquired	—	(53,863,437)
Liabilities assumed	—	20,596,791

Cost in excess of net tangible assets acquired and intangible assets	$—	$241,851,563

Purchase of Chronic Care Solutions, Inc.:
Total consideration	$—	$351,436,483
Fair value of tangible assets acquired	—	(56,229,991)
Liabilities assumed	—	20,297,286

Cost in excess of net tangible assets acquired and intangible assets	$—	$315,503,778

Purchase of business assets net of liabilities assumed:
Total consideration	$19,555,929	$—
Fair value of tangible assets acquired	(10,703,491)	—
Liabilities assumed	958,575	—

Cost in excess of net tangible assets acquired and intangible assets	$9,811,013	$—

Purchase price allocation adjustments for prior acquisitions	$2,791,381	$—

Accretion of preferred stock redemption value	$14,002,305	$3,240,000

Unrealized gain on interest rate swap agreements	$1,566,787	$621,415

See accompanying notes.

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements
December 31, 2006

1.	Description of Business and Basis of Consolidation

Description of Business

The Company (defined below) is a national direct-to-consumer mail order and business-to-business medical and pharmacy supply company based in Clearwater, Florida, that serves customers with chronic diseases throughout the United States, Washington, D.C. and Puerto Rico. The Company’s primary focus is diabetes. Other products provided include urology, ostomy, incontinence, wound care, and respiratory supplies.

Effective for accounting purposes on October 1, 2005, the Company simultaneously acquired two separate companies, Chronic Care Solutions, Inc. and MPTC Holdings, Inc.

Basis of Consolidation

The consolidated financial statements of Chronic Care Solutions Holding, Inc. (Holdings) include the accounts of its wholly owned subsidiaries, CCS Acquisition Holding-Sub Corporation (Sub), CCS Medical, Inc. (CCSM), Chronic Care Solutions, Inc. (CCS), DEGC Enterprises (U.S.), Inc. (DEGC), Key Med, Inc. (Key Med), Secure Care Medical, Inc. (Secure Care), Medical Express Depot, Inc. (MedExpress), MPTC Holdings, Inc. (MP Holdings), MP TotalCare, Inc. (MPTC), MP TotalCare Supply, Inc. (MP Supply), Medical Holdings, Inc. (Medical Holdings), MP Totalcare Medical, Inc. (MP Medical), Medship Direct, Inc. (Medship), TotalCare Wholesale, Inc. (TCW), MP TotalCare Services, Inc. (MP Services), and Sanvita, Inc. (Sanvita) (collectively, the Company) and operate under the name CCS Medical. All intercompany balances and transactions have been eliminated.

2.	Summary of Significant Accounting Policies

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the short-term maturity of these instruments.

As of December 31, 2006 and 2005, the carrying amount of the Company’s long-term debt approximated fair value.

Revenue Recognition

The Company’s revenues are reported on the accrual basis in the period in which products, services, or insulin pump rental equipment are provided. Revenues are recorded at established or negotiated charges, reduced by contractual adjustments to the net amounts expected to be collected. Differences between the estimated net realizable amounts and final payments are reported as contractual adjustments when final payments are made.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial, or account review.

Due to the continuing changes in the health care industry and third-party reimbursement, it is possible that management’s estimates could change by a material amount in the near term, which could have an impact on operations and cash flows.

Management performs periodic analyses to evaluate accounts receivable balances to ensure that recorded amounts reflect estimated net realizable value. Specifically, management considers historical realization data,

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

accounts receivable aging trends, other operating trends, and relevant business conditions. Also, focused reviews of certain large and/or problematic payers are performed.

Cost of Goods Sold

Cost of goods sold includes the cost of equipment (excluding depreciation for rental equipment, which is included in depreciation expense, of $9,748,000 and $2,324,000 for the year ended December 31, 2006 and for the three-month period ended December 31, 2005, respectively), pharmaceuticals, and supplies sold to customers.

Shipping and Handling

Shipping and handling costs are included in cost of goods sold in the accompanying consolidated statements of operations.

Advertising Costs

The cost of advertising is charged to expense as incurred. Advertising expense was approximately $2,433,000 and $1,137,000 for the year ended December 31, 2006 and for the three-month period ended December 31, 2005, respectively.

Stock-Based Employee Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment. The Company accounts for restricted common stock, restricted preferred stock and stock option grants in accordance with SFAS No. 123R. There were no stock-based awards granted prior to January 1, 2006. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. Compensation cost is measured based on a value calculated using the historical volatility of similar entities whose share prices are publicly available. Compensation cost relating to share-based payments is included in operating, selling, general, and administrative expenses in the consolidated statements of operations.

Income Taxes

The Company computes its income taxes in accordance with SFAS No. 109, Accounting for Income Taxes.  Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Income taxes are accounted for under the asset and liability method.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less when purchased to be cash equivalents for financial statement purposes.

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

Accounts Receivable

Accounts receivable are comprised of amounts due from customers and third-party payors. Credit is extended to the Company’s customers, and collateral is not required. The Company values its receivables at the amount it expects to receive from its customers and third-party payors, net of estimates for contractual adjustments and uncollectible amounts. The realization cycle for certain governmental and managed care payors can be protracted, involving denial, appeal, and adjudication processes, and is subject to periodic adjustments, which may be significant. Additions to the allowance for uncollectible accounts are made by means of the provision for uncollectible accounts, using reasonable estimates based on available information, but may involve regulatory or contractual complexities, multiple reimbursement mechanisms, and assumptions subject to interpretation. Accounts receivable are written off after collection efforts have been followed in accordance with the Company’s policies. Accounts written off as uncollectible are deducted from the allowance, and subsequent recoveries are added.

The provision for uncollectible accounts is based upon management’s assessment of historical and expected net collections, business and economic conditions within the markets in which the Company operates, and other collection indicators. The provision for uncollectible accounts was decreased by $1.3 million for the year ended December 31, 2006 for adjustments to the prior period estimated allowance for uncollectible accounts.

Inventories

Inventories consist primarily of diabetic, respiratory, ostomy, urological and wound care supplies, and pharmaceuticals and are recorded at the lower of cost (first-in, first-out method) or market.

Property and Equipment

Property and equipment acquired in business combinations is recorded at fair market value at the date of acquisition, and other property and equipment is recorded at cost. Depreciation is computed using straight-line and accelerated methods over the useful lives of the related assets. The depreciation period for property and equipment acquired in business combinations is the estimated remaining useful life at the date of acquisition. Leasehold improvements are depreciated over the shorter of the useful life or the remaining term of the lease. The estimated useful lives of property and equipment purchased in the ordinary course of business are as follows:

Years

Buildings	39
Automobiles	5-7
Computer equipment and software	3-5
Furniture and fixtures	5-7
Insulin pump rental equipment	1
Assets under capital leases:
Computer equipment and software	3-5
Furniture and fixtures	5-7

Expenditures for maintenance and repairs are charged to expense as incurred. Major improvements are capitalized. Gains and losses on disposition of property and equipment is included in income as realized. Assets capitalized under capital lease obligations are included in property and equipment balances on the accompanying consolidated balance sheets, and amortization of these assets is included in depreciation expense.

Goodwill and Other Intangible Assets

Under SFAS No. 142, Goodwill and Other Intangible Assets, the Company reviews its goodwill balances for impairment in the fourth quarter of its fiscal year or more frequently if impairment indicators arise. Goodwill is

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined based on valuation techniques using the best information available, such as a multiple of earnings before interest, taxes, depreciation and amortization or discounted cash flow projections. There were no impairment losses recognized for the year ended December 31, 2006 or for the three-month period ended December 31, 2005.

Other intangible assets primarily include customer relationships, trade names, proprietary software, a patent, and a noncompetition agreement. Other intangible assets are recorded at their fair value at the date of acquisition less accumulated amortization, and are amortized over the period of expected benefit.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, including property and equipment and other intangible assets, for impairment whenever circumstances indicate that the carrying amount of the asset may not be recoverable from estimated future cash flows, in accordance with SFAS No. 144. There were no impairment losses recognized for the year ended December 31, 2006 or for the three-month period ended December 31, 2005.

Deferred Financing Costs

Costs incurred related to debt financing have been capitalized and are being amortized over the term of the related loans using the straight-line method, which approximates the effective-interest method. As of December 31, 2006 and 2005, accumulated amortization was $1,886,982 and $384,896, respectively.

Derivative Instruments and Hedging Activities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires the Company to recognize all derivatives on the consolidated balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship based on its effectiveness in hedging against the exposure. Derivatives that are not hedges must be adjusted to fair value through operating results. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through operating results or recognized in other comprehensive loss until the hedged item is recognized in operating results. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

The Company enters into interest rate swap agreements to limit exposure to interest rate fluctuations on the Company’s variable rate long-term debt. The interest rate swap agreements are contracts to exchange variable rate interest payments for fixed interest payments over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The differential paid or received on interest rate swap agreements is recognized in interest expense in the consolidated statements of operations. The related accrued receivable is included in other assets.

The Company has entered into interest rate swap agreements for its First and Second Lien Term Notes (the Term Notes) with Wachovia Bank, National Association (Wachovia) and JPMorgan Chase Bank, N.A. (JPMorgan Chase). The Company has designated these derivative financial instruments as cash flow hedges (i.e., the interest rate swap agreements hedge the exposure to variability in expected future cash flows that is attributable to a particular risk). The total notional amount of the hedging instruments is $250 million or 58% of the $430 million Term Notes outstanding at October 1, 2005; $200 million and $50 million of the notional amount was syndicated to Wachovia and JPMorgan Chase, respectively. The effect of these agreements related to all of the notional amount is to pay fixed, scheduled rates increasing quarterly from 4.14% to 4.8405% through September 30, 2010. The fair value of the interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the counter parties. At December 31, 2006 and 2005, the fair value of the Company’s interest rate

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

swap agreements was assets of $2,188,202 and $621,415, respectively, which is included in other noncurrent assets in the accompanying consolidated balance sheets. For the year ended December 31, 2006 and the three-month period ended December 31, 2005, the interest rate swap resulted in a decrease in interest expense of approximately $1,121,000 and an increase in interest expense of approximately $76,000, respectively. There were no amounts recorded in the statements of operations related to the interest rate swap agreements due to hedge ineffectiveness for the year ended December 31, 2006 or for the three-month period ended December 31, 2005.

Comprehensive Income

The Company’s other comprehensive income is composed of unrealized gains and losses on interest rate swap agreements accounted for as cash flow hedges. This income increased stockholders’ equity by $1,566,787 and $621,415 during the year ended December 31, 2006 and the three-month period ended December 31, 2005, respectively.

Use of Estimates

The preparation of financial statements and the accompanying notes in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2005 consolidated financial statements to conform to the 2006 presentation. These reclassifications had no effect on net loss as previously reported.

Recently Issued Financial Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) ratified the consensus reached by the Emerging Issues Task Force (EITF) on EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) (EITF 06-3). A consensus was reached that entities may adopt a policy of presenting sales taxes in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amount of taxes. EITF 06-3 is effective for periods beginning after December 15, 2006. The Company does not expect the adoption of EITF 06-3 to impact its method for presenting sales taxes in its financial statements.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for and disclosure of uncertainty in tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition associated with tax positions. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that FIN 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company does not anticipate that the adoption of SFAS No. 157 will have a material impact on its financial position, results of operations or cash flows.

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

3.	Business Acquisitions

Purchase of BGM Business

On December 11, 2006, the Company acquired, through its wholly owned subsidiary Sanvita, inventory and certain other assets and assumed certain liabilities from the blood glucose monitoring division of Becton, Dickinson and Company (collectively, the BGM Business). The aggregate purchase price of the assets purchased, net of liabilities assumed, was $19,555,929. The BGM Business conducts a business that develops, manufactures, markets, and distributes blood glucose monitoring meters, test strips, and other glucose monitoring parts and accessories. The transaction expands the Company’s product line offerings and customer base.

At December 31, 2006, the Company has not yet finalized the determination of the fair value for certain assets acquired and, therefore, the allocations of purchase price described below are subject to refinement. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Inventory	$10,078,491
Property and equipment	625,000
Identifiable intangibles	4,080,000
Goodwill	5,731,013

Total assets acquired	20,514,504
Current liabilities assumed	958,575

Net assets acquired	$19,555,929

The fair value of the assets acquired includes the following identifiable intangibles:

	Gross	Weighted-Average
	Carrying	Amortization
	Amount	Period

Customer relationships	$1,440,000	1.8 years
Patent	1,650,000	5 years
Trade names	510,000	3 years
Noncompetition agreement	480,000	4 years

	$4,080,000	3.5 years

The results of operations after the acquisition date are included in the consolidated financial statements. The goodwill value assigned is deductible for tax purposes.

2005 Acquisitions

The Company acquired two companies on October 1, 2005 (as described below), and merged them into a new organization which operates under the name CCS Medical. The transaction created one of the largest direct-to-consumer providers of diabetes and other medical supplies in the United States.

Purchase of Chronic Care Solutions, Inc.

Effective for accounting purposes on October 1, 2005, the Company indirectly acquired all of the outstanding capital stock of CCS. The purchase price, including transaction costs, paid for the capital stock was $351,436,483.

The purchase price of this transaction was allocated to the assets acquired and liabilities assumed based upon their respective fair values. The Company believes that the acquisition of CCS provides and will continue to provide efficiencies and enhance the Company’s ability to compete effectively in complementary product lines. As a result of the CCS acquisition, the Company is more diversified from a product perspective and the Company believes that

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

it has greater resources and increased opportunities for growth and margin expansion. The Company based the net purchase price for the CCS acquisition on historical as well as forecasted performance metrics, which include earnings before interest, taxes, depreciation and amortization and cash flow as well as synergies expected from the combination of CCS and MP Holdings. As a result, a significant portion of the purchase price was based on the expected financial performance of the business and not the value of the identified net assets at the time of the acquisition resulting in a significant amount of the purchase price being allocated to goodwill. The operations of the foregoing acquisition have been included in the accompanying consolidated statements of operations from the date of acquisition.

At December 31, 2005, $10 million was due to the Company from former owners. This amount is included in prepaids and other current assets on the consolidated balance sheet at December 31, 2005 and was paid in March 2006.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Accounts receivable	$25,568,695
Other current assets	16,909,817
Property and equipment	13,739,216
Identified intangibles	34,980,000
Other assets	12,263
Goodwill	280,523,778

Total assets acquired	371,733,769
Current liabilities assumed	(20,297,286)

Net assets acquired	$351,436,483

The fair value of the assets acquired includes the following intangibles:

	Gross	Weighted-Average
	Carrying	Amortization
	Amount	Period

Customer relationships	$22,930,000	4 years
Trade name	10,720,000	20 years
Proprietary software	1,330,000	5 years

	$34,980,000	8.9 years

The goodwill value assigned is not expected to be deductible for tax purposes.

Purchase of MPTC Holdings, Inc.

Effective for accounting purposes on October 1, 2005, the Company indirectly acquired all of the outstanding capital stock of MP Holdings. The purchase price, including transaction costs, paid for the capital stock was $275,118,209.

The purchase price of this transaction was allocated to the assets acquired and liabilities assumed based upon their respective fair values. The Company believes that the acquisition of MP Holdings provides and will continue to provide efficiencies and enhance the Company’s ability to compete effectively in complementary product lines. As a result of the MP Holdings acquisition, the Company is more diversified from a product perspective and the Company believes that it has greater resources and increased opportunities for growth and margin expansion. The Company based the net purchase price for the MP Holdings acquisition on historical as well as forecasted performance metrics, which include earnings before interest, taxes, depreciation and amortization and cash flow as

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

well as synergies expected from the combination of CCS and MP Holdings. As a result, a significant portion of the purchase price was based on the expected financial performance of the business and not the value of the identified net assets at the of the acquisition, resulting in a significant amount of the purchase price being allocated to goodwill. The operations of the foregoing acquisition have been included in the accompanying consolidated statements of operations from the date of acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Accounts receivable	$23,998,591
Other current assets	22,219,719
Property and equipment	7,411,451
Identified intangibles	10,219,456
Other assets	233,676
Goodwill	231,632,107

Total assets acquired	295,715,000
Current liabilities	20,110,785
Other long-term liabilities	486,006

Total liabilities assumed	20,596,791

Net assets acquired	$275,118,209

The fair value of the assets acquired includes the following intangibles:

	Gross	Weighted-Average
	Carrying	Amortization
	Amount	Period

Customer relationships	$9,200,000	2.8 years
Proprietary software	940,000	2 years
Other	79,456	8.3 years

	$10,219,456	2.8 years

The goodwill value assigned is not expected to be deductible for tax purposes.

In connection with the CCS and MP Holdings acquisitions, the Company developed a plan to eliminate duplicative operational and management positions. Within liabilities assumed for both businesses acquired, the Company included a total of $2,643,000 in costs to involuntarily terminate or relocate affected employees. In the year ended December 31, 2006 and the three-month period ended December 31, 2005, the Company paid approximately $2,433,000 and $114,000, respectively, which was charged against this liability.

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

4.	Property and Equipment

Property and equipment consists of the following:

	December 31
	2006	2005

Land	$1,089,000	$1,089,000
Building	2,042,829	1,990,447
Leasehold improvements	1,525,745	1,185,260
Computer equipment and software	6,061,350	7,715,088
Furniture and fixtures	5,986,796	5,329,309
Insulin pump rental equipment	17,634,215	6,955,480
Automobiles	51,590	51,590

	34,391,525	24,316,174
Less accumulated depreciation	(16,219,373)	(3,401,368)

	$18,172,152	$20,914,806

5.	Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following:

	December 31
	2006	2005

Other intangible assets:
Customer relationships	$33,586,300	$32,130,000
Trade names	11,230,000	10,720,000
Proprietary software	2,270,000	2,270,000
Patent	1,650,000	—
Noncompetition agreement	480,000	—
Other	79,456	79,456

	49,295,756	45,199,456
Less accumulated amortization:
Customer relationships	(11,670,484)	(2,306,946)
Trade names	(694,877)	(134,000)
Proprietary software	(920,000)	(184,000)
Patent	(42,389)	—
Noncompetition agreement	(5,000)	—
Other	(11,919)	(2,384)

	(13,344,669)	(2,627,330)

Other intangible assets, net	35,951,087	42,572,126
Goodwill	520,678,279	512,155,885

Goodwill and other intangible assets, net	$556,629,366	$554,728,011

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

Changes in goodwill are as follows:

Balance at October 1, 2005	$—
Acquisitions	512,155,885

Balance at December 31, 2005	512,155,885
Acquisitions	5,731,013
Purchase price allocation adjustments for prior acquisitions	2,791,381

Balance at December 31, 2006	$520,678,279

Estimated future amortization of other intangible assets based on balances existing at December 31, 2006 is as follows:

2007	$11,961,197
2008	8,858,478
2009	5,929,616
2010	1,126,502
2011	685,430
Thereafter	7,389,864

$35,951,087

6.	Long-Term Debt

Long-term debt and other obligations consist of the following:

	December 31
	2006	2005

First lien term note	$316,800,000	$320,000,000
Second lien term note	110,000,000	110,000,000
Unsecured note payable	59,279,234	51,755,139
First lien revolving credit loan	13,500,000	2,000,000

	499,579,234	483,755,139
Less current portion	3,200,000	3,200,000

	$496,379,234	$480,555,139

Net loan proceeds were used to fund the acquisitions of CCS and MP Holdings (see Note 3), working capital requirements, and integration costs associated with these acquisitions.

The Company’s first lien credit facility, with several financial institutions, provides for $320,000,000 in first lien term notes and a $50 million revolving loan commitment. Borrowings under the revolving loan are subject to certain requirements specified in the agreement. Borrowings under this facility are collateralized by substantially all of the assets of the Company.

Interest is payable on the first lien term loan and revolving credit loan, at the Company’s option, at either a base rate (prime) plus an initial margin of 2.25% or LIBOR plus an initial margin of 3.25%. Beginning May 2006, the margins on the revolving credit loan alternatively are a range of 1% to 1.5% for prime rate borrowings and 2% to 2.5% for LIBOR borrowings, depending on certain financial ratios as indicated by the Company’s financial statements submitted in accordance with the agreement. The first lien term loan bears interest at LIBOR plus 3.25%, or 8.62%, at December 31, 2006 and 7.78% at December 31, 2005. The prime-based revolving credit loan bears interest at prime plus 1.5%, or 9.75%, at December 31, 2006. The LIBOR-based revolving credit loan bears

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

interest at LIBOR plus 2.5%, or 7.85% at December 31, 2006 and LIBOR plus 3.25%, or 6.59%, at December 31, 2005.

The first lien term loan was payable in monthly interest installments through December 31, 2005, and quarterly interest installments commencing March 31, 2006 through September 30, 2012. Principal is payable in quarterly installments of $800,000 commencing March 31, 2006, with the remaining balance payable at maturity on September 30, 2012. The first lien revolving credit loan is payable in monthly interest installments, with all unpaid interest and principal due at maturity on September 30, 2012. The first lien revolving credit loan has a quarterly commitment fee equal to the annual rate of 0.375% to 0.5% of the unused balance.

The Company’s second lien credit facility, with several financial institutions, provides for $110,000,000 in second lien term loans. Borrowings under this facility are collateralized by substantially all of the assets of the Company.

Interest is payable monthly on the second lien term loan, at the Company’s option, at either a base rate (prime) plus a margin of 7% or LIBOR plus a margin of 8%. The second lien term loan bears interest at LIBOR plus 8%, or 13.37%, at December 31, 2006 and 12.53% at December 31, 2005. All unpaid principal and interest is payable at maturity on March 30, 2013.

The Company has an unsecured note payable with a financial institution bearing interest at 14%. All unpaid principal is payable at maturity on September 30, 2013. Prior to September 30, 2010, interest on the outstanding principal amount may, at the option of the Company, be paid in cash or in kind in the form of an increase in the outstanding principal amount. Thereafter, interest is payable semiannually in arrears commencing March 31, 2011. Accrued interest was $9,279,234 and $1,755,139 as of December 31, 2006 and 2005, respectively, and was reclassified to principal.

The Company’s credit agreements contain various restrictive covenants, including the maintenance of certain financial ratios, and restrictions regarding certain activities such as additional indebtedness, sale of assets, investments, mergers and consolidations, and the payment of dividends. The Company has both performance risk exposure and market risk exposure to interest rates due to its interest-bearing debt obligations. The Company is highly leveraged, in a period of rising interest rates, with a significant portion of its debt subject to variable interest rates. In the event of a financial performance covenant violation, the Company has various mechanisms to cure. If the event of default is not cured, payment of the outstanding loan balance could be accelerated. The Company was in compliance with all financial covenants as of December 31, 2006.

Principal payments required on long-term debt (based on an in-kind interest accrual only through December 31, 2006) for the next five years and thereafter were as follows at December 31, 2006:

2007	$3,200,000
2008	3,200,000
2009	3,200,000
2010	3,200,000
2011	3,200,000
Thereafter	483,579,234

$499,579,234

7.	Commitments and Contingencies

Leases

The Company leases office space, office equipment, furniture and fixtures, and computer equipment under various operating and capital leases. Rent expense was $4,886,000 and $1,031,000 for the year ended December 31,

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

2006 and for the three-month period ended December 31, 2005, respectively. Future lease commitments under noncancelable operating and capital leases are as follows:

Year Ending December 31	Operating	Capital

2007	$4,842,210	$208,122
2008	4,244,203	57,275
2009	2,168,991	14,400
2010	1,180,738	14,400
2011	1,020,170	14,400
Thereafter	—	31,200

	13,456,312	339,797
Less interest portion	—	48,552

	$13,456,312	$291,245

Letters of Credit

The first lien credit facility allows for the issuance of letters of credit. At December 31, 2006 and 2005, the Company had $967,000 and $217,000 outstanding for letters of credit issued under this agreement, respectively.

Employment Agreements

The Company is party to employment agreements with several of its employees that provide for annual base salaries, targeted bonus levels, severance pay under certain conditions and certain other benefits.

8.	Retirement Plan

The Company sponsors a 401(k) plan for substantially all employees. This plan was the result of merging together in 2006 the 401(k) plans of CCS and MP Holdings Certain changes were made from the predecessor plans that will affect expense to the Company in the future. The Company’s matching contribution to plan participants for the year ended December 31, 2006 and for the three-month period ended December 31, 2005 was $753,000 and $223,000, respectively.

9.	Preferred Stock

Series A Convertible Preferred Stock

The Company’s amended and restated certificate of incorporation provides that up to 200,000 shares of Series A Convertible Preferred Stock (the Preferred Stock) may be issued. The holders of the Preferred Stock are entitled to receive dividends per share equal to 8% per year, compounded quarterly, of the Stated Value (as defined in the Restated Certificate of Incorporation of the Company). The liquidation preference of the Preferred Stock is equal to the Stated Value per share plus all accrued and unpaid dividends in respect of the Preferred Stock. The holders of the Preferred Stock may elect, in lieu of payment of accrued and unpaid dividends, to receive distributions of the remaining assets and funds of the Company available for distribution to its stockholders after the payment of all other preferential amounts required to be paid to the holders of the Preferred Stock upon a liquidation, dissolution, or winding up of the Company, or in the event of the merger or consolidation of the Company into or with another corporation, the merger or consolidation of any other corporation into or with the Company, or the sale, conveyance, or lease of all or substantially all the assets of the Company. In the event of a qualified public offering (as defined by the amended and restated certificate of Incorporation of the Company) or an affirmative vote of the holders of at least a majority of the outstanding shares of Preferred Stock, each share of Preferred Stock automatically converts into the greater of (1) the Stated Value, plus accrued and unpaid dividends or (2) the sum of the numbers of shares of Common Stock that the Preferred Stock is convertible into based on the

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

then-effective Conversion Rate (the value of which shall be based upon the market price) and the Stated Value. Conversion shall be payable at the election of the holders of a majority of the Preferred Stock either in cash, in shares of common stock valued at the Market Price, or any combination of the foregoing. Because the holders of the majority of the outstanding shares of Preferred Stock by affirmative vote can convert their shares into cash, the Company has classified the Preferred Stock outside of equity. The redemption price of the Preferred Stock is Stated Value per share plus all accrued but unpaid dividends in respect to the Preferred Stock. The Preferred Stock is recorded at its redemption value. The redemption rights terminate and the Preferred Stock automatically converts upon an initial public offering or other event, as defined in the Restated Certificate of Incorporation of the Company. In connection with this filing of a registration statement on Form S-1, the Company restated its balance sheets at December 31, 2006 and 2005 and its statements of changes in Series A convertible preferred stock and stockholders’ deficit for the year ended December 31, 2006 and the three-month period ended December 31, 2005 by reclassifying previously reported accrued preferred dividends of $17,242,305 and $3,240,000 at December 31, 2006 and 2005, respectively, to Series A convertible preferred stock. In addition, the par value of previously reported Series A convertible preferred stock of $1,733 and $1,620 and additional paid-in capital of $156,468,376 and $158,758,380 at December 31, 2006 and 2005, respectively, were reclassified to Series A convertible preferred stock. These reclassifications were recorded in order to record the Series A convertible preferred stock at redemption value. These reclassifications decreased Stockholders equity as previously reported by $173,620,218 and $162,000,000 at December 31, 2006 and 2005, respectively. These reclassifications had no effect on net loss, net loss attributable to common stock, earnings per share or cash flows as previously reported. At December 31, 2006, the ratio at which the Preferred Stock converts to Common Stock is 1 to 73.565.

Each issued and outstanding share of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which each such share of Preferred Stock is convertible at the Conversion Rate in effect on the date of such vote. The holders of Preferred Stock have the exclusive right, voting separately as a class, to elect up to four directors.

To the extent not paid, dividends on the Preferred Stock accumulate, whether or not declared. At December 31, 2006 and 2005, cumulative unpaid dividends were $17,242,305, or $99.51 per share, and $3,240,000, or $20.00 per share, respectively, and are included in Series A convertible preferred stock, at redemption value, in the accompanying consolidated balance sheets. Our primary stockholder, Warburg Pincus Private Equity IX, L.P. held 99% of the outstanding Preferred Stock at December 31, 2006 and 2005. As described in Note 6, the Company’s credit agreements contain covenants restricting the payment of dividends, including those earned on the Preferred Stock.

Restricted Preferred Stock

In connection with the acquisition of MP Holdings, unvested options granted to certain employees of MP Holdings were expected to be converted into options of a subsidiary of MP Holdings. Prior to and in lieu of granting those options, management decided to grant restricted preferred stock of the Company. As of December 31 2005, no options or restricted preferred stock were outstanding, and therefore no expense relating to the options or restricted preferred stock was recorded for the three-month period ended December 31, 2005.

During the year ended December 31, 2006, the rollover restricted preferred stock was granted to certain employees, formerly of MP Holdings, who previously held unvested options in MP Holdings. As a condition of the grant, holders of the rollover restricted preferred stock granted to the Company’s majority equity investor, their irrevocable proxy. The value of these shares is charged to compensation expense over vesting periods of one to five years. Upon vesting in 2006, 51 shares of restricted preferred stock at a fair value of $1,000 per share were repurchased to satisfy applicable tax withholding requirements. During the year ended December 31, 2006, total compensation expense recognized relating to the rollover restricted preferred stock agreements was $277,000. Additionally, compensation expense related to prior service of $244,000 was recorded as an adjustment to purchase price through goodwill. Compensation cost related to nonvested rollover restricted preferred stock not yet recognized is $335,000 and is expected to be recognized over a weighted-average period of 2.1 years.

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

A summary of unvested rollover restricted preferred stock transactions is as follows:

		Weighted-Average
	Number of	Grant Date Fair
	Shares	Value Per Share

Unvested at January 1, 2006	—	—
Granted on May 1, 2006	1,545	$840.00
Vested	(177)	$840.00
Forfeited	(516)	$840.00

Unvested at December 31, 2006	852	$840.00

10.	Stockholders’ Deficit

Reverse Stock Split

In June 2006, the Company effected a 1000-for-1 reverse stock split. Accordingly, all share amounts have been retroactively adjusted to give effect to this event.

Stock Incentive Plan

Certain employees and directors are eligible to receive awards of restricted common stock shares, restricted preferred stock shares, options or other stock-based awards under the Company’s stock incentive plan. As a condition of grant under the stock incentive plan, holders of restricted common and preferred stock grant to the Company’s majority equity investor their irrevocable proxy. The total number of shares of common stock reserved and available for delivery with awards under the plan other than rollover restricted preferred stock is 24,680. The terms of the restrictions and the awards are at the sole discretion of the Board of Directors or such other committee appointed by the Board of Directors. During the year ended December 31, 2006, 19,172 restricted common stock shares were granted with a grant date fair value of $15.00 per share. The Company utilized an unrelated valuation specialist to assist in determining the fair value of common and preferred stock. For the 10,061 shares with a time vesting, the value of the shares is charged to expense over vesting periods of three to four years. For the 9,111 shares with a performance vesting, the value of the shares is charged to expense when performance achievement is probable. During the year ended December 31, 2006, $86,000 and $0 was charged to compensation expense for the restricted common stock shares with time vesting and performance vesting, respectively. Compensation cost related to nonvested time vesting restricted common stock not yet recognized is $65,000 and is expected to be recognized over a weighted-average period of 1.5 years. Compensation cost related to nonvested performance vesting restricted common stock that could be recognized in the future when performance achievement is probable is $137,000. Performance vesting restricted common stock vest upon a change in control based upon the rate of return achieved by the Company’s primary stockholder.

A summary of unvested restricted common stock transactions is as follows:

		Weighted-Average
	Number of	Grant Date Fair
	Shares	Value Per Share

Unvested at January 1, 2006	—	—
Granted on March 16, 2006	1,898	$15.00
Granted on October 16, 2006	17,274	$15.00
Vested	(3,025)	$15.00
Forfeited	—	—

Unvested at December 31, 2006	16,147	$15.00

The Company granted 2,310 stock options under the plan in 2006 with an exercise price of $15.00 per share, which was equal to the fair value of the stock at date of grant, and a term of 10 years. Of the total options granted in

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

2006, 1,209 options have time vesting periods of three to four years, while the remaining 1,101 vest according to Company performance provisions as specified in the plan.

The Company believes that the Black-Scholes valuation model provides a reasonable estimate of the fair value of the Company’s stock options. The following assumptions were used for the year ended December 31, 2006: (1) risk-free interest rate of 4.34%; (2) no dividend yield; (3) expected term of 6.25 years; and (4) volatility of 30%. The Company based its estimate of expected volatility on the historical volatility of similar entities whose share prices are publicly available. Since the Company’s common stock is not publicly traded, the expected volatility was estimated on the historical volatility of certain publicly-traded peer companies. Management used the “shortcut method” (as defined in SFAS No. 123R) to determine the expected term of outstanding options.

During the year ended December 31, 2006, $6,000 and $0 was charged to compensation expense for the options with time vesting and performance vesting, respectively. Compensation cost related to nonvested time vesting options not yet recognized is $5,000 and is expected to be recognized over a weighted-average period of 1.5 years. Compensation cost related to nonvested performance vesting options that could be recognized in the future when performance achievement is probable is $6,000. Performance vesting options vest upon a change in control based upon the rate of return achieved by the Company’s primary stockholder.

There was no aggregate intrinsic value of outstanding or exercisable stock options at December 31, 2006.

The following table summarizes information about stock options outstanding under the plan:

		Weighted-	Outstanding
		Average	Weighted-Average
	Number of	Exercise Price	Remaining
	Shares	Per Share	Contractual Life

Options outstanding at October 1, 2005	—	—	—
Forfeited during 2005	—	—	—
Granted during 2005	—	—	—
Exercised during 2005	—	—	—
Options outstanding at December 31, 2005	—	—	—
Forfeited during 2006	—	—	—
Granted on August 1, 2006	2,210	$15.00	8.75 years
Granted on October 7, 2006	100	$15.00	9.77 years
Exercised during 2006	—	—	—

Options outstanding at December 31, 2006	2,310	$15.00	8.79 years

Options exercisable at December 31, 2006	277	$15.00	8.75 years

Available for grant at December 31, 2006	3,198

A summary of unvested stock option transactions is as follows:

		Weighted-Average
	Number of	Grant Date Fair
	Options	Value Per Option

Unvested at January 1, 2006	—	—
Granted	2,310	$5.88
Vested	(277)	$5.88
Forfeited	—	—

Unvested at December 31, 2006	2,033	$5.88

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

11.	Income Taxes

The components of income taxes are as follows:

		For the
	For the	Three-Month
	Year Ended	Period Ended
	December 31,	December 31,
	2006	2005

Current	$—	$—
Deferred	3,639,172	985,683

Total	$3,639,172	$985,683

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company’s net deferred income taxes are as follows:

	December 31
	2006	2005

Deferred tax assets:
Accounts receivable	$11,036,494	$14,897,285
Inventories	89,829	153,208
Other	3,657,718	1,322,013
Federal and state net operating losses	16,646,858	6,496,138
Tax credits	63,536	63,536

Total deferred tax assets	31,494,435	22,932,180
Deferred tax liabilities:
Property and equipment	(481,981)	(466,698)
Derivative financial instruments	(821,670)	(233,186)
Other	(350,634)	(103,166)
Intangible assets	(6,612,223)	(5,822,542)

Total deferred tax liabilities	(8,266,508)	(6,625,592)
Valuation allowance for deferred tax assets	(27,852,782)	(17,292,271)

Net deferred tax liability	$(4,624,855)	$(985,683)

SFAS No. 109, Accounting for Income Taxes, requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management determined a valuation allowance of $13,993,950 was necessary against the entire balance of acquired deferred tax assets, net of reversing deferred tax liabilities of CCS and MP Holdings at October 1, 2005. Management has also determined that a valuation allowance of $27,852,782 is needed against the entire deferred tax assets at December 31, 2006, net of reversing deferred tax liabilities, resulting in an increase of $10,560,511 for the valuation allowance for the current period. In a future period, if the Company determines that a valuation allowance is no longer needed, recognition of tax benefits for the reduction of the valuation allowance would be made to reduce income tax expense. However, the recognition of any future tax benefit resulting from the reduction of the $13,993,950 valuation allowance associated with the purchase of CCS and MP Holdings would be recorded as a reduction of goodwill.

At December 31, 2006 and 2005, the Company has available federal net operating loss carryforwards of $45,132,072 and $16,850,443, respectively, which expire in 2024 through 2026. Approximately $16 million of the

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

Company’s federal net operating loss carryovers are subject to the limitations of section 382 of the Internal Revenue Code; however, the Company does not expect such limitations to affect its utilization thereof. The Company also has substantial state net operating loss carryforwards that are accounted for in the deferred tax assets reflected above.

The effective tax expense (benefit) rate differs from the statutory U.S. federal income tax rate as a result of the following:

		For the
	For the	Three-Month
	Year Ended	Period Ended
	December 31,	December 31,
	2006	2005

Statutory federal rate	(34.00)%	(34.00)%
State rate net of federal benefit	(3.55)	(3.55)
Nondeductible high yield interest	3.31	2.52
Other nondeductible expenses	0.57	0.75
Valuation allowance	49.39	47.54

Effective rate	15.72%	13.26%

12.	Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and Cash Equivalents

The Company periodically maintains cash balances in excess of the Federal Deposit Insurance Corporation’s insured limit of $100,000. The amounts uninsured at December 31, 2006 were $4,042,000 and $7,146,808 at December 31, 2005.

Accounts Receivable/Revenues

The Company generally does not require collateral or other security in extending credit to customers; however, the Company’s direct-to-consumer segment routinely obtains assignment of (or is otherwise entitled to receive) benefits receivable under the health insurance programs, plans, or policies of customers. Included in the Company’s net revenues is reimbursement from the Medicare program, which aggregated to approximately 52% and 55% of net revenues for the year ended December 31, 2006 and the three-month period ended December 31, 2005, respectively.

Major Suppliers

Approximately 57% of the purchases made by the Company for the year ended December 31, 2006 were made from five major suppliers. Amounts payable to these suppliers as of December 31, 2006 total $10,285,000.

13.	Segment Information

With the acquisition of the BGM Business on December 11, 2006 (see Note 3), the Company has two reportable segments: direct-to-consumer and business-to-business. Prior to the acquisition of the BGM Business, the Company had one reportable segment. These segments have separate financial information that is evaluated by senior management. The direct-to-consumer segment primarily provides direct mail of diabetes testing supplies and related products, as well as prescription medications to patients suffering from diabetes and related chronic diseases. This segment also includes direct mail of product supplies for urology, ostomy, incontinence, wound, and

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

respiratory care. The business-to-business segment provides diabetes testing supplies and related products on a wholesale basis to providers and distributors.

The operating, selling, general, and administrative resources of the direct-to-consumer and business-to-business segments are combined to achieve economies across the Company’s businesses. Additionally, interest expense and income taxes are not allowed to the segments. Management evaluates the segments based on net revenues and cost of goods sold, separately evaluating the selling, general, and administrative expenses and depreciation and amortization in total.

Information concerning the operations in these reportable segments is as follows:

For the Year Ended
December 31,
2006

Net revenues:
Direct-to-consumer	$426,907,703
Business-to-business	5,522,288

Total consolidated	$432,429,991

Cost of goods sold:
Direct-to-consumer	$243,042,309
Business-to-business	1,725,102

Total consolidated	$244,767,411

Additions to long-lived assets:
Direct-to-consumer	$12,411,997
Business-to-business	10,436,013

Total consolidated	$22,848,010

As of December 31,
2006

Total assets:
Direct-to-consumer	$626,139,866
Business-to-business	18,653,611
Corporate headquarters	32,833,557

Total consolidated	$677,627,034

An intercompany receivable of $13.8 million, due from the business-to-business segment to the direct-to-consumer segment, is eliminated during consolidation. This intercompany receivable is primarily due to the acquisition cost and has been excluded from total assets of the direct-to-consumer segment in the above table. Intersegment sales, valued at retail prices, of $758,000 have been eliminated for the period presented. The Company does not organize its segments geographically, as its products are sold throughout the United States.

In the business-to-business segment, two customers individually accounted for greater than 10% of total revenues and represented 36% of total revenues for the year ended December 31, 2006. No other customer accounted for more than 10% of total revenues during the year.

Chronic Care Solutions Holding, Inc.

Notes to Consolidated Financial Statements — (Continued)

14.	Net Loss Per Common Share

The following table represents the computation of basic and diluted loss per common share as required by SFAS No. 128, Earnings Per Share:

		For the
	For the	Three-Month
	Year Ended	Period Ended
	December 31,	December 31,
	2006	2005

Net loss attributable to common stock	$(40,784,030)	$(11,655,348)
Weighted common shares outstanding(1)	744	—

Basic net loss per common share	$(54,817)	$—

Effect of dilutive securities:
Preferred stock	—	—
Stock options	—	—

Diluted weighted common shares outstanding	744	—

Diluted net loss per share of common stock	$(54,817)	$—

(1)	Common shares outstanding as of December 31, 2005 were subject to a reverse stock split in June 2006, resulting in fractional shares of .01 common shares outstanding on a converted basis. The Company paid cash in lieu of issuing fractional shares, which reduced the common shares outstanding on December 31, 2005 to zero.

Basic net loss per common share is computed using net loss and the basic weighted-average number of common shares outstanding during the period. Diluted net loss per common share excludes the anti-dilutive effect of the conversion of preferred stock to common stock, and unvested restricted preferred stock awards of approximately 12,260,000 and 11,016,000 during the year ended December 31, 2006 and the three-month period ended December 31, 2005, respectively.

15.	Current Assets and Current Liabilities

Prepaids and other current assets consist of the following:

	December 31
	2006	2005

Prepaids	$1,824,902	$2,145,501
Due from former owners (see note 3)	—	10,000,000
Other	2,746,946	3,545,215

	$4,571,848	$15,690,716

Accounts payable and accrued expenses consist of the following:

	December 31
	2006	2005

Accounts payable	$25,313,537	$28,880,910
Accrued compensation and benefits	4,626,699	6,854,619
Other	2,428,591	2,796,189

	$32,368,827	$38,531,718

16.	Subsequent Event

Effective April 17, 2007, the Company changed its name to CCS Medical Holdings, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Chronic Care Solutions, Inc.

We have audited the accompanying consolidated balance sheets of Chronic Care Solutions, Inc. (Chronic Care Solutions) as of September 30, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ (deficit) equity, and cash flows for each of the two years in the period ended September 30, 2005. Our audits also included the financial statement schedule included in the Registration Statement as Schedule II. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chronic Care Solutions, Inc. at September 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the two years in the period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/  Ernst & Young LLP
Certified Public Accountants

Tampa, Florida
April 7, 2006,
except for Notes 13 and 14, as to which the date is
April 19, 2007

Chronic Care Solutions, Inc.

Consolidated Statements of Operations

	Year Ended September 30,
	2005	2004

Net revenues	$191,593,568	$112,141,722
Costs and expenses:
Cost of goods sold (exclusive of rental equipment depreciation included below, see Note 2)	111,286,520	62,512,116
Operating, selling, general and administrative expenses	52,107,516	32,045,415
Provision for uncollectible accounts	18,733,427	3,429,981
Depreciation expense	11,478,305	4,000,310
Amortization expense	3,599,952	1,133,613

(Loss) income from operations	(5,612,152)	9,020,287
Interest expense	22,053,233	15,029,957
Other (income) expense, net	(1,710)	58,270

Loss before income tax benefit	(27,663,675)	(6,067,940)
Income tax expense (benefit)	586,633	(2,227,522)

Net loss	(28,250,308)	(3,840,418)
Preferred stock dividends	(6,706,073)	(3,772,830)

Net loss attributable to common stock	$(34,956,381)	$(7,613,248)

Weighted-average number of common shares outstanding:
Basic and diluted	3,141,479	1,487,385

Net loss per share attributable to common stock:
Basic and diluted	$(11.13)	$(5.12)

See accompanying notes.

Chronic Care Solutions, Inc.

Consolidated Balance Sheets

	September 30,
	2005	2004

Assets
Current assets:
Cash	$6,672,316	$1,364,161
Restricted cash	—	6,109,788
Accounts receivable, net of allowance for uncollectible accounts of $23,204,000 and $4,927,000 at September 30, 2005 and 2004, respectively	25,568,695	35,205,749
Inventories	7,141,621	7,554,125
Prepaids and other current assets	4,083,536	1,740,176
Deferred taxes	2,767,528	3,123,991

Total current assets	46,233,696	55,097,990
Property and equipment, net	14,222,711	13,657,398
Deposits and other noncurrent assets	252,263	12,263
Direct-response advertising, net	2,144,621	4,252,130
Deferred financing costs, net	5,932,569	7,189,100
Intangibles, net	7,754,435	11,354,387
Goodwill	141,361,744	138,791,503

Total assets	$217,902,039	$230,354,771

Liabilities and stockholders’ (deficit) equity
Current liabilities:
Accounts payable and accrued expenses	$22,498,223	$15,732,730
Current maturities of long-term debt	8,750,000	7,750,000
Current maturities of capital lease obligations	—	254,712

Total current liabilities	31,248,223	23,737,442
Deferred taxes	6,572,668	2,918,090
Due to stockholders	9,758,331	3,052,258
Long-term debt, less current maturities	186,076,479	182,257,659
Other long-term liabilities	813,697	—

Total liabilities	234,469,398	211,965,449
Stockholders’ (deficit) equity:
Common stock, $.001 par, 7,803,528 shares authorized, 3,211,156 and 3,214,156 shares issued and outstanding, respectively	3,211	3,214
Preferred stock	3,309	3,309
Additional paid-in-capital	13,422,607	20,128,977
Retained deficit	(29,996,486)	(1,746,178)

Total stockholders’ (deficit) equity	(16,567,359)	18,389,322

Total liabilities and stockholders’ (deficit) equity	$217,902,039	$230,354,771

See accompanying notes.

Chronic Care Solutions, Inc.

Consolidated Statements of Changes in Stockholders’ (Deficit) Equity

																	Total
															Additional	Retained	Stockholders’
	Common Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock		Series A-4 Preferred Stock		Series A-5 Preferred Stock		Series B-1 Preferred Stock		Paid-In	(Deficit)	(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Equity

Balance at September 30, 2003	900,000	$900	547,059	$547	194,119	$194	158,822	$159	—	$—	—	$—	190,000	$190	$34,745,921	$2,094,240	$36,842,151
Capital contributions:
Common stock	2,520,880	2,521	—	—	—	—	—	—	—	—	—	—	—	—	249,567	—	252,088
Preferred stock:
Series A-4	—	—	—	—	—	—	—	—	88,215	88	—	—	—	—	2,491,103	—	2,491,191
Series A-5	—	—	—	—	—	—	—	—	—	—	2,336,665	2,337	—	—	53,740,958	—	53,743,295
Repurchase and retirement of:
Common stock	(206,724)	(207)	—	—	—	—	—	—	—	—	—	—	—	—	(5,504,369)	—	(5,504,576)
Preferred stock:
Series A-1	—	—	(29,412)	(29)	—	—	—	—	—	—	—	—	—	—	(882,331)	—	(882,360)
Series A-2	—	—	—	—	(10,437)	(10)	—	—	—	—	—	—	—	—	(485,832)	—	(485,842)
Series A-3	—	—	—	—	—	—	(158,822)	(159)	—	—	—	—	—	—	(4,764,501)	—	(4,764,660)
Series A-4	—	—	—	—	—	—	—	—	(3,053)	(3)	—	—	—	—	(86,214)	—	(86,217)
Series B-1 contingent	—	—	—	—	—	—	—	—	—	—	—	—	(5,000)	(5)	(495)	—	(500)
Payment of special common stock dividend	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(55,602,000)	—	(55,602,000)
Accrued preferred dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,772,830)	—	(3,772,830)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,840,418)	(3,840,418)

Balance at September 30, 2004	3,214,156	3,214	517,647	518	183,682	184	—	—	85,162	85	2,336,665	2,337	185,000	185	20,128,977	(1,746,178)	18,389,322
Repurchase and retirement of common stock	(3,000)	(3)	—	—	—	—	—	—	—	—	—	—	—	—	(297)	—	(300)
Accrued preferred dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,706,073)	—	(6,706,073)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(28,250,308)	(28,250,308)

Balance at September 30, 2005	3,211,156	$3,211	517,647	$518	183,682	$184	—	$—	85,162	$85	2,336,665	$2,337	185,000	$185	$13,422,607	$(29,996,486)	$(16,567,359)

See accompanying notes.

Chronic Care Solutions, Inc.

Consolidated Statements of Cash Flows

	Year Ended September 30,
	2005	2004

Operating activities
Net loss	$(28,250,308)	$(3,840,418)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	11,478,305	4,000,310
Amortization of intangibles	3,599,952	1,133,613
Amortization and write-off of deferred financing costs	1,261,502	4,664,196
Amortization of direct-response advertising	2,598,097	3,113,721
In-kind interest	3,310,013	1,998,513
Change in value of put option	813,697	—
Deferred taxes	4,011,041	(2,205,002)
Provision for uncollectible accounts	18,733,427	3,429,981
Change in operating assets and liabilities:
Accounts receivable	(9,096,373)	(23,286,445)
Inventories	412,504	3,374,061
Prepaids and other current assets	(2,343,360)	(632,362)
Direct response advertising	(490,588)	(3,309,994)
Accounts payable and accrued expenses	6,765,493	(2,260,242)

Net cash provided by (used in) operating activities	12,803,402	(13,820,068)
Investing activities
Purchases of property and equipment	(12,043,618)	(6,772,156)
Purchases of businesses, net of cash acquired	(2,570,241)	(126,182,580)
Change in deposits and other noncurrent assets	(240,000)	1,000

Net cash used in investing activities	(14,853,859)	(132,953,736)
Financing activities
Payment of deferred financing costs	(4,971)	(11,422,796)
Proceeds from long-term debt	9,258,807	200,501,849
Principal repayments on long-term debt	(7,750,000)	(19,713,379)
Repayments on capital lease obligations	(254,712)	(212,515)
Issuance of common stock	—	250,324
Issuance of Series A-4 preferred stock	—	1,992,981
Issuance of Series A-5 contingent preferred stock	—	53,743,295
Repurchase and retirement—common stock	(300)	(5,504,576)
Repurchase and retirement—Series A-1 preferred stock	—	(882,360)
Repurchase and retirement—Series A-2 preferred stock	—	(485,842)
Repurchase and retirement—Series A-3 preferred stock	—	(4,764,660)
Repurchase and retirement—Series A-4 preferred stock	—	(86,217)
Repurchase and retirement—Series B-1 contingent preferred stock	—	(500)
Distributions to stockholders	—	(59,442,336)
Decrease (increase) in restricted cash	6,109,788	(6,109,788)

Net cash provided by financing activities	7,358,612	147,863,480

Net increase in cash	5,308,155	1,089,676
Cash at beginning of year	1,364,161	274,485

Cash at end of year	$6,672,316	$1,364,161

Continued on next page.

Chronic Care Solutions, Inc.

Consolidated Statements of Cash Flows — (Continued)

	Year Ended September 30,
	2005	2004

Supplemental disclosures of cash flow information
Cash paid for interest	$14,093,614	$8,065,322

Cash paid for income taxes	$—	$279,981

Supplemental schedule of noncash financing activities
Current year accrued but unpaid dividends	$6,706,073	$3,052,258

Supplemental schedule of noncash investing activities
Purchase of Key Med, Inc.:
Total consideration	$—	$6,792,494
Fair value of tangible assets acquired	—	(999,685)
Liabilities assumed	—	985,139

Cost in excess of net tangible assets acquired and intangible assets	$—	$6,777,948

Purchase of Secure Care Medical, Inc.:
Total consideration	$—	$7,266,505
Fair value of tangible assets acquired	—	(8,488,850)
Liabilities assumed	—	5,778,839

Cost in excess of net tangible assets acquired and intangible assets	$—	$4,556,494

Purchase of Medical Express Depot, Inc.:
Total consideration	$—	$9,135,107
Fair value of tangible assets acquired	—	(3,502,600)
Liabilities assumed	—	3,284,729

Cost in excess of net tangible assets acquired and intangible assets	$—	$8,917,236

Purchase of DSC division of Matria Healthcare, Inc.:
Total consideration	$—	$104,373,788
Fair value of tangible assets acquired	—	(9,107,378)
Liabilities assumed	—	1,697,182

Cost in excess of net tangible assets acquired and intangible assets	$—	$96,963,592

See accompanying notes.

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements
September 30, 2005

1.	Description of Business and Basis of Consolidation

Description of Business

Chronic Care Solutions, Inc. (Chronic Care Solutions or the Company) is a national direct-to-consumer, mail-order medical and pharmacy supply company based in Clearwater, Florida, that serves patients with chronic diseases throughout the United States, Washington, D.C. and Puerto Rico. The Company and its wholly-owned subsidiaries, DEGC Enterprises (U.S.), Inc. (DEGC), Key Med, Inc. (Key Med), Secure Care Medical, Inc. (Secure Care), and Medical Express Depot, Inc. (Medical Express) operate under the name CCS Medical. Chronic Care Solutions, DEGC, Key Med, Secure Care, Medical Express, and CCS Medical are collectively referred to as the Company. Effective for accounting purposes on October 1, 2005, all of the Company’s outstanding capital stock was indirectly acquired by Chronic Case Solutions Holding, Inc. (see Note 15).

Basis of Consolidation

The consolidated financial statements include the accounts of Chronic Care Solutions, DEGC, Key Med, Secure Care, and Medical Express. All intercompany balances and transactions have been eliminated.

2.	Summary of Significant Accounting Policies

Restricted Cash

Restricted cash at September 30, 2004, relates to funds held in escrow which could only be utilized to fund integration expenses for one of the Company’s acquisitions. To the extent such funds were not utilized for integration expenses by December 31, 2005, any remaining balance in the escrow account was to be utilized to reduce the principal balance of the Company’s senior term loans in accordance with the Company’s credit facility. Prior to December 31, 2005, the Company used the escrowed amount to fund integration expenses.

Accounts Receivable

Accounts receivable are comprised of amounts due from customers and third-party payors. The Company values its receivables at the net amount it expects to receive from its customers and third-party payors. Credit is extended to the Company’s customers and collateral is not required. Additions to the allowance for doubtful accounts are made by means of the provision for bad debts. Accounts receivable are written off after collection efforts have been followed in accordance with the Company’s policies. Accounts written off as uncollectible are deducted from the allowance, and subsequent recoveries are added.

The provision for bad debts is based upon management’s assessment of historical and expected net collections, business and economic conditions within the markets in which the Company operates, and other collection indicators.

Inventories

Inventories consist primarily of diabetic, respiratory, and ostomy supplies and pharmaceuticals, and are recorded at the lower of cost (first-in, first-out method) or market.

Property and Equipment

Property and equipment acquired in business combinations are recorded at fair market value at acquisition, and other property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements — (Continued)

methods over the useful lives of the related assets. Leasehold improvements are amortized over the shorter of their useful life or lease life. The estimated useful lives of the various tangible assets are as follows:

Automobiles	5 to 7 years
Computer equipment	3 to 5 years
Furniture and fixtures	5 to 7 years
Insulin pump rental equipment	1 year

Expenditures for maintenance and repairs are charged to expense as incurred. Major improvements are capitalized. Gains and losses on disposition of property and equipment are included in income as realized. Assets capitalized under capital lease obligations are included in property and equipment balances on the accompanying consolidated balance sheets, and amortization of these assets is included in depreciation expense.

Direct-Response Advertising

In accordance with Statement of Position (SOP) 93-7, Reporting on Advertising Costs, direct-response advertising and related costs for the Company’s diabetic supply business line are capitalized and amortized to selling, general and administrative expenses over the estimated life of a customer estimated as of the beginning of the applicable fiscal year (37.75 months and 34.75 months for each of the years ended September 30, 2005 and 2004, respectively). Management assesses the realizability of the amounts of direct-response advertising costs reported as assets at each balance sheet date by comparing the carrying amount of such assets to the probable remaining future net benefits expected to result directly from such advertising.

The Company incurred and capitalized direct-response advertising, primarily television and direct mail advertising, of $490,588 and $3,309,994 for the years ended September 30, 2005 and 2004, respectively. As of September 30, 2005 and 2004, accumulated amortization was $10,221,731 and $7,623,634, respectively. A total of $2,598,097 and $3,113,721 of direct-response advertising was amortized to expense for the years ended September 30, 2005 and 2004, respectively.

Deferred Financing Costs

Costs incurred related to debt financing have been capitalized and are being amortized over the term of the related loans using the straight-line method, which approximates the effective-interest method. As of September 30, 2005 and 2004, accumulated amortization was $2,126,601 and $865,099, respectively. In 2004, deferred financing costs of $630,000 were written off relative to the extinguishment of certain term debt and a revolving loan facility. Also in 2004, deferred financing costs of $3,368,597 were written off relative to the modification of credit agreements and in accordance with Emerging Issues Task Force Issue 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments. This amount is included in interest expense in the accompanying consolidated statement of operations.

Cost of Goods Sold

Cost of goods sold includes the cost of equipment (excluding depreciation for rental equipment, which is included in depreciation expense, of approximately $8,888,000 and $2,657,000 for the years ended September 30, 2005 and 2004, respectively), pharmaceuticals, and supplies sold to customers.

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements — (Continued)

Intangibles

The details of the Company’s intangibles are as follows:

		Customer
	Noncompete	and Supplier
	Agreements	Base

September 30, 2005:
Gross carrying amount	$4,230,000	$8,258,000
Accumulated amortization	$1,074,000	$3,659,565
September 30, 2004:
Gross carrying amount	$4,230,000	$8,258,000
Accumulated amortization	$228,000	$ 905,613
Amortization period	5 years	37.75 months

The Company estimates amortization expense for these intangible assets will be approximately $3,698,000, $2,593,000, $846,000, and $617,000 for each of the years ending September 30, 2006, 2007, 2008, and 2009, respectively.

Goodwill

Changes in goodwill are as follows:

Balance at September 30, 2003	$34,064,233
Acquisitions	104,727,270

Balance at September 30, 2004	138,791,503
Purchase price allocation adjustments for prior acquisitions	2,570,241

Balance at September 30, 2005	$141,361,744

Revenue Recognition

The Company’s revenues are reported on the accrual basis in the period in which products, services, or insulin pump rental equipment are provided. Revenues are recorded at established or negotiated charges, reduced by contractual adjustments to the net amounts expected to be collected. Differences between estimated contractual adjustments and final payments are reported as contractual adjustments when final payments are made.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial, or account review.

Management performs periodic analyses to evaluate accounts receivable balances to ensure that recorded amounts reflect estimated net realizable value. Specifically, management considers historical realization data, accounts receivable aging trends, other operating trends, and relevant business conditions. Also, focused reviews of certain large and/or problematic payors are performed. Due to continuing changes in the healthcare industry and third-party reimbursement, it is possible that management’s estimates could change by a material amount in the near term, which could have an impact on operations and cash flows.

During the years ended September 30, 2005 and 2004, the Company increased its contractual adjustments and provision for uncollectible accounts to more accurately reflect expected collection rates on accounts receivable

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements — (Continued)

based on a comprehensive analysis of collection experience on fiscal 2004 and 2003 revenues. Net revenues for the years ended September 30, 2005 and 2004, were reduced by approximately $2.2 million and $1.3 million for the adjustments related to fiscal 2004 and 2003 revenues, respectively, resulting in an unfavorable effect on earnings per share of $0.70 and $0.87 for the years ended September 30, 2005 and 2004, respectively.

Advertising Costs

The cost of advertising (other than direct-response) is charged to expense as incurred. Advertising expense was approximately $3,275,480 and $566,498 for the years ended September 30, 2005 and 2004, respectively.

Shipping and Handling

Shipping and handling costs are included in cost of net revenues in the accompanying consolidated statements of operations.

Stock-Based Compensation

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition for an entity that changes to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to require expanded disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income (loss) and allows continued use of recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for stock options to employees.

The Company continues to use the intrinsic-value recognition and measurement principles of APB Opinion No. 25 and related interpretations, under which no compensation cost related to stock options has been recognized in net loss for the years ended September 30, 2005 and 2004.

SFAS No. 148 requires companies to disclose net income (loss) as if the company accounted for its stock option grants under the fair value method described in SFAS No. 123. For purposes of pro forma disclosures, the estimated fair value of all outstanding stock options is amortized to expense over the options’ vesting periods. The pro forma effects shown below are not necessarily indicative of the effects on future years.

	Year Ended September 30
	2005	2004

Net loss attributable to common stock, as reported	$(34,956,381)	$(7,613,248)
Stock compensation expense included in reported net loss, net of related tax effects	—	—
Pro forma stock compensation expense, net of related tax effects	(83,000)	(7,000)

Pro forma net loss attributable to common stock	$(35,039,381)	$(7,620,248)

Net loss per share of common stock:
Basic and diluted — as reported	$(11.13)	$(5.12)

Basic and diluted — pro forma	$(11.15)	$(5.12)

Stock-based compensation to nonemployees is accounted for using the fair-value-based method.

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements — (Continued)

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash, restricted cash, accounts receivable, and accounts payable approximate fair value because of the short-term maturity of these instruments.

As of September 30, 2005 and 2004, the carrying amount of the Company’s long-term debt approximated fair value.

Impairment of Long-Lived Assets

Under SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment. The Company performed its annual impairment review as of June 30, 2005 and 2004, and did not record an impairment charge as a result.

The Company evaluates its long-lived assets for impairment whenever circumstances indicate that the carrying amount of the asset may not be recoverable from estimated future cash flows, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. There were no impairment losses recognized for the years ended September 30, 2005 and 2004.

Income Taxes

The Company computes its income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date.

In accordance with SFAS No. 109, it is the Company’s policy to provide reserves for the potential nonrealization of deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers all available positive and negative evidence, including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. Significant management judgment is required in determining the provision for income taxes and, in particular, any valuation allowance recorded against deferred tax assets.

Segments

The Company’s business of selling medical and pharmacy supplies comprises a single reportable operating segment under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

Use of Estimates

The preparation of financial statements and the accompanying notes in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Financial Accounting Standards

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs which amended Accounting Research Bulletin (ARB) No. 43, Chapter 4. The amendments made by SFAS No. 151

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements — (Continued)

will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS No. 151 are to be applied prospectively. Adoption of SFAS No. 151 is not expected to materially impact our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets which amended Accounting Principles Board (APB) Opinion No. 29, Accounting for Nonmonetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. The Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this Statement are to be applied prospectively. Adoption of SFAS No. 153 is not expected to materially impact our consolidated financial statements.

In December 2004, the FASB revised SFAS No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS No. 123 as originally issued and Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Revised SFAS No. 123 will become effective the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company does not anticipate that the adoption of the new standard will have an effect on the Company’s financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and SFAS No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of the new standard will have an effect on the Company’s financial position, results of operations or cash flows.

Reclassifications

Certain reclassifications have been made to the 2004 consolidated financial statements to conform to the 2005 presentation. These reclassifications had no effect on net loss as previously reported.

3.	Acquisitions

During fiscal year 2004, the Company completed four acquisitions of complementary businesses designed to significantly increase the Company’s customer base, referral sources, payor sources, and product offerings. The results of operations for each of these acquired entities are included in the accompanying consolidated financial statements since the respective dates of acquisition.

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements — (Continued)

On November 20, 2003, Chronic Care Solutions acquired all of the outstanding common stock of Key Med, Inc. for an aggregate cash purchase price of $6,792,494, including transaction costs.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$988,566
Property and equipment	11,119
Goodwill	6,777,948

Total assets acquired	7,777,633
Current liabilities	(985,139)

Net assets acquired	$6,792,494

On February 20, 2004, Chronic Care Solutions acquired all the outstanding common stock of Secure Care Medical, Inc. for an aggregate cash purchase price of $7,266,505, including transaction costs.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$7,234,419
Property and equipment	25,181
Pump rental equipment	1,224,000
Other assets	5,250
Goodwill	4,556,494

Total assets acquired	13,045,344
Current liabilities	(5,413,896)
Long-term deferred tax liability	(364,943)

Total liabilities assumed	(5,778,839)

Net assets acquired	$7,266,505

During the year ended September 30, 2005, the Company recorded $1,500,000 of additional goodwill related to the Secure Care Medical, Inc. acquisition. This amount represents additional consideration related to an earn-out provision based upon the number of insulin pumps sold.

On March 31, 2004, Chronic Care Solutions acquired all the outstanding common stock of Medical Express Depot, Inc. for an aggregate purchase price of $9,135,107, including transaction costs. Consideration paid included $8,635,133 in cash, common stock valued at $1,764, and Series A-4 preferred stock valued at $498,210.

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$3,395,198
Property and equipment	103,252
Other assets	4,150
Noncompete agreements	330,000
Supplier base	100,000
Customer base	1,000,000
Goodwill	7,487,236

Total assets acquired	12,419,836
Current liabilities	(3,284,729)

Net assets acquired	$9,135,107

During the year ended September 30, 2005, the Company recorded $1,000,000 of additional goodwill related to the Medical Express Depot, Inc. acquisition. This amount represents additional consideration related to an earn-out provision based upon the number of insulin pumps sold.

On June 30, 2004, Chronic Care Solutions acquired certain assets of the Pharmacy and Supplies Division of Matria Healthcare, Inc. for an aggregate cash purchase price of $104,373,788, including transaction costs.

The following table summarizes the estimated fair values of the assets acquired at the date of acquisition.

Current assets	$3,605,471
Property and equipment	5,501,907
Key customer contracts	4,458,000
Noncompete agreements	3,900,000
Supplier base	2,700,000
Goodwill	85,905,592

Assets acquired	106,070,970
Current liabilities	(1,697,182)

Net assets acquired	$104,373,788

Approximately $100 million of goodwill recorded as a result of the 2004 Chronic Care Solutions acquisitions is expected to be deductible for income tax purposes.

The results of the Pharmacy and Supplies Division of Matria Healthcare, Inc.’s operations are included in the accompanying consolidated statements of operations since the date of acquisition. The following unaudited pro forma information presents a summary of the Company’s combined results of operations and those of the Pharmacy and Supplies Division of Matria Healthcare, Inc. as if the acquisition had occurred at the beginning of the period (October 1, 2003). The following pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed date, nor is it necessarily an indication of trends in future results

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements — (Continued)

Pro Forma
2004

Net revenues	$170,400,059
Income from operations	12,616,577
Net loss attributable to common stock	(4,508,968)
Net loss per common share:
Basic and diluted	$(3.03)

4.	Property and Equipment

Property and equipment consists of the following at September 30:

	2005	2004

Automobiles	$120,429	$120,429
Computer equipment	9,433,421	7,798,607
Furniture and fixtures	4,258,316	4,130,385
Insulin pump rental equipment	16,254,292	6,865,200

	30,066,458	18,914,621
Less accumulated depreciation	(15,843,747)	(5,257,223)

Property and equipment, net	$14,222,711	$13,657,398

5.	Long-Term Debt

Long-term debt and other obligations consist of the following at September 30:

	2005	2004

Senior term loans	$82,274,810	$90,125,000
Senior subordinated debt	83,755,371	81,893,383
Junior subordinated debt	10,570,861	9,105,130
Revolving credit loans	18,225,437	8,884,146

	194,826,479	190,007,659
Less current portion	8,750,000	7,750,000

	$186,076,479	$182,257,659

During fiscal 2004, the Company significantly increased its long-term borrowings. Net proceeds were used to fund four acquisitions, working capital requirements and integration costs associated with one of these acquisitions, and to pay a special dividend on common stock.

The Company’s senior credit facility, with several financial institutions, was issued in conjunction with the Pharmacy and Supplies Division of Matria Healthcare, Inc. acquisition and provides for $92 million in senior term loans and a $28 million revolving loan commitment. Borrowings under the revolving loan are subject to certain requirements specified in the agreement. In addition, the Company issued a total of $81 million of senior subordinated notes and $8 million of junior subordinated notes in conjunction with the Key Med, Inc., Secure Care Medical, Inc., Medical Express Depot, Inc., and Pharmacy and Supplies Division of Matria Healthcare, Inc. acquisitions and the special common stock dividend. Borrowings under these agreements are collateralized by substantially all of the assets of the Company.

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements — (Continued)

Interest is payable on the senior term loans and revolving credit loans, at the Company’s option, at either a base rate (prime) plus a margin of 2.25% to 2.75% or LIBOR plus a margin of 3.50% to 4.00% (7.20% and 7.70% for the senior term loans and 9.00% for the revolving credit loans at September 30, 2005, and 5.44% and 5.93% for the senior term loans and 7.00% for the revolving credit loans at September 30, 2004). The senior term loans were originally expected to mature on June 15, 2009, and June 15, 2010. The revolving loan has an annual commitment fee equal to 0.5% of the unused balance and was originally expected to mature on June 15, 2009.

The senior and junior subordinated notes were originally expected to mature on November 20, 2011. Interest only is payable on the senior subordinated debt at rates ranging from 9% to 14%. Additional interest ranging from 1% to 4% is paid in-kind and added to the principal quarterly. Interest on the junior subordinated debt accrues at 15%, is paid in-kind and is added to the principal quarterly. Accrued in-kind interest on the junior and a portion of the senior subordinated debt was originally due in November 2008, and the accrued in-kind interest on the remaining senior subordinated debt was originally due in November 2010.

These agreements also contain various restrictive covenants, including the maintenance of certain financial ratios, and restrictions regarding certain activities such as additional indebtedness, sale of assets, investments, mergers and consolidations, and the payment of dividends. At September 30, 2004, the Company was not in compliance with certain of these covenants and received a waiver of such noncompliance dated March 8, 2005, covering all periods of noncompliance. The Company did not evaluate its compliance with these covenants at September 30, 2005, due to the repayment of the debt agreements in October 2005 (see Note 14). Maturities shown on the accompanying consolidated balance sheets and in the principal repayment schedule below reflect the current and long-term classification and future maturities based upon the agreements, and have not been adjusted for the October 2005 repayment.

In connection with the junior subordinated notes, the Company issued warrants to purchase up to 88,638 shares of the Company’s common stock and contingent warrants to purchase up to an additional 44,319 shares of the Company’s common stock. The warrants are immediately exercisable at a price per share of $0.01. The warrants were originally expected to expire 10 years from the date of grant.

The warrants contain a put option whereby the warrants and/or warrant shares can be put by the holders in exchange for cash. The put price is the fair value of the common stock at the date the holder exercises the put option. The put is exercisable at any time after the earliest of 1) the 8th anniversary of the junior subordinated notes’ closing date, 2) repayment of the junior subordinated notes, 3) an event of default exists on the junior subordinated notes or 4) a change of control occurs. None of the warrants were eligible for put as of September 30, 2005; however, they were recorded at their estimated fair value of $813,697 and are included in other long-term liabilities on the accompanying consolidated balance sheets.

Principal payments required on long-term debt (based on in-kind interest accrued through September 30, 2005) for the next five years were as follows at September 30, 2005:

2006	$8,750,000
2007	9,750,000
2008	11,000,000
2009	33,051,669
2010	132,274,810

$194,826,479

Capital Lease Obligations

In August 2003, the Company entered into a capital lease for furniture. The monthly payment was $17,739 and the lease expired in August 2005. The lease was collateralized by furniture with a net book value of $141,575 at

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements — (Continued)

September 30, 2004. In addition, the Company entered into various capital leases for metered postage equipment expiring in fiscal year 2005 with a net book value of $113,137 at September 30, 2004.

6.	Lease Commitments

The Company leases facilities under operating leases expiring at various times through July 2009. Minimum future rental payments under noncancelable operating leases having terms in excess of one year are as follows at September 30, 2005:

2006	$1,374,932
2007	1,249,012
2008	1,035,385
2009	229,944

Rental expense was $1,724,470 and $1,035,450 for the years ended September 30, 2005 and 2004, respectively.

7.	Retirement Plan

The Company sponsors a 401(k) plan for eligible employees. The Company’s matching contribution to plan participants for the year ended September 30, 2005, was $211,972. There were no Company matching contributions to plan participants for the year ended September 30, 2004.

8.	Stockholders’ (Deficit) Equity

The Company’s designated common stock and preferred stock are as follows:

				Issued and
				Outstanding Shares
		Authorized Shares		September 30
	Par Value	2005	2004	2005	2004

Common stock	$0.001	7,803,528	7,803,528	3,211,156	3,214,156
Series A-1 convertible preferred stock	$0.001	517,647	517,647	517,647	517,647
Series A-2 convertible preferred stock	$0.001	183,682	183,682	183,682	183,682
Series A-3 convertible preferred stock	$0.001	—	—	—	—
Series A-4 convertible preferred stock	$0.001	85,162	85,162	85,162	85,162
Series A-5 convertible preferred stock	$0.001	2,336,665	2,336,665	2,336,665	2,336,665
Series B-1 contingent preferred stock	$0.001	185,000	185,000	185,000	185,000
Series B-2 contingent preferred stock	$0.001	15,000	15,000	—	—
Series B-3 contingent preferred stock	$0.001	262,000	262,000	—	—

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements — (Continued)

The original issue price, annual dividend rate, liquidation value, and unpaid dividends per share for the Company’s authorized preferred stock at September 30, 2005, are as follows:

		Annual		Unpaid
	Original	Dividend	Liquidation	Dividends
	Issue Price	Rate	Value	per Share

Series A-1 convertible preferred stock	$30.00	9.00%	$34.00	$5.01
Series A-2 convertible preferred stock	$46.55	9.55%	$55.27	$8.24
Series A-4 convertible preferred stock	$28.24	8.00%	$28.34	$3.36
Series A-5 convertible preferred stock	$23.00	8.00%	$23.00	$2.30
Series B-1 contingent preferred stock	$0.10	—	$0.10	$—
Series B-2 contingent preferred stock	$0.10	—	$0.10	$—
Series B-3 contingent preferred stock	$0.10	—	$0.10	$—

Common Stock

Of the Company’s total authorized common stock, 450,000 shares are designated as nonvoting. At September 30, 2005 and 2004, 344,570 and 294,570 shares of nonvoting common stock are outstanding, respectively.

During fiscal 2004, the Company issued 96,000 shares of restricted common stock to certain employees. This restricted common stock vests over a four-year period at each anniversary date and fully vests upon the occurrence of certain liquidity events. The restricted common stock has no vesting requirements other than continued employment of the employee.

Series A-1, Series A-2, Series A-4 and Series A-5 Convertible Preferred Stock

To the extent not paid, dividends on all of the Series A stock accumulate, whether or not declared. At September 30, 2005 and 2004, cumulative unpaid dividends were $9,758,331 and $3,052,258, respectively, and are included in due to stockholders in the accompanying consolidated balance sheets.

The Series A-1, A-2, A-4, and A-5 stock are pari passu redemptive and enjoy equal liquidation rights on a pro rata basis based on value.

The Series A-1, A-2, A-4, and A-5 stock have equal voting rights as the common stock of the Company, except for special actions of the Board, as defined in the articles of incorporation, which require a separate vote of stockholders and must be approved by a majority of the holders of the Series A convertible preferred stock voting as a single class.

Shares of Series A-1, A-2, A-4, and A-5 stock may, at the option of the holder, be converted at any time into fully paid and nonassessable shares of common stock. The number of shares of common stock to which a holder is entitled upon conversion is the product obtained by multiplying the “Conversion Rate” then in effect by the number of shares being converted. The conversion rate in effect at any time is the quotient obtained by dividing the original conversion price by the current conversion price. As of September 30, 2005 and 2004, the Series A stock was convertible at one share of common stock for one share of preferred stock.

Series B-1 and B-3 Contingent Preferred Stock

The holders of Series B-1 and B-3 contingent stock have no voting rights, conversion rights or dividend rights. Upon the occurrence of certain liquidity events or trigger dates, the Series B-1 and B-3 contingent stock will become Series B-1 and B-3 convertible stock to the extent certain internal rate of return targets on the Series A-1 and A-5 stock, respectively, are met.

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements — (Continued)

Shares of Series B-1 and B-3 convertible stock have equal voting rights as the common stock.

The holders of the Series B-1 and B-3 contingent stock or Series B-1 and B-3 convertible stock are entitled to be paid, out of the assets of the Company, on a pari passu basis with the holders of the Series A-1 and A-5 stock, respectively, a liquidation value of $0.10 per share, plus all declared but unpaid dividends thereon.

Shares of the Series B-1 and B-3 convertible stock do not earn dividends (unless declared by the Board of Directors), but are convertible into common stock based upon the conversion rate then in effect determined by dividing the original conversion price of $0.10 per share by the current conversion price. At September 30, 2005 and 2004, the Company had 185,000 shares of Series B-1 contingent stock outstanding. On a fully diluted basis, assuming the Series B-1 contingent stock qualified as Series B-1 convertible stock and was converted into common stock, the excess of the fair value of common stock that would be received by the stockholders at conversion over the conversion price paid to the Company would have been approximately $1,114,000 and $564,000 at September 30, 2005 and 2004, respectively. At September 30, 2005 and 2004, none of the Series B-1 contingent stock qualified as Series B-1 convertible stock.

9.	Incentive Stock Option Plan

In March 2002, the Company adopted an Incentive Stock Option Plan (the Plan) under which options to acquire common stock and Series B contingent stock of the Company may be granted. Generally, options to acquire common stock become exercisable over a five-year period and options to acquire Series B contingent stock become exercisable upon grant. All of the options expire no later than ten years from the date of grant.

The maximum number of shares issuable under the Plan at September 30, 2005 and 2004, was 247,000 shares of common stock and 462,000 shares of Series B contingent stock.

The Company has reserved 247,000 shares of common stock and 462,000 shares of Series B contingent stock for issuance under the Plan as of both September 30, 2005 and 2004.

Activity relative to the Company’s common stock options is as follows:

		Weighted-
		Average
	Number of	Price per
	Shares	Share

Options outstanding at September 30, 2003	89,000	$20.79
Options granted	96,000	0.10
Options granted	9,500	2.00
Options granted	109,550	3.44
Options exercised	(96,000)	.10
Options cancelled	(89,000)	20.79

Options outstanding at September 30, 2004	119,050	3.33
Options granted	22,850	3.44

Options outstanding at September 30, 2005	141,900	$3.34

Exercisable at September 30, 2005 and 2004	23,810	$3.33

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements — (Continued)

Activity relative to the Company’s Series B contingent stock options is as follows:

	Series B-2		Series B-3
		Weighted-		Weighted-
	Number	Average Price	Number	Average Price
	of Shares	Per Share	of Shares	Per Share

Options outstanding at September 30, 2003	—	$—	—	$—
Options granted	15,000	2.00	199,150	1.00
Options cancelled	(15,000)	2.00	—	—

Options outstanding at September 30, 2004	—	—	199,150	1.00
Options granted	—	—	49,750	1.00

Options outstanding at September 30, 2005	—	$—	248,900	1.00

Exercisable at September 30, 2005	—	$—	248,900	$1.00

Exercisable at September 30, 2004	—	$—	199,150	$1.00

The weighted-average fair value of the options at their grant date was minimal and the weighted-average remaining contractual life of the options as of September 30, 2005 and 2004, was 9.0 years and 9.9 years, respectively.

The estimated fair value of each option granted is calculated using the Minimum Value option-pricing model. The weighted average of the assumptions used for calculating the fair value of the grants was: expected life of five years, risk-free interest rate of 3.8% and 3.4% as of September 30, 2005 and 2004, respectively, and no expected dividend yield.

10.	Income Taxes

Income tax expense (benefit) is comprised of the following:

	Year Ended September 30
	2005	2004

Current benefit	$(1,577,376)	$(22,520)
Deferred provision	2,164,009	(2,205,002)

Net income tax expense (benefit)	$586,633	$(2,227,522)

The effective tax expense (benefit) rate differs from the statutory U.S. federal income tax rate as a result of the following:

	Year Ended September 30
	2005	2004

Statutory federal rate	34.00%	34.00%
State rate net of federal benefit	3.63	3.63
Nondeductible expenses	(1.40)	(0.76)
Other	—	(0.16)
Change in valuation allowance	(38.35)	—

Effective rate	(2.12)%	36.71%

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements — (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company’s net deferred income taxes are as follows:

	September 30
	2005	2004

Current deferred tax assets:
Bad debts	$8,731,541	$1,853,892
Inventory	112,091	6,595
Net operating loss	—	1,263,504

	8,843,632	3,123,991
Valuation allowance for deferred tax assets	(6,076,104)	—

Net current deferred tax asset	2,767,528	3,123,991
Long-term net deferred tax assets (liabilities):
Property and equipment	(119,441)	(1,661,346)
Direct-response advertising	(807,021)	(1,600,077)
Deferred financing costs	—	1,236,275
Other accruals	(1,244,800)	—
Transaction-related accruals	(1,847,948)	—
Intangible assets	(4,639,160)	(892,942)
Net operating loss	6,538,295	—
Sales tax	120,792	—
Other	5,771	—

	(1,993,512)	(2,918,090)
Valuation allowance for deferred tax assets	(4,579,156)	—

Net long-term deferred tax liability	(6,572,668)	(2,918,090)

Net deferred taxes	$(3,805,140)	$205,901

SFAS No. 109, Accounting for Income Taxes, requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined a $10,655,260 valuation allowance is necessary at September 30, 2005, to reduce the deferred tax asset to the amount that will more likely than not be realized. There was no valuation allowance recorded at September 30, 2004.

At September 30, 2005, the Company has available federal net operating loss carryforwards of $16,021,412, which expire in the year 2024. At September 30, 2004, the Company had available net operating loss carryforwards of $3,357,705, which were carried back to previous tax years. The Company also has substantial state net operating loss carryforwards that have not been carried back and are accounted for in the deferred tax assets reflected above.

11.	Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash, restricted cash, and accounts receivable.

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements — (Continued)

Cash and Restricted Cash

The Company periodically maintains cash and restricted cash balances in excess of the Federal Deposit Insurance Corporation’s insured limit of $100,000. The amounts uninsured at September 30, 2005 and 2004, were approximately $9,474,000 and $9,485,000, respectively.

Accounts Receivable

The Company grants credit without collateral to its customers. As of September 30, 2005 and 2004, approximately 42% of accounts receivable are due from Medicare and Medicare supplemental insurance plans. Accounts receivable are reported net of an estimated allowance for uncollectible accounts in the accompanying consolidated balance sheets.

Major Suppliers

Approximately 82% and 83% of the purchases made by the Company for the years ended September 30, 2005 and 2004, respectively, were made from five major suppliers. Amounts payable to these suppliers as of September 30, 2005 and 2004, total approximately $10,891,000 and $8,365,000, respectively.

12.	Related-Party Transactions

The Company pays monthly management fees to its majority stockholder. The management fees are comprised of a base management fee plus reasonable costs and expenses. Total base management fees paid during the years ended September 30, 2005 and 2004, were $625,959 and $433,333, respectively, and are included in operating, selling, general and administrative expenses in the accompanying consolidated statements of operations. Total other costs and expenses paid during the years ended September 30, 2005 and 2004, were $74,830 and $65,438, respectively, and are included in other (income) expense, net in the accompanying consolidated statements of operations.

13.	Earnings Per Share

The following table represents the computation of basic and diluted earnings per common share as required by SFAS No. 128, Earnings Per Share:

	Year Ended September 30
	2005	2004

Net loss attributable to common stock	$(34,956,381)	$(7,613,248)
Basic and diluted weighted common shares outstanding	3,141,479	1,487,385

Basic and diluted net loss per share of common stock	$(11.13)	$(5.12)

Basic net loss per common share is computed using net loss and the basic weighted-average number of common shares outstanding during the period. Diluted net loss per common share excludes the anti-dilutive effect of the conversion of preferred stock to common stock, warrants and stock options of approximately 3,398,000 and 3,375,000 during the years ended September 30, 2005 and 2004, respectively.

Chronic Care Solutions, Inc.

Notes to Consolidated Financial Statements — (Continued)

14.	Current Assets and Current Liabilities

Prepaids and other current assets consist of the following at September 30:

	2005	2004

Manufacturer rebates receivable	$1,831,647	$1,026,847
Income tax receivable	1,194,638	—
Prepaid expenses	800,983	713,329
Other receivables	256,268	—

Prepaids and other current assets	$4,083,536	$1,740,176

The increase in other current assets primarily relates to the business acquisition of the Pharmacy and Supplies Division of Matria Healthcare, Inc. discussed above in Note 3.

Accounts payable and accrued expenses consists of the following at September 30:

	2005	2004

Accounts payable	$15,372,438	$11,464,251
Accrued interest	3,010,845	353,954
Accrued wages and benefits	2,524,459	1,585,997
Accrued patient refunds	1,062,481	1,147,786
Reserve for business acquisition	—	933,000
Other current liabilities	528,000	247,742

Accounts payable and accrued expenses	$22,498,223	$15,732,730

15.	Subsequent Event

Effective for accounting purposes on October 1, 2005, all of the Company’s outstanding capital stock was indirectly acquired by Chronic Care Solutions Holding, Inc. As a result of this transaction, all outstanding debt of the Company, including accrued but unpaid interest, as of September 30, 2005, was paid in full subsequent to year-end.

Report of Independent Registered Certified Public Accounting Firm

To the Stockholders and Board of Directors of
MPTC Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholder’s equity and of cash flows present fairly, in all material respects, the financial position of MPTC Holdings, Inc. and Subsidiaries (the “Company”) at September 30, 2005 and December 31, 2004 and the results of their operations and their cash flows for the nine-month period ended September 30, 2005 and the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule included in the Registration Statement as Schedule III presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Tampa, Florida

April 14, 2006 except for the segment information included in note 1 and the net income (loss) per share data included in note 1 and note 9, as to which the date is April 19, 2007

MPTC Holdings, Inc. and Subsidiaries

Consolidated Statements of Income
Nine-Month Period Ended September 30, 2005 and Year Ended December 31, 2004

	2005	2004

Net revenues	$140,841,484	$152,015,263
Cost and expenses:
Cost of goods sold	71,394,265	70,697,891
Operating, selling, general and administrative expenses	45,558,037	51,159,504
Provision for uncollectible accounts	6,531,168	7,157,392
Depreciation expense	1,501,427	1,327,048
Amortization expense	3,145,238	7,079,564
Impairment loss — proprietary software system	—	4,987,756
Other expenses	350,000	736,018

	128,480,135	143,145,173

Operating income	12,361,349	8,870,090
Interest income	24,810	24,077
Interest expense	5,789,602	6,708,532

Income before provision for income taxes	6,596,557	2,185,635
Provision for income taxes	2,577,840	950,406

Net income	4,018,717	1,235,229
Preferred stock dividends	3,172,000	3,015,000

Net income (loss) attributable to common stockholders	$846,717	$(1,779,771)

Net income (loss) per common share:
Basic	$0.06	$(0.13)

Diluted	$0.06	$(0.13)

Weighted average number of common shares outstanding:
Basic	13,878,442	13,878,442

Diluted	15,257,795	13,878,442

The accompanying notes are an integral part of these consolidated financial statements.

MPTC Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets
September 30, 2005 and December 31, 2004

	2005	2004

Assets
Current assets
Cash and cash equivalents	$4,290,101	$6,611,315
Accounts receivable, net of allowances of $9,957,418 and $8,719,819, respectively	23,998,591	22,803,015
Inventories	8,092,413	5,528,263
Income tax receivable	—	2,768,138
Prepaid and other current assets	2,111,202	1,573,726
Deferred income taxes	3,866,593	2,702,836

Total current assets	42,358,900	41,987,293
Property and equipment, net	7,648,312	8,265,435
Customer lists, net of accumulated amortization of $27,303,457 and $24,349,284, respectively	22,177	2,951,538
Goodwill	129,272,308	128,397,109
Deferred income taxes	1,409,969	2,051,797
Other assets	1,108,445	1,113,830

Total assets	$181,820,111	$184,767,002

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	$7,119,921	$8,265,556
Accrued compensation costs	2,457,431	1,858,808
Other accrued liabilities	4,333,383	4,146,506
Income taxes payable	244,287	—
Current portion of long term debt and capital lease obligations	10,457,743	10,791,924

Total current liabilities	24,612,765	25,062,794
Long term debt, less current portion	77,748,566	83,772,788
Capital leases, less current portion	299,635	512,361
Other liabilities	730,768	1,009,399

Total liabilities	103,391,734	110,357,342

Commitments and contingencies
Stockholders’ equity
Common stock, $.01 par, 34,000,000 shares authorized 13,878,442 shares issued and outstanding	138,785	138,785
Preferred stock, $.01 par value, 13,000,000 shares authorized 12,651,583 shares issued and outstanding	126,516	126,516
Additional paid-in capital	65,116,014	65,116,014
Retained earnings	13,047,062	9,028,345

Total stockholders’ equity	78,428,377	74,409,660

Total liabilities and stockholders’ equity	$181,820,111	$184,767,002

The accompanying notes are an integral part of these consolidated financial statements.

MPTC Holdings, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity
Nine-Month Period Ended September 30, 2005 and Year Ended December 31, 2004

					Additional
	Common Stock		Preferred Stock		Paid-In	Retained
	Shares	Dollars	Shares	Dollars	Capital	Earnings	Total

Balance at January 1, 2004	13,878,442	$138,785	6,769,230	$67,692	$40,174,838	$7,793,116	$48,174,431
Net income	—	—	—	—	—	1,235,229	1,235,229
Issuance of stock	—	—	5,882,353	58,824	24,941,176	—	25,000,000

Balance at December 31, 2004	13,878,442	138,785	12,651,583	126,516	65,116,014	9,028,345	74,409,660
Net income	—	—	—	—	—	4,018,717	4,018,717

Balance at September 30, 2005	13,878,442	$138,785	12,651,583	$126,516	$65,116,014	$13,047,062	$78,428,377

The accompanying notes are an integral part of these consolidated financial statements.

MPTC Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Nine-Month Period Ended September 30, 2005 and Year Ended December 31, 2004

	2005	2004

Cash flows from operating activities
Net income	$4,018,717	$1,235,229
Adjustment to reconcile net income to net cash provided by operating activities
Deferred income taxes	(521,929)	1,152,832
Depreciation	1,501,427	1,327,048
Amortization	3,145,238	7,079,564
Loan costs expensed upon refinancing	—	981,533
Loss on disposal of property and equipment	—	5,434,498
Provision for uncollectible accounts	6,531,168	7,157,392
Increase (decrease) in cash due to net changes in operating assets and liabilities (net of effects of acquisitions of businesses)
Accounts receivable	(7,726,744)	(5,718,323)
Inventories, prepaids and other assets	(519,181)	(2,568,416)
Payables, accrued expenses, and other liabilities	(394,479)	963,746

Net cash provided by operating activities	6,034,217	17,045,103

Cash flows from investing activities
Purchase of property and equipment	(884,304)	(3,077,245)
Cash paid for acquisitions of business, net of cash acquired of $1,700,541 in 2004	(875,199)	(50,799,459)
Payment of acquisition transaction costs	—	(1,825,000)
Purchase of customer lists	(24,799)	—

Net cash used in investing activities	(1,784,302)	(55,701,704)

Cash flows from financing activities
Proceeds from issuance of preferred stock	—	25,000,000
Proceeds from revolving credit and term loans	12,000,000	95,059,982
Payments on borrowings and capital leases	(18,571,129)	(76,862,418)
Debt issue costs	—	(700,689)

Net cash (used in) provided by financing activities	(6,571,129)	42,496,875

Net (decrease) increase in cash	(2,321,214)	3,840,274
Cash and cash equivalents, beginning of period	6,611,315	2,771,041

Cash and cash equivalents, end of period	$4,290,101	$6,611,315

Supplemental disclosure of cash flow information
Cash paid for income taxes	$338,571	$2,430,283
Cash paid for interest	5,538,154	4,924,814
Supplemental disclosure of non-cash investing and financing transactions
Acquisition of equipment with capital leases	$—	$529,857

The accompanying notes are an integral part of these consolidated financial statements.

MPTC Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
September 30, 2005 and December 31, 2004

1.	Business and Summary of Significant Accounting Policies

Business

The Company (defined below) provides prescription respiratory medication and supplies, diabetes supplies and related products, ostomy, urological, wound care and other healthcare products nationally to customers in their homes primarily through the mail. The Company also provides a complete outsource solution for healthcare service providers and retail pharmacies who wish to serve the Medicare population, with the products above.

Effective for accounting purposes on October 1, 2005, Chronic Care Solutions Holding, Inc. indirectly acquired all of the outstanding capital stock of the Company. As a result of this transaction, all outstanding debt of the Company as of September 30, 2005 was paid in full. In addition, all outstanding Series A and B preferred shares and all outstanding and exercisable common stock options were converted to cash in accordance with stated provisions (Notes 6 and 8).

These financial statements are intended to present the results of the Company as of September 30, 2005, immediately prior to the transaction. Accordingly, the effects of the transaction on equity, debt and other amounts are not reflected in these financial statements.

Principles of Consolidation

The consolidated financial statements of MPTC Holdings, Inc. (Holdings) include the accounts of its wholly owned subsidiaries, MP TotalCare, Inc. (MPTC), MP TotalCare Supply, Inc. (MPTCS), Medical Holdings, Inc. (MH), TotalCare Wholesale, Inc. (TCW) and MP TotalCare Services, Inc., formerly Gericare Providers, Inc. (Gericare), (collectively, “the Company”). All significant intercompany transactions have been eliminated in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents for financial statement purposes.

Inventories

Inventories are carried at the lower of cost (first-in, first-out (FIFO) method) or net realizable value.

Property and Equipment

Property and equipment are stated at cost. Cost for assets obtained in business acquisitions is determined by management’s best estimate based on the condition of the property, its intended use, expected remaining useful life and similar factors. Cost for other assets is the acquisition cost. Property and equipment is depreciated on the straight-line basis over their estimated useful lives, which range from three to forty years for financial reporting purposes. Leasehold improvements are depreciated over the shorter of the useful life or remaining term of the lease. Repairs and maintenance costs are expensed as incurred, while additions, betterments, and major renewals are

MPTC Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)
September 30, 2005 and December 31, 2004

capitalized. The cost and accumulated depreciation associated with any dispositions is removed and the resulting gain or loss is reflected in operations for the period in which the disposition takes place.

The Company capitalizes internal use purchased software which is ready for service and software development costs incurred during the application development stage. The Company charges pre-development, training and maintenance costs to expense as incurred. Software development costs and costs of purchased software are amortized using the straight-line method over the estimated useful life of the product. For the period ended September 30, 2005 and year ended December 31, 2004, the Company capitalized approximately $327,000 and $270,000, respectively, which were recorded as a component of property and equipment (see impairment section below).

Intangible Assets

Goodwill results from the excess of cost over net assets of acquired businesses. Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged regardless of the acquirer’s intent to do so. Such intangible assets, which, for certain of the Company’s business acquisitions, are customer lists, are required to be amortized over their estimated useful lives. Customer lists are carried at cost and amortized on the straight-line basis over a three-year useful life.

The Company follows Statement of Financial Accounting Standard (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Under the provisions of SFAS No. 142, goodwill and other indefinite lived intangible assets are not subject to amortization. Rather, such assets are subject to at least an annual assessment for impairment by applying a fair-value-based test.

As of September 30, 2005 and December 31, 2004, management performed assessments to determine whether there had been a permanent impairment in the value of goodwill and, if so, the amount of such impairment by comparing anticipated future undiscounted cash flows from each of the respective reporting units with the carrying value of each reporting unit’s respective net assets. The factors considered by management in performing this assessment included current operating results, trends and prospects as well as the effects of obsolescence, demand, competition and other economic factors. For the period ended September 30, 2005 and year ended December 31, 2004, there were no goodwill impairments.

Amortization expense for intangible assets was approximately $2,954,000 and $6,637,000 for the period ended September 30, 2005 and the year ended December 31, 2004, respectively. Approximate amortization expense on existing intangibles for the next five years is expected to be as follows:

Years Ending

2006	$6,000
2007	6,000
2008	2,000
2009	1,000
2010	1,000
Thereafter	6,000

$22,000

Impairment of Long Lived Assets

The Company regularly assesses whether there has been permanent impairment of its long lived assets, including property and equipment and definite lived intangible assets, held and used in accordance with

MPTC Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)
September 30, 2005 and December 31, 2004

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated from the use and eventual disposition of the asset. Certain capitalized software development costs of approximately $4,988,000 associated with proprietary operating systems under development were abandoned December 31, 2004, and were recorded as impairment losses on the consolidated statement of income for the year ended December 31, 2004.

Income Taxes

The Company records deferred income taxes for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. The provision (benefit) for income taxes is the tax expense (benefit) for the current period and the net change during the period in deferred tax assets and liabilities, exclusive of the effects of acquired deferred tax items.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APBO No. 25”) and related interpretations in accounting for its employee stock options (Note 6), because the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock Based Compensation, requires use of highly subjective assumptions in option valuation models. Under APBO No. 25, if the exercise price of the Company’s employee stock options is less than the fair market price of the shares at the date of the grant, compensation expense is recognized in the financial statements. No compensation expense was recognized in conjunction with grants in 2005 and 2004, as the fair value of the stock, as estimated by management on the grant dates, was equal to or less than the exercise price.

The following table provides pro forma net income and earnings per share amounts using the fair-value based method of SFAS No. 123, Accounting for Stock Based Compensation:

	2005	2004

Net income (loss) attributable to common stock, as reported	$846,717	$(1,779,771)
Total stock-based employee compensation expense determined under fair value based method, net of related taxes	(493,052)	(542,898)

Pro forma net income (loss) attributable to common stockholders	$353,665	$(2,322,669)

Basic net income (loss) per common share:
Basic — as reported	$0.06	$(0.13)

Basic — pro forma	$0.03	$(0.17)

Diluted net income (loss) per common share:
Diluted — as reported	$0.06	$(0.13)

Diluted — pro forma	$0.02	$(0.17)

The preceding pro forma results were calculated with the use of the Black Scholes option pricing model. The following assumptions were used for the period ending September 30, 2005 and year ended December 31, 2004, respectively: (1) risk-free interest rates of 4.5%; (2) no dividend yield; (3) expected lives of 7 years; and (4) volatility

MPTC Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)
September 30, 2005 and December 31, 2004

of 0%, respectively. Results may vary depending on the assumptions applied within the model. Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on net income for future years.

Revenue Recognition

The Company’s revenues are recognized on an accrual basis in the period in which services and related products are provided to customers, and are recorded at the net realizable amounts estimated to be paid by customers and third-party payors. Contractual adjustments are estimated and accrued in the period in which services are rendered to record revenue at the net realizable amount. Estimates are adjusted, if necessary, in the period final settlements are determined. Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations.

The Company’s revenue recognition policy is consistent with the criteria set forth in Staff Accounting Bulletin 104 — Revenue Recognition (“SAB 104”) for determining when revenue is realized or realizable and earned. The Company recognizes revenue in accordance with the requirements of SAB 104, specifically that:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the seller’s price to the buyer is fixed or determinable; and

•	collectibility is reasonably assured.

Furthermore, included in accounts receivable are earned but unbilled accounts receivables from earned revenues. Unbilled accounts receivable represent charges for equipment and supplies delivered to customers for which invoices have not yet been transmitted to the third-party payor by the Company. Prior to delivery of equipment and supplies to customers, the Company performs certain certification and approval procedures to ensure collection is probable. Once the items are delivered, unbilled accounts receivable are recorded at net realizable amounts expected to be paid by customers and third-party payors. Billing delays, ranging from several days to several weeks, can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources, interim transactions occurring between cycle billing dates established for each customer within the billing system, and business acquisitions awaiting assignment of new provider enrollment identification numbers. In the event the third-party payor does not accept the claim, the customer is typically responsible. Amounts due from customers which are determined to be uncollectible are recognized as provision for uncollectible accounts.

The Company performs analyses to evaluate the net realizable value of accounts receivable. Specifically, the Company considers historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the healthcare industry and with third-party reimbursements, it is possible that the Company’s estimates of net realizable value could change, which could have a material impact on the Company’s results of operations and cash flows.

Net sales include outbound shipping and handling charges billed to customers. Inbound and outbound shipping and handling costs are included as cost of sales. For the period ended September 30, 2005 and year ended December 31, 2004, shipping and handling charges billed to customers were approximately $2,264,000 and $3,070,000, respectively. For the period ended September 30, 2005 and year ended December 31, 2004, inbound and outbound shipping and handling charges included as cost of sales were approximately $5,900,000 and $5,075,000, respectively.

MPTC Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)
September 30, 2005 and December 31, 2004

Vendor Rebates

In January 2003, the Emerging Issues Task Force issued Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (“EITF 02-16”). EITF 02-16, states, among other things, that cash consideration received by a customer (or a reseller) from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer’s income statement. The Company recognizes rebates on a pro-rata accrual basis over the term of the rebate period, regardless of when the actual rebate is received. Any adjustments between amounts recorded over the rebate period and the ultimate amounts actually received are recorded when such differences become known.

Advertising Costs

The Company expenses advertising costs as incurred. For the period ended September 30, 2005 and year ended December 31, 2004, the Company expensed advertising costs of approximately $520,000 and $893,000, respectively.

Financial Instruments

The carrying values of cash, accounts receivable, accounts payable, accrued expenses and liabilities, and borrowings are reasonable estimates of their fair value due to their short-term nature and variable rates associated with these financial instruments. In addition, the carrying value of debt further approximates its fair value based on management’s assessment of debt instruments with similar characteristics and amounts.

Concentration of Credit Risk

The Company generally does not require collateral or other security in extending credit to customers; however, the Company routinely obtains assignment of (or is otherwise entitled to receive) benefits receivable under the health insurance programs, plans or policies of customers. Included in the Company’s net revenues is reimbursement from government sources under Medicare, Medicaid and other government funded programs, which aggregated to approximately 67% and 68% of net revenues in 2005 and 2004, respectively. Medicare reimbursement related restructuring charges are discussed below.

Restructuring Charges

Medicare reimbursement for the medications and products associated with the Company’s respiratory and diabetic business lines were reduced effective January 1, 2005, with the respiratory reductions being substantial in both percentage and dollar terms. In preparation for the reimbursement change, the Company undertook, in the latter part of 2004, a restructuring of its respiratory operations, including the closure of certain operating locations, reduction in staff, and modifications to its medication formulary. In conjunction with this initiative, the Company recorded the following charges:

	2005	2004

Cost of sales	$—	$184,350
Operating, selling, general and administrative expenses	—	386,500
Other expenses	350,000	317,276

Total restructuring charges	$350,000	$888,126

MPTC Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)
September 30, 2005 and December 31, 2004

Segment Information

The Company follows SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” SFAS No. 131 establishes standards for reporting financial information about operating segments in financial statements, as well as additional disclosures about products and services, geographic areas, and major customers. The Company manages its business as one reporting segment.

Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted materials. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets” which amended Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Non-monetary Transactions.” The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. The Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The provisions of this Statement are to be applied prospectively. The adoption of SFAS No. 153 is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R (Revised 2004), “Share-Based Payment.” SFAS No. 123R is a revision of FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees” and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. SFAS No. 123R is effective for fiscal years beginning after December 15, 2005.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This Statement replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 is not expected to have a material impact on the Company’s consolidated financial statements.

Reclassifications

Certain 2004 amounts have been classified to conform with the 2005 presentation, with no changes to previously reported stockholders’ equity or net income.

MPTC Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)
September 30, 2005 and December 31, 2004

2.	Business Combinations

For the period ended September 30, 2005, the Company paid an aggregate $24,799 for the customer lists of two separate businesses.

Effective July 14, 2004, the Company acquired the outstanding stock of Gericare Providers, Inc. (Gericare), a provider of wound care products. The consideration at closing was $52,500,000, consisting of cash, current assets, and assumption of certain liabilities. Transaction costs totaled approximately $1,825,000. In addition, the consideration was subject to certain purchase price adjustments including adjustments based on closing working capital and up to $2,500,000 of uncollateralized obligations contingent upon certain financial performance targets. Accordingly, in 2005 a final settlement purchase price adjustment of approximately $875,000 was paid by the Company. The purchase agreement included $6,074,363 in closing date payments to designated individuals in the selling group for which the Company received the tax benefits upon payment. Accordingly, the related deferred tax asset has been included in the purchase price allocation for this transaction. Gericare was not related to the Company prior to acquisition. The acquisition was accounted for as a purchase. Factors contributing to goodwill arising from the acquisition include expected synergies and assembled workforce.

The aggregate purchase price of Gericare was allocated to the net assets based upon their estimated fair values, as follows:

	2005	2004

Current assets, primarily accounts receivable and inventory	$—	$8,376,778
Current liabilities	—	(4,155,883)
Deferred taxes	—	3,124,345
Property and equipment	—	779,875
Goodwill	875,199	46,199,885

	$875,199	$54,325,000

The results of Gericare’s operations are included in the accompanying consolidated statements of operations since the date of acquisition. The goodwill value assigned is not deductible for tax purposes. The following unaudited pro forma information presents a summary of the Company’s combined results of operations and those of Gericare as if the acquisition had occurred at the beginning of the periods. The following pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed date, nor is it necessarily an indication of trends in future results

2004

Net revenues	$163,756,138
Net income	$3,209,898
Net income per common share:
Basic	$0.23

Diluted	$0.13

MPTC Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)
September 30, 2005 and December 31, 2004

3.	Property and Equipment

Property and equipment consists of the following at September 30, 2005 and December 31, 2004:

	2005	2004

Land	$852,000	$852,000
Furniture and fixtures	2,396,252	2,168,619
Building	2,322,377	2,322,377
Leasehold improvements	2,272,145	1,966,070
Computer equipment and software*	4,424,369	4,392,468

	12,267,143	11,701,534
Less: Accumulated depreciation	(4,618,831)	(3,436,099)

	$7,648,312	$8,265,435

*	See Note 1 regarding impairment losses recognized in 2004.

MPTC Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)
September 30, 2005 and December 31, 2004

4.	Debt

Borrowings consist of the following September 30, 2005 and December 31, 2004:

	2005	2004

Term note A from Residential Funding Corporation, d/b/a GMAC-RFC Health Capital payable in quarterly interest installments and quarterly principal installments through July 1, 2009. The annual interest rate at September 30, 2005 and December 31, 2004 was prime (as defined) plus .75%, or 7.50% and 6.00%, respectively	$38,720,000	$45,920,000
Term note B from Residential Funding Corporation, d/b/a GMAC-RFC Health Capital payable in quarterly interest installments and quarterly principal installments through July 1, 2009. The annual interest rate at September 30, 2005 and December 31, 2004 was prime plus 1.25%, or 8.00% and 6.50%, respectively	31,680,000	31,920,000
Term note C-1 from American Capital, payable in monthly interest installments through October 1, 2010. The principal is payable on the maturity date. The interest rate at September 30, 2005 and December 31, 2004 was LIBOR plus 7.0%, or 10.95% and 9.56%, respectively	5,000,000	5,000,000
Term note C-2 from American Capital, payable in monthly interest installments through October 1, 2010. The principal is payable on the maturity date. The interest rate at September 30, 2005 and December 31, 2004 was LIBOR plus 12.25%, or 16.20% and 14.81%, respectively	10,000,000	10,000,000
Revolving bank debt from Residential Funding, Corporation d/b/a GMAC-RFC Health Capital payable in monthly interest installments through July 1, 2009. The annual interest rate at September 30, 2005 and December 31, 2004 was prime plus .75%, or 7.50% and 6.00%, respectively	1,500,000	—
Mortgage payable in monthly principal and interest installments of $15,599 through June 28, 2011, at an annual interest rate of 7.04%; collateralized by building and land	900,217	975,218

	87,800,217	93,815,218
Less: Current portion	10,051,651	10,042,430

Long-term portion of debt	$77,748,566	$83,772,788

The Company entered into a loan and security agreement with GMAC-RFC Health Capital (“GMAC”) effective June 17, 2002 that added term note B. The Company entered into a second amended and restated loan and security agreement with GMAC effective June 13, 2003 that added the revolving credit facility and changed the pricing elements of the agreement. The Company entered into a third amended and restated loan and security agreement with GMAC and American Capital Strategies, Ltd. (“American Capital”) effective October 14, 2003 that, among other changes, increased the borrowing on term notes A and B, added term notes C-1 and C-2 and increased the commitment of the revolving credit facility. The Company entered into a fourth amended and restated loan and security agreement with GMAC and American Capital effective July 14, 2004 that again increased the borrowings on term notes A and B and substantially modified the related amounts, maturities, rates, covenant values, etc. as defined by Emerging Issues Task Force Issue No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt. Accordingly, the Company has accounted for the fourth amendment as a refinancing, whereby

MPTC Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)
September 30, 2005 and December 31, 2004

the Company capitalized the associated loan costs and expensed $981,533 in capitalized costs associated with prior financings. At September 30, 2005, $10.5 million was available under the $12 million revolving credit facility.

The term notes and revolving credit facility are collateralized by substantially all assets of the Company. The American Capital notes are subordinate to the GMAC notes. In addition, the notes require that the Company maintain certain financial ratios and meet other covenants including, but not limited to, earnings before interest, taxes, depreciation, and amortization, liquidity and total debt, all as defined in the loan and security agreement.

Scheduled maturities of long-term debt for the next five years and thereafter are as follows:

Years Ending
2006	$10,051,651
2007	10,061,224
2008	10,071,493
2009	42,302,509
2010	174,326
Thereafter	15,139,014

$87,800,217

Effective October 1, 2005, all outstanding debt was paid in full in connection with the transaction described in Note 1.

5.	Income Taxes

The provision (benefit) for income taxes consists of the following at September 30, 2005 and December 31, 2004:

	2005	2004

Federal
Current	$2,814,672	$(180,494)
Deferred	(472,816)	1,027,934

	2,341,856	847,440

State
Current	285,097	(21,932)
Deferred	(49,113)	124,898

	235,984	102,966

Total	$2,577,840	$950,406

Deferred taxes reflect the impact of temporary differences between the financial statements and tax bases of assets and liabilities, primarily relating to accrued expenses and asset valuation allowances.

MPTC Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)
September 30, 2005 and December 31, 2004

The components of deferred tax assets and liabilities are as follows at September 30, 2005 and December 31, 2004:

	2005	2004

Current deferred tax assets
Accounts receivable	$3,734,032	$2,816,000
Accrued vacation	86,346	102,440
Other	46,215	336,119

	3,866,593	3,254,559
Noncurrent deferred tax assets
Differences between book and tax bases of property and equipment and intangible assets	1,409,969	1,500,074

Net deferred tax assets	$5,276,562	$4,754,633

The effective tax expense rate differs from the statutory U.S. federal income tax rate for the period ended September 30, 2005 and the year ended December 31, 2004 as a result of the following:

	2005	2004

Statutory federal rate	34.00%	34.00%
State rate net of federal benefit	5.00%	3.50%
Nondeductible expenses	3.66%	0.83%
Other	0.82%	0.75%

Effective rate	43.48%	39.08%

6.	Stock Compensation

The Company has a qualified incentive stock option plan to promote the mutual interests of the Company and its stockholders by enabling the Company, through the granting of stock options, to attract, retain, and reward key employees. The aggregate number of shares that can be issued upon the exercise of options issued under the plan is 4,723,744. The options vest over a period of one to six years. As of September 30, 2005 and December 31, 2004 there were 2,560,173 and 2,128,915 options exercisable, respectively.

A summary of the Company’s stock option activity and related information is as follows:

		Weighted
	Option	Average
	Shares	Exercise Price

Outstanding at December 31, 2003	3,728,046	$3.18
Options issued	1,294,108	4.25
Options exercised	—	—
Options cancelled/terminated	(298,410)	3.25

Outstanding at December 31, 2004	4,723,744	3.18
Options issued	1,413,929	4.25
Options exercised	—	—
Options cancelled/terminated	(205,250)	4.22

Outstanding at September 30, 2005	5,932,423	$3.40

MPTC Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)
September 30, 2005 and December 31, 2004

Effective October 1, 2005, all outstanding exercisable options were converted to cash in connection with the transaction described in Note 1.

7.	401(k) Plan

The Company sponsors a 401(k) plan, for which substantially all employees are eligible. The Company recorded contributions and related expenses of approximately $614,000 and $662,000 for the period ended September 30, 2005 and year ended December 31, 2004, respectively, related to this plan.

8.	Preferred Stock

On June 17, 2002 the Company issued 6,153,846 shares of Series A convertible 9% cumulative preferred stock for $20,000,000 in cash. On June 13, 2003, the Company issued 615,384 shares of Series A convertible 9% cumulative preferred stock, with the same terms as the preferred stock issued in 2002 for $2,000,000 in cash. On July 14, 2004 the Company issued 5,882,353 of Series B convertible, 9% cumulative, preferred stock for $25,000,000 cash. All preferred shares also have voting rights on a basis calculated as if they were converted to common stock as described below.

Preferred stock holders are entitled to preferential cumulative dividends calculated at 9% per annum of the original issue price. At September 30, 2005 and December 31, 2004 there were approximately $9,056,250 and $5,883,750, respectively, of dividends in arrears on the preferred stock. Dividends are also payable upon the occurrence of certain defined events as well as, a liquidation preference of an amount equal to the greater of $3.25 per share for Series A holders and $4.25 for Series B holders plus all accrued or declared but unpaid dividends on the preferred shares, or an amount per share as would have been payable had each preferred share been converted to common stock immediately prior to liquidation. Liquidation events include a sale of all or substantially all of the Company’s assets, or certain mergers or consolidations with other Companies. The preferred stock shares may be converted at the option of the holder into such number of shares of common stock as is determined by dividing the original preferred stock purchase price by the conversion price in effect at the time of conversion. The conversion price is the preferred stock issue price subject to adjustment for various events. As of September 30, 2005 and December 31, 2004, the preferred shares were convertible at a rate of one share of preferred stock for one share of common stock. Charterhouse Equity Partners III, L.P. is the majority holder of the preferred stock, the majority owner of the entity that owns the majority of the Company’s common stock, and controls the Company’s Board of Directors.

Effective October 1, 2005, all outstanding Series A and B preferred shares were converted to cash in connection with the transaction described in Note 1.

9.	Net Income Per (loss) Common Share

Basic income per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted income per common share reflects the potential dilution of securities that could share in earnings, including stock options. When the exercise of stock options is anti-dilutive, they are excluded from the calculation. There were zero and 1,512,965 of excluded shares underlying anti-dilutive stock options for the period ended September 30, 2005 and year ended December 31, 2004, respectively. The conversion of preferred stock would be anti-dilutive and thus, 12,651,583 and 9,501,470 shares of preferred stock were excluded for the period ended September 30, 2005 and year ended December 31, 2004, respectively.

MPTC Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)
September 30, 2005 and December 31, 2004

A reconciliation of the numerators and the denominators of the basic and diluted income per common share computations for the period ended September 30, 2005 and the year ended December 31, 2004 is as follows:

	2005	2004

Net income (loss) available to common stockholders — numerator for basic and diluted income per common share	$846,717	$(1,779,771)

Denominator:
Weighted average shares for basic income per common share	13,878,442	13,878,442
Effect of stock options	1,379,353	—

Denominator for diluted income per common share	15,257,795	13,878,442

Net income (loss) per common share:
Basic	$0.06	$(0.13)

Diluted	$0.06	$(0.13)

10.	Commitments and Contingencies

Litigation

The Company is involved in certain litigation and claims as a defendant or plaintiff arising in the ordinary course of operations. Management, after considering the advice of legal counsel and other factors, believes that the range of potential liabilities will not materially affect the financial position, results of operations, or liquidity of the Company.

Lease Commitments

The Company leases office space, office equipment, furniture and fixtures, and computer equipment under various operating and capital leases. Rental expenses were approximately $1,686,000 and $2,320,000, respectively, for the period ended September 30, 2005 and year ended December 31, 2004. Approximate future lease commitments under non-cancelable operating and capital leases are as follows:

Periods Ending September 30	Operating	Capital

2006	$2,949,597	$497,215
2007	2,685,852	203,962
2008	2,538,220	38,781
2009	1,559,071	—
2010	333,618	—
Thereafter	—	—

	10,066,358	739,958
Less: Interest portion	—	(34,231)

	$10,066,358	$705,727

Minimum payments have not been reduced by minimum sublease rentals of $1,441,500 due in the future under noncancelable subleases.

Independent Auditors’ Report

The Board of Directors and Shareholders
Matria Healthcare, Inc.:

We have audited the accompanying balance sheet of the Pharmacy and Supplies Division of Matria Healthcare, Inc. (the Division) as of June 30, 2004, and the related statements of operations, divisional equity, and cash flows for the six months ended June 30, 2004. These financial statements are the responsibility of the Division’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Pharmacy and Supplies Division of Matria Healthcare, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the six months ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Atlanta, Georgia
November 5, 2004

PHARMACY AND SUPPLIES
DIVISION OF MATRIA HEALTHCARE, INC.

Statement of Operations

Six Months
Ended
June 30, 2004

Revenues	$39,771,464
Cost of goods sold	22,599,744

Gross margin	17,171,720

Sales department expenses	3,745,307
Provision for doubtful accounts	3,919,379
General and administrative expenses	5,325,179
Customer services expenses	2,548,520

Total operating expenses	15,538,385

Operating earnings	1,633,335
Interest (expense) income, net	(440)
Other (expense) income, net	(66,977)

Net earnings before income taxes	1,565,918
Income taxes	—

Net earnings	$1,565,918

See accompanying notes to financial statements.

PHARMACY AND SUPPLIES
DIVISION OF MATRIA HEALTHCARE, INC.

Balance Sheet

June 30,
2004

Assets
Current assets:
Cash and cash equivalents	$350
Trade accounts receivable, less allowances of $8,224,701	24,053,668
Rebates receivable	1,870,885
Inventories	4,491,870
Prepaid expenses	3,098,114

Total current assets	33,514,887
Property and equipment, net	10,503,709
Other assets	7,899

$44,026,495

Liabilities and Divisional Equity
Current liabilities:
Accounts payable, principally trade	$5,709,265
Accrued compensation and other current liabilities	930,212
Obligations under capital leases	28,700

Total current liabilities	6,668,177
Obligations under capital leases, excluding current portion	50,260
Intercompany payable to Parent	19,544,786

Total liabilities	26,263,223
Divisional equity	17,763,272
Commitments and contingencies (notes 2, 3, and 4)

$44,026,495

See accompanying notes to financial statements.

PHARMACY AND SUPPLIES
DIVISION OF MATRIA HEALTHCARE, INC.

Statement of Divisional Equity
Six Months ended June 30, 2004

Divisional
equity

Balance, December 31, 2003	16,197,354
Net earnings	1,565,918

Balance, June 30, 2004	$17,763,272

See accompanying notes to financial statements.

PHARMACY AND SUPPLIES
DIVISION OF MATRIA HEALTHCARE, INC.

Statement of Cash Flows

Six Months
Ended
June 30, 2004

Cash flows from operating activities:
Net earnings	$1,565,918
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	1,071,660
Provision for doubtful accounts	3,919,379
Changes in assets and liabilities:
Trade accounts receivable	(6,094,201)
Rebates receivable	610,435
Inventories	469,399
Prepaid expenses	322,322
Other assets	30,000
Accounts payable, principally trade	(1,217,910)
Accrued compensation and other current liabilities	6,057
Intercompany payable to Parent	(213,316)

Net cash provided by operating activities	469,743
Cash flows from investing activities:
Purchases of property and equipment	(455,599)
Cash flows from financing activities:
Principal repayments of capital lease obligations	(14,344)

Net decrease in cash and cash equivalents	(200)
Cash and cash equivalents at beginning of period	550

Cash and cash equivalents at end of period	$350

Supplemental disclosure of noncash investing and financing activities:
Property and equipment transferred to other divisions	$1,094,017

See accompanying notes to financial statements.

PHARMACY AND SUPPLIES
DIVISION OF MATRIA HEALTHCARE, INC.

Notes to Financial Statements
June 30, 2004

(1) Summary of Significant Accounting Policies

(a)	Business

Matria Healthcare, Inc. (the Company or Parent) is a comprehensive, integrated disease management company, offering its services to employers, health plans, Medicare and Medicaid programs, pharmaceutical companies, and patients. Disease management encompasses a broad range of services aimed at controlling healthcare costs through proactive management of care. The Company’s strategy is to provide cost-saving solutions for many of the most costly medical conditions and chronic diseases, including, diabetes, cardiovascular diseases, respiratory disorders, obstetrical conditions, cancer, depression, chronic pain, and hepatitis C. The Company’s disease management programs seek to lower healthcare costs and improve patient outcomes through a broad range of disease management, mail-order supply, and clinical services. The Pharmacy and Supplies Division (the Division) provides pharmaceutical drugs and diabetic testing supplies to the Company’s patients and others.

(b)	Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets, and revenue, other income, and expenses for the periods. Actual results could differ from those estimates.

The financial statements include only the accounts of the Division.

(c)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and interest-bearing deposits. The Division considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents, other than those amounts designated for other than current operations.

(d)	Revenue Recognition and Allowances for Uncollectible Accounts

The Division provides pharmaceuticals and diabetic testing supplies to patients primarily on a mail order basis. Revenue from product sales is recognized when products are shipped. Revenue is recorded net of contractual and other discounts.

A significant portion of the Division’s revenues is billed to third-party reimbursement sources. Accordingly, the ultimate collectibility of a substantial portion of the Division’s trade accounts receivable is susceptible to changes in third-party reimbursement policies. In addition, the collectibility of all of the Division’s accounts receivable varies based on payor mix, general economic conditions and other factors. A provision for doubtful accounts is made for revenues estimated to be uncollectible and is adjusted periodically based upon the Division’s evaluation of current industry conditions, historical collection experience, recoveries of amounts previously provided, industry reimbursement trends, audit activity, and other relevant factors which, in the opinion of management, deserve recognition in estimating the allowance for uncollectible accounts.

(e)	Rebates Receivable

Rebates receivable represent amounts due from vendors under rebate programs. Estimates of amounts due from vendors under various rebate programs are made each reporting period. Amounts vary based on the programs offered at the time, the volume of Division purchases and sales, as well as other factors.

PHARMACY AND SUPPLIES
DIVISION OF MATRIA HEALTHCARE, INC.

Notes to Financial Statements — (Continued)
June 30, 2004

(f)	Concentration of Credit Risk

Financial instruments, which potentially expose the Division to concentrations of credit risk, consist primarily of accounts receivable from third-party payors. The collectibility of accounts receivable from third-party payors is directly affected by conditions and changes in the insurance industry and governmental programs, which are taken into account by the Division in computing and evaluating its allowance for uncollectible accounts.

(g)	Inventories

Inventories, which consist primarily of pharmaceutical drugs and patient supplies, are stated at the lower of cost (first-in, first-out) or market (net realizable value).

(h)	Advertising Costs

In accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 93-7, direct-response advertising and related costs for the Division are capitalized and amortized to sales department expense in proportion to expected future revenue. Management assesses the realizability of the amounts of direct-response advertising costs reported as prepaid assets at each balance sheet date by comparing the carrying amounts of such assets to the estimated remaining future net benefits estimated to result directly from such advertising.

Capitalized direct-response advertising costs, net of accumulated amortization, of $2,411,269 were included in prepaid expenses in the accompanying balance sheets at June 30, 2004. The Division expenses in the period incurred all other advertising and promotion costs that do not meet the requirements for capitalization under SOP 93-7. Total advertising expense, including amortization of capitalized costs, was $515,120 for the six months ended June 30, 2004.

(i)	Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Amortization of leasehold improvements and leased equipment is recorded over the shorter of the lives of the related assets or the lease terms. Depreciation and amortization expense for property and equipment was $1,071,660 for the six months ended June 30, 2004.

Property and equipment are summarized as follows:

June 30,
2004

Computer hardware and software	$13,078,389
Furniture and fixtures	684,950
Office equipment	419,519
Leasehold improvements	520,696

14,703,554
Less accumulated depreciation and amortization	4,199,845

$10,503,709

(j)	Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Division reviews long-lived assets, such as property and

PHARMACY AND SUPPLIES
DIVISION OF MATRIA HEALTHCARE, INC.

Notes to Financial Statements — (Continued)
June 30, 2004

equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted operating cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of an asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale are presented separately in the appropriate assets and liabilities sections of the balance sheet.

(k)	Comprehensive Earnings

Comprehensive earnings generally include all changes in equity during a period except those resulting from investments by owners and distributions to owners. Comprehensive earnings equal net earnings for the six months ended June 30, 2004.

(l)	Stock Option Plans

The Parent offers various stock option plans for its employees, officers, independent contractors, and consultants. The Parent and the Division account for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net earnings if the Division had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation for options granted to Division employees. These amounts do not include the effect of income taxes, as the Division is not subject to income taxes directly.

Six Months
Ended
June 30,
2004

Net earnings, as reported	$1,565,918
Deduct stock-based employee compensation expense determined under fair value based method for all awards	66,093

Pro forma, net earnings	$1,499,825

(2) Employee Benefit Plans

The Company maintains a 401(k) defined contribution plan for the benefit of its employees. The Company’s obligation for contributions under the 401(k) plan is limited to each participant’s contribution but not more than 3% of the participant’s compensation. Discretionary contributions are allowed under the plan. Division contributions to the plan for the six months ended June 30, 2004 were approximately $87,000.

PHARMACY AND SUPPLIES
DIVISION OF MATRIA HEALTHCARE, INC.

Notes to Financial Statements — (Continued)
June 30, 2004

(3) Commitments

The Division is committed under noncancelable lease agreements for facilities and equipment. Future minimum operating lease payments and the present value of the future minimum capital lease payments as of June 30, 2004 are as follows:

	Operating
	leases	Capital leases

Years ending June 30:
2005	$563,976	28,733
2006	410,024	28,733
2007	155,520	21,551
2008	90,720	—

	$1,220,240	79,017

Less interest		57

Present value of future minimum capital lease payments		78,960
Less current portion		28,700

		$50,260

Amortization of assets leased under capital leases is included in depreciation expense. Rental expense for cancelable and noncancelable leases was approximately $323,000 for the six months ended June 30, 2004.

(4) Contingencies

The Division is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based in part on the advice of counsel, the ultimate disposition of these matters will not have a material adverse effect on the Division’s balance sheet, results of operations or liquidity.

(5) Related-Party Transactions

The Division’s activities are financed through a cash concentration account with the Parent. All cash receipts and disbursements are recorded through this account, and applied to or against the intercompany account with the Parent. At June 30, 2004, the balance from these activities was a payable to the Parent of $19,544,786. This payable does not bear interest.

(6) Sale of Division

Effective June 30, 2004, certain Division assets were sold by the Parent, resulting in a pretax gain of $56,104,000. All of the Division’s accounts receivable were retained by the Parent. The accompanying financial statements represent the divisional assets and liabilities immediately prior to the sale, and do not include any adjustments made by the Parent in recording the sale.

(7) Income Taxes — Unaudited

The earnings and losses of the Division are included in a consolidated Federal income tax return filed by its Parent. No provision for income taxes has been included in these financial statements, as the Parent does not allocate income taxes to the Division. As such, these financial statements are not in accordance with Staff Accounting Bulletin No. 55. In addition, these financial statements are not in accordance with Regulations S-X.

10,000,000 Shares

CCS Medical Holdings, Inc.

Common Stock

PROSPECTUS
          , 2007

Lehman Brothers
Goldman, Sachs & Co.

Wachovia Securities
Raymond James

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by CCS Medical Holdings, Inc. in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the NASD filing fees and the Nasdaq Global Market listing fee.

Securities and Exchange Commission filing fee		$5,648.80
NASD filing fee		18,900.00
Nasdaq Global Market listing fee		5,648.80
Blue Sky fees and expenses
Transfer agent and registrar expenses and fees
Printing expenses
Accountants’ fees and expenses
Legal fees and expenses
Miscellaneous

Total	$

Item 14.	Indemnification of Directors and Officers

Delaware law and our certificate of incorporation provide that we will, under certain situations, indemnify any director, officer, employee or agent of CCS Medical Holdings, Inc. made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses, including attorneys’ fees, incurred by the person in connection with the proceeding if certain statutory standards are met. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. A proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of CCS Medical Holdings, Inc. Reference is made to Section 145 of the Delaware General Corporation Law for a full statement of these indemnification rights.

We also maintain a directors and officers insurance policy pursuant to which our directors and officers are insured against liability for actions in their capacity as directors and officers.

Item 15.	Recent sales of unregistered securities

During the past three years, we have issued and sold the following securities without registration under the Securities Act of 1933, as amended:

In connection with the closing of the Mergers on September 30, 2005, CCS Medical Holdings, Inc. issued an aggregate of 162,000,000 shares of series A preferred stock. The shares of series A preferred stock were offered to a limited number of accredited investors. This transaction was exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act.

In addition, in connection with the closing of the transactions on September 30, 2005, certain employees rolled over certain then-existing options, with an aggregate intrinsic value of approximately $1,298,191, to purchase shares of our restricted preferred stock. These transactions were exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act.

On August 23, 2006 and November 23, 2006, we issued 10,106 and 1,244, respectively, shares of our series A preferred stock to Warburg Pincus. This transaction was exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act.

Item 16.	Exhibits and financial statement schedules

(a)	Exhibits

Number		Description of Document

1	.1*	Form of Underwriting Agreement
3	.1**	Form of Second Amended and Restated Certificate of Incorporation of CCS Medical Holdings, Inc.
3	.2**	Form of Amended and Restated Bylaws of CCS Medical Holdings, Inc.
4	.1*	Form of Stock Certificate
5	.1*	Opinion of Willkie Farr & Gallagher LLP
10	.1**	Stockholders Agreement, dated as of September 30, 2005, by and among Chronic Care Solutions Holding, Inc., the Institutional Investors (as defined therein) and the Employee Stockholders (as defined therein).
10	.2**	Registration Rights Agreement, dated as of September 30, 2005, by and among Chronic Care Solutions Holding, Inc., the Institutional Investors (as defined therein) and the Employee Stockholders (as defined therein).
10	.3**	Chronic Care Solutions Holding, Inc. Stock Incentive Plan.
10	.4**	Employment Agreement dated September 26, 2005 by and between Chronic Care Solutions Holding, Inc., CCS Medical, Inc. and Joseph H. Capper.
10	.5**	Employment Agreement dated October 1, 2005 by and between Chronic Care Solutions Holding, Inc., CCS Medical, Inc. and Daniel Wisniewski.
10	.6**	Employment Agreement dated October 1, 2005 by and between Chronic Care Solutions Holding, Inc., CCS Medical, Inc. and David Quick.
10	.7**	Employment Agreement dated October 1, 2005 by and between Chronic Care Solutions Holding, Inc., CCS Medical, Inc. and Michael Geldart.
10	.8**	Employment Agreement dated October 1, 2005 by and between Chronic Care Solutions Holding, Inc., CCS Medical, Inc. and Michael O’Connor.
10	.9**	Employment Agreement dated April 27, 2006 by and between Chronic Care Solutions Holding, Inc., CCS Medical, Inc. and Stephen M. Saft.
10.10		Form of Restricted Stock Agreement
10.11		Form of Stock Incentive Plan
21	.1**	Subsidiaries of CCS Medical Holdings, Inc.
23.1		Consent of Ernst & Young LLP
23.2		Consent of PricewaterhouseCoopers LLP
23.3		Consent of KPMG LLP
23	.4*	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1)
23.5		Consent of Marshall & Stevens Incorporated
24	.1**	Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment.

**	Previously filed.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) The undersigned registrant hereby undertakes that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Clearwater, Florida on this 1st day of August, 2007.

CCS Medical Holdings, Inc.

By:	/s/ Joseph H. Capper
Joseph H. Capper
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Joseph H. Capper Joseph H. Capper		President, Chief Executive Officer, Director (Principal Executive Officer)	August 1, 2007

/s/ Stephen M. Saft Stephen M. Saft		Chief Financial Officer (Principal Financial and Accounting Officer)	August 1, 2007

* Joel Ackerman		Director	August 1, 2007

* Steven Cosler		Director	August 1, 2007

* David Wenstrup		Director	August 1, 2007

*By:	/s/ Stephen M. Saft Attorney-in-Fact

Exhibit Index

Number		Description of Document

1	.1*	Form of Underwriting Agreement
3	.1**	Form of Second Amended and Restated Certificate of Incorporation of CCS Medical Holdings, Inc.
3	.2**	Form of Amended and Restated Bylaws of CCS Medical Holdings, Inc.
4	.1*	Form of Stock Certificate
5	.1*	Opinion of Willkie Farr & Gallagher LLP
10	.1**	Stockholders Agreement, dated as of September 30, 2005, by and among Chronic Care Solutions Holding, Inc., the Institutional Investors (as defined therein) and the Employee Stockholders (as defined therein).
10	.2**	Registration Rights Agreement, dated as of September 30, 2005, by and among Chronic Care Solutions Holding, Inc., the Institutional Investors (as defined therein) and the Employee Stockholders (as defined therein).
10	.3**	Chronic Care Solutions Holding, Inc. Stock Incentive Plan.
10	.4**	Employment Agreement dated September 26, 2005 by and between Chronic Care Solutions Holding, Inc., CCS Medical, Inc. and Joseph H. Capper.
10	.5**	Employment Agreement dated October 1, 2005 by and between Chronic Care Solutions Holding, Inc., CCS Medical, Inc. and Daniel Wisniewski.
10	.6**	Employment Agreement dated October 1, 2005 by and between Chronic Care Solutions Holding, Inc., CCS Medical, Inc. and David Quick.
10	.7**	Employment Agreement dated October 1, 2005 by and between Chronic Care Solutions Holding, Inc., CCS Medical, Inc. and Michael Geldart.
10	.8**	Employment Agreement dated October 1, 2005 by and between Chronic Care Solutions Holding, Inc., CCS Medical, Inc. and Michael O’Connor.
10	.9**	Employment Agreement dated April 27, 2006 by and between Chronic Care Solutions Holding, Inc., CCS Medical, Inc. and Stephen M. Saft.
10.10		Form of Restricted Stock Agreement
10.11		Form of Stock Incentive Plan
21	.1**	Subsidiaries of CCS Medical Holdings, Inc.
23.1		Consent of Ernst & Young LLP
23.2		Consent of PricewaterhouseCoopers LLP
23.3		Consent of KPMG LLP
23	.4*	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1)
23.5		Consent of Marshall & Stevens Incorporated
24	.1**	Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment.

**	Previously filed.

Schedule I

CCS Medical Holdings, Inc.

Financial statement schedule — Valuation and qualifying accounts

For the year ended December 31, 2006, and the three months ended December 31, 2005 (Successor).

Valuation and Qualifying Account

	Chronic Care Solutions Holding, Inc.
	Successor
	(Restated)
	Three-	(Restated)
	months	Year
	ended	ended
Allowance for	December 31,	December 31,
Uncollectible Accounts	2005	2006

Beginning of year	$33,161,089	$39,673,195
Plus provision for uncollectible accounts	8,267,223	25,680,280
Less write-offs	(1,755,117)	(34,390,415)

End of year	$39,673,195	$30,963,060

Schedule II

CCS Medical Holdings, Inc.

Financial statement schedule — Valuation and qualifying accounts

For the years ended September 30, 2004 and September 30, 2005 (Predecessor).

Valuation and Qualifying Account

	Chronic Care Solutions, Inc.
	Predecessor
	Year	Year
	ended	ended
Allowance for	September 30,	September 30,
Uncollectible Accounts	2004	2005

Beginning of year	$1,515,000	$4,927,000
Plus provision for uncollectible accounts	3,429,981	18,733,427
Less write-offs	(17,981)	(456,427)

End of year	$4,927,000	$23,204,000

Schedule III

CCS Medical Holdings, Inc.

Financial statement schedule — Valuation and qualifying accounts

For the year ended December 31, 2004 and the nine months ended September 30, 2005 (Predecessor).

Valuation and Qualifying Account

	MPTC Holdings, Inc.
	Predecessor
		Nine-
	Year	months
	ended	ended
Allowance for	December 31,	September 30,
Uncollectible Accounts	2004	2005

Beginning of year	$5,418,107	$8,719,819
Plus provision for uncollectible accounts	7,157,392	6,531,168
Less write-offs	(3,855,680)	(5,293,569)

End of year	$8,719,819	$9,957,418